

# Proxy Statement for 2024 Annual Meeting
# 2023 Annual Report on Form 10-K

**CELLDEX THERAPEUTICS, INC.**
**Perryville III Building**
**53 Frontage Road, Suite 220**
**Hampton, NJ 08827**

**NOTICE OF ANNUAL MEETING OF STOCKHOLDERS**

**To be held on June 13, 2024**

To the Stockholders of
Celldex Therapeutics, Inc.

**NOTICE IS HEREBY GIVEN** that the Annual Meeting of Stockholders (the "Annual Meeting") of Celldex Therapeutics, Inc. (the "Company" or "Celldex" or "we" or "us") will be held on June 13, 2024 beginning at 9:00 a.m. Eastern Time. We are holding the Annual Meeting virtually via the Internet at www.virtualshareholdermeeting.com/CLDX2024. At the Annual Meeting, stockholders will act on the following matters to:

- elect nine directors to serve until the next Annual Meeting of Stockholders and until their respective successors shall have been duly elected and qualified;

- ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2024;

- approve an amendment to our 2021 Omnibus Equity Incentive Plan, including an increase in the number of the shares reserved for issuance thereunder by 3,200,000 shares to 7,500,000 shares;

- approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed in this proxy statement; and

- address any other matters that may properly come before the meeting.

Only stockholders of record at the close of business on April 16, 2024 are entitled to receive notice of and to vote at the Annual Meeting or any postponement or adjournment thereof.

Your vote is important. Whether you plan to attend the meeting or not, you may vote your shares by marking, signing, dating and mailing the enclosed proxy card in the envelope provided. If you attend the meeting and prefer to vote in person, you may do so even if you have already voted your shares. You may revoke your proxy in the manner described in the proxy statement at any time before it has been voted at the meeting.

By Order of the Board of Directors

Sam Martin
*Chief Financial Officer and Secretary*

May 1, 2024
Hampton, NJ

**CELLDEX THERAPEUTICS, INC.**
Perryville III Building
53 Frontage Road, Suite 220
Hampton, NJ 08827

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**PROXY STATEMENT**

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This proxy statement contains information related to the Annual Meeting of Stockholders to be held on June 13, 2024 at 9:00 a.m. Eastern Time. We are holding the Annual Meeting virtually via the Internet. In order to attend our Annual Meeting, you must log in to www.virtualshareholdermeeting.com/CLDX2024 using the 16-digit control number on the notice, proxy card or voting instruction form that accompanied the proxy materials.

Our Annual Meeting could be adjourned or postponed to another date and/or time. A list of record holders of the Company's common stock entitled to vote at the Annual Meeting will be available for examination by any stockholder, for any purpose germane to the Annual Meeting, at our principal offices at Perryville III Building, 53 Frontage Road, Suite 220, Hampton, New Jersey 08827, during normal business hours for ten days prior to the Annual Meeting.

The enclosed proxy is solicited by the Board of Directors of Celldex Therapeutics, Inc. (the "Board"). The proxy materials relating to the Annual Meeting are being mailed to stockholders entitled to vote at the meeting on or about May 1, 2024.

**Important Notice of Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on June 13, 2024.**

**Our proxy materials, including our Proxy Statement for the 2024 Annual Meeting, 2023 Annual Report to Stockholders (which contains our Annual Report on Form 10-K) and proxy card, are available on the Internet at www.proxyvote.com.**

### ABOUT THE MEETING

*Why are we calling this Annual Meeting?*

We are calling the Annual Meeting to seek the approval of our stockholders to:

- elect nine directors to serve until the next Annual Meeting of Stockholders and until their respective successors shall have been duly elected and qualified;

- ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2024;

- approve an amendment to our 2021 Omnibus Equity Incentive Plan, including an increase in the number of the shares reserved for issuance thereunder by 3,200,000 shares to 7,500,000 shares;

- approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed in this proxy statement; and

- address any other matters that may properly come before the meeting.

*What are the Board's recommendations?*

Our Board of Directors recommends that you vote:

- *FOR* the election of each of the nine director nominees;

- *FOR* the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2024;

- *FOR* the approval of an amendment to our 2021 Omnibus Equity Incentive Plan, including an increase in the number of the shares reserved for issuance thereunder by 3,200,000 shares to 7,500,000 shares; and

- *FOR* the advisory vote to approve the compensation of our Named Executive Officers as described in this proxy statement.

### *Who is entitled to vote at the meeting?*

Only stockholders of record at the close of business on the record date, April 16, 2024, are entitled to receive notice of the Annual Meeting and to vote the shares of common stock that they held on that date at the meeting, or any postponement or adjournment of the meeting. Holders of our common stock are entitled to one vote per share on each matter to be voted upon. As of the record date, we had 65,910,548 outstanding shares of common stock.

### *Who can attend the meeting?*

All stockholders as of the record date, or their duly appointed proxies, may attend the Annual Meeting. Attendance shall solely be via the Internet at www.virtualshareholdermeeting.com/CLDX2024 using the 16-digit control number on the notice, proxy card or voting instruction form that accompanied the proxy materials.

The live webcast of the Annual Meeting will begin promptly at 9:00 am Eastern Time. Online access to the audio webcast will open approximately 10 minutes prior to the start of the Annual Meeting to allow time for our stockholders to log in and test their devices' audio system. We encourage our stockholders to access the meeting in advance of the designated start time.

Stockholders may also vote, and submit written questions, during the Annual Meeting on www.virtualshareholdermeeting.com/CLDX2024. To demonstrate proof of stock ownership, you will need to enter the 16-digit control number received with your notice, proxy card or voting instruction form to submit questions and vote at our Annual Meeting. If you hold your shares in "street name" (that is, through a broker or other nominee), you will need authorization from your broker or nominee in order to vote. We intend to answer questions submitted during the meeting that are pertinent to the Company and the items being brought for stockholder vote at the Annual Meeting, as time permits, and in accordance with the Rules of Conduct for the Annual Meeting. To promote fairness, efficiently use the Company's resources and ensure all stockholder questions are able to be addressed, we will respond to no more than one question from a single stockholder. Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once. We have retained Broadridge Financial Solutions to host our virtual annual meeting and to distribute, receive, count and tabulate proxies.

### *What constitutes a quorum?*

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of our common stock outstanding on the record date will constitute a quorum for our meeting. Signed proxies received but not voted and broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

### *How do I vote?*

You can vote on matters that come before the Annual Meeting by completing, dating and signing the enclosed proxy card and returning it in the enclosed postage-paid envelope.

Your shares will be voted as you indicate on your proxy card. If you vote the enclosed proxy but you do not indicate your voting preferences, and with respect to any other matter that properly comes before the meeting, the individuals named on the proxy card will vote your shares FOR the matters submitted at the meeting, or if no recommendation is given, in their own discretion.

If you are a stockholder of record, to submit your proxy by telephone or via the Internet, follow the instructions on the proxy card. If you hold your shares in street name, you may vote by telephone or via the Internet as instructed by your broker, bank or other nominee.

You will have the right to vote at the Annual Meeting. You will have the right to vote on the day of, or during, the Annual Meeting on www.virtualshareholdermeeting.com/CLDX2024. To demonstrate proof of stock ownership, you will need to enter the 16-digit control number received with your notice, proxy card or voting instruction form to vote at our Annual Meeting.

If you attend the Annual Meeting and prefer to vote in person, you may do so even if you have already voted your shares by proxy. Even if you plan to attend our Annual Meeting, we recommend that you also submit your proxy as described above so that your vote will be counted if you later decide not to attend our Annual Meeting.

### *What if I vote and then change my mind?*

You may revoke your proxy at any time before it is exercised by:

- filing with the Secretary of the Company a notice of revocation;

- sending in another duly executed proxy bearing a later date; or

- attending the meeting and casting your vote in person.

Your latest vote will be the vote that is counted.

### *What is the difference between holding shares as a stockholder of record and as a beneficial owner?*

Many of our stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

### *Stockholder of Record*

If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the stockholder of record. As the stockholder of record, you have the right to directly grant your voting proxy or to vote in person at the Annual Meeting.

### *Beneficial Owner*

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, bank or nominee which is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker as to how to vote and are also invited to attend the Annual Meeting. However, because you are not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares. If you do not provide the stockholder of record with voting instructions or otherwise obtain a signed proxy from the record holder giving you the right to vote the shares, broker non-votes may occur for the shares that you beneficially own. The effect of broker non-votes is more specifically described in "What vote is required to approve each proposal?" below.

### *What are "broker non-votes"?*

Banks and brokers acting as nominees are permitted to use discretionary voting authority to vote for proposals that are deemed "routine" by the New York Stock Exchange, which means that they can submit a proxy or cast a ballot on behalf of stockholders who do not provides a specific voting instruction. Brokers, banks or other nominees are not permitted to use discretionary voting authority to vote for proposals that are deemed "non-routine" by the New York Stock Exchange. The determination of which proposals are deemed "routine" versus "non-routine" may not be made by the New York Stock Exchange until after the date on which this proxy statement has been mailed to you. As such, it is important that you provide voting instructions to your bank, broker or other nominee as to how to vote your shares, if you wish to ensure that your shares are present and voted at the Annual Meeting on all matters and if you wish to direct the voting of your shares on "routine" matters.

When there is at least one "routine" matter to be considered at a meeting, a broker "non-vote" occurs when a proposal is deemed "non-routine" and a nominee holding shares for a beneficial owner does not have discretionary voting authority with respect to the "non-routine" matter being considered and has not received instructions from the beneficial owner.

The election of directors (Proposal No. 1), the approval of an amendment to our 2021 Omnibus Equity Incentive Plan including an increase in the number of the shares reserved for issuance thereunder by 3,200,000 shares to 7,500,000 shares (Proposal No. 3) and the advisory vote on the compensation of our Named Executive Officers (Proposal No. 4) are generally considered to be "non-routine" matters, and brokers, banks or other nominees are not permitted to vote on those matters if the broker, bank or other nominee has not received instructions from the beneficial owner. Accordingly, it is particularly important that beneficial owners instruct their brokers, banks or other nominees how they wish to vote their shares on these proposals. The ratification of our independent registered public accounting firm (Proposal No. 2) is generally considered to be a "routine" matter, and hence, a broker, bank or other nominee may be able to vote on Proposal No. 2 even if it does not receive instructions from the beneficial owner.

### *What vote is required to approve each proposal?*

Holders of a majority of the outstanding shares as of the record date entitled to vote at the meeting must be present, in person or by proxy, at the Annual Meeting in order to establish the required quorum for the transaction of business. Pursuant to Delaware corporate law, abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present.

Assuming that a quorum is present, the following votes will be required:

- With respect to the election of directors (Proposal No. 1), each nominee presented in Proposal 1 must be elected by a majority of the votes cast in person or by proxy at the Annual Meeting. Nominees are elected by a majority vote for non-contested director elections. Because the number of nominees properly nominated for the Annual Meeting is the same as the number of directors to be elected, the election of directors at this Annual Meeting is non-contested. If the number of votes "For" a nominee exceeds the number of votes "Against" such nominee (among votes properly cast in person or by proxy), then the nominee will be elected. Abstentions and broker non-votes will have no effect on Proposal 1.

- With respect to the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm (Proposal No. 2), approval will require the affirmative vote of a majority of the votes cast, affirmatively or negatively, on Proposal No. 2 at the Annual Meeting. Accordingly, abstentions, if any, will not have any effect on the outcome of Proposal 2. Because Proposal 2 is considered a "routine" proposal, no broker non-votes will occur with respect to Proposal 2.

- With respect to the approval of an amendment to our 2021 Omnibus Equity Incentive Plan including an increase in the number of the shares reserved for issuance thereunder by 3,200,000 shares to 7,500,000 shares (Proposal No. 3) and the advisory vote on the compensation of our Named Executive Officers (Proposal No. 4), approval will require the affirmative vote of a majority of the votes cast, affirmatively or negatively, on such proposal. Accordingly, abstentions, if any, will not have any effect the outcomes of Proposals Nos. 3 and 4. Broker non-votes, if any, will have no effect on Proposals 3 and 4.

Holders of the common stock will not have any dissenters' rights of appraisal in connection with any of the matters to be voted on at the meeting.

### *How are we soliciting this proxy?*

We are soliciting this proxy on behalf of our Board of Directors by mail and will pay all expenses associated therewith. Some of our officers and other employees also may, but without compensation other than their regular compensation, solicit proxies by further mailing or personal conversations, or by telephone, facsimile or other electronic means. We will also, upon request, reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their reasonable out-of-pocket expenses for forwarding proxy materials to the beneficial owners of the capital stock and to obtain proxies.

# PROPOSAL 1: TO ELECT NINE DIRECTORS TO SERVE UNTIL THE NEXT ANNUAL MEETING AND UNTIL THEIR SUCCESSORS HAVE BEEN DULY ELECTED AND QUALIFIED
## (Proposal No. 1)

At the Annual Meeting, nine directors are to be elected. All directors of the Company hold office until the next Annual Meeting of Stockholders or until their respective successors are duly elected and qualified or their earlier resignation or removal.

It is the intention of the persons named in the proxies for the holders of common stock to vote the proxies for the election of the nominees named below, unless otherwise specified in any particular proxy. Our management does not contemplate that the nominees will become unavailable for any reason, but if that should occur before the meeting, proxies will be voted for another nominee, or other nominees, to be selected by our Board of Directors. In accordance with our by-laws and Delaware law, a stockholder entitled to vote for the election of directors may withhold authority to vote for certain nominees for directors or may withhold authority to vote for all nominees for directors. Director nominees are elected by a majority vote in non-contested elections of directors. Because the number of nominees properly nominated for the Annual Meeting is the same as the number of directors to be elected, the election of directors at this Annual Meeting is non-contested. Accordingly, each director nominee must be elected by a majority of the votes cast in person or by proxy at the Annual Meeting. Stockholders may not vote, or submit a proxy, for a greater number of nominees than the nine nominees named below.

## Nominees for Election

The persons listed below are our current directors that have been nominated for re-election or nominees for election at the Annual Meeting (the "Director Nominees") to fill the nine director positions to be elected by the holders of the common stock.

| Directors | Age | Year First Became Director | Current Public Boards |
|---|---|---|---|
| Karen L. Shoos (Chair of the Board) | 70 | 2001 | 1 |
| Anthony S. Marucci (Chief Executive Officer) | 62 | 2008 | 2 |
| Keith L. Brownlie | 71 | 2017 | 1 |
| Cheryl L. Cohen | 58 | 2022 | 2 |
| Herbert J. Conrad | 91 | 2008 | 2 |
| Rita I. Jain, M.D. | 62 | 2023 | 2 |
| James J. Marino | 74 | 2017 | 2 |
| Garry A. Neil, M.D. | 70 | 2022 | 2 |
| Harry H. Penner, Jr. | 78 | 1997 | 1 |

The following biographical descriptions set forth certain information with respect to the Director Nominees, based on information furnished to Celldex by each Director Nominee.

## *Director Nominees*

**Karen L. Shoos** was appointed Chair of the Board of Directors in June 2019 and became a director of Celldex in March 2008 with the merger of Celldex and AVANT. Ms. Shoos was appointed to the Board of AVANT in May 2001. Since November 2015, Ms. Shoos has been a member of the Managing Committee of the Maryland Tech Council Venture Mentoring Services Program. From May 2013 to September 2016, Ms. Shoos was Principal Investigator, AABB International Technical Assistance. From October 1994 to May 2013, Ms. Shoos was Chief Executive Officer of AABB. AABB is a professional standards setting and accrediting organization in the fields of blood and cellular therapies. Prior to AABB, from 1984 to 1994, Ms. Shoos held senior positions at the American Red Cross, including Acting Senior Vice President, Biomedical Services (1993 – 1994) and Secretary and General Counsel (1990 – 1993). Prior to the American

Red Cross, Ms. Shoos was a lawyer in private practice. Ms. Shoos earned her B.A. from Yale University and her J.D. from Case Western Reserve University.

**Anthony S. Marucci** was appointed President and Chief Executive Officer of Celldex in September 2008 and as a director of Celldex in December 2008. Since May 2003, Mr. Marucci has held a number of roles with Celldex, including as a founder, Vice President, Chief Financial Officer, Treasurer and Secretary. In addition, he was Treasurer of Medarex, Inc. (now a part of Bristol-Myers Squibb Co.) from December 1998 to March 2004. Mr. Marucci held a series of senior financial positions at Medarex from December 1998 to May 2003. Since May 2021, Mr. Marucci has served as a member of the board of directors of Genenta Science S.p.A., a publicly held biopharmaceutical company. Mr. Marucci is a member of the Board of Trustees of BioNJ Inc. and also served as its Treasurer through 2010. Mr. Marucci is also a member of the Board of the College of Business and Public Management at Kean University. Mr. Marucci received his M.B.A. from Columbia University and his M.H.L. from Brown University.

**Keith L. Brownlie** became a director of Celldex in June 2017. Mr. Brownlie was employed by the accounting firm Ernst & Young LLP from 1974 to 2010. At Ernst & Young, he served as audit partner for numerous public companies and was the Life Sciences Industry Leader for the New York Metro Area. From 2010 until 2019, Mr. Brownlie served as a member of the board of directors and chairman of the audit committee of Soligenix, Inc., a publicly held biopharmaceutical company. From 2012 until 2019, Mr. Brownlie served as a member of the board of directors and served as the chairman of the audit committee of Phio Pharmaceuticals Corp. (formerly RXi Pharmaceuticals Corporation), a publicly held biopharmaceutical company. From 2011 to 2013, Mr. Brownlie also served as a member of the board of directors and served as the chairman of the audit committee of EpiCept Corporation, a publicly held biopharmaceutical company. From 2013 to 2014, Mr. Brownlie was a member of the board of directors and served as the chairman of the audit committee of Cancer Genetics, Inc., a publicly held biopharmaceutical company. Mr. Brownlie received a B.S. in Accounting from Lehigh University and is a Certified Public Accountant.

**Cheryl L. Cohen** became a director of Celldex in June 2022. Since 2008, Ms. Cohen has served as President of CLC Consulting, a pharmaceutical and biotechnology consulting firm that specializes in new product start-ups and commercialization. From August 2011 to July 2014, Ms. Cohen served as Chief Commercial Officer of Medivation, Inc. where she built the company's commercial organization and lead her team to successfully launch the oncology drug, Xtandi®. Prior to joining Medivation, Ms. Cohen spent over ten years at Johnson & Johnson, most notably as Vice President of the Rheumatology Franchise. Ms. Cohen began her career at Solvay Pharmaceuticals in management and sales. Ms. Cohen has served on the board of directors of Immunity Bio (previously NantKwest), a publicly traded company, since June 2019. Ms. Cohen previously served on the board of directors of MEI Pharma from April 2020 to December 2022 and Ignyte Acquisition Corp. from January 2021 to April 2022, both publicly traded companies. She earned a B.A. degree from Saint Joseph College.

**Herbert J. Conrad** became a director of Celldex in March 2008 upon consummation of our merger with AVANT. Mr. Conrad had been a director of Celldex Research since March 2004. Mr. Conrad was President of the U.S. Pharmaceuticals Division of Hoffmann-La Roche, Inc., a pharmaceutical company, from 1982 until his retirement in 1993. Mr. Conrad currently serves on the Board of Matinas BioPharma Holdings, Inc., a publicly held biopharmaceutical company. Mr. Conrad serves as an Advisor to the Seaver Autism Center at Mount Sinai Hospital. In addition to serving on the board of directors of privately held biotechnology companies, Mr. Conrad has served as Chairman of the Board of Directors of Pharmasset, Inc., GenVec, Inc. and Bone Care International, Inc. Mr. Conrad has also served as director of Arbutus Biopharma Corporation and was a director and co-founder of Reliant Pharmaceuticals, Inc. He received B.S. and M.S. degrees from the Brooklyn College of Pharmacy and an honorary Doctorate in Humane Letters from Long Island University.

**Rita I. Jain, M.D.** became a director of Celldex in February 2023. Dr. Jain has served on the Board of Directors of AnaptysBio, Inc., a publicly traded company, since April 2023, Provention Bio, Inc., a publicly traded company, from January 2023 until its acquisition by Sanofi in April 2023, as a member of the Supervisory Board of AM-Pharma B.V. from 2020 until 2023 and on the Board of Directors of ChemoCentryx, Inc. from 2019 until its acquisition by Amgen in 2022. From 2021 to 2022, Dr. Jain served as Executive Vice President, Chief Medical Officer of ChemoCentryx, Inc. and in 2021 served as Chief Medical Officer of Immunovant, Inc. Additionally, from August 2021 until December 2023, Dr. Jain has served as

Chief Executive Officer of Heartwood Biopharma Group, a private consulting group. From 2017 to 2019, Dr. Jain was Senior Vice President and Chief Medical Officer at Akebia Therapeutics, Inc. From 2013 to 2016, Dr. Jain was a Vice President in Clinical Development at AbbVie Inc., including Men's and Women's Health and Metabolic Development. Dr. Jain also held various leadership roles at Abbott Laboratories from 2003 through 2012, including as Divisional Vice President of Pain, Respiratory and Metabolic Disease Development. Dr. Jain received her B.S. degree in biology from Long Island University, and her M.D. from the State University of New York at Stony Brook School of Medicine.

**James J. Marino** became a director of Celldex in March 2017. Mr. Marino has served as a member of the board of directors of Traws Pharma, Inc. (formerly Onconova Therapeutics, Inc.), a publicly held biopharmaceutical company, since July 2015. Prior to July 2015, Mr. Marino was a Partner at the global law firm of Dechert LLP for 28 years, where he served as Managing Partner of the Princeton Office. His practice encompassed the representation of biotechnology companies in public and private financings, mergers and acquisitions, and strategic alliances. Previously, he served on the board of directors of Pharmacopeia Inc. He was a co-founder of BioNJ, a trade association of biotech companies, and served as its counsel. Mr. Marino has worked in advisory capacities and on the boards of many non-profit organizations, including Robert Wood Johnson University Hospital, Wake Forest University Baptist Medical Center and Wake Forest University where he serves as a Life Trustee. Mr. Marino received his B.A., M.B.A., and J.D. from Rutgers University.

**Garry Neil, M.D.** became a director of Celldex in June 2022. Since February 2022, Dr. Neil has served as Chief Executive Officer and since August 2022 as Chairman of the Board at Avalo Therapeutics (NASDAQ: AVTX), a publicly held biotechnology company. Prior to that, Dr. Neil was Senior Scientific Adviser and Chief Scientific Officer at Avalo since its February 2020 merger with Aevi Genomic Medicine, Inc., a biotechnology company where Dr. Neil had served as Chief Scientific Officer from September 2013 to February 2020. Prior to joining Aevi, Dr. Neil was a Partner at Apple Tree Partners, a life science private equity firm, from September 2012 to September 2013, and held a number of senior positions in the pharmaceutical industry, including most recently Corporate Vice President of Science & Technology at Johnson & Johnson from November 2007 to August 2012. Prior to these roles, Dr. Neil served as Group President at Johnson & Johnson Pharmaceutical Research and Development, Vice President of Research & Development at Merck KGaA/EMD Pharmaceuticals, and Vice President of Clinical Research at AstraZeneca and Astra Merck. Dr. Neil has served on the board of directors of Arena Pharmaceuticals, Inc. since February 2017 and as its Chair since February 2021. From March 2023 to November 2023, he previously served on the board of Zura Bio Limited, a publicly traded biopharmaceutical company. From August 2016 to May 2019, he previously served on the board of GTx, Inc., a publicly traded biopharmaceutical company. He is a member of the board of the Center for Discovery and Innovation of the Hackensack Meridian Medical School in Hackensack, New Jersey and is the Founding Chairman of TransCelerate Biopharma, Inc., a non-profit pharmaceuticals industry Research & Development consortium, and is a past member of the TransCelerate Board from 2012 to 2019. He served on the board of Reagan Udall Foundation for the FDA from 2007 to 2021, the board of Foundation for the National Institutes of Health (NIH) from 2010 to 2012 and on the Science Management Review Board of the NIH from 2010 – 2012. Dr. Neil is also the past Chairman of the Pharmaceutical Research and Manufacturers Association (PhRMA) Science and Regulatory Executive Committee and the PhRMA Foundation Board. Dr. Neil holds a B.S. from the University of Saskatchewan and an M.D. from the University of Saskatchewan College of Medicine. He completed postdoctoral clinical training in internal medicine and gastroenterology at the University of Toronto. Dr. Neil also completed a postdoctoral research fellowship at the Research Institute of Scripps Clinic.

**Harry H. Penner, Jr.** became a director of Celldex in March 2008 with the merger between Celldex and AVANT. Mr. Penner was appointed to the Board of AVANT in January 1997 and was Chairman of AVANT prior to the consummation of our merger with AVANT. Mr. Penner served as Chairman and Chief Executive Officer of Nascent BioScience, LLC, a firm engaged in the creation and development of new life science companies from 2001 to June 2023. From 1993 to 2001, Mr. Penner was President, Chief Executive Officer and Vice Chairman of Neurogen Corporation (NASDAQ: NRGN). From 1985 to 1993, Mr. Penner was an Executive Vice President of Novo Nordisk A/S, serving from 1985 to 1988 as Executive Vice President and General Counsel in Denmark, and from 1988 to 1993 as Executive Vice President for North America. He has served as BioScience Advisor to the Governor and the State of Connecticut, Chair of BioCT, Chair of the Connecticut Board of Governors of Higher Education, and Chair of the Connecticut Technology Council. Mr. Penner is currently Chair of NeuroCyte Therapeutics, Inc. Mr. Penner received a B.A. from the University of Virginia, a J.D. from Fordham University, and an L.L.M. in International Law from New York University.

# INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

### *Independence of the Board of Directors*

We are currently managed by a nine member Board of Directors, a majority of whom are "independent" as that term is defined in the applicable NASDAQ listing standards. Other than Mr. Marucci, each of our directors is deemed "independent" as that term is defined in the applicable NASDAQ listing standards. Our Board of Directors met five times in 2023. Each of the directors attended at least 75% of the aggregate of (i) the total number of meetings of our Board of Directors and (ii) the total number of meetings of all committees of our Board of Directors on which the Director served. Our annual meeting of stockholders is generally held to coincide with one of the Board's regularly scheduled meetings. We do not have a formal policy requiring members of the Board of Directors to attend our annual meetings, although our directors typically attend the annual meeting. Each of the then current directors attended the 2023 Annual Meeting of Stockholders.

### *Board Leadership Structure*

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide independent oversight of management. The Board understands that there is no single, generally accepted approach to providing Board leadership and that given the dynamic and competitive environment in which we operate, the right Board leadership structure may vary as circumstances warrant. Consistent with this understanding, the Nominating and Corporate Governance Committee considers the Board's leadership structure on an annual basis. This consideration includes the pros and cons of alternative leadership structures in light of the Company's operating and governance environment at the time, with the goal of achieving the optimal model for effective oversight of management by the Board. Currently, the roles of Chief Executive Officer and Chair of the Board are separate. Mr. Marucci, our Chief Executive Officer, is a member of our Board. Ms. Shoos, an independent director, serves as Chair of the Board. The Board believes that its current leadership structure provides independent board leadership, engagement and oversight.

In addition, our independent committee chairs are responsible for leading committee meetings, determining committee meeting schedules, agenda and information flow, and reporting to the full Board on the committee's actions and areas of responsibilities.

### *Role of the Board in Risk Oversight*

Our management is responsible for assessing and managing risk and the Board of Directors oversees and reviews certain aspects of our risk management processes. The Board of Directors is involved in risk oversight through direct decision-making authority with respect to significant matters and the oversight of management and its committees. The Board is responsible for overseeing risks related to our overall operations and strategy, including, among others, product development, potential asset acquisitions, financial reporting, business continuity (including succession planning) and reputational risks faced by us.

The committees of the Board execute their oversight responsibility for risk management as follows:

- The Audit Committee is responsible for overseeing our internal financial and accounting controls and the work performed by the independent registered public accounting firm. As part of its oversight function, the Audit Committee regularly discusses with management and the independent registered public accounting firm our major financial and controls-related risk exposures and steps that management has taken to monitor and control such exposures. The Audit Committee also reviews our risk management insurance programs. In addition, the Audit Committee is responsible for reviewing our information security programs, including cybersecurity. Our information technology ("IT") function provides regular updates to the Audit Committee on our IT security strategy, secure score assessments, penetration testing results, and status of risk mitigation activities, where applicable. IT also notifies the Audit Committee and our Executive Committee of any cybersecurity incidents (suspected or actual) and provides updates on the incidents as well as cybersecurity risk mitigation activities, as appropriate.

- The Compensation and Organization Development Committee is responsible for overseeing risks related to our cash and equity-based compensation programs and practices. As part of its oversight function, the Compensation and Organization Development Committee periodically discusses with the President and Chief Executive Officer as well as the Board of Directors, as necessary, the compensation plan for both Executive Officers and the independent directors, performance goals and objectives for the period and related achievement, peer group and other relevant compensation benchmarks and practices and other matters to ensure our compensation practices are in our best interest and that of our shareholders. The Compensation and Organization Development Committee also has oversight responsibilities for our Diversity, Equity and Inclusion (DE&I) initiatives.

- The Nominating and Corporate Governance Committee is responsible for overseeing risks related to the composition and structure of the Board of Directors and its committees and our corporate governance. In this regard, the Nominating and Corporate Governance Committee assesses the qualifications and independence of members of the Board, makes annual recommendations regarding Board and committee membership, and reviews any transactions between us and our officers, directors, affiliates of officers and directors or other related parties for conflicts of interest.

*Audit Committee*

The Board of Directors has established an Audit Committee currently consisting of Keith L. Brownlie, Chair, James J. Marino and Harry H. Penner, Jr. The Audit Committee makes recommendations concerning the engagement of our independent registered public accounting firm, reviews with our independent registered public accounting firm the scope and results of the audit engagement, approves professional services provided by our independent registered public accounting firm, reviews the independence of our independent registered public accounting firm, considers the range of audit and non-audit fees, and reviews the adequacy of our internal accounting controls. The Audit Committee has been designated by the Board to oversee risks related to information technology and cybersecurity. Celldex mitigates its cybersecurity risk in many ways including leveraging standard industry tools from a software and hardware perspective, required annual training and maintaining a cybersecurity risk insurance policy. The Audit Committee reviews these information technology and cybersecurity risks at least annually.

Each member of the Audit Committee is "independent" as that term is defined in the rules of the Securities and Exchange Commission (the "SEC") and the applicable NASDAQ listing standards. The Board has determined that each Audit Committee member has sufficient knowledge in financial and auditing matters to serve on the Committee. The Board has designated Mr. Brownlie as an "audit committee financial expert," as defined under the applicable rules of the SEC and the applicable NASDAQ listing standards. The Audit Committee met five times during 2023. Our Board has adopted an Audit Committee Charter, which is available for viewing at *www.celldex.com*.

*Compensation and Organization Development Committee*

The Board of Directors has established a Compensation and Organization Development Committee currently consisting of James J. Marino, Chair, Cheryl L. Cohen and Harry H. Penner, Jr. The primary function of the Compensation and Organization Development Committee is to assist the Board in the establishment of compensation for the Chief Executive Officer, to approve the compensation of other officers and senior employees and to approve certain other personnel and employee benefit matters. The Compensation and Organization Development Committee has oversight of the Company's strategies and policies related to human capital management, provided, however, that the full Board has retained oversight of the Company's strategies and policies related to diversity, equity and inclusion.

Each member of the Compensation and Organization Development Committee is "independent" as that term is defined in the rules of the SEC and the applicable NASDAQ listing standards. The Compensation and Organization Development Committee met six times during 2023. Our Board has adopted a Compensation and Organization Development Committee Charter, which is available for viewing at *www.celldex.com*.

*Nominating and Corporate Governance Committee*

The Board of Directors has established a Nominating and Corporate Governance Committee currently consisting of Herbert J. Conrad, Chair, Rita Jain, M.D. and Garry Neil, M.D. The primary function of the Nominating and Corporate Governance Committee is to assist the Board in reviewing, investigating and addressing issues regarding Board composition, policy and structure; membership on Board committees; and other matters regarding our governance.

Each member of the Nominating and Corporate Governance Committee is "independent" as that term is defined in the rules of the SEC and the applicable NASDAQ listing standards. The Nominating and Corporate Governance Committee met five times during 2023. Our Board has adopted a Nominating and Corporate Governance Committee Charter, which is available for viewing at *www.celldex.com*.

*Science and Regulatory Committee*

The Board of Directors has established a Science and Regulatory Committee currently consisting of Garry Neil, M.D., Chair, Cheryl L. Cohen and Rita Jain, M.D. The primary function of the Science and Regulatory Committee is to assist the Board in the general oversight of the significant scientific and regulatory aspects of the Company's businesses.

Each member of the Science and Regulatory Committee is "independent" as that term is defined in the rules of the SEC and the applicable NASDAQ listing standards. The Science and Regulatory Committee met four times during 2023. Our Board has adopted a Science and Regulatory Committee Charter, which is available for viewing at *www.celldex.com*.

*Director selection criteria*

The Nominating and Corporate Governance Committee is responsible for reviewing, on an annual basis, the appropriate mix of professional competencies, key attributes, skills and experiences required of board members to work together as a team to properly oversee our strategies and operations. The process followed by the Nominating and Corporate Governance Committee to evaluate any candidates, whether identified or recommended by board members, management, members of the Nominating and Corporate Governance Committee, stockholders or other external sources, includes meeting from time to time to evaluate biographical information and background material relating to potential candidates to the Board and interviews of selected candidates by members of the Committee and the Board. All nominees must have, at a minimum, high personal and professional integrity, exceptional ability and judgment, and effectiveness in collectively serving the long-term interests of all stockholders, all as described above. Other qualifications that may be considered are described in the Nominating and Corporate Governance Committee Charter. Our Nominating and Corporate Governance Committee and our Board value diversity and, as such, also consider diversity of gender, race, national origin, education, professional experience and differences in viewpoints and skills when selecting members of our Board, however we have no formal policy regarding diversity of our Board of Directors.

All board members are expected to possess certain key attributes necessary to creating a functional board: high personal and professional ethics, integrity and values; practical wisdom and mature judgment; diversity of perspective, an inquisitive and objective perspective; professional experience at a policy-making level in business, government, education or medicine; time availability for in-person participation at board and committee meetings; and a commitment to representing the long-term interests of our stockholders. We look for directors with professional competencies that include senior management operational experience, accounting and finance capabilities, deep industry-related experience, biologic development and manufacturing expertise, business development leadership, medical and scientific proficiencies, and government and public policy experience.

Independence is also an important selection criterion for nomination to our Board. Independent directors should be free of any relationship with us, our management, other directors or other parties that may impair, or appear to impair, the director's ability to make independent judgments. Independent directors must satisfy the criteria for independence established by NASDAQ. Currently all of our directors are independent except for our Chief Executive Officer, Mr. Marucci. There are no family relationships among our Director Nominees, management and other key personnel.

Finally, candidates should be enthusiastic and excited about their service on our Board and working collaboratively with existing board members to create value for all of our stockholders.

The Nominating and Corporate Governance Committee believes that the nine director nominees collectively have the skills, experience, diversity and character to execute the Board's responsibilities. The following is a summary of those qualifications:

| Attributes, Experience and Skills | Karen L. Shoos | Anthony S. Marucci | Keith L. Brownlie | Cheryl L. Cohen | Herbert J. Conrad | Rita I. Jain, M.D. | James J. Marino | Garry A. Neil, M.D. | Harry H. Penner, Jr. |
|---|---|---|---|---|---|---|---|---|---|
| Industry Experience | * | * | * | * | * | * | * | * | * |
| Executive/Leadership Experience | * | * | * | * | * | * | * | * | * |
| Scientific Research/Drug Development Experience | | | | | | * | | * | |
| Business Strategy/Operations Experience | * | * | * | * | * | * | * | * | * |
| Financial Experience | | * | * | * | | | * | | * |
| Commercial Experience | | | | * | * | | | | |
| Mergers & Acquisitions Experience | * | * | * | * | * | * | * | * | * |
| Public Company Board Experience | * | * | * | * | * | * | * | * | * |
| **Demographics** | | | | | | | | | |
| *Race/Ethnicity* | | | | | | | | | |
| Asian | | | | | | * | | | |
| White | * | * | * | * | * | | * | * | * |
| *Gender* | | | | | | | | | |
| Female | * | | | * | | * | | | |
| Male | | * | * | | * | | * | * | * |

### Board Diversity Matrix (as of May 1, 2024)

The table below provides certain highlights of the composition of our Board members. Each of the categories listed in the table below has the meaning as it is used in NASDAQ Rule 5605(f).

| Board Size: Total Number of Directors | | | 9 | |
|---|---|---|---|---|
| Gender: | Male | Female | Non-Binary | Gender Undisclosed |
| Directors | 6 | 3 | — | — |
| **Demographic Background:** | | | | |
| African American or Black | — | — | — | — |
| Alaskan Native or Native American | — | — | — | — |
| Asian | — | 1 | — | — |
| Hispanic or Latinx | — | — | — | — |
| Native Hawaiian or Pacific Islander | — | — | — | — |
| White | 6 | 2 | — | — |
| Two or More Races or Ethnicities | — | — | — | — |
| LGBTQ+ | — | — | — | — |
| Undisclosed | — | — | — | — |

Over the past few years, our Nominating and Corporate Governance Committee implemented a process to expand our Board's scientific and commercial experience and focused on candidates with significant commensurate experience. This process resulted in the addition of three highly qualified candidates to the Board. Our Nominating and Corporate Governance Committee's and our Board's priority in selecting Board members is the identification of persons who will provide a composite mix of experience, knowledge and abilities that will allow our Board to promote our strategic objectives and fulfill its responsibilities to our stockholders. Our Nominating and Corporate Governance Committee and our Board value diversity and, as such, also consider diversity of gender, race, sexual orientation, national origin, education, professional experience and differences in viewpoints and skills when selecting members of our Board.

### Stockholder nominations for directorships

Under our by-laws, stockholders wishing to suggest a candidate for director should write to the Secretary of Celldex at Perryville III Building, 53 Frontage Road, Suite 220, Hampton, NJ 08827. In order to give the Nominating and Corporate Governance Committee sufficient time to evaluate a recommended candidate and/or include the candidate in our proxy statement for the 2025 annual meeting, the recommendation should be received by our corporate secretary at our principal executive offices in accordance with our procedures detailed in the section below entitled "Submitting Proxy Proposals and Director Nominations for the 2025 Annual Meeting." Such submissions must state the nominee's name, together with appropriate biographical information and background materials, and information with respect to the stockholder or group of stockholders making the recommendation, including the number of shares of common stock owned by such stockholder or group of stockholders, as well as other information required by our by-laws (including our proxy access bylaw). We may require any proposed nominee to furnish such other information as we may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such proposed nominee.

Assuming that appropriate information is provided for candidates recommended by stockholders, the Nominating and Corporate Governance Committee will evaluate those candidates by following substantially the same process, and applying substantially the same criteria, as for candidates submitted by Board members or other persons, as described above and as set forth in its written charter.

In addition, under our proxy access by-law, a stockholder (or a group of stockholders) who has owned at least 3% of the Company's outstanding common stock continuously for at least three (3) years and has complied with the other requirements of our by-laws may nominate up to the greater of two (2) individuals or 20% of the Board for inclusion in our proxy materials for election.

### Stockholder Communications

The Board of Directors will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by committee charters, and subject to advice from legal counsel, the Secretary of Celldex is primarily responsible for monitoring communications from stockholders and for providing copies or summaries of such communications to the Board of Directors as he considers appropriate.

Communications from stockholders will be forwarded to all directors if they relate to important substantive matters or if they include suggestions or comments that the Secretary considers to be important for the Board of Directors to know. Communication relating to corporate governance and corporate strategy are more likely to be forwarded to the Board of Directors than communications regarding personal grievances, ordinary business matters and matters as to which Celldex tends to receive repetitive or duplicative communications.

Stockholders who wish to send communications to the Board of Directors should address such communications to: The Board of Directors, Celldex Therapeutics, Inc., Perryville III Building, 53 Frontage Road, Suite 220, Hampton, NJ 08827, Attention: Secretary.

### Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, as amended, that applies to our directors, officers and employees. The purpose of the Code of Business Conduct and Ethics is to promote, among other things, honest and ethical conduct and to ensure to the extent possible that our business is conducted in a consistently legal and ethical manner. Our Code of Business Conduct and Ethics includes standards of conduct including compliance with laws, antitrust, anti-corruption, gifts, lobbying, environmental compliance and conflicts of interest. Our Code of Business Conduct and Ethics is publicly available on our website at *www.celldex.com*. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waiver, including any implicit waiver from a provision of the Code of Business Conduct and Ethics to our Directors or Executive Officers, we will disclose the nature of such amendments or waiver on our website or in a current report on Form 8-K. On March 14, 2023, our Board of Directors amended our Code of Business Conduct and Ethics which we included on our website.

Additionally, all Board members are expected to act in our best interests and the best interests of our stockholders and to avoid any conflicts of interest in accordance with our Code of Business Conduct and Ethics. In selecting director nominees, the Nominating and Corporate Governance Committee seeks individuals who are free from conflicts of interest.

### Corporate Governance Matters

We have adopted a majority voting standard for uncontested elections of directors and eliminated the mandatory retirement age for directors. Since it is an uncontested election at this Annual Meeting, all director nominees are required to receive a number of "FOR" votes representing at least a majority of votes cast in the election. If such a director nominee fails to receive "FOR" votes representing at least a majority of votes cast and is an incumbent director, the by-laws require the director to promptly tender his or her resignation to the Board, subject to acceptance by the Board. The Nominating and Corporate Governance Committee of the Board would then be charged with making a recommendation to the Board as to whether to accept or reject the tendered resignation, or whether other action should be taken. In contested elections, where the number of nominees exceeds the number of directors to be elected, the plurality voting standard would continue to apply.

In addition, upon the recommendation of our Nominating and Corporate Governance Committee, we adopted corporate governance guidelines which are available for viewing at *www.celldex.com.*

### Compliance Program

Our Chief Financial Officer services as Compliance Officer under our Code of Business Conduct and Ethics, which governs ethical and legal decision-making in conducting our business and day to day operations. In addition, our General Counsel serves as Health Care Compliance Officer, who along with a Compliance Committee has oversight and responsibility for the Celldex Healthcare Compliance Program, which governs the Company's compliance with health care laws and regulations, including privacy. Our Compliance Program is designed to promote ethical business conduct and compliance with applicable laws and regulations. Key components of our compliance program include policies and procedures, compliance training and educational opportunities as appropriate, maintaining avenues for staff to raise concerns without fear of retaliation, including anonymously through a business conduct hotline, and responding appropriately to compliance-related events.

### Stock Ownership Guidelines

Our Stock Ownership Guidelines for our directors and Named Executive Officers further align their financial interests with those of our stockholders, as well as promote sound corporate governance. For a detailed description of our Stock Ownership Guidelines see "Stock Ownership Policy — Employees" and "Stock Ownership Policy — Non-Employee Directors" below.

***Insider Trading Policy (including Anti-Hedging and Anti-Pledging)***

Our Insider Trading Policy prohibits all employees (including Executive Officers) and directors from engaging in short sales, transactions in put or call options, hedging transactions or similar inherently speculative transactions with respect to our stock at any time. For a detailed description of our Insider Trading Policy see *www.celldex.com.*

# ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Celldex is a biopharmaceutical company dedicated to exploring the science of mast cell biology and developing therapeutic antibodies which have the ability to engage the human immune system and/or directly affect critical pathways to improve the lives of patients with severe inflammatory, allergic, autoimmune and other devastating diseases. Our drug candidates include monoclonal and bispecific antibodies designed to address mast cell mediated diseases for which available treatments are inadequate.

We are committed to building a safe, environmentally sustainable, and ethical business that provides long-term value for all Celldex stakeholders. As part of this commitment, we support Environmental, Social and Governance ("ESG") initiatives aligned to our mission, culture, and core values. These values provide the foundation for us to demonstrate our dedication to patients, employees, our environment, and local communities. Our Board oversees the ESG initiatives relevant to our company and the associated risks.

## *Environmental*

We are committed to operating our facilities in an environmentally responsible way to reduce environmental impacts and protect our people, our business, the environment and the communities where we operate. In light of the potential impact our business may have on the environment, we have adopted a number of initiatives designed to eliminate, reduce, or substitute hazardous materials and waste and reduce water and energy consumption. Examples of these initiatives include:

- continually replacing old equipment with Energy Star rated equipment;
- installing LED lighting with energy reducing controls systems;
- installing low flow restroom fixtures; and
- implementing waste stream segregation for landfill and recyclables.

## *Governance*

We are committed to good corporate governance and to conducting our business in an ethical manner. We have in place numerous policies and guidelines to facilitate legal and ethical conduct and to further align the interests of our employees and directors with our stockholders and other key stakeholders, including the patients we serve. For a detailed description of several of these policies and guidelines, see "Information Regarding the Board of Directors and Corporate Governance" above.

## *Social*

We believe much of our success is rooted in the diversity of our teams and our commitment to inclusion. We believe that our business benefits from the different perspectives that a diverse workforce brings. We value diversity at all levels and continue to focus on extending our diversity and inclusion initiatives across all aspects of our organization, including in our hiring, promotion, compensation and development practices.

Our Employee Resource Group ("ERG") promotes a culture of diversity, equity, inclusion and belonging ("DEI&B") through education and engagement. The focus of the ERG has been on (1) providing education and resources to support employee learning about DEI&B, (2) engaging in local community outreach to support DEI&B activities, (3) fostering a diverse and inclusive environment at Celldex, and (4) working toward a diverse talent pipeline for the biotechnology industry by engaging in local communities to provide exposure to biotechnology to students.

We are committed to greater data transparency, and that's why we are sharing our 2023 Federal Employer Information Report, known as EEO-1, as follows. These data are based on U.S. federal government requirements that categorizes roles into 10 job categories, each with seven race/ethnicity categories and two gender categories. While this is important data to collect and share, it does not fully reflect all of Celldex's job levels and titles and is not inclusive of all races, ethnicities and genders.

- The percentage of our full-time workforce who are women is 59%

- The percentage of our senior leadership (SVP or above) who are women is 40%

- The percentage of our full-time workforce who are racial and ethnic minorities is 17%

- The percentage of our senior leadership (SVP or above) who are racial and ethnic minorities is 10%

The Company's labor right policy provides for equal opportunity to all employees without regard to race, color, religion, sex (including gender, pregnancy, sexual orientation, gender identity and gender expression), national origin, disability, age, genetic information, ethnicity, citizenship status, participation in uniformed military services of the United States, or any other class or status protected by federal, state, or local law.

# EXECUTIVE OFFICERS

The following table sets forth certain information regarding our current Executive Officers:

| Name of Individual | Age | Position and Office |
|---|---|---|
| Anthony S. Marucci | 62 | President, Chief Executive Officer and Director |
| Tibor Keler, Ph.D. | 65 | Executive Vice President and Chief Scientific Officer |
| Sarah Cavanaugh | 49 | Senior Vice President, Corporate Affairs and Administration |
| Elizabeth Crowley | 52 | Senior Vice President and Chief Product Development Officer |
| Margo Heath-Chiozzi, M.D. | 67 | Senior Vice President, Regulatory Affairs |
| Freddy Jimenez | 55 | Senior Vice President and General Counsel |
| Sam Martin | 53 | Senior Vice President, Chief Financial Officer and Secretary |
| Ronald Pepin, Ph.D. | 68 | Senior Vice President and Chief Business Officer |
| Richard Wright, Ph.D. | 60 | Senior Vice President and Chief Commercial Officer |
| Diane C. Young, M.D. | 68 | Senior Vice President, Chief Medical Officer |

**Anthony S. Marucci** was appointed President and Chief Executive Officer of Celldex in September 2008 and as a director of the Company in December 2008. See Mr. Marucci's biography under *Director Nominees* above.

**Tibor Keler, Ph.D.** became Executive Vice President and Chief Scientific Officer of Celldex in July 2014. Since May 2003, Dr. Keler has held a number of positions with Celldex, including as a founder, Senior Vice President and Chief Scientific Officer, from March 2008 to July 2014, and Vice President, Research and Discovery and Chief Scientific Officer, from May 2003 to March 2008. In addition, he was Senior Director of Preclinical Development and Principal Scientist at Medarex from September 1993 to March 2004. Dr. Keler received his Ph.D. in Microbiology from the University of Pennsylvania.

**Sarah Cavanaugh** became Senior Vice President, Corporate Affairs and Administration in June 2017. Ms. Cavanaugh served as Vice President, Investor Relations and Corporate Communications of Celldex from August 2012 to June 2017. Prior to Celldex, she served from 2007 to 2012 as a Vice President at MacDougall Biomedical Communications, a strategic communications and investor relations firm for the life sciences industry. Ms. Cavanaugh previously served as Director of Corporate Communications for Point Therapeutics, Inc., an oncology-focused biotech company, and Director of Corporate Communications for Fallon Community Health Plan, a leading Massachusetts managed care organization. She began her health care career at the American Cancer Society, holding various positions prior to completing her tenure there as Division Communications and Marketing Director for the Mid-South Division. Ms. Cavanaugh received her B.A. from the University of New Hampshire.

**Elizabeth Crowley** became Senior Vice President and Chief Product Development Officer in August 2016. Ms. Crowley served as Senior Vice President, Product Development of Celldex from July 2014 to August 2016. Ms. Crowley joined Celldex in 2009 as Vice President, Clinical Development. Prior to that, she held several senior level roles at CuraGen Corporation, most recently serving as the Vice President of Development Operations. Ms. Crowley started her career at Bayer Corporation in 1992, holding various positions providing leadership of clinical research and project management prior to completing her tenure there as the Director of Global Study Audit Management. Ms. Crowley received her B.S. in Chemistry with a concentration in Business from Boston College.

**Margo Heath-Chiozzi, M.D.** became Senior Vice President, Regulatory Affairs in October 2017. Previously from 2003 until September 2017, Dr. Heath-Chiozzi served in roles of increasing responsibility at Bristol-Myers Squibb Company including Executive Director, Global Regulatory Sciences; Vice President, Global Regulatory Strategy; and Vice President, Global Submissions and Regulatory Policy. Prior to that, from 1995 to 2003, Dr. Heath-Chiozzi served in roles of increasing responsibility at Abbott Laboratories, including Medical Director, Pharmacogenetics; Senior Director, Global Marketed Product Development and Outcomes Research; and Global Project Head, Abbott/Millennium Obesity/Diabetes Alliance. Before joining Abbott, she was appointed to the University of Hawaii John A. Burns School of Medicine, where she served as Assistant Professor, and was concurrently Director of the HIV Research Clinical at the

Queen's Medical Center as well as Director of the Women's Immunology Clinical at the Kapiolani Medical Center for Women and Children, in Honolulu. Dr. Heath-Chiozzi received her B.S. and M.D. from the University of Utah. She received further medical training in internal medicine at Duke University and completed fellowships in infectious disease at Brigham & Women's Hospital and Dana-Farber Cancer Institute in Boston.

**Freddy Jimenez** became Senior Vice President and General Counsel in January 2021. Mr. Jimenez served as Vice President, Law and Compliance of Celldex from February 2016 to December 2020. Prior to Celldex, Mr. Jimenez served from 1999 to 2016 in roles of increasing responsibility at Johnson & Johnson including Assistant General Counsel, Senior Counsel and General Attorney. Mr. Jimenez also served from 1997 to 1999 as an Associate in the Food and Drug Practice at the law firm of Akin Gump Strauss Hauer & Feld LLP. Mr. Jimenez also held roles at Johnson & Johnson from 1991 to 1997 including FDA Liaison for the R.W. Johnson Pharmaceutical Research Institute (a Johnson & Johnson Company) and varying roles of increasing seniority in regulatory affairs and clinical research. Mr. Jimenez received his B.A. in Biology and Certificate in the Legal Studies Program from Brandeis University and his legal training and JD from the Rutgers School of Law — Newark.

**Sam Martin** became Senior Vice President, Chief Financial Officer and Secretary in July 2017. Mr. Martin served as Vice President, Finance of Celldex from January 2015 to July 2017 and Senior Director, Finance of Celldex from August 2011 to January 2015. Mr. Martin joined Celldex as the Director of Financial Reporting, Planning and Analysis in 2009. Prior to joining Celldex, from 2000 to 2009, Mr. Martin served in roles of increasing responsibility at Alseres Pharmaceuticals, Inc., most recently serving as the Director of Finance and Corporate Compliance. Mr. Martin began his career at Ernst & Young LLP, holding various positions prior to completing his tenure as Audit Manager. Mr. Martin received an M.B.A. from Boston University, a B.S. from Skidmore College and is a Certified Public Accountant.

**Ronald Pepin, Ph.D.** became Senior Vice President and Chief Business Officer of Celldex in July 2011. From June 2010 to April 2011, Dr. Pepin served as Vice President at Shire Pharmaceuticals. From August 2000 to December 2009, Dr. Pepin was Senior Vice President, Business Development at Medarex. Earlier in his career, Dr. Pepin was Executive Director of External Science and Technology at Bristol-Myers Squibb Company. Dr. Pepin received his B.A. from Tufts University and his Ph.D. in Genetics from Georgetown University.

**Richard Wright, Ph.D.** became Senior Vice President and Chief Commercial Officer of Celldex in July 2015. Dr. Wright served as Vice President of Commercial Operations of Celldex from April 2012 to July 2015. From November 2010 to April 2012, Dr. Wright was Managing Director of Navigant Consulting, a global life sciences consulting practice. From September 2003 to October 2010, Dr. Wright held several senior leadership roles at Bristol-Myers Squibb including Senior Vice President of the U.S. ImmunoScience Division. Dr. Wright currently serves on the Scientific Advisory Board for the Seaver Foundation, a nonprofit organization supporting the Center for Autism Treatment and Research at Mount Sinai Hospital. Dr. Wright received his B.S. in Biological Sciences from Rutgers University and his M.S. and Ph.D. in Microbiology and Molecular Genetics from The University of Medicine and Dentistry of New Jersey (Rutgers University). He received an M.B.A. in Marketing and Finance from Columbia University.

**Diane C. Young, M.D.** became Senior Vice President, Chief Medical Officer of Celldex in June 2019. Previously, from July 2015 until February 2019, Dr. Young served as Vice President, Chief Medical Officer of GTx, Inc. Prior to that, from 2002 to June 2015, Dr. Young served in roles of increasing responsibility at Novartis Oncology including Vice President, Head of Oncology Clinical Development and Medical Affairs, Latin America and Canada; Vice President, Global Head of Medical Affairs, Oncology Business Unit; and Vice President, Global Head of Clinical Development Phase 2/3, Oncology Business Unit. Prior to that, from 1993 to 2002, Dr. Young served in roles of increasing responsibility at R.W. Johnson Pharmaceutical Research Institute including Vice President for Global Development and Senior Director, Clinical Research and Development. She also held roles at Sandoz Research Institute from 1991 to 1993 including Director of Clinical Research, Cytokine Development Unit and Associate Medical Director. From 1988 to 1990, she was Assistant Director, Clinical Investigation II at Hoffman-LaRoche, Inc. She received her A.B. in Biochemical Sciences from Harvard University and her M.D. from Harvard Medical School. She received further medical training in internal medicine at Johns Hopkins Hospital and Vanderbilt University Hospital and completed a fellowship in medical oncology at Dana-Farber Cancer Institute.

# EXECUTIVE COMPENSATION

## Compensation Discussion and Analysis

### Introduction

Our Compensation and Organization Development Committee oversees and administers our executive compensation programs. The Committee's complete roles and responsibilities are set forth in the written charter of the Compensation and Organization Development Committee adopted by our Board of Directors, which can be found at our website, *www.celldex.com*.

### Overview

Our executive compensation programs are designed to deliver compensation that is competitive with our peer group and that allows us to attract and retain superior talent who can perform effectively and succeed in a demanding business environment. Our compensation programs are also designed to reward performance against pre-established goals and align the interests of our executives with our stockholders. We believe that the compensation of our Executive Officers should focus executive behavior on the achievement of near-term corporate targets as well as long-term business objectives and strategies. We believe that pay-for-performance compensation programs, which reward our executives when they achieve individual and/or corporate goals, create stockholder value and thus have emphasized company and individual performance in setting compensation. We use a combination of base salary, annual cash incentive compensation programs, a long-term equity incentive compensation program and a broad-based benefits program to create a competitive compensation package for our executive management team.

We describe below our compensation philosophy, policies and practices with respect to our (i) Chief Executive Officer, (ii) Chief Financial Officer, and (iii) three most highly compensated Executive Officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as Executive Officers as of December 31, 2023, collectively referred to as our Named Executive Officers. In 2023, our Named Executive Officers were as follows:

| Name of Individual | Position and Office |
| --- | --- |
| Anthony S. Marucci | President, Chief Executive Officer and Director |
| Tibor Keler, Ph.D. | Executive Vice President and Chief Scientific Officer |
| Margo Heath-Chiozzi, M.D. | Senior Vice President, Regulatory Affairs |
| Sam Martin | Senior Vice President, Chief Financial Officer and Secretary |
| Diane C. Young, M.D. | Senior Vice President, Chief Medical Officer |

As a biopharmaceutical company dedicated to exploring the science of mast cell biology and developing therapeutic antibodies that address diseases for which available treatments are inadequate, we establish corporate goals that are designed to contribute to the development of our lead programs, ensure that we manage our cash effectively and have sufficient funding to complete near-term development activities for our lead drug candidates and, where appropriate, to pursue partnerships and collaborations through which we can leverage the value of our drug candidates. We seek to link the financial interests of our Named Executive Officers to those of our stockholders by tying compensation to the achievement of these strategic corporate goals, which we believe will drive long-term stockholder value. Each year we establish corporate goals, the achievement of which we believe is essential to the long-term success of our business.

The Compensation and Organization Development Committee has adopted a compensation philosophy of targeting our executive compensation to the 50th percentile of executive compensation of our peer group and the Aon Global Life Sciences ("Aon") Survey results. Executive compensation may be above or below the 50th percentile based on an executive's experience, scope of position, individual performance and company constraints. The Compensation and Organization Development Committee increased the annual base salary for Mr. Marucci, Dr. Keler, Dr. Heath-Chiozzi, Mr. Martin and Dr. Young by 4.0% in mid-2023 as described in the base salary section below.

In November 2023 and January 2024, our Compensation and Organization Development Committee reviewed our performance relative to our 2023 corporate goals. Our corporate goals cover priorities important to both our short- and long-term success. The Committee considers both quantitative and qualitative results and applies discretion when evaluating performance and determining total bonus payout potential. Based on its evaluation of our performance against our strategic goals, including the achievement of stretch goals, the Committee determined a payout factor of 120% of the target.

In 2023, we accomplished the following significant milestones during the year:

- **Continued progress across the barzolvolimab clinical program:** In 2023, we made significant progress across the barzolvolimab development program, successfully executing across several clinical studies, reporting multiple positive data sets across mast cell mediated diseases and completing necessary activities to support the advancement of barzolvolimab into registration studies.

   Notably, in July 2023, we announced that enrollment to our Phase 2 clinical study of barzolvolimab for the treatment of chronic spontaneous urticaria (CSU) was completed ahead of schedule and, in November 2023, we reported positive topline data from this study. Barzolvolimab achieved the primary efficacy endpoint, with a statistically significant mean change from baseline to week 12 of UAS7 (weekly urticaria activity score) compared to placebo across multiple dosing groups and was well tolerated. Importantly, barzolvolimab demonstrated rapid, durable and clinically meaningful responses in patients with moderate to severe CSU refractory to antihistamines, including patients with prior omalizumab treatment. Patients on study will continue to receive barzolvolimab for 52 weeks and we are planning for the initiation of Phase 3 studies in CSU in summer 2024. We also continued to successfully execute our ongoing Phase 2 study in chronic inducible urticaria study (CindU).

   We continued to report positive data from our now completed Phase 1b studies in CSU and CindU over the course of 2023, adding to a growing body of evidence supporting barzolvolimab's potential role in the treatment of chronic urticarias.

   Enrollment to the Phase 1b intravenous study of barzolvolimab in patients with prurigo nodularis (PN) was completed and data from this study were presented in November at the World Congress on Itch. A single intravenous dose of 3.0 mg/kg barzolvolimab resulted in rapid and durable reductions in itch and healing of skin lesions in patients with moderate to severe PN and barzolvolimab was generally well tolerated. Based on these data, in 2023, we developed plans to support the initiation of a Phase 2 study in prurigo nodularis in early 2024.

   We continued the expansion of barzolvolimab into additional indications, announcing in July that the first patient had been dosed in a Phase 2 study in eosinophilic esophagitis (EoE). Enrollment to this study is ongoing.

   The final histologic analysis and study report from our six-month chronic toxicology study and our enhanced pre- and post-natal development (EPPND) study were also completed.

   In support of Phase 3 development, we completed the transfer of our current barzolvolimab manufacturing process to a CMO and successfully scaled up the drug substance manufacturing process to produce larger cGMP batches in support of late-stage trials and to prepare for potential commercialization.

- **Continued progress across our bispecific platform:** Our next generation bispecific antibody platform is supporting the expansion of our pipeline with additional candidates for inflammatory diseases and oncology. We progressed IND enabling activities according to plan to support an IND filing for CDX-622 (SCFXTSLP for TH2 diseases) in the second half of 2024. In May 2023, we announced that the first patient had been dosed in a Phase 1 study of CDX-585 (ILT4XPD1 for solid tumors) and enrollment continues as planned.

- **Fund the continued development of our clinical and preclinical programs and the overall operation of our business:** In November 2023, we successfully raised $216 million in net proceeds from an underwritten public offering and ended the year with cash, cash equivalents and marketable securities of $424 million.

- **Execute across Diversity, Equity, Inclusion, and Belonging (DEIB) initiatives:** In 2023, we continued our commitment to diversity, equity, inclusion & belonging by promoting a welcoming, diverse environment through our employee training and development, talent acquisition strategy, policies and practices and partnership with the internal Employee Resource Group (ERG). The ERG focused their efforts on delivering educational programs on neurodiversity, generational diversity, and mental health and hosting local urban high school STEM students for experiential learning in biotechnology. In line with the Company's DEI&B objectives, this year the Board of Directors expanded and increased gender and racial diversity on the Board.

### *Independent Compensation Consultants*

The Compensation and Organization Development Committee believes that independent advice is important in developing Celldex's director and executive compensation programs and engages Aon's Human Capital Solutions practice, a division of Aon plc, as its independent compensation consultant. Aon reports directly to the Compensation and Organization Development Committee and provides guidance on trends in executive and non-employee director compensation, the development of specific executive compensation programs, the composition of the Company's compensation peer group and other matters as directed by the Compensation and Organization Development Committee. The Company also participated in various Aon surveys in 2023. In 2023, Aon did not provide any other services to Celldex. The Compensation and Organization Development Committee has assessed the independence of Aon and concluded that no conflict of interests exists under applicable NASDAQ and SEC rules.

### *Data Used to Make Compensation Determinations*

In making decisions regarding the compensation of our Executive Officers, the Compensation and Organization Development Committee generally considers compensation and survey data for similarly situated executives at a comparison group of companies it considers our peer group as a reference point. These comparison data are primarily used to gauge the reasonableness and competitiveness of executive compensation decisions.

We draw upon a pool of talent that is highly sought after by large and established pharmaceutical and biotechnology companies as well as other development-stage life science companies, both within and outside our geographic areas. We believe that the compensation practices of our industry in general and of our select peer group in particular provide useful information to help us establish compensation practices that allow us to attract, retain, and motivate a highly talented executive team. We believe we must offer a compensation package to all of our officers and our other employees that is competitive with our peer group, as well as larger pharmaceutical and biotechnology companies from whom we frequently draw talent. In addition, the comparator companies should be aligned with our current stage of development and have similar short and long-term growth objectives. In 2023, the Compensation and Organization Development Committee set the target level of total executive compensation, as well as the key elements of compensation, at the 50th percentile of our peer group, but then adjusted each of the elements based on an individual's performance and contribution to our strategic objectives. The Committee may need to adjust these levels in the future to attract or retain specific individuals.

We review the targeted 50th percentile levels of cash, equity and total compensation for all comparable officers in our peer group relative to the elements of compensation paid to our officers. In considering how these data relate to our existing compensation structure, we take into account our size, stage of development, performance and geographic location as compared to these peer companies, as well as what we know about the comparable scope of responsibilities of our officers versus those of comparable executives at such peer group companies. We used two primary market frames of reference (which we refer to as the "market") against which to compare our total executive compensation practices and levels and inform our decisions regarding compensation of our officers as follows:

- Select Peer Group — A select group of national biotechnology companies at a similar stage of development as our company with similar headcount, R&D expense, market capitalization and in most cases, similar therapeutic targets, and

- Aon Global Life Sciences Survey — A national survey of executive compensation levels and practices that covers approximately sixty executive positions in over 600 multinational life sciences organizations.

We do not apply a specific weighting to either data source when making compensation comparisons. Instead, we develop competitive market guidelines using these data sources.

We review our peer group each year to ensure continued relevance as we grow and develop, and the Compensation and Organization Development Committee approves our peer group prior to its adoption. In April 2022, the following peer group was approved by the Compensation and Organization Development Committee and used to inform our decisions affecting executive compensation in 2022:

| | |
|---|---|
| Allakos | Iteos Therapeutics |
| Atara Biotherapeutics | Kiniksa Pharmaceuticals |
| C4 Therapeutics | Morphic |
| Cytokinetics | Protagonist Therapeutics, Inc. |
| Denali Therapeutics | Sangamo Therapeutics |
| Enanta Pharmaceuticals | Seres Therapeutics |
| Erasca | SpringWorks Therapeutics |
| ImmunityBio | Syndax Pharmaceuticals |
| Inovio Pharmaceuticals | Vir Biotechnology |
| Iovance Biotherapeutics | Zentalis Pharmaceuticals |

In April 2022, this peer group consisted of public companies in the biopharmaceutical industry with product candidates generally in mid-stage development, with employee headcount median of 196 (range of 59 to 587), R&D expense median of $168 million and market capitalization median of $1.3 billion. In November 2022, we decided to keep our 2023 peer group consistent with 2022 based on the consistency of our stage of development from year to year. We believe that, as of November 2022, this list continues to be representative of the companies with whom we generally compete for talent.

***Administration and Objectives of Our Executive Compensation Program***

The Compensation and Organization Development Committee of the Board of Directors, which comprises independent, non-employee directors, is responsible for establishing and administering the policies governing the compensation of our Executive Officers, including salary, bonus and stock option grants. The policy of the Compensation and Organization Development Committee is to compensate our Executive Officers with competitive salaries based on their level of experience and job performance. All Executive Officers are eligible for annual bonus awards based on achievement of our strategic corporate goals and participation in our stock option program. Stock option grants are made in accordance with our 2021 Omnibus Equity Incentive Plan (the "2021 Incentive Plan"). Prior to the approval of the 2021 Incentive Plan, stock option grants were made in accordance with our 2008 Stock Option and Incentive Plan, as amended (the "2008 Plan"). The Compensation and Organization Development Committee is also responsible for the administration of our 2004 Employee Stock Purchase Plan, as amended (the "2004 Plan"), in which employees participate on a voluntary basis.

Our Compensation and Organization Development Committee has designed our overall executive compensation program to achieve the following objectives:

- attract and retain talented and experienced executives;

- motivate and reward executives whose knowledge, skills and performance are critical to our success;

- provide a competitive compensation package that aligns the interests of our executive officers and stockholders by including a significant variable component which is weighted heavily towards performance-based rewards, based upon achievement of predetermined goals;

- ensure fairness among the executive management team by recognizing the contributions each executive makes to our success;

- foster a shared commitment among executives by aligning our and their individual goals; and

- compensate our executives to manage our business to meet our near-term and long-term objectives.

We use a mix of short-term compensation (base salaries and cash incentive bonuses) and long-term compensation (equity incentive compensation) to provide a total compensation structure that is designed to achieve these objectives. We determine the percentage mix of compensation structures that we think is appropriate for each of our Executive Officers. In general, the Compensation and Organization Development Committee believes that a substantial percentage of the compensation of our Executive Officers should be performance based. We consider stock options that vest over time an appropriate choice of long-term incentive given the development stage of the Company. The Compensation and Organization Development Committee uses its judgment, experience, relative peer group data and the recommendations of the Chief Executive Officer (except for his own compensation) to determine the appropriate mix of compensation for each Executive Officer.

In determining whether to adjust the compensation of any of our Named Executive Officers, we annually take into account the changes, if any, in the following:

- market compensation levels;

- the contributions made by each Executive Officer;

- the performance of each Executive Officer;

- the increases or decreases in responsibilities and roles of each Executive Officer;

- the business needs of the Company with respect to each Executive Officer;

- the relevance of each Executive Officer's experience to other potential employers; and

- the readiness of each Executive Officer to assume a more significant role within the organization.

In addition, with respect to new Executive Officers, we take into account their prior base salary and annual cash incentives, their expected contribution and our business needs. We believe that our executive officers should be fairly compensated each year relative to market pay levels within our industry.

### Executive Compensation Components

In order to both attract and retain experienced and qualified executives to manage us, the Compensation and Organization Development Committee's policy on executive compensation is to (i) pay salaries which are competitive with the salaries of executives in comparable positions in the biotechnology industry, and (ii) allow for additional incentive-based compensation through the payment of annual cash bonuses and the grant of stock-based incentive awards. This policy is designed to have a significant portion of each executive's total compensation be tied to our progress in order to incentivize the executive to fully dedicate himself or herself to achievement of corporate goals and align the executive's interest with those of our stockholders.

Our executive compensation program is primarily composed of base salary, incentive cash compensation payable on an annual basis and equity compensation. In addition, we provide our executives with benefits that are generally available to our salaried employees, including medical, dental, group life and accidental death and dismemberment insurance, short and long-term disability coverage and our 401(k) plan. Within the context of the overall objectives of our compensation programs, we determined the specific amounts of compensation to be paid to each of our executives in 2023 based on a number of factors including:

- our understanding of the amount of compensation generally paid by similarly situated companies to their executives with similar roles and responsibilities;

- the roles and responsibilities of our executives;

- the individual experience and skills of, and expected contributions from, our executives;

- the amounts of compensation being paid to our other executives; and

- our executives' historical compensation.

We discuss each of the primary elements of our executive compensation in detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs complement each other and collectively serve all of our executive compensation objectives described above.

*Base Salary*

Each Executive Officer (except the Chief Executive Officer whose performance is reviewed by the Compensation and Organization Development Committee) has an annual performance review with the Chief Executive Officer who makes recommendations on salary increases, promotions, cash bonuses and stock option grants to the Compensation and Organization Development Committee. We have historically established base salaries for each of our executives based on many factors, including average salary increases expected in the biotechnology industry in the Boston, Massachusetts, New Haven, Connecticut and central New Jersey areas, competition in the marketplace to hire and retain executives, experiences of our Board members and leadership team with respect to salaries and compensation of executives in similarly situated companies in our industry and other similar industries, as well as additional factors which we believe enable us to hire and retain our leadership team in an extremely competitive environment. Our Compensation and Organization Development Committee annually reviews salary ranges and individual salaries for our Executive Officers and approved the following annual salaries for our Named Executive Officers:

| | Annual Salary | | | |
| | As of December 31, 2023 | As of December 31, 2022 | Increase $ | Increase % |
| Name | | | | |
|---|---|---|---|---|
| Anthony S. Marucci | $736,470 | $708,144 | $28,326 | 4.0% |
| Tibor Keler, Ph.D. | $520,573 | $500,573 | $20,000 | 4.0% |
| Margo Heath-Chiozzi, M.D. | $449,569 | $432,278 | $17,291 | 4.0% |
| Sam Martin | $457,240 | $439,654 | $17,586 | 4.0% |
| Diane C. Young, M.D. | $471,615 | $453,476 | $18,139 | 4.0% |

*Annual Performance-Based Cash Bonus*

We have designed our annual cash bonuses to reward our Executive Officers for their individual performance and contributions to our corporate goals for each year, as approved in advance by our Compensation and Organization Development Committee and Board of Directors. The corporate goals are allocated between specific product and financial performance targets. Achievement of our corporate goals was, in 2023, the primary factor considered by our Compensation and Organization Development Committee in determining the annual bonuses for our Executive Officers. However, the Compensation and Organization Development Committee retains discretion to adjust any individual bonus based on assessment of such individual's performance. Our performance-based bonus plan emphasizes the contributions of each of our Executive Officers to the achievement of our corporate goals.

At the beginning of each calendar year, the Compensation and Organization Development Committee establishes annual corporate performance goals and target bonuses. In 2023, the Compensation and Organization Development Committee established target bonuses for each of our Named Executive Officers including 60% of base salary for Mr. Marucci, 45% of base salary for Dr. Keler, and 40% of base salary for Dr. Heath-Chiozzi, Mr. Martin and Dr. Young. Corporate goals are proposed by management, reviewed and approved by the Compensation and Organization Development Committee and also approved by the Board of Directors on an annual basis. The Compensation and Organization Development Committee considers and assigns a relative weight to appropriately focus efforts on corporate goals that are intended to enhance shareholder value.

The Compensation and Organization Development Committee reviewed the 2023 corporate goals at meetings held in April, June and September 2023 to gauge our levels of achievement and to assess whether the corporate goals approved earlier in the year remained relevant and complete. In November 2023 and January 2024, prior to approving 2023 incentive bonuses, the Compensation and Organization Development Committee evaluated our 2023 performance by assessing if, and the extent to which, we achieved or failed to achieve the corporate goals approved by the Board of Directors for 2023. The Compensation and Organization Development Committee considered the 2023 performance and determined that based on the success the Company had in accomplishing the significant milestones detailed above we met 120% of our 2023 corporate goals for pipeline development and business and financial operations. Our corporate goals for 2023 and the level at which the Compensation and Organization Development Committee determined they were achieved are as follows:

| 2023 Corporate Goals | Relative Weight | 2023 Achievement |
|---|---|---|
| **Pipeline Development:** | 65 | 131% |
| • Progress the barzolvolimab clinical program, including continued execution of ongoing studies, reporting data at key medical meetings and advancing activities to prepare for late-stage trials and potential commercialization. | | |
| • Progress our bispecific clinical and preclinical programs. | | |
| **Business and Financial Operations:** | 35 | 100% |
| • Fund the continued development of our clinical and preclinical programs and the overall operation of our business. | | |
| • Execute across Diversity, Equity, Inclusion, and Belonging initiatives. | | |
| **Totals:** | 100 | 120% |

At the Compensation and Organization Development Committee's January 2024 meeting, Mr. Marucci reviewed in detail the performance of each Executive Officer, excluding himself, and considered such individual's contributions to our success in 2023. Mr. Marucci's bonus recommendations were based on such individual performance assessments and the fact that the Company achieved 120% of its predetermined corporate goals in 2023 and each employee, including the Executive Officers, contributed to our success in achieving the 2023 corporate goals.

The Compensation and Organization Development Committee discussed Mr. Marucci's recommendations for the Named Executive Officers and reviewed Mr. Marucci's performance for fiscal 2023. Based on Mr. Marucci's recommendations for each of the Named Executive Officers, the Compensation and Organization Development Committee's review of Mr. Marucci's performance and the Compensation and Organization Development Committee's determination that the Company achieved 120% of the corporate goals for 2023, the Compensation and Organization Development Committee approved the following annual bonus payments for our Named Executive Officers:

| Name | Target % of Base Salary | Final Payout % of Base Salary | Final Payout $ |
|---|---|---|---|
| Anthony S. Marucci | 60% | 72.0% | $530,000 |
| Tibor Keler, Ph.D. | 45% | 55.9% | $291,000 |
| Margo Heath-Chiozzi, M.D | 40% | 48.4% | $217,500 |
| Sam Martin | 40% | 48.0% | $219,475 |
| Diane C. Young, M.D. | 40% | 48.3% | $228,000 |

The Compensation and Organization Development Committee approved annual bonus payments of 120%, 124%, 121%, 120% and 121% of the 2023 bonus target for Mr. Marucci, Dr. Keler, Dr. Heath-Chiozzi, Mr. Martin and Dr. Young, respectively, depending on each individual's performance and their respective position. The Compensation and Organization Development Committee determined that annual incentive bonuses paid to the Named Executive Officers for 2023, were fair, reasonable and appropriate based on the factors described above.

*Equity Compensation*

We also use stock options and equity-based incentive programs to attract, retain, motivate and reward our Executive Officers. Through our equity-based grants, we seek to align the interests of our Executive Officers with our stockholders, reward and motivate both near-term and long-term executive performance and provide an incentive for retention. Our decisions regarding the amount and type of equity incentive compensation and relative weighting of these awards among total executive compensation have been based on our understanding of market practices of similarly situated companies and our negotiations with our executives in connection with their initial employment or promotion.

We have adopted an equity grant policy that formalizes how we grant equity awards by setting a regular schedule for granting equity awards in connection with the hiring or promotion of any of our employees, granting annual equity awards and granting equity awards to non-employee directors. Such policy also outlines grant approval requirements and specifies the vesting schedule and exercise prices for stock option awards. We believe that this policy will mitigate the risk that issues or concerns would be raised in the future regarding the timing of grants of equity awards to our officers, directors and employees.

All such grants to our Named Executive Officers are subject to prior approval by the Compensation and Organization Development Committee at a regularly scheduled meeting during the year. The date of grant and the fair market value of the award are based upon the date of the Compensation and Organization Development Committee meeting approving such grant. When granting equity-based awards, the Compensation and Organization Development Committee considers a number of factors in determining the amount of equity incentive awards, if any, to grant to our executives, including:

- the existing levels of stock ownership among the Executive Officers relative to each other and to our employees as a whole;

- previous grants of stock options to such Executive Officers;

- vesting schedules of previously granted options;

- the performance of the executives and their contributions to our overall performance;

- an outside survey of stock option grants and restricted common stock awards in the biotechnology industry;

- an outside survey of similarly situated biotechnology companies' proxy statements;

- personal knowledge of the Compensation and Organization Development Committee members regarding executive stock options and restricted common stock awards at comparable companies;

- the financial statement impact of stock option awards on our results of operations; and

- the amount and percentage of our total equity on a diluted basis held by our executives.

Equity compensation awards to our Named Executive Officers consist of stock option awards. Stock option awards provide our Executive Officers with the right to purchase shares of our common stock at a fixed exercise price typically for a period of up to ten years, subject to continued employment with us. Stock options are earned on the basis of continued service to us and generally vest over four years, beginning with 25% vesting one year after the date of grant, then pro-rata vesting quarterly thereafter. All historical option grants were made at what our Compensation and Organization Development Committee and Board of Directors determined to be the fair market value of our shares of our common stock on the respective grant dates.

On June 15, 2023, the Compensation and Organization Development Committee awarded stock options to all qualified employees, including the following stock options to our Named Executive Officers:

| Name | Number of Options | Exercise Price ($/Sh)[1] | Grant Date Fair Value of Option Awards ($)[2] |
|---|---|---|---|
| Anthony S. Marucci .......................... | 250,000 | 36.87 | 7,092,975 |
| Tibor Keler, Ph.D. ............................ | 92,000 | 36.87 | 2,610,215 |
| Margo Heath-Chiozzi, M.D ................... | 80,000 | 36.87 | 2,269,752 |
| Sam Martin ............................... | 80,000 | 36.87 | 2,269,752 |
| Diane Young, M.D. .......................... | 80,000 | 36.87 | 2,269,752 |

(1)  The exercise prices reflect the closing price of our common stock on the grant date.

(2)  The grant date fair values are generally the amount we would expense in our financial statements over the award's service period, but does not include a reduction for estimated forfeitures.

The Stock options granted to our Executive Officers in 2023 have exercise prices equal to 100% of the fair value on the date of grant and vest over four years, beginning with 25% vesting one year after the date of grant, then pro-rata vesting quarterly thereafter based on continued service. We believe that stock options structured in this manner encourage our Executive Officers to focus on increasing stockholder value and stock price appreciation over the long term and limit unnecessary risk taking behavior, while promoting retention.

*Other Benefits*

We believe that establishing competitive benefit packages for our employees is an important factor in attracting and retaining highly qualified personnel. Executive Officers are eligible to participate in all of our employee benefit plans, such as medical, dental, group life and accidental death and dismemberment insurance, short and long-term disability coverage and our 401(k) plan, in each case on the same basis as other employees. We provide a matching contribution under our 401(k) plan. In addition, Mr. Marucci's compensation includes the annual premium for a $1,000,000 term life insurance policy and the personal use of a Company car.

*Employment Agreements and Post-Termination Compensation and Benefits*

We depend greatly on the intellectual capabilities and experience of our key executives. Our success is dependent on our ability to attract and retain highly skilled executives with significant experience in the biotechnology industry, particularly as we expand our activities in clinical trials, the regulatory approval process and sales and manufacturing. Therefore we enter into employment agreements with each of our Named Executive Officers.

In general, each employment arrangement provides for cash severance, 100% acceleration of any unvested options, and/or other equity awards and continuation of certain employee benefits in the event that an executive's employment is terminated within a one year period immediately following a change of control either without cause or by the executive for good reason. The cash severance consists of a single lump sum payment equal to (i) twenty-four (24) times the executive's highest monthly base compensation paid hereunder during the preceding twenty-four month period, plus (ii) 150% (200%, in the case of Mr. Marucci) of the highest one-year annual bonus actually received by the executive during the preceding two full fiscal years prior to the date of termination. We use a "double trigger" with respect to benefits that are to be provided in connection with a change of control. A change of control does not itself trigger benefits; rather, benefits are paid only if the employment of the executive is terminated by us other than for cause, death or disability or by the executive for good reason during the one year period immediately following the change of control. We believe a "double trigger" benefit maximizes shareholder value because it prevents a windfall to executives in the event of a change of control in which the executive retains significant responsibility as defined in his or her individual agreement, while still providing our executives appropriate incentives to cooperate in negotiating any change of control that may put their jobs at risk.

In addition to the benefits that only accrue in connection with a change of control, our agreements with the Named Executive Officers provide for cash severance, 25% acceleration of unvested options (in the case of Mr. Marucci and Dr. Keler) and/or other equity awards and continuation of certain employee benefits if we terminate their employment with us without cause or they terminate their employment with us for good reason, as such terms are defined in the applicable agreement with the Executive Officer. The cash severance consists of a lump sum cash payment equal to 100% (200% in the case of Mr. Marucci) of the executive's then existing base salary. A further discussion of the terms and projected payments under each of these agreements is set forth below under the heading "*Potential Payments upon Termination of Employment or Change in Control.*"

***Committee Consideration of the Company's 2023 Shareholder Advisory Vote on Executive Compensation***

At our 2023 Annual Meeting of Shareholders, approximately 97% of the shares voted at the meeting approved, on an advisory basis, the compensation of the Named Executive Officers. Given that a majority of the shares voted approved the 'say on pay' advisory proposal, the Committee did not implement specific changes and continued with its performance-based compensation philosophy and its balanced approach to various components of its compensation program. However, the Compensation and Organization Development Committee does monitor the results of the annual advisory 'say-on-pay' proposal and refers to such results as one of many factors considered in connection with the discharge of its responsibilities, although the Committee does not assign a quantitative weighting to any such factors.

We listen to the views of shareholders and receive valuable commentary and insights from them. We believe that our executive compensation program is aligned with structures and the components sought by our shareholders and the practices of our peer companies. We believe that our program is effective at motivating our Executive Officers to achieve our goals.

The Compensation and Organization Development Committee and the Board are committed to continually evaluating changes to the compensation program that will enhance the link between our long-term strategy and objectives and the incentives for our Executive Officers and enhancing alignment between our Executive Officers' and our shareholders' interests.

***Stock Ownership Policy — Employees***

In March 2021, our Board adopted a stock ownership policy which requires our Chief Executive Officer and our other Executive Officers (the "Covered Persons") to own shares of our common stock to further align their interests with those of our stockholders. The guidelines require that Covered Persons achieve the following level of stock ownership:

| Level | Minimum Required Level of Stock Ownership |
|---|---|
| CEO | 3 times annual base salary |
| Other Executive Officers | 1 times annual base salary |

For purposes of these calculations, the following shares of our common stock count toward satisfaction of the guidelines: (i) shares held outright by the Covered Person or his or her immediate family members, (ii) shares held indirectly by trusts, family partnerships and other types of entities formed for the benefit of the Covered Person or his or her immediate family members, (iii) the value of vested stock options (valued at 70% of their net value) and restricted stock units and performance stock units, if any (valued at 70% of their fair market value) and (iv) shares held by investment funds, trusts, retirement funds, partnerships, corporations and other types of entities over which the Covered Person has the ability to influence or direct investment decisions. For purposes of these calculations, the base salary amounts are based on the base salaries in effect as of March 2021.

Covered Persons are required to achieve the relevant ownership threshold on or before January 1, 2026 (the fifth measurement date following the adoption of the plan) or, if a Covered Person is appointed or promoted after March 2021, five measurement dates from his or her respective date of appointment or promotion, and are based on the base salary in effect at the time of such appointment or promotion.

We assess compliance with these stock ownership guidelines on an annual basis. At January 1, 2024, all officers had achieved their required stock ownership.

# COMPENSATION AND ORGANIZATION DEVELOPMENT COMMITTEE REPORT*[1]

Our Compensation and Organization Development Committee has reviewed and discussed the Compensation Discussion and Analysis with management and based on such review and discussion of the Compensation Discussion and Analysis, the Compensation and Organization Development Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

This Compensation and Organization Development Committee Report shall not be deemed to be incorporated by reference into any filing made by the Company under the Securities Act of 1933 or the Exchange Act, notwithstanding any general statement contained in any such filing incorporating this Proxy Statement by reference, except to the extent the Company incorporates such Report by specific reference.


Compensation and Organization Development Committee:

James J. Marino, J.D., Chair
Cheryl L. Cohen
Harry H. Penner, Jr., J.D., L.L.M.


---

\* The foregoing report of the Compensation and Organization Development Committee is not to be deemed "filed" with the SEC (irrespective of any general incorporation language in any document filed with the SEC) or subject to Regulation 14A of the Securities Exchange Act of 1934, as amended, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent we specifically incorporate it by reference into a document filed with the SEC.

# Summary Compensation Table

The following summary compensation table reflects certain information concerning compensation for services in all capacities awarded to, earned by or paid during the years ended December 31, 2023, 2022 and 2021 to (i) our Chief Executive Officer, (ii) our Chief Financial Officer, and (iii) our three most highly compensated Executive Officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as Executive Officers as of December 31, 2023 (collectively, the "Named Executive Officers").

| Name and Principal Position | Years | Salary ($) | Bonus ($)[1] | Stock Awards ($) | Option Awards ($)[2] | Non-Equity Incentive Plan Compensation ($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) | All Other Compensation ($)[3] | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| Anthony S. Marucci | 2023 | 721,218 | 530,000 | — | 7,092,975 | — | — | 17,651 | 8,361,844 |
| *President and Chief Executive Officer* | 2022 | 693,479 | 424,886 | — | 4,262,250 | — | — | 20,668 | 5,401,283 |
| | 2021 | 668,509 | 490,254 | — | 4,868,797 | — | — | 18,334 | 6,045,894 |
| Tibor Keler., Ph.D. | 2023 | 509,804 | 291,000 | — | 2,610,215 | — | — | 9,590 | 3,420,609 |
| *Executive Vice President and Chief Scientific Officer* | 2022 | 491,458 | 238,773 | — | 1,551,459 | — | — | 8,796 | 2,290,486 |
| | 2021 | 475,030 | 265,000 | — | 1,977,949 | — | — | 8,483 | 2,726,462 |
| Margo Heath-Chiozzi, M.D. | 2023 | 440,259 | 217,500 | — | 2,269,752 | — | — | 9,455 | 2,936,966 |
| *Senior Vice President, Regulatory Affairs* | 2022 | 424,406 | 183,286 | — | 1,312,773 | — | — | 6,433 | 1,926,898 |
| | 2021 | 409,274 | 210,000 | — | 1,358,481 | — | — | 6,232 | 1,983,987 |
| Sam Martin | 2023 | 447,771 | 219,475 | — | 2,269,752 | — | — | 9,628 | 2,946,626 |
| *Senior Vice President and Chief Financial Officer* | 2022 | 425,205 | 182,896 | — | 1,449,165 | — | — | 9,155 | 2,066,421 |
| | 2021 | 405,303 | 205,000 | — | 1,847,535 | — | — | 9,044 | 2,466,882 |
| Diane C. Young, M.D. | 2023 | 461,848 | 228,000 | — | 2,269,752 | — | — | 6,605 | 2,966,205 |
| *Senior Vice President, Chief Medical Officer* | 2022 | 445,219 | 192,274 | — | 1,295,724 | — | — | 6,004 | 1,939,221 |
| | 2021 | 430,163 | 200,000 | — | 1,564,970 | — | — | 5,834 | 2,200,967 |

(1) The amounts in the Bonus column include annual bonus amounts earned by each of our Named Executive Officers in 2023, 2022 and 2021.

(2) The amounts in the Option Awards column reflect the dollar amounts for the aggregate grant date fair value in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) of stock option awards made in fiscal years ended December 31, 2023, 2022 and 2021 for annual awards pursuant to the 2021 Incentive Plan. For a discussion regarding the valuation of our stock option awards for financial statement reporting purposes, please refer to Note 2 in the Notes to the Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2023. These amounts do not represent the actual amounts paid to the Named Executive Officers or the actual value that may be realized by the Named Executive Officers upon exercise of such stock options.

(3) The amounts listed in the All Other Compensation column include our matching contribution to the 401(k) Savings Plan of each Named Executive Officer and premiums paid for life insurance under our nondiscriminatory group plan for each Named Executive Officer. In addition, Mr. Marucci's compensation includes (i) the annual premium of $2,550 in 2023, 2022 and 2021 for a $1,000,000 term life insurance policy and (ii) $4,051, $8,167 and $6,178 for the personal use of a Company car in 2023, 2022 and 2021, respectively.

# Grants of Plan-Based Awards

The following table provides information on stock options and stock awards granted in 2023 to each of our Named Executive Officers.

| Name | Grant Date | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh)[1] | Grant Date Fair Value of Stock and Option Awards ($)[2] |
|---|---|---|---|---|---|---|---|---|
| | | Threshold (#) | Target (#) | Maximum (#) | | | | |
| Anthony S. Marucci | 6/15/23 | | | | | 250,000 | 36.87 | 7,092,975 |
| Tibor Keler, Ph.D. | 6/15/23 | | | | | 92,000 | 36.87 | 2,610,215 |
| Margo Heath-Chiozzi, M.D. | 6/15/23 | | | | | 80,000 | 36.87 | 2,269,752 |
| Sam Martin | 6/15/23 | | | | | 80,000 | 36.87 | 2,269,752 |
| Diane Young, M.D. | 6/15/23 | | | | | 80,000 | 36.87 | 2,269,752 |

(1) The exercise prices reflect the closing price of our common stock on the grant date.

(2) The grant date fair values are generally the amount we would expense in our financial statements over the award's service period, but does not include a reduction for estimated forfeitures.

# Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding the stock option grants and stock awards to our Named Executive Officers at December 31, 2023.

| Name | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#) |
| Anthony S. Marucci[1] | — | 250,000 | | 36.87 | 6/15/33 | | | | |
| Anthony S. Marucci[1] | 93,750 | 156,250 | | 22.48 | 6/16/32 | | | | |
| Anthony S. Marucci[1] | 140,000 | 84,000 | | 28.00 | 6/17/31 | | | | |
| Anthony S. Marucci[1] | 214,375 | 30,625 | | 10.38 | 6/18/30 | | | | |
| Anthony S. Marucci | 25,000 | — | | 2.78 | 6/19/29 | | | | |
| Anthony S. Marucci | 26,665 | — | | 9.02 | 6/13/28 | | | | |
| Anthony S. Marucci | 31,665 | — | | 34.80 | 6/15/27 | | | | |
| Anthony S. Marucci | 31,665 | — | | 70.80 | 6/8/26 | | | | |
| Anthony S. Marucci | 18,666 | — | | 381.15 | 6/10/25 | | | | |
| Anthony S. Marucci | 18,666 | — | | 201.75 | 6/4/24 | | | | |
| Tibor Keler, Ph.D.[1] | — | 92,000 | | 36.87 | 6/15/33 | | | | |
| Tibor Keler, Ph.D.[1] | 34,125 | 56,875 | | 22.48 | 6/16/32 | | | | |
| Tibor Keler, Ph.D.[1] | 56,875 | 34,125 | | 28.00 | 6/17/31 | | | | |
| Tibor Keler, Ph.D.[1] | 94,500 | 13,500 | | 10.38 | 6/18/30 | | | | |
| Tibor Keler, Ph.D | 43,140 | — | | 2.78 | 6/19/29 | | | | |
| Tibor Keler, Ph.D. | 25,999 | — | | 9.02 | 6/13/28 | | | | |
| Tibor Keler, Ph.D. | 10,799 | — | | 34.80 | 6/15/27 | | | | |

| | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#) |
| Tibor Keler, Ph.D. . . . . . . . . | 10,799 | — | | 70.80 | 6/8/26 | | | | |
| Tibor Keler, Ph.D. . . . . . . . . | 7,766 | — | | 381.15 | 6/10/25 | | | | |
| Tibor Keler, Ph.D. . . . . . . . . | 7,766 | — | | 201.75 | 6/4/24 | | | | |
| Margo Heath-Chiozzi, M.D[1] . . | — | 80,000 | | 36.87 | 6/15/33 | | | | |
| Margo Heath-Chiozzi, M.D[1] . . | 28,875 | 48,125 | | 22.48 | 6/16/32 | | | | |
| Margo Heath-Chiozzi, M.D[1] . . | 39,062 | 23,438 | | 28.00 | 6/17/31 | | | | |
| Margo Heath-Chiozzi, M.D[1] . . | 73,500 | 10,500 | | 10.38 | 6/18/30 | | | | |
| Margo Heath-Chiozzi, M.D . . . | 41,800 | — | | 2.78 | 6/19/29 | | | | |
| Margo Heath-Chiozzi, M.D . . . | 8,332 | — | | 9.02 | 6/13/28 | | | | |
| Margo Heath-Chiozzi, M.D . . . | 5,000 | — | | 45.15 | 10/3/27 | | | | |
| Sam Martin[1] . . . . . . . . . . . | — | 80,000 | | 36.87 | 6/15/33 | | | | |
| Sam Martin[1] . . . . . . . . . . . | 31,875 | 53,125 | | 22.48 | 6/16/32 | | | | |
| Sam Martin[1] . . . . . . . . . . . | 53,125 | 31,875 | | 28.00 | 6/17/31 | | | | |
| Sam Martin[1] . . . . . . . . . . . | 92,400 | 13,200 | | 10.38 | 6/18/30 | | | | |
| Sam Martin . . . . . . . . . . . | 10,750 | — | | 2.78 | 6/19/29 | | | | |
| Sam Martin . . . . . . . . . . . | 3,201 | — | | 9.02 | 6/13/28 | | | | |
| Sam Martin . . . . . . . . . . . | 4,332 | — | | 34.80 | 6/15/27 | | | | |
| Sam Martin . . . . . . . . . . . | 1,399 | — | | 70.80 | 6/8/26 | | | | |
| Sam Martin . . . . . . . . . . . | 1,399 | — | | 381.15 | 6/10/25 | | | | |
| Sam Martin . . . . . . . . . . . | 799 | — | | 201.75 | 6/4/24 | | | | |
| Diane Young, M.D[1] . . . . . . . | — | 80,000 | | 36.87 | 6/15/33 | | | | |
| Diane Young, M.D[1] . . . . . . . | 28,500 | 47,500 | | 22.48 | 6/16/32 | | | | |
| Diane Young, M.D[1] . . . . . . . | 45,000 | 27,000 | | 28.00 | 6/17/31 | | | | |
| Diane Young, M.D[1] . . . . . . . | 39,400 | 9,000 | | 10.38 | 6/18/30 | | | | |
| Diane Young, M.D . . . . . . . . | 15,000 | — | | 2.71 | 7/8/29 | | | | |

(1) 25% of the options vest on the first anniversary of the grant date and the remainder vest quarterly (in equal amounts) over the subsequent 12 quarters.

### Option Exercises and Stock Vested

The following table sets forth certain information regarding the number of option exercises in fiscal 2023 and the number of shares of stock issued under the 2021 Incentive Plan and 2008 Plan that vested in fiscal 2023 and the corresponding amounts realized by our Named Executive Officers.

| Name | Option Awards | | Stock Awards | |
| --- | --- | --- | --- | --- |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)[1] | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| Anthony S. Marucci . . . . . . . . . . . . . . . . . | — | — | — | — |
| Tibor Keler, Ph.D. . . . . . . . . . . . . . . . . | — | — | — | — |
| Margo Heath-Chiozzi, M.D . . . . . . . . . . . | — | — | — | — |
| Sam Martin . . . . . . . . . . . . . . . . . . . . . | — | — | — | — |
| Diane Young, M.D. . . . . . . . . . . . . . . . . | — | — | — | — |

_____

(1) Value realized on exercise represents difference between sale price and exercise price for shares sold or difference between closing price on day of exercise and exercise price for shares held and not sold.

## Employment Agreements

The terms and conditions of the employment agreements of Mr. Marucci, Dr. Keler, Dr. Heath-Chiozzi, Mr. Martin and Dr. Young are governed by written employment contracts which became effective on July 1, 2021. The employment agreements provide, among other things, for:

- current annual base salary ($736,470 in the case of Mr. Marucci, $520,573 in the case of Dr. Keler, $449,569 in the case of Dr. Heath-Chiozzi, $457,240 in the case of Mr. Martin and $471,615 in the case of Dr. Young) or such greater amount as may from time to time be determined by the Board of Directors or the Compensation and Organization Development Committee thereof;

- eligibility for an annual bonus with a current bonus target (60% of base salary in the case of Mr. Marucci, 45% of base salary in the case of Dr. Keler and 40% of base salary in the case of Dr. Heath-Chiozzi, Mr. Martin and Dr. Young);

- a lump sum severance payment equal to 100% (200% in the case of Mr. Marucci only) of the executive's then-existing annual base salary in the event that the executive's employment is terminated without cause or the executive resigns "for good reason" (as defined in the employment agreement) and 25% accelerated vesting of any unvested equity awards (in the case of Mr. Marucci and Dr. Keler); and

- accelerated vesting of any unvested equity awards (as defined in the employment agreement) and a lump sum cash payment equal to twenty-four (24) times the executive's highest monthly base compensation (not including bonus) during the twenty-four month period preceding the date of termination plus 150% (200% in the case of Mr. Marucci only) of the highest one-year annual bonus actually received by the executive during the two full fiscal years preceding the date of termination in the event of termination without cause or resignation "for good reason" by the executive within one year immediately following a change in control (as defined in the employment agreement).

The employment agreements had an initial term through December 31, 2021 and shall automatically renew for additional one year terms unless either party gives ninety (90) days prior written notice of its intent not to renew. The Company may terminate the employment agreements without cause, on 90-days' prior notice, or for cause, subject to a 30-day cure period in certain circumstances.

## Pension Benefits

None of our Named Executive Officers participate in qualified or nonqualified defined benefit plans sponsored by us.

## Nonqualified Deferred Compensation

None of our Named Executive Officers are covered by a defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

**Potential Payments Upon Termination of Employment or Change in Control**

Our Named Executive Officers have provisions in their employment agreements regarding severance upon certain termination events or acceleration of stock options in the event of our change of control or termination following a change of control. These severance and acceleration provisions are described in "Employment Agreements," and certain estimates of these change of control benefits are provided in the tables below.

The following table describes the potential payments and benefits upon employment termination for our Named Executive Officers as if their employment had terminated as of December 31, 2023.

| Executive benefits and payments upon termination | Voluntary resignation for no good reason | Voluntary resignation for good reason[1] | Termination by Celldex without cause[1] | Termination by Celldex for cause | Voluntary termination by the executive for good reason or termination by Celldex without cause in connection with or following change of control[2] |
|---|---|---|---|---|---|
| **Anthony S. Marucci** | | | | | |
| Base Salary | $ — | $1,472,940 | $1,472,940 | $ — | $1,472,940 |
| Bonus | — | — | — | — | 1,060,000 |
| Equity Awards Acceleration[3] | — | 1,314,504 | 1,314,504 | — | 5,258,015 |
| Continuation of Health Benefits | — | 47,052 | 47,052 | — | 47,052 |
| Total | $ — | $2,834,496 | $2,834,496 | $ — | $7,838,007 |
| **Tibor Keler, Ph.D.** | | | | | |
| Base Salary | $ — | $ 520,573 | $ 520,573 | $ — | $1,041,146 |
| Bonus | — | — | — | — | 436,500 |
| Equity Awards Acceleration[3] | — | 506,743 | 506,743 | — | 2,026,971 |
| Continuation of Health Benefits | — | 34,632 | 34,632 | — | 34,632 |
| Total | $ — | $1,061,948 | $1,061,948 | $ — | $3,539,249 |
| **Margo Heath-Chiozzi, M.D** | | | | | |
| Base Salary | $ — | $ 449,569 | $ 449,569 | $ — | $ 899,138 |
| Bonus | — | — | — | — | 326,250 |
| Equity Awards Acceleration[3] | — | — | — | — | 1,630,715 |
| Continuation of Health Benefits | — | 34,632 | 34,632 | — | 34,632 |
| Total | $ — | $ 484,201 | $ 484,201 | $ — | $2,890,735 |
| **Sam Martin** | | | | | |
| Base Salary | $ — | $ 457,240 | $ 457,240 | $ — | $ 914,480 |
| Bonus | — | — | — | — | 329,213 |
| Equity Awards Acceleration[3] | — | — | — | — | 1,894,047 |
| Continuation of Health Benefits | — | 47,052 | 47,052 | — | 47,052 |
| Total | $ — | $ 504,292 | $ 504,292 | $ — | $3,184,792 |
| **Diane Young, M.D.** | | | | | |
| Base Salary | $ — | $ 471,615 | $ 471,615 | $ — | $ 943,230 |
| Bonus | — | — | — | — | 342,000 |
| Equity Awards Acceleration[3] | — | — | — | — | 1,617,590 |
| Continuation of Health Benefits | — | 15,822 | 15,822 | — | 15,822 |
| Total | $ — | $ 487,437 | $ 487,437 | $ — | $2,918,642 |

(1)   Upon termination without cause or resignation for good reason, the employee is generally entitled to a lump sum payment equal to 100% (200% in the case of Mr. Marucci only) of the employee's then annual base salary, continuation of certain employee benefits and 25% accelerated vesting of any unvested equity awards (in the case of Mr. Marucci and Dr. Keler).

(2)   The employee is generally entitled to accelerated vesting of any unvested equity awards (as defined in the employment agreement) and a lump sum cash payment equal to twenty-four (24) times the executive's highest monthly base compensation (not including bonus) during the twenty-four month period preceding the date of termination plus 150% (200% in the case of Mr. Marucci only) of the highest one-year annual bonus actually received by the executive during the two full fiscal years preceding the date of termination in the event of termination without cause or resignation "for good reason" by the executive within one year immediately following a change in control (as defined in the employment agreement).

(3)   The exercise price of each unvested option outstanding was greater than $39.66 per share (the closing price on the last trading day of our 2023 fiscal year).

### Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2023 regarding shares of our common stock that may be issued under our existing equity compensation plans, including our 2021 Incentive Plan, our 2008 Plan and our 2004 Plan.

| Plan Category | (a)<br>Number of securities to be issued upon exercise of outstanding options and rights[1] | (b)<br>Weighted-average exercise price of outstanding options and rights | (c)<br>Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders[2] . . . . . . . . . . . . . | 6,378,924[3] | $29.69 | 1,177,006[4] |

(1)   Does not include any Restricted Stock as such shares are already reflected in our outstanding shares.

(2)   Consists of the 2021 Incentive Plan, 2008 Plan and the 2004 Plan.

(3)   Does not include purchase rights accruing under the 2004 Plan because the purchase price (and therefore the number of shares to be purchased) will not be determined until the end of the purchase period.

(4)   Includes shares available for future issuance under the 2021 Incentive Plan and the 2004 Plan as of December 31, 2023, of which 1,013,503 shares are available for grants in the form of restricted stock, deferred stock, performance shares or unrestricted stock under the 2021 Incentive Plan.

### CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to disclose the ratio of our median employee's annual total compensation to the annual total compensation of our principal Executive Officer.

The purpose of this disclosure is to provide a measure of the equitability of pay within our company. We believe our compensation philosophy and process yield an equitable result for all of our employees. During fiscal 2023, the principal Executive Officer of Celldex was our Chief Executive Officer, Anthony S. Marucci. For 2023, the annual total compensation, using the same methodology we use for our Named Executive Officers as set forth in the summary compensation table, for Mr. Marucci was $8,361,844, and for our median employee was $231,492, resulting in an estimated pay ratio of 36 to 1.

In accordance with Item 402(u) of Regulation S-K, we identified the median employee by (i) determining our employee population as of December 31, 2021 (including all full-time, part-time, salaried, hourly, and seasonal employees, but excluding Mr. Marucci), (ii) calculating the total compensation for each employee for fiscal 2021 by aggregating (A) annual base salary for salaried employees (or hourly rate multiplied by expected annual work schedule, for hourly employees), (B) the bonus for 2021, and (C) the estimated accounting value of any equity awards granted during 2021, and (iii) ranking this compensation measure for our employees from lowest to highest. We do not believe that there has been any change in our employee population or employee compensation arrangements for fiscal 2023 that would result in a significant change to our pay ratio disclosure. As such, and as permitted by Item 402(u) of Regulation S-K, we are using the same median employee for our pay ratio disclosure that we identified for our pay ratio disclosure for fiscal 2021.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our internal records and the methodology described above. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

## Pay Versus Performance Table

In accordance with rules adopted by the SEC pursuant to the Dodd-Frank Act, below is disclosure regarding executive compensation for our principal Executive Officer ("PEO," also known as our CEO), and other NEOs and company financial performance for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown. Pursuant to SEC rules, the information in this "*Pay Versus Performance*" section shall not be deemed to be incorporated by reference into any Celldex filing under the Securities Act or Exchange Act, unless expressly incorporated by specific reference in such filing.

| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) | (i) |
|---|---|---|---|---|---|---|---|---|
| Fiscal year ended December 31, | Summary Compensation Table Total for PEO | Compensation Actually Paid to PEO[2] | Average Summary Compensation Table Total for Non-PEO NEOs[1] | Average Compensation Actually Paid to Non-PEO NEOs[2] | Value of Initial Fixed $100 Investment Based on Total Shareholder Return | Value of Initial Fixed $100 Investment Based on Peer Group Total Shareholder Return[3] | Net Loss (in thousands) | Year-end cash & investment balance (in thousands)[4] |
| 2023 . . . . . | $8,361,844 | $ 3,737,921 | $3,067,602 | $1,456,996 | $1,778 | $159 | $(141,429) | $423,598 |
| 2022 . . . . . | $5,401,283 | $10,096,324 | $2,055,757 | $3,596,459 | $1,999 | $153 | $(112,325) | $304,952 |
| 2021 . . . . . | $6,045,894 | $13,902,770 | $2,390,179 | $5,115,872 | $1,733 | $137 | $ (70,511) | $408,250 |
| 2020 . . . . . | $3,006,668 | $ 6,390,027 | $1,322,858 | $2,705,672 | $ 786 | $111 | $ (59,780) | $194,422 |

(1) As reflected elsewhere herein, our Non-PEO NEOs for 2022 and 2023 were Tibor Keler, Ph.D., Sam Martin, Margo-Heath Chiozzi, M.D. and Diane C. Young, M.D. Our Non-PEO NEOs for 2021 were Tibor Keler, Ph.D., Freddy Jimenez, Sam Martin and Diane C. Young, M.D. Our Non-PEO NEOs for 2020 were Tibor Keler, Ph.D., Elizabeth Crowley, Margo-Heath Chiozzi, M.D. and Sam Martin.

(2) The following table outlines the adjustments made to the compensation earned by the Company's PEO and other NEOs, as presented in the Summary Compensation Table, to derive the compensation actually paid to the Company's PEO and other NEOs.

| | | | Adjustments | | |
|---|---|---|---|---|---|
| | Summary Compensation Table Total | Less: Grant Date Fair Value of Option Awards Granted during the Fiscal Year[a] | Add: Year-End Fair Value of Outstanding and Unvested Option Awards Granted during the Fiscal Year[b] | Adjust for Change in Fair Value of Outstanding and Unvested Option Awards Granted in Prior Fiscal Years[b] | Adjust for Change in Fair Value of Option Awards Granted in Prior Fiscal Years that Vested During the Fiscal Year[b] | Compensation Actually Paid |
| **PEO** | | | | | | |
| 2023 . . . . . . . . . . . . . . | $8,361,844 | (7,092,975) | 7,152,250 | (2,343,805) | (2,339,393) | $ 3,737,921 |
| 2022 . . . . . . . . . . . . . . | $5,401,283 | (4,262,250) | 9,362,250 | 1,051,936 | (1,456,895) | $10,096,324 |
| 2021 . . . . . . . . . . . . . . | $6,045,894 | (4,868,797) | 6,697,600 | 3,863,005 | 2,165,068 | $13,902,770 |
| 2020 . . . . . . . . . . . . . . | $3,006,668 | (1,950,788) | 3,516,240 | 1,261,828 | 556,079 | $ 6,390,027 |
| **Average Non-PEO NEOs** | | | | | | |
| 2023 . . . . . . . . . . . . . . | $3,067,602 | (2,354,868) | 2,374,547 | (796,800) | (833,485) | $ 1,456,996 |
| 2022 . . . . . . . . . . . . . . | $2,055,757 | (1,402,280) | 3,080,180 | 394,595 | (531,793) | $ 3,596,459 |
| 2021 . . . . . . . . . . . . . . | $2,390,179 | (1,744,290) | 2,399,475 | 1,365,289 | 705,219 | $ 5,115,872 |
| 2020 . . . . . . . . . . . . . . | $1,322,858 | (759,613) | 1,369,181 | 536,806 | 236,440 | $ 2,705,672 |

(a) Amounts reflect the aggregate grant-date fair value reported in the "Option Awards" column in the Summary Compensation Table for the applicable year.

(b) Fair values as of each measurement date were determined using valuation assumptions and methodologies in accordance with Accounting Standards Codification (ASC) Topic 718.

(3) The Peer Group TSR set forth in this table utilizes the NASDAQ Pharmaceutical (Subsector) Index (assuming reinvestment of all dividends), which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K, included in our Annual Report on Form 10-K for the year ended December 31, 2023. The comparison assumes $100 was invested for the period starting December 31, 2019, through the end of the listed year in our company and in the NASDAQ Pharmaceutical (Subsector) Index, respectively, and assumes reinvestment of all dividends. Historical stock performance is not indicative of future stock performance.

(4) Our Company Selected Measure is calculated as follows: Year-end cash and investment balance (in thousands), which is calculated by adding the cash, cash equivalents and marketable securities from our consolidated balance sheet. Identifying a Company Selected Measure is a matter of opinion. Other companies, including our peer companies, may utilize different measures as a basis for compensation or may utilize similar measures that are calculated in a manner that is different from the manner in which we calculate that measure. We may change the Company Selected Measure from year to year, depending upon a number of factors relating to our business.

*Relationship between Compensation Actually Paid and TSR*

The graph below illustrates the relationship between compensation actually paid to the Company's PEO and other NEOs, our total shareholder return and that of the NASDAQ Pharmaceutical (Subsector) Index.



*Relationship between Compensation Actually Paid and Net Loss*

The graph below illustrates the relationship between compensation actually paid to the Company's PEO and other NEOs and the Company's net loss.



*Relationship between Compensation Actually Paid and Year-End Cash & Investment Balance*

The graph below illustrates the relationship between compensation actually paid to the Company's PEO and other NEOs and the Company's year-end cash and investment balance.



# Director Compensation

Effective June 2022, Directors who are not our employees are each entitled to receive a retainer fee of $43,200 each fiscal year ("Annual Retainer"). The Chair of the Board is entitled to receive an annual retainer fee of $35,000 in addition to his or her Annual Retainer and any retainer for committee service. The Chairperson of the Audit Committee, Compensation and Organization Development Committee and Nominating and Corporate Governance Committee of the Board of Directors is entitled to receive an annual retainer fee of $20,000, $15,000 and $10,000, respectively, in addition to his or her Annual Retainer. Each committee member of the Audit Committee, Compensation and Organization Development Committee and Nominating and Corporate Governance Committee (other than the Chairperson of a committee) will receive an annual retainer of $10,000, $7,500 and $5,000, respectively, in addition to his or her Annual Retainer. Stipends and retainers are paid in advance on a quarterly basis. The Directors shall be reimbursed for necessary travel and business expenses as incurred but will not receive any additional fees for attending meetings or calls of the Board of Directors.

Effective June 2022, Directors who are not our employees are each entitled to receive the lesser of 13,600 options or the number of options subject to the existing Director annual compensation limit of $400,000 and, for new directors, the lesser of 27,200 options or the number of options subject to the existing Director compensation limit of $600,000. In June 2023, all non-employee directors received an annual stock option grant to purchase 11,300 shares of the Company's common stock following the 2023 Annual Meeting of Stockholders except Dr. Jain because she was just below the Director compensation limit of $600,000. In February 2023, when Dr. Jain joined the Board, she received a stock option grant to purchase 17,100 shares of the Company's common stock.

The following table summarizes the annual compensation for our non-employee directors during 2023.

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($) | Option Awards ($)[1] | Non-Equity Incentive Plan Compensation ($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Karen L. Shoos | 65,167 | — | 320,602 | — | — | — | 385,769 |
| Keith L. Brownlie | 52,667 | — | 320,602 | — | — | — | 373,269 |
| Cheryl L. Cohen | 46,417 | — | 320,602 | — | — | — | 367,019 |
| Herbert J. Conrad | 44,333 | — | 320,602 | — | — | — | 364,935 |
| Rita I. Jain, M.D.[2] | 41,455 | — | 558,045 | — | — | — | 599,500 |
| James J. Marino | 56,833 | — | 320,602 | — | — | — | 377,435 |
| Garry A. Neil, M.D. | 45,620 | — | 320,602 | — | — | — | 366,222 |
| Harry H. Penner, Jr. | 50,583 | — | 320,602 | — | — | — | 371,185 |

(1) The amounts in the Option Awards column reflect the grant date fair value in accordance with U.S. GAAP of stock option awards made in 2023 to each of our non-employee directors for awards pursuant to the 2021 Incentive Plan subject to a vesting schedule whereby an equal number of the shares of common stock shall become vested and no longer be subject to risk of forfeiture (so long as the director remains a member of the Board as of such date). As of December 31, 2023, our non-employee directors had the following stock options outstanding: Karen L. Shoos — 59,685, Keith L. Brownlie — 58,399, Cheryl L. Cohen — 38,500, Herbert J. Conrad — 59,685, Rita, I. Jain, M.D. — 17,100, James J. Marino — 58,399, Garry A. Neil, M.D. — 38,500, and Harry H. Penner, Jr. — 59,685. For a discussion regarding the valuation of our stock option awards for financial statement reporting purposes, please refer to Note 2 in the Notes to the Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2023. These amounts do not represent the actual amounts paid to the directors or the actual value that may be realized by the directors upon exercise of such stock options.

(2) Dr. Jain joined our Board of Directors in February 2023.

## Compensation and Organization Development Committee Interlocks and Insider Participation

The Compensation and Organization Development Committee of the Board of Directors is currently composed of the following three non-employee directors: James J. Marino, Chair, Cheryl L. Cohen and Harry H. Penner, Jr. None of these Compensation and Organization Development Committee members was an officer or employee of us during the year. No Compensation and Organization Development Committee interlocks between us and another entity existed.

## Risk Considerations

We do not believe that our compensation practices and policies for our employees, including our Executive Officers, create risks or are likely to create risks that are reasonably likely to have a material adverse effect on our results of operations or financial condition. The Compensation and Organization Development Committee considered our strategic goals and operational practices and evaluated our incentive program design to assess whether these programs foster a business environment that might drive inappropriate decision-making or behavior. We are a biopharmaceutical company that is generating a pipeline of drug candidates to treat diseases for which available treatments are inadequate and do not yet generate earnings. While a significant portion of our executives' compensation is performance-based, we believe several features of our program mitigate inappropriate or excessive risk-taking that could harm shareholder value: we set performance goals that we believe are reasonable and set targets with payouts at multiple levels of performance, rather than an "all or nothing" approach. As discussed above in our Compensation Discussion and Analysis section, we use a mix of performance goals in our annual and long-term incentive programs to align incentive compensation with a broad set of measures important to the creation of shareholder value.

## Stock Ownership Policy — Non-Employee Directors

In March 2021, our Board adopted stock ownership guidelines applicable to our non-employee directors based on its belief that stock ownership would further align their interests with the long-term interests of our stockholders. The minimum stock ownership requirement for non-employee directors is three times the Annual Retainer. Non-employee directors are required to achieve this level of stock ownership by January 1, 2026 (the fifth measurement date following the adoption of the plan), and any non-employee directors appointed or elected after March 2021 are required to achieve this level of stock ownership by the fifth measurement date from his or her respective date of appointment or election. Measurement dates are January 1 of each year. We assess compliance with these stock ownership guidelines on an annual basis. At January 1, 2024, each of our non-employee directors had achieved their required stock ownership except for Ms. Cohen and Dr. Neil who have until January 2027 to meet the requirement and Dr. Jain who has until January 2028 to meet the requirement.

# REPORT OF THE AUDIT COMMITTEE[2]*

The undersigned members of the Audit Committee of the Board of Directors of Celldex submit this report in connection with the committee's review of the financial reports for the fiscal year ended December 31, 2023 as follows:

1. The Audit Committee has reviewed and discussed with management the audited financial statements for Celldex for the fiscal year ended December 31, 2023.

2. The Audit Committee has discussed with representatives of PricewaterhouseCoopers LLP the matters which are required to be discussed with them under the provisions of Auditing Standard No. 61, as amended, *Communications with Audit Committees*. That Auditing Standard requires the auditors to ensure that the Audit Committee received information regarding the scope and results of the audit.

3. The Audit Committee has discussed with PricewaterhouseCoopers LLP, the independent registered public accounting firm, the auditors' independence from management and Celldex including the matters in the written disclosures and the letter from the independent auditors required by PCAOB Rule 3526.

In addition, the Audit Committee considered whether the provision of tax or other non-audit services by PricewaterhouseCoopers LLP is compatible with maintaining its independence. In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors has approved) that the audited financial statements be included in Celldex's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 for filing with the Securities and Exchange Commission.

Audit Committee:
Keith L. Brownlie, Chair
James J. Marino, J.D.
Harry H. Penner, Jr., J.D., L.L.M.

---

\* The foregoing report of the Audit Committee is not to be deemed "soliciting material" or deemed to be "filed" with the Securities and Exchange Commission (irrespective of any general incorporation language in any document filed with the Securities and Exchange Commission) or subject to Regulation 14A of the Securities Exchange Act of 1934, as amended, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent we specifically incorporate it by reference into a document filed with the Securities and Exchange Commission.

**Security Ownership of Certain Beneficial Owners and Management**

The following table sets forth certain information as of April 5, 2024 with respect to the beneficial ownership of common stock of the Company by the following: (i) each of the Company's current directors; (ii) each of the Named Executive Officers; (iii) the current Executive Officers; (iv) all of the Executive Officers and directors as a group; and (v) each person known by the Company to own beneficially more than five percent (5%) of the outstanding shares of the Company's common stock.

For purposes of the following table, beneficial ownership is determined in accordance with the applicable SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as otherwise noted in the footnotes to the table, we believe that each person or entity named in the table has sole voting and investment power with respect to all shares of the Company's common stock shown as beneficially owned by that person or entity (or shares such power with his or her spouse). Under the SEC's rules, shares of the Company's common stock issuable under options that are exercisable on or within 60 days after April 5, 2024 ("Presently Exercisable Options") are deemed outstanding and therefore included in the number of shares reported as beneficially owned by a person or entity named in the table and are used to compute the percentage of the common stock beneficially owned by that person or entity. These shares are not, however, deemed outstanding for computing the percentage of the common stock beneficially owned by any other person or entity.

The percentage of the common stock beneficially owned by each person or entity named in the following table is based on 65,910,548 shares of common stock outstanding as of April 5, 2024 plus any shares issuable upon exercise of Presently Exercisable Options held by such person or entity.

| Name and Business Address of Beneficial Owners* | Amount and Nature of Beneficial Ownership[1] | Percentage of Common Stock[2] |
|---|---|---|
| *5% Holders* | | |
| FMR LLC ...................................<br>245 Summer Street<br>Boston, Massachusetts 02210 | 7,050,409[3] | 10.7% |
| Wellington Management Group LLP .....................<br>280 Congress Street<br>Boston, Massachusetts 02210 | 6,476,561[4] | 9.8% |
| BlackRock Inc. ................................<br>50 Hudson Yards<br>New York, NY 10001 | 3,675,692[5] | 5.6% |
| Eventide Asset Management, LLC. ....................<br>One International Place, Suite 4210<br>Boston, MA 02110 | 3,630,013[6] | 5.5% |
| RTW Investments, LP ...........................<br>40 10th Avenue, Floor 7<br>7th Floor New York, NY 10014 | 3,463,201[7] | 5.3% |
| *Director Nominees and Named Executive Officers* | | |
| Keith L. Brownlie ..............................  | 47,765[8] | ** |
| Cheryl L. Cohen .............................. | 9,067[9] | ** |
| Herbert J. Conrad .............................. | 50,815[10] | ** |
| Margo Heath-Chiozzi, M.D. .......................  | 222,631[11] | ** |
| Rita I. Jain, M.D. ............................. | 5,700[12] | ** |
| Tibor Keler, Ph.D. ............................. | 309,484[13] | ** |
| James J. Marino .............................. | 59,803[14] | ** |
| Sam Martin .................................  | 240,083[15] | ** |
| Anthony S. Marucci .............................. | 655,273[16] | 1.0% |

| Name and Business Address of Beneficial Owners* | Amount and Nature of Beneficial Ownership[1] | Percentage of Common Stock[2] |
|---|---|---|
| Garry A. Neil, M.D. | 9,067[17] | ** |
| Harry H. Penner, Jr. | 51,042[18] | ** |
| Karen L. Shoos | 51,037[19] | ** |
| Diane C. Young, M.D. | 188,765[20] | ** |
| *All Director Nominees and Executive Officers as a group (18 persons)* | 2,628,413[21] | 3.8% |

---

\* Unless otherwise indicated, the address is c/o Celldex Therapeutics, Inc., Perryville III Building, 53 Frontage Road, Suite 220, Hampton, NJ 08827.

\*\* Less than 1%.

(1) Unless otherwise indicated, the persons shown have sole voting and investment power over the shares listed.

(2) Common stock includes all outstanding common stock plus, as required for the purpose of determining beneficial ownership (in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended), all common stock subject to any right of acquisition, through exercise or conversion of any security, within 60 days of April 5, 2024.

(3) Based solely on information set forth in a Schedule 13G filed with the SEC by FMR LLC on February 9, 2024.

(4) Based solely on information set forth in a Schedule 13G filed with the SEC by Wellington Management Group LLP on February 8, 2024.

(5) Based solely on information set forth in a Schedule 13G filed with the SEC by BlackRock Inc. on January 26, 2024.

(6) Based solely on information set forth in a Schedule 13G filed with the SEC by Eventide Asset Management, LLC on February 14, 2024.

(7) Based solely on information set forth in a Schedule 13G filed with the SEC by RTW Investments, LP on February 14, 2024.

(8) Includes 47,099 shares of common stock underlying options which are or may be exercisable as of April 5, 2024 or 60 days after such date.

(9) Includes 9,067 shares of common stock underlying options which are or may be exercisable as of April 5, 2024 or 60 days after such date.

(10) Includes 48,252 shares of common stock underlying options which are or may be exercisable as of April 5, 2024 or 60 days after such date.

(11) Includes 210,537 shares of common stock underlying options which are or may be exercisable as of April 5, 2024 or 60 days after such date.

(12) Includes 5,700 shares of common stock underlying options which are or may be exercisable as of April 5, 2024 or 60 days after such date.

(13) Includes 302,127 shares of common stock underlying options which are or may be exercisable as of April 5, 2024 or 60 days after such date.

(14) Includes 47,099 shares of common stock underlying options which are or may be exercisable as of April 5, 2024 or 60 days after such date.

(15) Includes 204,955 shares of common stock underlying options which are or may be exercisable as of April 5, 2024 or 60 days after such date.

(16) Includes 626,723 shares of common stock underlying options which are or may be exercisable as of April 5, 2024 or 60 days after such date.

(17) Includes 9,067 shares of common stock underlying options which are or may be exercisable as of April 5, 2024 or 60 days after such date.

(18) Includes 48,252 shares of common stock underlying options which are or may be exercisable as of April 5, 2024 or 60 days after such date.

(19) Includes 48,252 shares of common stock underlying options which are or may be exercisable as of April 5, 2024 or 60 days after such date.

(20) Includes 141,650 shares of common stock underlying options which are or may be exercisable as of April 5, 2024 or 60 days after such date.

(21) Please refer to footnotes 8 – 20. Includes for Executive Officers not named in the table, 33,037 shares of common stock and 694,844 shares of common stock underlying options which are or may be exercisable as of April 5, 2024 or 60 days after such date.

**Transactions with Related Persons**

It is our policy that all employees and directors, as well as their family members, must avoid any activity that is or has the appearance of conflicting with Celldex's business interest. This policy is included in our Code of Business Conduct and Ethics. All directors and officers of Celldex complete a directors and officers questionnaire at the beginning of each year, in which they are asked to disclose family relationships and other related party transactions. Our Audit Committee must review and approve all related party transactions, as defined in Item 404 of Regulation S-K. Our Audit Committee's procedures for reviewing related party transactions are not in writing. Other than compensation arrangements for our Named Executive Officers and directors, which are described in the section entitled "Executive Compensation," since January 1, 2023, there have been no transactions or series of similar transactions to which we were a party or will be a party, in which:

- the amounts involved exceeded or will exceed $120,000; and

- any of our directors, Executive Officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

**THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE
"FOR" THE ELECTION OF THE DIRECTOR NOMINEES.**

## PROPOSAL 2: RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2024
### (Proposal No. 2)

The Audit Committee has reappointed PricewaterhouseCoopers LLP as our independent registered public accounting firm to audit the financial statements of the Company for the fiscal year ending December 31, 2024 and has further directed that management submit their selection of independent registered public accounting firm for ratification by our stockholders at the Annual Meeting of Stockholders. A representative of PricewaterhouseCoopers LLP is expected to attend the Annual Meeting and will have an opportunity to make a statement, if he or she desires, and will be available to respond to appropriate questions. Neither the accounting firm nor any of its members have any direct or indirect financial interest in or any connection with us in any capacity other than as public registered accounting firm.

### Principal Accountant Fees and Services

The following table summarizes the fees for professional services rendered by PricewaterhouseCoopers LLP, our independent registered public accounting firm, for each of the last two fiscal years:

| Fee Category | 2023 | 2022 |
|---|---|---|
| | (In thousands) | |
| Audit Fees | $818 | $737 |
| Audit-Related Fees | — | — |
| Tax Fees | — | — |
| All Other Fees | 4 | 3 |
| Total Fees | $822 | $740 |

### Audit Fees

Represents fees, including out of pocket expenses, for professional services provided in connection with the audit of our annual audited financial statements, the review of our quarterly financial statements included in our Forms 10-Q, accounting consultations or advice on accounting matters necessary for the rendering of an opinion on our financial statements, services provided in connection with the offerings of our common stock and audit services provided in connection with other statutory or regulatory filings.

### All Other Fees

All other fees consist of fees relating to an accounting research tool and disclosures database.

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent auditors. The Audit Committee has established a policy regarding pre-approval of all auditing services and the terms thereof and non-audit services (other than non-audit services prohibited under Section 10A(g) of the Exchange Act or the applicable rules of the SEC or the Public Company Accounting Oversight Board) to be provided to Celldex by the independent auditor. However, the pre-approval requirement may be waived with respect to the provision of non-audit services for Celldex if the "de minimis" provisions of Section 10A(i)(1)(B) of the Exchange Act are satisfied.

The Audit Committee has considered whether the provision of Audit-Related Fees, Tax Fees, and All Other Fees as described above is compatible with maintaining PricewaterhouseCoopers LLP's independence and has determined that such services for fiscal years 2023 and 2022 were compatible. All such services were approved by the Audit Committee pursuant to Rule 2-01 of Regulation S-X under the Exchange Act to the extent that rule was applicable.

The Audit Committee is responsible for reviewing and discussing the audited financial statements with management, discussing with the independent registered public accountants the matters required in Auditing Standards No. 1301, receiving written disclosures from the independent registered public accountants required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accountants' communications with the Audit Committee concerning independence and discussing with the independent registered public accountants their independence, and recommending to the Board of Directors that the audit financial statements be included in our annual report on Form 10-K.

**THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.**

**PROPOSAL 3: APPROVAL OF AN AMENDMENT TO THE CELLDEX THERAPEUTICS, INC. 2021 OMNIBUS EQUITY INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE UNDER THE PLAN BY 3,200,000, FROM 4,300,000 PLUS THE UNUSED SHARES OF COMMON STOCK RESERVED UNDER THE 2008 STOCK OPTION AND INCENTIVE PLAN, AS AMENDED AND RESTATED, TO 7,500,000 PLUS THE UNUSED SHARES OF COMMON STOCK RESERVED UNDER THE 2008 INCENTIVE PLAN AND TO INCREASE THE NON-EMPLOYEE DIRECTOR AWARD LIMITATION**
**(Proposal No. 3)**

### General

The primary purpose of the 2021 Incentive Plan is to provide a means whereby eligible employees, officers, non-employee directors and other individual service providers develop a sense of proprietorship and personal involvement in the development and financial success of the Company and to encourage them to devote their best efforts to the business of the Company, thereby advancing the interests of the Company and its stockholders. The Company, by means of the 2021 Incentive Plan, seeks to retain the services of such eligible persons and to provide incentives for such persons to exert maximum efforts for the success of the Company and its subsidiaries.

Our Board believes that the granting of stock options, restricted stock awards and other kinds of equity-based compensation promotes continuity of management and increases incentive and personal interest in the welfare of our Company and alignment with shareholders by those who are primarily responsible for shaping and carrying out our long-range plans and securing our growth and financial success. On April 12, 2024, our Board approved an amendment to increase in the number of shares available for issuance thereunder by 3,200,000 shares, and directed that the amendment be submitted to the shareholders for approval at the Annual Meeting. The amendment also will increase the per calendar year limitation on non-employee director compensation under the 2021 Incentive Plan such that no non-employee director of the Board may receive awards in any calendar year exceeding $750,000 (inclusive of any cash awards outside of the 2021 Incentive Plan). However, in the case of a new non-employee director of the Board, such amount is increased to $1,200,000 for the initial year of services. Prior to the proposed amendment, no non-employee director of the Board may receive awards in any calendar year exceeding $400,000 (inclusive of any cash awards outside of the 2021 Incentive Plan), or, in the case of a new non-employee director of the Board, such amount is increased to $600,000 for the initial year of services. A copy of the amendment is attached as Annex A.

Our Board believes the increase in the number of shares available for issuance under the plan is needed in order to make awards to expected new hires as a result of the Company moving into phase 3 and planning for commercialization.

We believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial and marketing personnel. The life sciences industry is highly competitive, and our results are largely attributable to the talents, expertise, efforts and dedication of our employees. Our compensation program, including the granting of equity compensation, is an important component in attracting and recruiting new employees as well as retaining our most experienced and skilled employees.

Equity compensation is also fundamental to our compensation philosophy of paying for performance and aligning the interests of employees with those of our stockholders. We believe that equity awards, and the potential they hold for appreciation through an increase in our stock price, support our pay-for-performance philosophy, provide further incentive to our employees to focus on creating long-term stockholder value and create an ownership culture that links employees' interests with those of our stockholders and our long-term results, performance and financial condition.

Accordingly, it is the judgment of our Board of Directors that the approval of this Proposal 3 is in the best interests of our company and its stockholders.

If the Company's stockholders do not approve the amendment increasing the number of shares available for issuance under the Plan, the Company will continue to operate the Plan under its current provisions.

**Description of the 2021 Incentive Plan**

The following description of the material terms of the Plan is intended to be a summary only. This summary is qualified in its entirety by the full text of the Plan, which is incorporated herein by reference to Appendix A of the Company's Definitive Proxy Statement filed on April 27, 2021, as amended on June 15, 2023.

*Administration.* The 2021 Incentive Plan is administered by the Compensation Committee of our Board (the "Committee"). However, the entire Board may act in lieu of the Committee on any manner. The Committee has authority, in its discretion, to approve the persons to whom awards may be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of an award and to determine the specific terms and conditions of each award, subject to the provisions of the 2021 Incentive Plan. The Committee may also approve rules and regulations for the administration of the 2021 Incentive Plan and amendments or modifications of outstanding awards (except that (i) options and SARs cannot be repriced and (ii) options and SARs cannot be cancelled in exchange for cash or another awards, in each case, without shareholder approval). The Committee may delegate authority to the chief executive officer and/or other executive officers to grant awards to employees (other than themselves), subject to applicable law and the 2021 Incentive Plan. No awards may be made under the 2021 Incentive Plan on or after the ten (10)-year anniversary of the Effective Date, but the 2021 Incentive Plan will continue thereafter while previously granted awards remain outstanding.

*Eligibility.* Persons eligible to receive awards under the 2021 Incentive Plan are all employees, officers, directors, consultants, scientific advisors, other individual advisors and other individual service providers of our Company and our subsidiaries, who, in the opinion of the Committee, are in a position to contribute to the success and growth of the Company, or any person who is determined by the Committee to be a prospective employee, officer, director, consultant, scientific advisor, other individual advisor or other individual service provider of the Company or any subsidiary. As of March 31, 2024, the Company and its subsidiaries had a total of 166 employees, including nine officers and ten executive officers (who are not included in the number of officers) and eight non-employee directors. None of our subsidiaries has employees and none of the officers and directors of our subsidiaries are eligible for awards under the 2021 Incentive Plan other than those who are eligible as officers or directors of the Company. As of that date, we had approximately five consultants who we have historically granted options to, and no one in the categories of scientific advisors, other individual advisors or other individual service providers. As of March 31, 2024, no person is eligible to participate as a result of a determination by the Committee that that person is a prospective employee, officer, director, consultant, scientific advisor, other individual advisor or other individual service provider of the Company or any subsidiary. As awards under the 2021 Incentive Plan are within the discretion of the Committee, the Company cannot determine how many individuals in each of the categories described above will receive awards.

*Shares Subject to the 2021 Incentive Plan.* Prior to the proposed increase, an aggregate of (i) 4,300,000 shares of Common Stock plus (ii) such number of unused shares of Common Stock reserved under the 2008 Incentive Plan as of the Effective Date that were rolled into the 2021 Incentive Plan, (subsections (i) and (ii) together, the "Share Reserve"), of which approximately 1,011,071 shares remain available for issuance as of March 31, 2024. All such shares of Common Stock reserved for issuance under the 2021 Incentive Plan may, but need not, be issued in respect of ISOs. In addition, shares of our Common Stock that relate to any outstanding grants or awards under the 2008 Incentive Plan as of the Effective Date that are forfeited, cancelled or otherwise lapse in accordance with applicable plan terms shall be rolled into the 2021 Incentive Plan and added to the Share Reserve (but not issued in respect of ISOs).

If any option granted under the 2021 Incentive Plan terminates without having been exercised in full or if any award is forfeited or cancelled, the number of shares of Common Stock as to which such award was forfeited or withheld will be available for future grants under the 2021 Incentive Plan. However, any shares of Common Stock otherwise issuable that are withheld to satisfy the exercise price of a stock option, tax withholding obligations or repurchased by the Company with stock option proceeds, shall not revert to the 2021 Incentive Plan or be added back to the Share Reserve.

The number of shares of Common Stock authorized for issuance under the 2021 Incentive Plan and the foregoing share limitations are subject to customary adjustment for stock splits, stock dividends or similar transactions.

Equity-based awards under the 2021 Incentive Plan may vest no earlier than the first anniversary of the date of grant, with limited exceptions for substitute awards, shares of Common Stock delivered in lieu of fully vested cash awards, director awards vesting on the earlier of the one-year anniversary of grant or the next annual meeting of stockholders and for equity-based awards with respect to up to 5% of the Share Reserve.

*Terms and Conditions of Options.* Options granted under the 2021 Incentive Plan may be either ISOs or "nonstatutory stock options" that do not meet the requirements of Section 422 of the Internal Revenue Code of 1986 (the "Code"). The Committee will determine the exercise price of options granted under the 2021 Incentive Plan. The exercise price of stock options may not be less than the fair market value per share of our Common Stock on the date of grant (or 110% of fair market value in the case of ISOs granted to a ten-percent stockholder).

If on the date of grant the Common Stock is listed on a stock exchange or is quoted on the automated quotation system of Nasdaq, the fair market value will generally be the closing sale price on the date of grant (or the last trading day before the date of grant if no trades occurred on the date of grant). If no such prices are available, the fair market value will be determined in good faith by the Committee based on the reasonable application of a reasonable valuation method. On April 16, 2024, the closing sale price of a share of Common Stock on Nasdaq was $38.60.

No option may be exercisable for more than ten years (five years in the case of an ISO granted to a ten-percent stockholder) from the date of grant. Options granted under the 2021 Incentive Plan will be exercisable at such time or times as the Committee prescribes at the time of grant. No employee may receive ISOs that first become exercisable in any calendar year in an amount exceeding $100,000. The Committee may, in its discretion, permit a holder of a nonstatutory option to exercise the option before it has otherwise become exercisable, in which case the shares of our Common Stock issued to the recipient will continue to be subject to the vesting requirements that applied to the option before exercise.

Generally, the option price may be paid (a) in cash or by certified or bank check or (b) through a broker-assisted exercise program implemented by the Committee in connection with the 2021 Incentive Plan.

No option may be transferred other than by will or by the laws of descent and distribution, and during a recipient's lifetime an option may be exercised only by the recipient. However, the Committee may permit the holder of a nonstatutory option to transfer the award to immediate family members or a family trust for estate planning purposes. The Committee will determine the extent to which a holder of a stock option may exercise the option following termination of service with us.

*Stock Appreciation Rights.* The Committee may grant Stock Appreciation Rights ("SARs") independent of or in connection with an option. The Committee will determine the other terms applicable to SARs. The exercise price per share of a SAR will not be less than 100% of the fair market value of a share of our Common Stock on the date of grant, as determined by the Committee. The maximum term of any SAR granted under the 2021 Incentive Plan is ten years from the date of grant. Generally, each SAR will entitle a participant upon exercise to an amount equal to:

- the excess of the fair market value on the exercise date of one share of our Common Stock over the exercise price, *multiplied by*

- the number of shares of Common Stock covered by the SAR.

Payment may be made in shares of our Common Stock, in cash, or partly in Common Stock and partly in cash, all as determined by the Committee.

*Restricted Stock and Restricted Stock Units.* The Committee may award restricted Common Stock and/or restricted stock units under the 2021 Incentive Plan. Restricted stock awards consist of shares of Common Stock that are transferred to a participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. Restricted stock units confer the right to receive shares of our Common Stock, cash, or a combination of shares of Common Stock and cash, at a future date upon or following the attainment of certain conditions specified by the Committee. The restrictions and conditions applicable to each award of restricted stock or restricted stock units may include performance-based conditions. Dividends with respect to restricted stock will only be paid to the holder of the shares at the time that the restricted stock vests. Dividend equivalent amounts may be deemed reinvested in additional restricted stock units, as determined by the Committee in its sole discretion, or paid with respect to restricted stock units when the units vest. Unless the Committee determines otherwise, holders of restricted stock will have the right to vote the shares.

*Performance Shares and Performance Units*.   The Committee may award performance shares and/or performance units under the 2021 Incentive Plan to any eligible employee or other individual service provider other than a non-employee director of the Board. Performance shares and performance units are awards, denominated in either shares of Common Stock or U.S. dollars, which are earned during a specified performance period subject to the attainment of performance criteria, as established by the Committee. The Committee will determine the restrictions and conditions applicable to each award of performance shares and performance units.

*Incentive Bonus Awards, Other Stock-Based and Cash-Based Awards*.   The Committee may award other types of equity-based or cash-based awards under the 2021 Incentive Plan, including the grant or offer for sale of shares of our Common Stock that do not have vesting requirements and the right to receive one or more cash payments subject to satisfaction of such conditions as the Committee may impose.

*Effect of Certain Corporate Transactions*.   The Committee may, at the time of the grant of an award provide for the effect of a change in control (as defined in the 2021 Incentive Plan) on any award, including (i) accelerating or extending the time periods for exercising, vesting in, or realizing gain from any award, (ii) eliminating or modifying the performance or other conditions of an award, or (iii) providing for the cash settlement of an award for an equivalent cash value, as determined by the Committee. The Committee may, in its discretion and without the need for the consent of any recipient of an award, also take one or more of the following actions contingent upon the occurrence of a change in control: (a) cause any or all outstanding options and SARs to become immediately exercisable, in whole or in part; (b) cause any other awards to become non-forfeitable, in whole or in part; (c) cancel any option or SAR in exchange for a substitute option; (d) cancel any award of restricted stock, restricted stock units, performance shares or performance units in exchange for a similar award of the capital stock of any successor corporation; (e) redeem any restricted stock for cash and/or other substitute consideration with a value equal to the fair market value of an unrestricted share of our Common Stock on the date of the change in control; (f) cancel any awards in exchange for cash and/or other property equal to the amount, if any, that would have been attained upon the exercise of such award or realization of rights upon a change in control; (g) cancel any outstanding underwater options or SARs for no consideration; or (h) take any other action the Committee deems necessary or appropriate to carry out the terms of any definitive agreement controlling the terms and conditions of the change in control.

*Clawback/Recoupment*.   Awards granted under the 2021 Incentive Plan will be subject to the requirement that the awards be forfeited or amounts repaid to the Company after they have been distributed to the participant (i) to the extent set forth in an award agreement or (ii) to the extent covered by any clawback or recapture policy adopted by the Company from time to time, or any applicable laws that impose mandatory forfeiture or recoupment, under circumstances set forth in such applicable laws.

*Amendment, Termination*.   Our Board may at any time amend the 2021 Incentive Plan for the purpose of satisfying the requirements of the Code, or other applicable law or regulation or for any other legal purpose, provided that, without the consent of our stockholders, the Board may not (a) increase the number of shares of Common Stock available under the 2021 Incentive Plan, (b) change the group of individuals eligible to receive awards, (c) extend the term of the 2021 Incentive Plan, or (d) reduce or reprice the exercise price of any stock option and/or SAR or cancel any stock option and/or SAR in exchange for cash or another award.

## Other Information

A "new plan benefits" table, as described in the SEC's proxy rules, is not provided because the grant of options and other awards under the 2021 Incentive Plan is discretionary, and we cannot determine now the specific number or type of options or awards to be granted in the future to any particular person or group. However, please refer to "Executive Compensation" in this Proxy Statement, which provides information on the grants made in the previous fiscal year, and please refer to the description of grants made to our non-employee directors in the last previous year under the heading "Director Compensation" in this Proxy Statement.

**Material Federal Income Tax Consequences**

THE FOLLOWING IS A BRIEF SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION UPON THE PARTICIPANTS AND THE COMPANY WITH RESPECT TO THE PURCHASE OF SHARES UNDER THE 2021 INCENTIVE PLAN. THIS SUMMARY DOES NOT PURPORT TO BE COMPLETE AND DOES NOT ADDRESS THE FEDERAL INCOME TAX CONSEQUENCES TO TAXPAYERS WITH SPECIAL TAX STATUS. IN ADDITION, THIS SUMMARY DOES NOT DISCUSS THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE, AND DOES NOT DISCUSS ESTATE, GIFT OR OTHER TAX CONSEQUENCES OTHER THAN INCOME TAX CONSEQUENCES. THE COMPANY ADVISES EACH PARTICIPANT TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PARTICIPATION IN THE 2021 INCENTIVE PLAN AND FOR REFERENCE TO APPLICABLE PROVISIONS OF THE CODE.

**Treatment of Options**

The Code treats incentive stock options and nonstatutory stock options differently. However, as to both types of options, no income will be recognized to the optionee at the time of the grant of the options under the 2021 Incentive Plan, nor will our Company be entitled to a tax deduction at that time.

Generally, upon exercise of a nonstatutory stock option (including an option intended to be an incentive stock option but which has not continued to so qualify at the time of exercise), an optionee will recognize ordinary income tax on the excess of the fair market value of the stock on the exercise date over the option price. Our Company will be entitled to a tax deduction in an amount equal to the ordinary income recognized by the optionee in the fiscal year which includes the end of the optionee's taxable year. We will be required to satisfy applicable withholding requirements in order to be entitled to a tax deduction. In general, if an optionee, in exercising a nonstatutory stock option, tenders shares of our Common Stock in partial or full payment of the option price, no gain or loss will be recognized on the tender. However, if the tendered shares were previously acquired upon the exercise of an incentive stock option and the tender is within two years from the date of grant or one year after the date of exercise of the incentive stock option, the tender will be a disqualifying disposition of the shares acquired upon exercise of the incentive stock option.

For incentive stock options, there is no taxable income to an optionee at the time of exercise. However, the excess of the fair market value of the stock on the date of exercise over the exercise price will be taken into account in determining whether the "alternative minimum tax" will apply for the year of exercise. If the shares acquired upon exercise are held until at least two years from the date of grant and more than one year from the date of exercise, any gain or loss upon the sale of such shares, if held as capital assets, will be long-term capital gain or loss (measured by the difference between the sales price of the stock and the exercise price). Under current federal income tax law, a long-term capital gain will be taxed at a rate which is less than the maximum rate of tax on ordinary income. If the two-year and one year holding period requirements are not met (a "disqualifying disposition"), an optionee will recognize ordinary income in the year of disposition in an amount equal to the lesser of (i) the fair market value of the stock on the date of exercise minus the exercise price or (ii) the amount realized on disposition minus the exercise price. The remainder of the gain will be treated as long-term capital gain, depending upon whether the stock has been held for more than a year. If an optionee makes a disqualifying disposition, our Company will be entitled to a tax deduction equal to the amount of ordinary income recognized by the optionee.

In general, if an optionee, in exercising an incentive stock option, tenders shares of Common Stock in partial or full payment of the option price, no gain or loss will be recognized on the tender. However, if the tendered shares were previously acquired upon the exercise of another incentive stock option and the tender is within two years from the date of grant or one year after the date of exercise of the other option, the tender will be a disqualifying disposition of the shares acquired upon exercise of the other option.

As noted above, the exercise of an incentive stock option could subject an optionee to the alternative minimum tax. The application of the alternative minimum tax to any particular optionee depends upon the particular facts and circumstances which exist with respect to the optionee in the year of exercise. However, as a general rule, the amount by which the fair market value of the Common Stock on the date of exercise of an option exceeds the exercise price of the option will constitute an item of "adjustment" for purposes of determining the alternative minimum taxable income on which the alternative tax may be imposed. As such, this item will enter into the tax base on which the alternative minimum tax is computed, and may therefore cause the alternative minimum tax to become applicable in any given year.

**Treatment of Stock Appreciation Rights**

Generally, the recipient of a SAR will not recognize any income upon grant of the SAR, nor will our Company be entitled to a deduction at that time. Upon exercise of a SAR, the holder will recognize ordinary income, and our Company generally will be entitled to a corresponding deduction, equal to the fair market value of our Common Stock at that time.

**Treatment of Stock Awards**

Generally, absent an election to be taxed currently under Section 83(b) of the Code (a "Section 83(b) Election"), there will be no federal income tax consequences to either the recipient or our Company upon the grant of a restricted stock award. At the expiration of the restriction period and the satisfaction of any other restrictions applicable to the restricted shares, the recipient will recognize ordinary income and our Company generally will be entitled to a corresponding deduction equal to the fair market value of the Common Stock at that time. If a Section 83(b) Election is made within 30 days after the date the restricted stock award is granted, the recipient will recognize an amount of ordinary income at the time of the receipt of the restricted shares, and our Company generally will be entitled to a corresponding deduction, equal to the fair market value (determined without regard to applicable restrictions) of the shares at such time, less any amount paid by the recipient for the shares. If a Section 83(b) Election is made, no additional income will be recognized by the recipient upon the lapse of restrictions on the shares (and prior to the sale of such shares), but, if the shares are subsequently forfeited, the recipient may not deduct the income that was recognized pursuant to the Section 83(b) Election at the time of the receipt of the shares.

The recipient of an unrestricted stock award will recognize ordinary income, and our Company generally will be entitled to a corresponding deduction, equal to the fair market value of our Common Stock that is the subject of the award when the award is made.

The recipient of a restricted stock unit will recognize ordinary income as and when the units vest and shares of our Common Stock are issued. The amount of the income will be equal to the fair market value of the shares of our Common Stock issued at that time, and our Company will be entitled to a corresponding deduction. The recipient of a restricted stock unit will not be permitted to make a Section 83(b) Election with respect to such award.

The federal income tax consequences of performance share awards, performance unit awards, incentive bonus awards, other cash-based awards and other stock-based awards will depend on the terms and conditions of those awards but, in general, participants will be required to recognize ordinary income in an amount equal to the cash and the fair market value of any fully vested shares of our Common Stock paid, determined at the time of such payment, in connection with such awards.

**Section 409A**

If an award is subject to Section 409A of the Code, but does not comply with the requirements of Section 409A of the Code, the taxable events as described above could apply earlier than described, and could result in the imposition of additional taxes and penalties. Participants are urged to consult with their tax advisors regarding the applicability of Section 409A of the Code to their awards.

**Potential Limitation on Company Deductions**

Section 162(m) of the Code generally disallows a tax deduction for compensation in excess of $1 million paid in a taxable year by a publicly held corporation to its chief executive officer and certain other "covered employees". The Board and the Committee intend to consider the potential impact of Section 162(m) on grants made under the 2021 Incentive Plan, but reserve the right to approve grants of awards for an executive officer that exceeds the deduction limit of Section 162(m).

### Restrictions on Resale

Certain officers and directors of the Company may be deemed to be "affiliates" of the Company as that term is defined under the Securities Act. The Common Stock acquired under the 2021 Incentive Plan by an affiliate may be reoffered or resold only pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act or another exemption from the registration requirements of the Securities Act. It is intended that the shares issuable pursuant to the 2021 Incentive Plan will be registered under the Securities Act of 1933, as amended.

### Tax Withholding

As and when appropriate, we shall have the right to require each optionee purchasing shares of Common Stock and each grantee receiving an award of shares of Common Stock under the 2021 Incentive Plan to pay any federal, state or local taxes required by law to be withheld.

### New Plan Benefits

The grant of options and other awards under the 2021 Incentive Plan is discretionary, and we cannot determine now the number or type of options or other awards to be granted in the future to any particular person or group.

### Options outstanding under the 2021 Plan as of March 31, 2024

Since the adoption of 2021 Plan through March 31, 2024 we have granted the following stock options under the 2021 Plan to the individuals and groups listed below. In all cases, the securities underlying such stock options were shares of our common stock. As of the date hereof, we have granted only stock options and no other type of award under the 2021 Plan.

| Name and Position | Number of Shares Subject to Stock Options |
|---|---|
| **Named Executive Officers** | |
| Anthony S. Marucci<br>*President and Chief Executive Officer* | 724,000 |
| Tibor Keler, Ph.D.<br>*Executive Vice President and Chief Scientific Officer* | 274,000 |
| Margo Heath-Chiozzi, M.D.<br>*Senior Vice President, Regulatory Affairs* | 219,500 |
| Sam Martin<br>*Senior Vice President and Chief Financial Officer* | 250,000 |
| Diane Young, M.D.<br>*Senior Vice President, Chief Medical Officer* | 228,000 |
| **All current executive officers, as a group** | 2,509,000 |
| **All current directors who are not executive officers, as a group** | 278,600 |
| **Each Nominee for Election as a Director** | |
| Karen L. Shoos | 36,900 |
| Anthony S. Marucci | 724,000 |
| Keith L. Brownlie | 36,900 |
| Cheryl L. Cohen | 38,500 |
| Herbert J. Conrad | 36,900 |

| Name and Position | Number of Shares Subject to Stock Options |
|---|---|
| Rita I. Jain, M.D. | 17,100 |
| James J. Marino | 36,900 |
| Garry A. Neil, M.D. | 38,500 |
| Harry H. Penner, Jr. | 36,900 |
| **All employees who are not executive officers, as a group** | 1,397,382 |

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "*FOR*" THE AMENDMENT TO THE CELLDEX THERAPEUTICS, INC. 2021 OMNIBUS EQUITY INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE UNDER THE PLAN BY 3,200,000, FROM 4,300,000 PLUS THE UNUSED SHARES OF COMMON STOCK RESERVED UNDER THE 2008 STOCK OPTION AND INCENTIVE PLAN, AS AMENDED AND RESTATED, TO 7,500,000 PLUS THE UNUSED SHARES OF COMMON STOCK RESERVED UNDER THE 2008 INCENTIVE PLAN AND TO INCREASE THE NON-EMPLOYEE DIRECTOR AWARD LIMITATION.**

## PROPOSAL 4: ADVISORY VOTE ON EXECUTIVE COMPENSATION
### (Proposal No. 4)

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and Section 14A of the Securities Exchange Act of 1934, as amended, or the Exchange Act, our stockholders are entitled to vote to approve, on an advisory (nonbinding) basis, the compensation of our Named Executive Officers as disclosed in this proxy statement in accordance with the Securities and Exchange Commission's rules.

As described in detail under the heading "Compensation of Executive Officers — Compensation Discussion and Analysis," our executive compensation programs are designed to retain and incentivize the high quality executives whose efforts are key to our long-term success. Under these programs, our Named Executive Officers are rewarded on the basis of individual and corporate performance measured against established corporate and strategic goals. Please read the section of this proxy statement under the heading "Compensation of Executive Officers — Compensation Discussion and Analysis" for additional details about our executive compensation programs, including information about the fiscal year 2023 compensation of our Named Executive Officers.

The Compensation and Organization Development Committee of our Board of Directors continually reviews the compensation programs for our Named Executive Officers to ensure they achieve the desired goals of aligning our executive compensation structure with our stockholders' interests and current market practices.

We are asking our stockholders to indicate their support for our Named Executive Officer compensation as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our Named Executive Officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers and the philosophy, policies and practices described in this proxy statement. Accordingly, we are asking our stockholders to cast a non-binding advisory vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative disclosure is hereby APPROVED."

The say-on-pay vote is advisory, and therefore not binding on Celldex, the Compensation and Organization Development Committee or our Board of Directors. Nevertheless, our Board of Directors and our Compensation and Organization Development Committee value the opinions of our stockholders, whether expressed through this vote or otherwise, and accordingly, the Board and Compensation and Organization Development Committee intend to consider the results of this vote among the many factors they consider in making determinations in the future regarding executive compensation arrangements.

**THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS
VOTE "FOR" THIS PROPOSAL NO. 4.**

# STOCKHOLDER PROPOSALS

**Submitting Proxy Proposals and Director Nominations for the 2025 Annual Meeting**

*Proposals for Inclusion in Our 2025 Proxy Materials*

Any stockholder proposals submitted pursuant to Exchange Act Rule 14a-8 for inclusion in Celldex's proxy statement and form of proxy for our 2025 Annual Meeting must be received by Celldex on or before January 1, 2025 in order to be considered for inclusion in our proxy statement and form of proxy. Such proposal must also comply with the requirements as to form and substance established by the SEC if such proposals are to be included in the proxy statement and form of proxy. Any such proposal shall be mailed to: Celldex Therapeutics, Inc., Perryville III Building, 53 Frontage Road, Suite 220, Hampton, NJ 08827, Attn.: Secretary.

*Director Nominations for Inclusion in Our 2025 Proxy Materials (Proxy Access)*

Any stockholder considering a proxy access nomination should carefully review our bylaws. Under our proxy access bylaw, if a stockholder (or a group of stockholders) who has owned at least 3% of our shares for at least three years and has complied with the other requirements in our bylaws wants us to include director nominees (up to the greater of two nominees or 20% of the Board) in our 2025 proxy materials for election at our 2025 Annual Meeting of Stockholders, then the nominations must be mailed to: Celldex Therapeutics, Inc., Perryville III Building, 53 Frontage Road, Suite 220, Hampton, NJ 08827, Attn.: Secretary. Any such nomination must be received by us not earlier than December 3, 2024 and not later than January 1, 2025.

*Other Proposals or Nominations to be Brought before Our 2025 Annual Meeting*

Any shareholder considering introducing a nomination or other item of business should carefully review the procedures set forth in our bylaws. Our bylaws state that a stockholder must provide timely written notice of such nomination or proposal and supporting documentation as well as be present at such meeting, either in person or by a representative. A stockholder's notice shall be timely received by Celldex at our principal executive office not less than seventy-five (75) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting (the "Anniversary Date"); provided, however, that in the event the annual meeting is scheduled to be held on a date more than thirty (30) days before the Anniversary Date or more than sixty (60) days after the Anniversary Date, a stockholder's notice shall be timely if received by Celldex at our principal executive office not later than the close of business on the later of (i) the seventy-fifth (75th) day prior to the scheduled date of such annual meeting or (ii) the fifteenth (15th) day following the day on which such public announcement of the date of such annual meeting is first made by Celldex. Proxies solicited by our Board of Directors will confer discretionary voting authority with respect to these proposals, subject to SEC rules and regulations governing the exercise of this authority. Any such proposal shall be mailed to: Celldex Therapeutics, Inc., Perryville III Building, 53 Frontage Road, Suite 220, Hampton, NJ 08827, Attn.: Secretary.

Further, if you intend to nominate a director and solicit proxies in support of such director nominee(s) at the 2025 Annual Meeting of Stockholders, you must also provide the notice and additional information required by Rule 14a-19 to: Celldex Therapeutics, Inc., Perryville III Building, 53 Frontage Road, Suite 220, Hampton, NJ 08827, Attn.: Secretary., no later than April 16, 2024. This deadline under Rule 14a-19 does not supersede any of the timing requirements for advance notice under our by-laws. The supplemental notice and information required under Rule 14a-19 is in addition to the applicable advance notice requirements under our by-laws as described in this section and it shall not extend any such deadline set forth under our by-laws.

**WHERE YOU CAN FIND ADDITIONAL INFORMATION**

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at *http://www.sec.gov*. The SEC's website contains reports, proxy statements and other information regarding issuers, such as Celldex Therapeutics, Inc., that file electronically with the SEC.

The SEC allows the Company to "incorporate by reference" certain information the Company files with it, which means that the Company can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Proxy Statement, and information that the Company files later with the SEC will automatically update and supersede previously filed information, including information contained in this document. We are incorporating by reference the following, which include the information required by Item 13(a) of Schedule 14A in connection with Proposal 4:

- Sections of our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 26, 2024: "Part II. Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations," "Part II. Item 8 — Financial Statements and Supplementary Data," "Part II. Item 7A — Quantitative and Qualitative Disclosure About Market Risk" and "Part II. Item 9 — Changes in and Disagreements With Accountants on Accounting and Financial Disclosure."

In addition, all documents we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement and before the date of the Annual Meeting are incorporated by reference into and deemed a part of this Proxy Statement from the date of filing of those documents.

Any person, including any beneficial owner, to whom this Proxy Statement is delivered may request copies of reports, proxy statements or other information concerning the Company (including the documents incorporated by reference herein) without charge, by written or telephonic request directed to our Corporate Secretary at Celldex Therapeutics, Inc., Perryville III Building, 53 Frontage Road, Suite 220, Hampton, NJ 08827. A request for copies of reports, proxy statements or other information concerning the Company (including the documents incorporated by reference herein) must set forth a good-faith representation that the requesting party was either a holder of record or a beneficial owner of our common stock on April 16, 2024.

## OTHER MATTERS

As of the date of this proxy statement, the Board of Directors does not intend to present at the Annual Meeting any matters other than those described herein and does not presently know of any matters that will be presented by other parties. If any other matter requiring a vote of the stockholders should come before the meeting, it is the intention of the persons named in the proxy to vote with respect to any such matter in accordance with the recommendation of the Board of Directors or, in the absence of such a recommendation, in accordance with the best judgment of the proxy holder.

By Order of the Board of Directors

/s/ SAM MARTIN

*Secretary*

Hampton, NJ
May 1, 2024

**AMENDMENT No. 2 TO
CELLDEX THERAPEUTICS, INC.
2021 OMBNIBUS EQUITY INCENTIVE PLAN**

**Dated: April 12, 2024**

This Agreement amends the Celldex Therapeutics, Inc. 2021 Omnibus Equity Incentive Plan (the "*Plan*"). All capitalized terms not defined herein shall have the meanings set forth in the Plan.

**R E C I T A L S**

WHEREAS, Section 17.2 of the Plan reserves to the Board of Directors ("*Board*") of Celldex Therapeutics, Inc. (the "*Company*") the right to amend the Plan from time to time; and

WHEREAS, the Board desires to amend the Plan to increase the number of shares available for awards under the plan by 3,200,000 shares in the manner hereinafter provided subject to approval by the Company's stockholders; and

WHEREAS, the Board desires to amend the Plan to increase the limitation on outside director compensation under the Plan in the manner hereinafter provided.

NOW THEREFORE, the Plan is hereby amended as follows:

1. *Amendment to Plan Share Limitation.*

   Section 4.1(a) of the Plan is amended and restated in its entirety as follows:

   "(a) Subject to adjustment pursuant to Section 4.3 and any other applicable provisions hereof, the maximum aggregate number of shares of Common Stock which may be issued under all Awards granted to Participants under the Plan shall be (i) 7,500,000 shares plus (ii) such number of unused shares of Common Stock reserved under the Prior Plan as of the Effective Date, which unused reserve shall be rolled into this Plan (subsections (i) and (ii) together, the "*Share Reserve*"); all of which shares may, but need not, be issued in respect of Incentive Stock Options. In addition, there shall be rolled into this Plan and added to the Share Reserve (but not issued in respect of Incentive Stock Options) such number of shares of Common Stock subject to outstanding grants or awards under the Prior Plan as of the Effective Date which are thereafter forfeited, cancelled or otherwise lapse in accordance with the provisions of Section 4.1(b)."

2. *Amendment to Outside Director Limitation.*

   Section 4.2 of the Plan is amended and restated in its entirety as follows:

   4.2   Outside Director Limitation.   The grant date fair value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted under the Plan to any Outside Director during any calendar year shall not exceed $750,000 (inclusive of any cash awards to an Outside Director for such year that are not made pursuant to the Plan); provided that in the case of a new Outside Director, such amount shall be increased to $1,200,000 for the initial year of the Outside Director's term.

3. *No Other Changes.*   Except as set forth herein, the Plan shall remain in full force and effect without modification.

IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Company, has executed this Amendment as of the date first above written as evidence of its adoption by the Company.

CELLDEX THERAPEUTICS, INC.

By:  /s/ Sam Martin
Name: Sam Martin
Title:  Senior Vice President and Chief Financial Officer

(This page has been left blank intentionally.)

# 2023 Annual Report on Form 10-K

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

**(Mark one)**

☒     **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐     **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 000-15006

# CELLDEX THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

| **Delaware** | **13-3191702** |
|---|---|
| State or other jurisdiction of incorporation or organization | (I.R.S. Employer Identification No.) |

**Perryville III Building, 53 Frontage Road, Suite 220, Hampton, New Jersey 08827**
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(908) 200-7500**

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class: | Trading Symbol(s) | Name of Each Exchange Where Registered: |
|---|---|---|
| Common Stock, par value $.001 | CLDX | NASDAQ Capital Market |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

| | | | |
|---|---|---|---|
| Large accelerated filer ☒ | Accelerated filer ☐ | Non-accelerated filer ☐ | Smaller reporting company ☐ |
| | | | Emerging growth company ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates as of June 30, 2023 was $1.6 billion. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the actions of the management or policies of the registrant, or that such person is controlled by or under common control with the registrant.

The number of shares of common stock outstanding at February 14, 2024 was 55,900,679 shares.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for our 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this Report.

| Auditor Firm ID: 238 | Auditor Name: PricewaterhouseCoopers LLP | Auditor Location: Boston, Massachusetts |
|---|---|---|

**CELLDEX THERAPEUTICS, INC.**
**ANNUAL REPORT ON FORM 10-K**
**FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023**

**TABLE OF CONTENTS**

|  |  |  | Page |
|---|---|---|---:|
| **Part I** |  |  |  |
| Item 1. | Business | | 1 |
| Item 1A. | Risk Factors | | 22 |
| Item 1B. | Unresolved Staff Comments | | 50 |
| Item 1C. | Cybersecurity | | 50 |
| Item 2. | Properties | | 51 |
| Item 3. | Legal Proceedings | | 51 |
| Item 4. | Mine Safety Disclosures | | 51 |
| **Part II** |  |  |  |
| Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | | 52 |
| Item 6. | [Reserved] | | 52 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | | 53 |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk | | 70 |
| Item 8. | Financial Statements and Supplementary Data | | 71 |
| Item 9. | Changes in and Disagreements With Accountants on Accounting and Financial Disclosure | | 94 |
| Item 9A. | Controls and Procedures | | 94 |
| Item 9B. | Other Information | | 95 |
| Item 9C. | Disclosure Regarding Foreign Jurisdictions That Prevent Inspections | | 95 |
| **Part III** |  |  |  |
| Item 10. | Directors, Executive Officers and Corporate Governance | | 96 |
| Item 11. | Executive Compensation | | 96 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | | 96 |
| Item 13. | Certain Relationships and Related Transactions, and Director Independence | | 96 |
| Item 14. | Principal Accountant Fees and Services | | 96 |
| **Part IV** |  |  |  |
| Item 15. | Exhibits, Financial Statement Schedules | | 97 |
| Item 16. | Form 10-K Summary | | 100 |
| Signatures | | | 101 |

*Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:* This Annual Report on Form 10-K contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "can," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "seek," "estimate," "continue," "plan," "point to," "project," "predict," "could," "intend," "target," "potential" and other similar words and expressions of the future.

There are a number of important factors that could cause the actual results to differ materially from those expressed in any forward-looking statement made by us. These factors include, but are not limited to:

- our dependence on product candidates that are still in development stages;

- our ability to successfully complete research and further development, including preclinical and clinical studies;

- our anticipated timing for preclinical development, regulatory submissions, commencement and completion of clinical trials and product approvals;

- our ability to negotiate strategic partnerships, where appropriate, for our drug candidates;

- our ability to manage multiple clinical trials for a variety of drug candidates at different stages of development;

- the cost, timing, scope and results of ongoing preclinical and clinical testing;

- our expectations of the attributes of our product and development candidates, including pharmaceutical properties, efficacy, safety and dosing regimens;

- the cost, timing and uncertainty of obtaining regulatory approvals for our drug candidates;

- the availability, cost, delivery and quality of clinical management services provided by our clinical research organization partners;

- the availability, cost, delivery and quality of clinical and commercial-grade materials produced by our own manufacturing facility or supplied by contract manufacturers, suppliers and partners;

- our ability to commercialize our drug candidates and the growth of the markets for those drug candidates;

- our ability to develop and commercialize products before competitors that are superior to the alternatives developed by such competitors;

- our ability to develop technological capabilities, including identification of novel and clinically important targets, exploiting our existing technology platforms to develop new drug candidates and expand our focus to broader markets for our existing targeted therapeutics;

- the cost of paying the regulatory approval milestone under the merger agreement by which we acquired Kolltan Pharmaceuticals, Inc. ("Kolltan") and our related settlement agreement with Kolltan;

- our ability to raise sufficient capital to fund our preclinical and clinical studies and to meet our long-term liquidity needs, on terms acceptable to us, or at all. If we are unable to raise the funds necessary to meet our long-term liquidity needs, we may have to delay or discontinue the development of one or more programs, discontinue or delay ongoing or anticipated clinical trials, discontinue or delay our commercial manufacturing efforts, discontinue or delay our efforts to expand into additional indications for our drug product candidates, license out programs earlier than expected, raise funds at significant discount or on other unfavorable terms, if at all, or sell all or part of our business;

- our ability to protect our intellectual property rights and our ability to avoid intellectual property litigation, which can be costly and divert management time and attention;

- our ability to develop and commercialize products without infringing the intellectual property rights of third parties; and

- the factors listed under "Risk Factors" in this Annual Report on Form 10-K.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this report or the date of the document incorporated by reference into this report. We have no obligation, and expressly disclaim any obligation, to update, revise or correct any of the forward-looking statements, whether as a result of new information, future events or otherwise. We have expressed our expectations, beliefs and projections in good faith, and we believe they have a reasonable basis. However, we cannot assure you that our expectations, beliefs or projections will result or be achieved or accomplished.

(This page has been left blank intentionally.)

**PART I**

**Item 1. BUSINESS**

**Overview**

Celldex Therapeutics, Inc., which we refer to as "Celldex," "we," "us," "our" or the "Company," is a biopharmaceutical company dedicated to exploring the science of mast cell biology and developing therapeutic antibodies which have the ability to engage the human immune system and/or directly affect critical pathways to improve the lives of patients with severe inflammatory, allergic, autoimmune and other devastating diseases. Our drug candidates include monoclonal and bispecific antibodies designed to address mast cell mediated diseases for which available treatments are inadequate.

We are focusing our efforts and resources on the continued research and development of

- Barzolvolimab (also referred to as CDX-0159), a monoclonal antibody that specifically binds the KIT receptor and potently inhibits its activity, which is currently being studied across multiple mast cell driven diseases including

  - Chronic Urticarias: In November 2023, we announced that our Phase 2 study in chronic spontaneous urticaria (CSU) achieved the primary efficacy endpoint (statistically significant mean change from baseline to week 12 of urticaria activity score compared to placebo) and was well tolerated. The study is ongoing and patients will continue to receive barzolvolimab for 52 weeks of treatment; we plan to report topline 52 week data in the second half of 2024. We are currently planning for the initiation of Phase 3 studies in CSU in summer 2024. A Phase 2 study in chronic inducible urticaria (CIndU) is currently enrolling patients and we expect to report data from this study in the second half of 2024;

  - Prurigo Nodularis (PN): In November 2023, we reported positive data from a Phase 1b study in PN that supports further development of barzolvolimab in this indication and we are currently planning for the initiation of a Phase 2 study in PN in early 2024;

  - Eosinophilic Esophagitis (EoE): A Phase 2 study in EoE was initiated in June 2023 and enrollment is ongoing.

- Our next generation bispecific antibody platform to support pipeline expansion with additional candidates for inflammatory diseases and oncology. Targets are being selected based on new science as well as their compatibility to be used in bispecific antibody formats with our existing antibody programs. Development is focused on emerging, important pathways controlling inflammatory diseases or immunity to tumors.

Our goal is to build a fully integrated, commercial-stage biopharmaceutical company that develops important therapies for patients with unmet medical needs. We believe our program assets provide us with the strategic options to either retain full economic rights to our innovative therapies or seek favorable economic terms through advantageous commercial partnerships. This approach allows us to maximize the overall value of our technology and product portfolio while best ensuring the expeditious development of each individual product.

Our future success depends upon many factors, including our ability, and that of any licensees and collaborators that we may have, to successfully develop, obtain regulatory approval for and commercialize our drug candidates. We have had no commercial revenues from sales of our drug candidates, and we have had a history of operating losses. It is possible that we may not be able to successfully develop, obtain regulatory approval for, or commercialize, our drug candidates, and we are subject to a number of risks that you should be aware of before investing in us. These risks are described more fully in "Item 1A. Risk Factors."

**Clinical Development Programs**

*Barzolvolimab (also referred to as CDX-0159)*

Barzolvolimab is a humanized monoclonal antibody that specifically binds the receptor tyrosine kinase KIT and potently inhibits its activity. KIT is expressed in a variety of cells, including mast cells, and its activation by its ligand SCF regulates mast cell growth, differentiation, survival, chemotaxis and degranulation. Barzolvolimab is designed to block KIT activation by disrupting both SCF binding and KIT dimerization. By targeting KIT, barzolvolimab has been shown to inhibit mast cell activity and decrease mast cell numbers, which we believe could provide potential clinical benefit in mast cell related diseases.

Barzolvolimab was initially studied in chronic spontaneous urticaria (CSU) and chronic inducible urticaria (CIndU), diseases where mast cell degranulation plays a central role in the onset and progression of the disease. Phase 1 studies in CSU and CIndU were successfully completed and Phase 2 studies are ongoing. In November 2023, we reported that barzolvolimab achieved the primary efficacy endpoint in the ongoing Phase 2 CSU study, with a statistically significant mean change from baseline to week 12 of UAS7 (weekly urticaria activity score) compared to placebo and was well tolerated. We are currently planning Phase 3 studies in CSU which are expected to initiate in summer 2024.

Based on the positive results reported in urticaria, we expanded development of barzolvolimab into additional indications where mast cells are believed to play an important role. We are conducting an ongoing Phase 2 study in eosinophilic esophagitis (EoE) and are preparing to initiate a Phase 2 study in prurigo nodularis (PN) in early 2024 after reporting positive data from a Phase 1b study in PN in late 2023. We continue to assess potential opportunities for barzolvolimab in other diseases where mast cells play an important role, such as dermatologic, respiratory, allergic, gastrointestinal and ophthalmic conditions.

*Chronic Spontaneous Urticaria (CSU)*

CSU presents as itchy hives, angioedema or both for at least six weeks without a specific trigger; multiple episodes can play out over years or even decades. It is one of the most frequent dermatologic diseases with a prevalence of 0.5-1.0% of the total population or up to approximately 1 to 3 million patients in the United States (Weller et al. 2010. Hautarzt. 61(8), Bartlett et al. 2018. DermNet.Org). Approximately 50% of patients with CSU achieve symptomatic control with antihistamines. Omalizumab, an IgE inhibitor, provides relief for roughly half of the remaining antihistamine refractory patients. Consequently, there is a need for additional therapies.

We have completed a Phase 1b randomized, double-blind, placebo-controlled multi-center study of barzolvolimab in CSU. The study was designed to assess the safety of multiple ascending doses of barzolvolimab in patients with CSU who remain symptomatic despite treatment with antihistamines. Secondary and exploratory objectives included pharmacokinetic and pharmacodynamic assessments, clinical activity outcomes and quality of life assessments. Barzolvolimab was administered intravenously as add on treatment to H1-antihistamines, either alone or in combination with H2-antihistamines and/or leukotriene receptor agonists. 45 patients with moderate to severe CSU refractory to antihistamines were enrolled and treated [35 barzolvolimab (n=9 in 0.5 mg/kg; n=8 in 1.5 mg/kg; n=9 in 3.0 mg/kg; n=9 in 4.5 mg/kg) and 10 placebo].

At saturating doses (1.5 mg/kg and higher), barzolvolimab resulted in rapid, marked and durable responses in patients with moderate to severe CSU refractory to antihistamines. The 1.5 mg/kg, 3.0 mg/kg and 4.5 mg/kg dose groups showed similar markedly improved urticaria symptoms, including rapid onset of responses (as early as 1 week after the first dose) and prolonged disease control with sustained durability up to 24 weeks. Patients with prior omalizumab therapy also had similar symptom improvement as all patients.

- Mean reduction from baseline in weekly urticaria activity score (UAS7) at week 12 was 67% in the 1.5 mg/kg dose group (n=8), 67% in the 3.0 mg/kg dose group (n=9) and 82% in the 4.5 mg/kg dose group (n=9). Mean reduction from baseline in UAS7 at week 24 was 80% in the 1.5 mg/kg dose group (n=7), 70% in the 3.0 mg/kg dose group (n=6) and 77% in the 4.5 mg/kg dose group (n=7).

- Complete response (UAS7=0) at week 12 was 57% in the 1.5 mg/kg dose group, 44% in the 3.0 mg/kg dose group and 67% in the 4.5 mg/kg dose group. Complete response (UAS7=0) at week 24 was 57% in the 1.5 mg/kg dose group, 67% in the 3.0 mg/kg dose group and 43% in the 4.5 mg/kg dose group.

- Well-controlled disease (UCT≥ 12) at week 12 was 75% in the 1.5 mg/kg dose group, 63% in the 3.0 mg/kg dose group and 89% in the 4.5 mg/kg dose group. Well-controlled disease (UCT≥ 12) at week 24 was 75% in the 1.5 mg/kg dose group, 67% in the 3.0 mg/kg dose group and 67% in the 4.5 mg/kg dose group.

- During post-treatment follow up, 71% (10 of 14) of patients who had been treated with doses greater than or equal to 1.5 mg/kg and had a complete response (UAS7=0) at week 12, remained urticaria free at week 24 (patients received last dose of barzolvolimab at week 8).

- Profound and durable improvement in angioedema symptoms as measured through the weekly angioedema activity score (AAS7) was achieved across all dose levels evaluated with sustained activity observed with the 1.5 mg/kg and greater dose levels.

- Patients also reported improvements in quality of life outcomes as assessed by the Dermatology Life Quality Index (DLQI) which surveys patients' perceptions of symptoms and feelings, daily activities, leisure, work and school performance, personal relationships and treatment.

- Tryptase suppression, indicative of mast cell depletion, paralleled symptom improvement, demonstrating the impact of mast cell depletion on CSU disease activity.

- Barzolvolimab was well tolerated. Most AEs were mild or moderate in severity and resolved while on study. The most common treatment emergent adverse events were hair color changes, COVID-19, headache, neutropenia and urinary tract infections (UTIs). UTIs and COVID-19 were reported as unrelated to treatment. Generally transient, asymptomatic and mild changes in hematologic parameters were observed, consistent with observations from prior studies. No pattern of further decrease was observed with multiple dose administration.

Data from this study were reported across multiple medical meetings, including the American Academy of Allergy, Asthma & Immunology (AAAAI) Annual Meeting in February 2023, the European Academy of Allergy and Clinical Immunology (EAACI) Annual Congress in June 2023 and the European Academy of Dermatology & Venereology (EADV) Congress in October 2023.

In June 2022, we initiated dosing in a Phase 2 study in patients with CSU who remained symptomatic despite antihistamine therapy; in July 2023, we announced that enrollment was complete. The study is being conducted at approximately 75 sites across 9 countries. The study is a randomized, double-blind, placebo-controlled, parallel group Phase 2 study evaluating the efficacy and safety profile of multiple dose regimens of barzolvolimab to determine the optimal dosing strategy. 208 patients have been randomly assigned on a 1:1:1:1 ratio to receive subcutaneous injections of barzolvolimab at 75 mg every 4 weeks, 150 mg every 4 weeks, 300 mg every 8 weeks or placebo during a 16-week placebo-controlled treatment phase. After 16 weeks, patients then enter a 36-week active treatment period, in which patients receiving placebo or the 75 mg dose are randomized to receive barzolvolimab 150 mg every 4 weeks or 300 mg every 8 weeks; patients already randomized to the 150 mg and 300 mg treatment arms remain on the same regimen as during the placebo-controlled treatment period. After 52 weeks, patients then enter a follow-up period for an additional 24 weeks. The primary endpoint of the study is mean change in baseline to week 12 in UAS7 (weekly urticaria activity score). Secondary endpoints include safety and other assessments of clinical activity including ISS7 (weekly itch severity score), HSS7 (weekly hive severity score) and AAS7 (weekly angioedema activity score).

Topline data from this study were presented in November of 2023 and 12 week treatment results were presented at the American Academy of Allergy, Asthma & Immunology (AAAAI) Annual Meeting in February 2024. Data from the 208 patients randomized in the study showed that barzolvolimab achieved the primary efficacy endpoint, with a statistically significant mean change from baseline to week 12 in UAS7 compared to placebo at all dose levels. Secondary and exploratory endpoints in the study were also achieved at week 12 and strongly support the primary endpoint results, including changes in ISS7 and HSS7 and responder analyses. Importantly, barzolvolimab demonstrated rapid, durable and clinically meaningful responses in patients with moderate to severe CSU refractory to antihistamines, including patients with prior omalizumab treatment. Demographics and baseline disease characteristics were well balanced across treatment groups. The majority of patients on study had severe disease (UAS7≥28).

| Summary of Clinical Activity Assessments at Week 12 | | | | |
|---|---|---|---|---|
| | 300 mg Q8W (n=51) | 150 mg Q4W (n=52) | 75 mg Q4W (n=53) | Placebo (n=51) |
| **UAS7 Changes** | | | | |
| Baseline UAS7 (mean) | 31.33 | 30.75 | 30.30 | 30.09 |
| LS Mean change at Week 12 | -23.87 | -23.02 | -17.06 | -10.47 |
| LS Mean difference from placebo (Confidence Interval, p value) | -13.41 (CI: -17.47, -9.34) **p<0.0001** | -12.55 (CI:-16.56, -8.55) **p<0.0001** | -6.60 (CI:-10.71, -2.49) p=0.0017 | |
| **HSS7 Changes** | | | | |
| Baseline HSS7 (mean) | 14.92 | 15.05 | 14.86 | 14.47 |
| LS Mean change at Week 12 | -12.19 | -11.19 | -8.25 | -4.95 |
| LS Mean difference from placebo (Confidence Interval, p value) | -7.24 (CI:-9.36, -5.12) **p<0.0001** | -6.24 (CI:-8.33, -4.16), **p<0.0001** | -3.31 (CI:-5.40, -1.22), p=0.0020 | |
| **ISS7 Changes** | | | | |
| Baseline ISS7 (mean) | 16.42 | 15.70 | 15.44 | 15.61 |
| LS Mean change at Week 12 | -11.79 | -11.68 | -8.62 | -5.47 |
| LS Mean difference from placebo (Confidence Interval, p value) | -6.32 (CI: -8.50, -4.13), **p<0.0001** | -6.21 (CI: -8.38, -4.04), **p<0.0001** | -3.16 (CI: -5.41, -0.91), p=0.0061 | |
| **Responder Analyses/Clinical Responses** | | | | |
| UAS7=0 (Complete Control) | 37.5% | 51.1% | 22.9% | 6.4% |
| UAS7≤6 (Well-controlled) | 62.5% | 59.6% | 41.7% | 12.8% |

UAS7, HSS7 and ISS7 data were analyzed using ANCOVA model and multiple imputation.

Barzolvolimab demonstrated strong improvement in UAS7 independent of omalizumab status at Week 12. Approximately 20% (n=41) of enrolled patients received prior treatment with omalizumab and more than half of these patients had omalizumab-refractory disease. These patients experienced a similar clinical benefit as the overall treated population within their individual dosing groups consistent with the barzolvolimab mechanism of action.

Barzolvolimab was well tolerated with a favorable safety profile. Most adverse events were mild to moderate in severity; through 12 weeks, the most common treatment emergent adverse events in barzolvolimab treated patients were urticaria/CSU (10%), hair color changes (9%), and neutropenia/ANC decrease (8%). The rate of infections was similar between barzolvolimab treated patients and placebo with no association between neutropenia and infections.

Patients on study will continue to receive barzolvolimab for 52 weeks and we plan to report 52 week data in late 2024. We believe these results strongly support the further development of barzolvolimab in CSU and are currently planning two Phase 3 studies of barzolvolimab which we plan to initiate in summer 2024.

*Chronic Inducible Urticaria (CIndU)*

CIndUs are forms of urticaria that have an attributable cause or trigger associated with them, typically resulting in hives or wheals. The prevalence of CIndU is estimated at 0.5% of the total population and is reported to overlap in up to 36% of CSU patients (Weller et al. 2010. Hautarzt. 61(8), Bartlett et al. 2018. DermNet.Org). There are currently no approved therapies for chronic inducible urticarias other than antihistamines and patients attempt to manage symptoms associated with their disease through avoidance of triggers. We are currently exploring cold-induced and dermographism (scratch-induced) urticarias in an ongoing Phase 2 study.

We completed a Phase 1b open label clinical trial in CIndU in patients refractory to antihistamines, conducted in Germany. This study was designed to evaluate the safety of a single intravenous dose (3 mg/kg) of barzolvolimab in patients with cold urticaria (ColdU) or symptomatic dermographism (SD). The study was expanded to include a cohort (single dose, 3 mg/kg) in patients with cholinergic urticaria ("CholU") and a cohort at a lower dose (single dose, 1.5 mg/kg) in ColdU. Patient's symptoms were induced via provocation testing that resembles real life triggering situations. Secondary and exploratory objectives included pharmacokinetic and pharmacodynamic assessments, including changes from baseline provocation thresholds, measurement of tryptase and stem cell factor levels, clinical activity outcomes, quality of life assessments and measurement of tissue mast cells through skin biopsies.

Generally patients on study had high disease activity at baseline that was poorly controlled and marked impairment in quality of life. At 3 mg/kg in the ColdU and SD cohorts, safety results were reported for 21 patients and activity results were reported for the 20 patients who received a full dose of barzolvolimab. At 1.5 mg/kg in the ColdU cohort, safety results were reported for 10 patients and activity results were reported for the 9 patients who received a full dose of barzolvolimab. At 3 mg/kg in the cholinergic cohort, safety results were reported for 21 patients and activity results were reported for the 20 patients who received a full dose of barzolvolimab.

Rapid (as early as 1 week) and durable responses were observed in patients as assessed by provocation testing.

- A complete response was achieved in 95% (n=19/20) of patients with ColdU and SD treated with a single dose at 3 mg/kg (n=10/10 ColdU; n=9/10 SD), including 3 patients who experienced insufficient response to prior omalizumab treatment. The median duration (range) of complete response through the 12-week observation period was 77+ days (29–86; n=10) for patients with ColdU and 57+ days (16–70; n=9) for patients with SD. A UCT score of ≥12 (well controlled) was achieved by 80% (n=16/20) of the patients within week 4 post-treatment. By week 8, all patients (100%; n=20/20) achieved well-controlled urticaria, which was sustained to week 12 post-dose by 80% (n=16/20) of patients. Complete urticaria control (UCT=16) was achieved by 35% (n=7/20), 65% (n=13/20), and 40% (n=8/20) at weeks 4, 8, and 12, respectively.

- A complete response was achieved in 100% (n=9 of 9) patients with ColdU treated with a single dose at 1.5 mg/kg, including 4 patients with disease refractory to omalizumab. The median duration of complete response through the 12-week observation period was 51+ days (7+ weeks). Following barzolvolimab administration, all patients achieved well controlled disease (UCT>12) with 7 of 9 achieving complete control (UCT=16).

- A complete response was achieved in 56% (n=5 of 9) patients with cholinergic urticaria treated with a single dose at 3 mg/kg. Most responses remained durable through to week 12. 63% (5/8) patients reported well controlled disease (UCT ≥12) at week 8 and 50% (4/8) at week 12, respectively.

- Patients also reported improvements in quality of life outcomes as assessed by the Dermatology Life Quality Index (DLQI) which surveys patients' perceptions of symptoms and feelings, daily activities, leisure, work and school performance, personal relationships and treatment.

- A single dose of barzolvolimab led to marked decreases in tryptase and in skin mast cells. The kinetics correlated with improvements in provocation testing and clinical activity, consistent with a central role for mast cells in the pathogenesis of ColdU and SD. This confirmed that serum tryptase level is a robust pharmacodynamic biomarker for assessing mast cell burden and clinical activity in inducible urticaria and potentially in other diseases with mast cell driven involvement.

- Barzolvolimab was well tolerated across all cohorts. In the 3 mg/kg ColdU and SD cohorts, most adverse events were mild, and the most common (≥3 patients) were hair color changes (76%; n=16/21), infusion reactions (43%; n=9/21), taste changes (38%; n=8/21), nasopharyngitis (24%; n=5/21), malaise (24%; n=5/21), and headache (19%; n=4/21). Hair color changes (generally small areas of hair color lightening) and taste disorders (generally partial changes of ability to taste salt or umami) are consistent with inhibiting KIT signaling in other cell types and completely resolved over time during follow-up. One patient with a history of fainting experienced loss of consciousness during infusion. The patient rapidly recovered. Importantly, no evidence of mast cell activation as measured by serum tryptase monitoring was observed in this patient. Barzolvolimab was also generally well tolerated by patients in the 1.5 mg/kg ColdU cohort and the 3.0 mg/kg cholinergic cohort with a similar safety profile to that reported previously. Across the Phase 1b inducible urticaria study, mean hematology parameters generally remained within the normal ranges—an important finding for a KIT inhibitor. Mild, transient, and asymptomatic decreases in hemoglobin and white blood cell parameters occurred for some patients.

- Long term follow up data was collected from the 3.0 mg/kg cohorts in cold urticaria and symptomatic dermographism. 14 patients consented to the optional evaluation (6 cold, 8 symptomatic dermographism); 10 of the 14 still had complete control of their disease as assessed by provocation testing at week 12. Data were collected at one or more timepoints beyond week 12 through week 36. Most patients had return of symptoms and/or loss of urticaria control between 12 and 36 weeks. Remarkably, two patients remained provocation negative at 36 weeks, and four had well controlled disease (UCT ≥12) 36 weeks post dosing. Serum tryptase exhibits a similar rate of recovery as clinical symptoms, while skin mast cells return at a slower rate. Tissue KIT signaling, as approximated by SCF levels, was rapidly inhibited after dose administration and fully reactivated approximately 18 weeks after dosing. Tryptase levels return to pretreatment levels during follow up, while mast cells continue to recover. Drug related adverse events noted during the study all resolved.

Data from this study were reported in Allergy (Nov 2022) and across multiple medical meetings, including the GA²LEN Global Urticaria Forum (GUF) in December and the European Academy of Allergy and Clinical Immunology (EAACI) Annual Congress in June 2022.

In July 2022, we announced that the first patient had been dosed in a Phase 2 study in patients with CIndU who remain symptomatic despite antihistamine therapy. The study is being conducted at approximately 85 sites across approximately 12 countries. The randomized, double-blind, placebo-controlled, parallel group Phase 2 study is evaluating the efficacy and safety profile of multiple dose regimens of barzolvolimab in patients with CIndU to determine the optimal dosing strategy. Approximately 180 patients in 2 cohorts (differentiated by CIndU subtype) including 90 patients with cold urticaria and 90 patients with symptomatic dermographism will be randomly assigned on a 1:1:1 ratio to receive subcutaneous injections of barzolvolimab at 150 mg every 4 weeks, 300 mg every 8 weeks or placebo during a 20-week treatment phase. Patients will then enter a follow-up phase for an additional 24 weeks. In addition, the study includes the option for patients who have symptoms following the treatment phase, including patients who were on placebo, to enroll in an open label extension where all patients receive 300 mg of barzolvolimab every 8 weeks. The primary endpoint of the study is the percentage of patients with a negative provocation test at week 12 (using TempTest(R) and FricTest(R)). Secondary endpoints include safety and other assessments of clinical activity including CTT (Critical Temperature Threshold), CFT (Critical Friction Threshold) and WI-NRS (Worst itch numeric rating scale). Data from this study are expected in the second half of 2024.

*Prurigo Nodularis (PN)*

We have expanded clinical development of barzolvolimab into prurigo nodularis (PN). PN is a chronic skin disease characterized by the development of hard, intensely itchy (pruritic) nodules on the skin. Mast cells through their interactions with sensory neurons and other immune cells are believed to play an important role in amplifying chronic itch and neuroinflammation, both of which are a hallmark of PN. There is currently only one FDA approved therapy for PN, representing an area of significant unmet need. Industry sources estimate there are approximately 154,000 patients in the United States with PN who have undergone treatment within the last 12 months and, of these, approximately 75,000 would be biologic-eligible.

We have completed a Phase 1b multi-center, randomized, double-blind, placebo-controlled intravenous study in PN. Data from the study, including 24 weeks of follow-up, were presented at the 12th World Congress on Itch (WCI) held in November 2023. 24 adults (evaluable: n=23 safety; n=22 efficacy) with moderate to severe PN were randomized across three arms: (1) barzolvolimab 3.0 mg/kg (n=9), barzolvolimab 1.5 mg/kg (n=7) and placebo (n=8). The primary endpoint of the study was safety; key secondary endpoints include changes from baseline in Worst Itch-Numerical Rating Scale (WI-NRS) & Investigator Global Assessment (IGA). The primary timepoint for evaluation of clinical activity was 8 weeks; patients were followed for safety and efficacy endpoints to 24 weeks. Patients on study generally had moderate to severe disease with mean baselines scores across all arms of 8.6 for WI-NRS and 3.3 for IGA.

A single IV dose of 3.0 mg/kg barzolvolimab resulted in rapid and durable reductions in itch and healing of skin lesions in patients with moderate to severe PN and that barzolvolimab was generally well tolerated.

- At week 8, the percentage of patients with ≥4-point decrease in WI-NRS was 57% and 43% for the single dose 3.0 or 1.5 mg/kg barzolvolimab arms, respectively, and 25% for the placebo arm; this level of response generally persisted out to week 16. In the 3.0 mg/kg arm, a ≥4-point decrease in WI-NRS reduction was seen as early as the first week and reached a high of 71% of patients at week six which was distinct from both the 1.5 mg/kg barzolvolimab and placebo arms.

| % of Subjects with ≥4-point decrease in WI-NRS | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Dose | Week 1 | Week 2 | Week 3 | Week 4 | Week 5 | Week 6 | Week 7 | Week 8 |
| 1.5 mg/kg | 0 | 14 | 29 | 14 | 29 | 29 | 29 | 43 |
| **3.0 mg/kg** | **14** | **29** | **29** | **29** | **57** | **71** | **57** | **57** |
| placebo | 0 | 0 | 13 | 13 | 25 | 38 | 38 | 25 |

- At week 8, 29% of patients achieved clear or almost clear skin according to IGA following a single dose of barzolvolimab 3.0 mg/kg. This effect was noted as early as week 2 (the first clinic visit) and was maintained out to week 12/16. No patients treated at 1.5 mg/kg barzolvolimab or placebo achieved clear or almost clear skin according to IGA through week 8. 2 additional patients in the 1.5 mg/kg arm, 2 additional patients in the 3.0 mg/kg arm and 1 patient on placebo had IGA 0/1 at timepoints between weeks 8 and 24.

| % of Subjects with IGA 0/1 | | | | |
|---|---|---|---|---|
| Dose | Baseline | Week 2 | Week 4 | Week 8 |
| 1.5 mg/kg | 0 | 0 | 0 | 0 |
| **3.0 mg/kg** | **0** | **14** | **14** | **29** |
| placebo | 0 | 0 | 0 | 0 |

- Clinical activity was associated with profound serum tryptase reduction. At the 3.0 mg/kg dose, tryptase was profoundly reduced to, or below, the level of quantification and this level of reduction was maintained at least through 8 weeks. Tryptase reduction was observed in the 1.5 mg/kg arm but to a lesser extent.

- Adverse Events were generally mild to moderate in intensity and considered unrelated to treatment. During the initial 8 week observation period in the 3.0 mg/kg dosing arm, an anaphylactic reaction occurred in a complicated patient with multiple comorbidities; the event fully resolved without sequelae. Generally, AEs seen during the 24-week follow-up period were consistent with comorbidities commonly observed in the PN population.

We are currently planning for the initiation of a Phase 2 subcutaneous study in PN in early 2024. This randomized, double-blind, placebo-controlled, parallel group study will evaluate the efficacy and safety profile of 2 dose levels of barzolvolimab compared to placebo in approximately 120 patients with moderate to severe PN who had inadequate response to prescription topical medications, or for whom topical medications are medically inadvisable (such as concerns for safety). Patients will be randomly assigned on a 1:1:1 ratio to receive barzolvolimab injections of 150 mg Q4W after an initial loading dose of 450 mg, 300 mg Q4W after an initial loading dose of 450 mg, or placebo during a 24-week Treatment Phase. Participants will then enter a follow-up phase with no study treatment for an additional 16 weeks through week 40. The primary objective of this study is to evaluate the clinical effect of barzolvolimab, compared to placebo, on itch response as measured by the proportion of participants with ≥ 4-point improvement in the worst intensity itch per a numeric rating scale (WI-NRS). Secondary objectives include but are not limited to additional measures of itch response from baseline compared to different timepoints, the assessment of skin lesions as measured by the Investigator Global Assessment (IGA), QoL outcomes and safety. The study will include approximately 50 clinical trial centers worldwide, including the United States.

*Eosinophilic Esophagitis (EoE)*

In July of 2023, we announced that the first patient had been dosed in a Phase 2 study of eosinophilic esophagitis (EoE). EoE, the most common type of eosinophilic gastrointestinal disease, is a chronic inflammatory disease of the esophagus characterized by the infiltration of eosinophils. This chronic inflammation can result in trouble swallowing, chest pain, vomiting and impaction of food in the esophagus, a medical emergency. Several studies have suggested that mast cells may be an important driver in the disease, demonstrating that the number and activation state of mast cells are greatly increased in EoE biopsies and that mast cell signatures correlate with markers of inflammation, fibrosis, pain and disease severity. Currently, there is only one FDA approved therapy for EoE, representing an area of significant unmet need. Industry sources estimate there are approximately 160,000 patients in the United States with EoE who have undergone treatment within the last 12 months and, of these, approximately 48,000 would be biologic-eligible. Given the lack of effective therapies for EoE and barzolvolimab's potential as a mast cell depleting agent, we believe EoE is an important indication for future study.

The randomized, double-blind, placebo-controlled, parallel group Phase 2 study is evaluating the efficacy and safety profile of subcutaneous barzolvolimab in patients with active EoE. To optimize potential efficacy signal in this difficult to treat indication, we have recently amended the protocol to dose 300 mg every 4 weeks rather than 8 weeks. Approximately 75 patients will be enrolled in total. In the revised protocol, patients will be randomly assigned on a 1:1 ratio to receive subcutaneous injections of barzolvolimab at 300 mg every 4 weeks or placebo during a 16-week placebo-controlled treatment phase. Patients then enter a 12-week active treatment phase, in which all patients will receive barzolvolimab 300 mg every 4 weeks. Patients then enter a follow-up phase for an additional 16 weeks. The primary endpoint of the study is reducing esophageal intraepithelial infiltration of mast cells as assessed by peak esophageal intraepithelial mast cell count. Secondary endpoints include the reduction of symptoms of dysphagia and esophageal intraepithelial infiltration of eosinophils and safety. The study includes approximately 60 clinical trial centers across 8 countries, including the United States. Enrollment is ongoing.

*Additional Barzolvolimab Development Activities*

In 2023, we completed the transfer of our current barzolvolimab manufacturing process to a CMO and successfully scaled up the drug substance manufacturing process to produce larger cGMP batches in support of late-stage trials and to prepare for potential commercialization. Drug product manufacturing into 1 mL pre-filled syringes has been completed in support of Phase 3 trials. We are in the process of scaling up our drug product manufacturing. We believe that barzolvolimab can be scaled up to permit drug product manufacturing in commercial quantities.

In February 2022, we reported interim data after completing the in-life dosing portion of our six-month chronic toxicology study in non-human primates. The only clinically adverse finding at the completion of dosing was a profound impact on spermatogenesis, an expected and well understood effect of KIT inhibition. As a standard part of toxicology studies, some animals from each group continued to be observed through a recovery period to understand the reversibility of any adverse findings. Due to the very high concentrations of barzolvolimab at the end of dosing, the recovery period was approximately one year. As we expected, and consistent with previous findings with KIT blocking antibodies, we were pleased to report in December 2022, that during this recovery period spermatogenesis fully recovered in all male animals as measured by both sperm count and motility. The final histologic analysis and study report were completed in early 2023 and were consistent with previously reported results. We are encouraged with these findings and believe these data strongly support continued development of barzolvolimab.

*Bispecific Platform*

Our next generation bispecific antibody platform is supporting the expansion of our pipeline with additional candidates for inflammatory diseases and oncology. Targets are being selected based on new science as well as their compatibility to be used in bispecific antibody formats with our existing antibody programs. Development is focused on emerging, important pathways controlling inflammatory diseases or immunity to tumors.

*CDX-585*

CDX-585 combines our proprietary highly active PD-1 blockade and anti-ILT4 blockade to overcome immunosuppressive signals in T cells and myeloid cells, respectively. ILT4 is emerging as an important immune checkpoint on myeloid cells and is thought to contribute to resistance to PD-1 blockade. Interactions of PD-1 and ILT4 with their ligands are known to deliver immune suppressive signals that can attenuate anti-tumor immune responses. The concept behind CDX-585 is to simultaneously inhibit both T cell and myeloid suppressive signals to potentiate the anti-tumor activity of both cell types, and potentially overcome PD-1 resistance. In preclinical studies, CDX-585 was demonstrated to be a potent inhibitor of PD-1 signaling in comparison to the approved PD-1 antibody, nivolumab. In addition, CDX-585 activated and promoted a strong inflammatory phenotype in human macrophage and dendritic cell cultures. Together these activities of CDX-585 enhanced the response in a mixed lymphocyte reaction assay above that observed for either parental mAb or the combination of the PD-1 and ILT4 mAbs. The *in vivo* efficacy of CDX-585 was also demonstrated in a melanoma humanized mouse model. CDX-585 has successfully completed GMP manufacturing and IND-enabling studies to support clinical development. CDX-585 will initially be developed for the treatment of solid tumors either as monotherapy or in combination with other oncologic treatments.

In late May 2023, we announced that the first patient had been dosed in the Phase 1 study of CDX-585. This open-label, multi-center, intravenous study of CDX-585 is being evaluated in patients with advanced or metastatic solid tumors that have progressed during or after standard of care therapy. The dose-escalation phase of the study (n=~30 patients) is designed to determine a maximum tolerated dose (MTD) and to select CDX-585 dose(s) for future evaluation in tumor specific expansion cohorts. In the first phase, increasing doses of CDX-585 will be administered intravenously (0.03 mg/kg up to 10.0 mg/kg) every 2 weeks until confirmed disease progression, intolerance, or for a maximum of 2 years. In the second phase, potential expansion cohorts will evaluate the safety, tolerability and biologic effects, including anti-tumor activity, of selected dose level(s) of CDX-585 in specific tumor types. Enrollment is ongoing.

## Partnerships

We may enter into co-development and commercialization partnerships for any of our programs where appropriate. In the past, we have entered into collaborative partnership agreements with pharmaceutical and other companies and organizations that provided financial and other resources, including capabilities in research, development, manufacturing, and sales and marketing, to support our research and development programs and may enter into more of them in the future.

Partnership agreements may terminate without benefit to us if the underlying products are not fully developed. If we fail to meet our obligations under these agreements, they could terminate, and we might need to enter into relationships with other collaborators and to spend additional time, money and other valuable resources in the process. We cannot predict whether our collaborators will continue their development efforts or, if they do, whether their efforts will achieve success. Many of our collaborators face the same kinds of risks and uncertainties in their businesses that we face. A delay or setback to a partner will, at a minimum, delay the commercialization of any affected drug candidates, and may ultimately prevent it. Moreover, any partner could breach its agreement with us or otherwise not use best efforts to promote our products. A partner may choose to pursue alternative technologies or products that compete with our technologies or drug candidates. In either case, if a partner failed to successfully develop one of our drug candidates, we would need to find another partner. Our ability to do so would depend upon our legal right to do so at the time and whether the product remained commercially viable.

## Research Collaboration and License Agreements

We have entered into license agreements whereby we have received licenses or options to license technology, specified patents and/or patent applications. These license and collaboration agreements generally provide for royalty payments equal to specified percentages of product sales, annual license maintenance fees, continuing patent prosecution costs and potential future milestone payments to third parties upon the achievement of certain development, regulatory and/or commercial milestones. Summarized below are our significant research collaboration and license agreements for our current clinical drug candidates.

*Yale University (Yale)*

Under a license agreement with Yale, we may be required to make a one-time payment to Yale of $3.0 million with respect to barzolvolimab upon achievement of a specified commercial milestone. In addition, we may be required to pay a low single-digit royalty on annual worldwide net sales of barzolvolimab. Unless earlier terminated by us or Yale, the Yale license agreement is due to expire no later than May 2038 but may expire earlier on a country-by-country basis under specified circumstances.

## Competition

The biotechnology and pharmaceutical industry is intensely competitive and subject to rapid and significant technological change. Many of the products that we are attempting to develop and commercialize will be competing with existing therapies. Other companies are pursuing the development of new therapies that target the same diseases and conditions that we are targeting and may compete directly with our drug candidates. We face competition from companies, major universities and research institutions in the United States and abroad, including a number of large pharmaceutical companies, as well as firms specialized in the development and production of targeted therapies and immune modulators. Some of our competitors possess substantially greater financial, technical and human resources than we do.

The competitors of which we are aware that have initiated a Phase 3 study or have obtained marketing approval for a potentially competitive drug to barzolvolimab for treatment of CSU, CIndU, PN and EoE include: Allakos (lirentelimab for EoE), Celltrion (CT-P39; omalizumab biosimilar for CSU), Galderma/Chugai (nemolizumab for PN), Novartis (remibrutinib for CSU), and Regeneron/Sanofi (Dupixent for CSU, CIndU, PN and EoE).

Our competitors may utilize discovery technologies and techniques or partner with collaborators in order to develop products more rapidly or successfully than us or our collaborators are able to. In addition, some competitors have significantly greater experience than we have in conducting preclinical and nonclinical testing and human clinical trials of drug candidates, scaling up manufacturing operations and obtaining regulatory approvals of drugs and manufacturing facilities. Accordingly, our competitors may succeed in obtaining regulatory approval for drugs more rapidly than we do. If we obtain regulatory approval and commence commercial sales of our drug candidates, we also will compete with respect to manufacturing efficiency and sales and marketing capabilities, areas in which we currently have limited experience.

In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products or technologies and may establish exclusive collaborative or licensing relationships with our competitors. Moreover, technology controlled by third parties that may be advantageous to our business may be acquired or licensed by our competitors, thereby preventing us from obtaining technology on commercially reasonable terms, if at all. We will also compete for the services of third parties that may have already developed or acquired internal biotechnology capabilities or made commercial arrangements with other biopharmaceutical companies to target the diseases on which we have focused both in the U.S. and outside of the U.S.

We also face competition in recruiting and retaining highly qualified scientific personnel and consultants and in the development and acquisition of technologies.

Our competitive position will depend upon our ability to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary products or processes and secure sufficient capital resources for the often lengthy period between technological conception and commercial sales. We will require substantial capital resources to complete development of some or all of our drug candidates, obtain the necessary regulatory approvals and successfully manufacture and market our drug candidates. In order to secure capital resources, we anticipate having to sell additional capital stock, which would dilute existing stockholders. We may also attempt to obtain funds through research grants and agreements with commercial collaborators. However, these types of funding are uncertain because they are at the discretion of the organizations and companies that control the funds. As a result, we may not receive any funds from grants or collaborations. Alternatively, we may borrow funds from commercial lenders, likely at high interest rates, which would increase the risk of any investment in us.

**Manufacturing**

We are a research and development company and have limited experience in commercial manufacturing. To conduct late-stage clinical trials, as well as manufacture and commercialize our drug candidates, we engage Contract Manufacturing Organizations (CMOs) to manufacture our drug candidates on a large scale at a competitive cost and in accordance with current Good Manufacturing Practices (cGMP) and U.S. and foreign regulatory requirements, as applicable. We also rely on CMOs for labeling and storage for studies inside and outside the U.S.

We currently operate our own cGMP manufacturing facility in Fall River, Massachusetts, to produce drug substance for our current and planned early-stage clinical trials. Our Fall River manufacturing facility has 250L and 1000L bioreactor capacity and is able to manufacture in compliance with FDA and EU regulations, allowing us to distribute drug candidates to clinical sites in the U.S., EU and ROW for early-stage clinical trials. We have manufactured barzolvolimab and CDX-585 drug substance in our Fall River facility for our current and planned Phase 1 and Phase 2 clinical trials. All products are then filled at CMOs. Any manufacturing failures or compliance issues at contract manufacturers could cause delays in our Phase 1 and Phase 2 clinical studies for these drug candidates.

Our barzolvolimab drug product is currently administered subcutaneously. The subcutaneous formulation will allow for potential self-administration at home setting versus the need for intravenous dosing in a hospital or clinic setting. The subcutaneous form could improve the patient experience if the product becomes available commercially. In 2023, we completed the transfer of our current barzolvolimab manufacturing process to a CMO and successfully scaled up the drug substance manufacturing process to produce larger cGMP batches in support of late-stage trials and to prepare for potential commercialization. Drug product manufacturing into 1 mL pre-filled syringes has been completed in support of Phase 3 trials. We are in the process of scaling up our drug product manufacturing. We believe that barzolvolimab can be scaled up to permit drug product manufacturing in commercial quantities.

## Commercial Organization

We have limited commercial experience in marketing, sales, distribution and product reimbursement. We have the capability to provide current and future market insights to our research and development organization regarding our potential drug candidates. In the future, we may choose to expand our commercial team and build a full-scale commercial organization which we believe could provide us the opportunity to retain marketing rights to our drug candidates and commercialize such products ourselves where we deem appropriate or pursue strategic partnerships to develop, sell, market and distribute our drug candidates where we deem appropriate.

## Patents, Licenses and Proprietary Rights

In general, our intellectual property strategy is to protect our technology by filing patent applications and obtaining patent rights covering our own technology, both in the United States and in foreign countries that we consider important to our business. In addition, we have acquired and will seek to acquire as needed or desired, exclusive rights of others through assignment or license to complement our portfolio of patent rights. We also rely on trade secrets, unpatented know-how and technological expertise and innovation to develop and maintain our competitive position.

*Patents*

The successful development and marketing of products by us will depend in part on our ability to create and maintain intellectual property, including patent rights. We are the owner or exclusive licensee to proprietary patent positions in the areas of immunotherapy technologies and antibody technologies. Although we continue to pursue patent protection for our products, no assurance can be given that any pending application will issue as a patent, that any issued patent will have a scope that will be of commercial benefit or that we will be able to successfully enforce our patent position against infringers. We routinely review our patent portfolio and adjust our strategies for prosecution and maintenance of individual cases according to a number of factors, including program priorities, stage of development and patent term.

The key patents and patent applications owned by us or licensed to us that we consider important to our current clinical programs include the following (except where stated otherwise, the indicated and estimated patent expiry dates are the estimated normal expirations if all maintenance fees and annuities are paid when due, and do not include any possible additional terms for Patent Term Adjustments (PTAs), Patent Term Extensions (PTEs), other term extensions or Supplementary Protection Certificates (SPCs), if these may be secured in due course):

- We own a portfolio of patents and patent applications directed to barzolvolimab and other anti-KIT receptor antibodies. These patents and patent applications include claims directed to particular anti-KIT antibody compositions of matter, including barzolvolimab compositions of matter, and methods of using such antibodies. A composition of matter patent has been issued in the U.S. which would have an estimated patent expiry date in 2034 (this includes additional term due to PTA, but does not include any PTE if this may be secured in due course) and further U.S. patent applications are pending. Patents have also been issued in Europe, Japan, Canada, China, Australia, New Zealand, Israel, India, the Republic of Korea, the Russian Federation, Singapore, Brazil, Mexico, South Africa and certain other countries. Where issued the foregoing would have estimated normal patent expiry dates ranging from 2032 to 2033. Further (later filed) patent applications (relating to Fc sequences used in barzolvolimab and certain uses of barzolvolimab) are pending in the U.S., the European Patent Office, Japan, Canada, China, Australia, New Zealand, Israel, India, the Republic of Korea, the Eurasian Patent Office, Brazil, Mexico and South Africa. If, when and where issued the latter would have estimated normal patent expiry dates in 2042.

- We own a family of patent applications directed to anti-ILT4 antibody sequences used in CDX-585 as compositions of matter. Patent applications in this family are pending in the U.S., the European Patent Office, Japan, Canada, China,

Australia, New Zealand, Israel, India, the Republic of Korea, the Eurasian Patent Office, Singapore, Brazil, Mexico and South Africa. If, when and where issued the foregoing would have estimated normal patent expiry dates in 2042. We also have rights outside of China, Taiwan, Hong Kong and Macao in further pending international and regional and national patent applications relating to the bispecific antibody CDX-585. Of these, a co-owned international patent application which includes composition of matter claims directed to the bispecific antibody CDX-585 is pending in the international phase, and licensed regional and national patent applications which include composition of matter claims directed to the anti-PD-1 antibody sequences used in CDX-585 are pending in the U.S., the European Patent Office, Japan, Canada, Australia and the Republic of Korea. If, when and where issued the foregoing would have estimated normal patent expiry dates ranging from 2041 to 2042.

There can be no assurance that patent applications owned by or licensed to us will result in granted patents or that, if granted, the resultant patents will afford protection against competitors with similar technology. It is also possible that third parties may obtain patents or other proprietary rights that may be necessary or useful to us. In cases where third parties are first to invent a particular product or technology, it is possible that those parties will obtain patents that will be sufficiently broad to prevent us from using important technology or from further developing or commercializing important drug candidates and immunotherapeutic systems. If licenses from third parties are necessary but cannot be obtained, commercialization of the covered products might be delayed or prevented. Even if these licenses can be obtained, they would probably require us to pay ongoing royalties and other costs, which could be substantial.

Although a patent has a statutory presumption of validity in the United States, the issuance of a patent is not conclusive as to validity or as to the enforceable scope of the patent claims. The validity or enforceability of a patent after its issuance by the Patent and Trademark Office can be challenged in litigation. As a business that uses a substantial amount of intellectual property, we face a heightened risk of intellectual property litigation. If the outcome of the litigation is adverse to the owner of the patent, third parties may then be able to use the invention covered by the patent without authorization or payment. There can be no assurance that our issued patents or any patents subsequently issued to or licensed by us will not be successfully challenged in the future. In addition, there can be no assurance that our patents will not be infringed or that the coverage of our patents will not be successfully avoided by competitors through design innovation.

We are aware that others, including universities and companies, have filed patent applications and have been granted patents in the United States and other countries which claim subject matter potentially useful or necessary to the commercialization of our products. The ultimate scope and validity of existing or future patents which have been or may be granted to third parties, and the availability and cost of acquiring rights in those patents necessary to the manufacture, use or sale of our products presently cannot be determined by us.

Third parties may have or may obtain valid and enforceable patents or proprietary rights that could block us from developing products using our technology, including:

- certain patents and pending patent applications in the United States and foreign countries relating to particular receptors, antigens and antigenic fragments targeted by our current drug candidates; and

- certain patents and pending patent applications in the United States and foreign countries relating to antibodies targeting certain receptors and other targets including anti-ILT4 antibodies, anti-PD-1 antibodies, anti-SCF antibodies, anti-TSLP antibodies and certain other antibodies and their sequences and uses.

In addition to the patents referred to in the previous paragraphs, there may be other patent applications and issued patents belonging to competitors that may require us to alter our drug candidates and immunotherapeutic delivery systems, pay licensing fees or cease some of our activities. If our drug candidates conflict with patents that have been or may be granted to competitors, universities or others, the patent owners could bring legal action against us claiming damages and seeking to enjoin manufacturing and marketing of the patented products. If any of these actions is successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. There can be no assurance that we would prevail in any such action or that any license required under any such third-party patent would be made available on acceptable terms or at all. We believe that there may be significant litigation in the biotechnology industry regarding patent and other intellectual property rights. If we become involved in that litigation, we could consume substantial resources.

*Licenses*

We have entered into significant license agreements relating to technologies that are being developed by us. Typically, institutions have granted us an exclusive worldwide license (with right to sublicense) to make, use and sell products embodying the licensed technology, subject to the reservation by the licensor of a non-exclusive right to use the technologies for non-commercial research purposes. Generally, the term of each license is through the expiration of the last of the patents issued with respect to the technologies covered by the license and/or a specified period from first commercial sale on a territory-by- territory basis. We have generally agreed to use reasonable efforts to develop and commercialize licensed products and to achieve specified milestones and pay license fees, milestone payments and royalties based on the net sales of the licensed products or to pay a percentage of sublicense income. If we breach our obligations, the licensor has the right to terminate the license, and, in some cases, convert the license to a non-exclusive license. Generally, we control and are responsible for the cost of defending the patent rights of the technologies that we license.

*Proprietary Rights*

We also rely on unpatented technology, trade secrets and confidential information, and no assurance can be given that others will not independently develop substantially equivalent information and techniques or otherwise gain access to our know-how and information, or that we can meaningfully protect our rights in such unpatented technology, trade secrets and information. We require each of our employees, consultants and advisors to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. The agreements generally provide that all inventions conceived by the individual in the course of employment or in providing services to us and all confidential information developed by, or made known to, the individual during the term of the relationship shall be the exclusive property of us and shall be kept confidential and not disclosed to third parties except in limited specified circumstances. There can be no assurance, however, that these agreements will provide meaningful protection for our information in the event of unauthorized use or disclosure of such confidential information.

**Government Regulation**

Our activities and products are significantly regulated by a number of governmental entities, including the U.S. Food and Drug Administration, or FDA, in the United States and by comparable authorities in other countries. These entities regulate, among other things, the manufacture, testing, safety, effectiveness, labeling, documentation, advertising and sale of our products. We must obtain regulatory approval from the FDA and comparable authorities in other countries, as applicable, for our drug candidates before we can commercialize such drugs in the U.S. and foreign jurisdictions. Product development within this regulatory framework takes a number of years and involves the expenditure of substantial resources. Many drug candidates that initially appear promising ultimately do not reach the market because they are found to be unsafe or ineffective when tested. Our inability to commercialize a product would impair our ability to earn future revenues.

*FDA Approval Process*

In the United States, the FDA regulates drugs and biological products under the Federal Food, Drug, and Cosmetic Act, or FDCA, the Public Health Service Act, or PHSA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA's refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of untitled or warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, civil penalties and criminal prosecution.

The process required by the FDA before a drug or biological product may be marketed in the United States generally involves the following:

- completion of preclinical studies and formulation studies in compliance with the FDA's good laboratory practice, or GLP, regulations;

- submission to the FDA of an investigational new drug, or IND, application which must become effective before human clinical trials may begin;

- approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

- performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug or biological product for each indication;

- submission to the FDA of a new drug application, or NDA, or a biologics license application, or BLA, as applicable;

- satisfactory completion of an FDA advisory committee review, if applicable;

- satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the drug's identity, strength, quality and purity; and

- FDA review and approval of the NDA or BLA.

We expect that all of our clinical drug candidates will be subject to review as biological products under BLA standards.

Data obtained at any stage of testing is susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Moreover, during the regulatory process, new or changed drug approval policies may cause unanticipated delays or rejection of our product. We may not obtain necessary regulatory approvals within a reasonable period of time, if at all, or avoid delays or other problems in testing our products. Moreover, even if we received regulatory approval for a product, the approval may require limitations on use, which could restrict the size of the potential market for the product.

*Clinical Trials*

The FDA provides that human clinical trials may begin 30 days after receipt and review of an IND application, unless the FDA requests additional information or changes to the study protocol within that period. An IND must be sponsored and filed for each of our proposed drug candidates. Authorization to conduct clinical trials in no way assures that the FDA will ultimately approve the product. Clinical trials are generally conducted in three sequential phases. In a Phase 1 trial, the product is given to a small number of patients to test for safety (adverse effects), determine a recommended Phase 2 dose(s) and evaluate any signals of efficacy. Phase 2 trials are conducted on a limited group of the target patient population; safety, optimal dosage and efficacy are studied. A Phase 3 trial is performed in a large patient population, generally over a wide geographic area to provide evidence for the safety and efficacy of the product. The FDA maintains and exercises oversight authority throughout the clinical trial process.

A product's safety and effectiveness in one clinical trial is not necessarily indicative of its safety and effectiveness in another clinical trial. Moreover, we may not discover all potential problems with a product even after completing clinical trials on it. Some of our products and technologies have undergone only preclinical testing. As a result, we do not know whether they are safe or effective for humans. Also, regulatory authorities may decide, contrary to our findings, that a product is unsafe or not as effective in actual use as its clinical trial results indicated. This could prevent the product's widespread use, require its withdrawal from the market or expose us to liability. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients. Any such action could materially harm us. Clinical trials are critical to the success of our products but are subject to unforeseen and uncontrollable delay, including delay in enrollment of patients. Any delay in clinical trials could delay our commercialization of a product.

*Disclosure of Clinical Trial Information*

Sponsors of clinical trials of FDA-regulated products, including biological products, are required to register and disclose certain clinical trial information on the website www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, trial sites and investigators, and other aspects of a clinical trial are then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of clinical trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of clinical development programs as well as clinical trial design.

*Marketing Approval*

Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product's pharmacology, chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. FDA approval of the NDA or BLA is required before marketing of the product may begin in the United States. Under federal law, the submission of most NDAs and BLAs is additionally subject to a substantial application user fee and the sponsor of an approved NDA or BLA is also subject to annual prescription drug program fees.

The FDA conducts a preliminary review of all NDAs and BLAs within the first 60 days after receipt before accepting them for filing based on the agency's threshold determination that they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA or BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review of NDAs and BLAs. Most such applications for non-priority products are reviewed within ten to twelve months after filing, and most applications for priority review products, that is, drugs and biologics that the FDA determines represent a significant improvement over existing therapy, are reviewed in six to eight months after filing. The review process may be extended by the FDA for three additional months to consider certain late-submitted information or clarification regarding information already provided in the submission. The FDA may also refer applications for novel drugs or biological products or products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA or BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP and integrity of the clinical data submitted.

The testing and approval processes require substantial time, effort and financial resources, and each may take many years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to develop our drug candidates and secure necessary governmental approvals, which could delay or preclude us from marketing our products.

After the FDA's evaluation of the NDA or BLA and inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the drug or biological product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the NDA or BLA, the FDA will resume review and may subsequently issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

Even if the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post- approval studies, including Phase 4 clinical trials, be conducted to further assess a drug's safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as changes in indications, manufacturing changes and labeling, are subject to further testing requirements and FDA review and approval.

*Special Regulatory Procedures*

*Fast track designation* — The FDA is required to facilitate the development and expedite the review of drugs and biologics that are intended for the treatment of a serious or life-threatening disease or condition and that demonstrate the potential to address unmet medical needs. Under the fast track program, the sponsor of a new drug or biologic candidate may request the FDA to designate the product for a specific indication as a fast track product, concurrent with or after the filing of the IND for the drug candidate. A drug that receives fast track designation is eligible for some or all of the following: (i) more frequent meetings with the FDA to discuss the drug's development plan and ensure collection of appropriate data needed to support drug approval; (ii) more frequent written communication from the FDA about such things as the design of the proposed clinical trials and use of biomarkers; (iii) eligibility for accelerated approval and priority review, if relevant criteria are met; and (iv) "Rolling Review," which means that a drug company can submit completed sections of its BLA or NDA for review by the FDA, rather than waiting until every section of the NDA or BLA is completed before the entire application can be reviewed. This rolling review is available if the applicant provides and the FDA approves a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA's time period goal for reviewing a fast track application does not begin until the last section of the NDA or BLA is submitted. In addition, the fast track designation may be withdrawn by the FDA if it believes that the designation is no longer supported by data emerging in the clinical trial process.

*Priority review* — Under FDA policies, a drug candidate may be eligible for priority review. The priority review program provides for expedited review or an NDA or BLA, typically within a six to eight month time frame from the time a complete application is accepted for filing. Products regulated by the FDA's Center for Drug Evaluation and Research, or CDER, are eligible for priority review if they provide a significant improvement compared to marketed products in the treatment, diagnosis or prevention of a disease. Products regulated by the FDA's Center for Biologics Evaluation and Research, or CBER, are eligible for priority review if they provide a significant improvement in the safety or effectiveness of the treatment, diagnosis or prevention of a serious or life-threatening disease. A fast track designated drug candidate could be eligible for priority review if supported by clinical data at the time of the BLA or NDA submission.

*Accelerated approval* — Under the law and the FDA's accelerated approval regulations, the FDA may approve a drug or biologic for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based on a surrogate endpoint that is reasonably likely to predict clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

*Breakthrough therapy designation* — The FDA is also required to expedite the development and review of the application for approval of drugs that are intended to treat a serious or life-threatening disease or condition where preliminary clinical evidence indicates that the drug candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Under the breakthrough therapy program, the sponsor of a new drug candidate may request that the FDA designate the drug candidate for a specific indication as a breakthrough therapy concurrent with, or after, the filing of the IND for the drug candidate.

*Orphan drug designation* — Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is generally defined as a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA or BLA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug or biologic for the same orphan indication, except in limited circumstances. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA or BLA application user fee.

*Pediatric Information*

Under the Pediatric Research Equity Act of 2003, an NDA, BLA or supplement to an NDA or BLA must contain data that are adequate to assess the safety and effectiveness of the drug or biological product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Under the Food and Drug Administration Safety and Innovation Act, or FDASIA, the FDA has additional authority to take action against manufacturers not adhering to pediatric study requirements. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan drug designation.

*Post Approval*

Any drug or biological products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA or BLA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product's safety and effectiveness after commercialization. Regulatory approval of oncology products often requires that patients in clinical trials be followed for long periods to determine the overall survival benefit of the drug or biologic.

In addition, drug and biologic manufacturers and other entities involved in the manufacture and distribution of approved drugs and biological products are required to register their establishments with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. The FDA was also granted new inspection authorities under FDASIA. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical trials to assess new safety risks or imposition of distribution or other restrictions under a Risk Evaluation and Mitigation Strategy program. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

- fines, untitled and warning letters or holds on post-approval clinical trials;

- refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

- product seizure or detention, or refusal to permit the import or export of products; or

- consent decrees, injunctions or the imposition of civil or criminal prosecution.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs and biologics may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA, the Office of the Inspector General of Health and Human Services and other agencies actively enforce the laws and regulations prohibiting the promotion of off label uses, and a company that is found to have improperly promoted off label uses may be subject to significant liability.

*Biosimilars and Exclusivity*

The Biologics Price Competition and Innovation Act of 2009 ("BPCIA") created an abbreviated approval pathway for biological products shown to be highly similar to, or interchangeable with, an FDA-licensed reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

The BPCIA includes, among other provisions, a 12-year exclusivity period from the date of first licensure, or BLA approval, of the reference product, during which approval of a 351(k) application referencing that product may not be made effective; a four-year exclusivity period from the date of first licensure of the reference product, during which a 351(k) application referencing that product may not be submitted; and an exclusivity period for certain biological products that have been approved through the 351(k) pathway as interchangeable biosimilars.

The BPCIA also establishes procedures for identifying and resolving patent disputes involving applications submitted under section 351(k) of the PHSA.

The BPCIA is complex and its interpretation and implementation by the FDA remains unpredictable. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate effect, implementation, and meaning of the BPCIA is subject to uncertainty.

*Federal and State Fraud and Abuse, Data Privacy and Security and Transparency Laws*

In addition to FDA restrictions on marketing and promotion of pharmaceutical products, several other types of federal and state laws have been applied to restrict certain marketing business practices in the biopharmaceutical and medical device industries in recent years. These laws include, without limitation, state and federal anti-kickback statutes and false claims statutes and false claims laws, data privacy and security laws, as well as transparency laws regarding payments or other items of value provided to health care providers. Applicable state law may be broader in scope than federal law and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal and civil and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government health care programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to health care professionals.

In addition, the United States Foreign Corrupt Practices Act, or FCPA, prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any official of another country, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in that capacity. In many countries, the health care professionals we may interact with may meet the FCPA's definition of a foreign government official.

*Foreign Regulation*

In order to market any therapeutic or diagnostic product outside of the United States, we need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we need to obtain the necessary approvals by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others.

Under the EU regulatory system, we will submit all of our marketing authorization applications under the centralized procedure. The centralized procedure is compulsory for medicines produced by biotechnology, or are for the treatment of cancer, or officially designated as 'orphan medicines.' The centralized procedure provides for the grant of a single marketing authorization that is valid for all EU member states. As in the United States, we may apply for designation of a drug candidate as an orphan drug for the treatment of a specific indication in the EU before the application for marketing authorization is made. The European Medicines Agency ("EMA") grants orphan medicinal product designation to promote the development of products that may offer therapeutic benefits for life-threatening or chronically debilitating conditions affecting not more than five in 10,000 people in the EU. Orphan drugs in Europe enjoy economic and marketing benefits, including a 10-year market exclusivity period for the approved indication, but not for the same product, unless another applicant can show that its product is safer, more effective or otherwise clinically superior to the orphan-designated product.

*Other Regulatory Processes*

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing and marketing of products regulated by the FDA.

In addition to new legislation, FDA regulations and policies are often revised or interpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative changes will be enacted or whether FDA regulations, guidance, policies or interpretations will change or what the effect of such changes, if any, may be.

**Third-Party Payor Coverage and Reimbursement**

Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we obtain regulatory approval. Sales of any of our drug candidates, if approved, will depend, in part, on the extent to which the costs of the drugs will be covered by third-party payors, including government health programs such as Medicare and Medicaid, as well as commercial health insurers, such as managed care organizations. The process for determining reimbursement rates is separate from the payor coverage decision. Therefore, despite obtaining coverage, reimbursement rates may be lower than expected, which can result in larger out-of-pocket payments for the patient.

In order to secure coverage and reimbursement for any drug that might be approved for sale, we need to conduct analyses and pharmaco-economic studies in order to demonstrate the incremental medical benefit over and above the generally-accepted standard of care and cost-effectiveness of the drug. Our drug candidates may not be considered medically necessary, provide insufficient incremental medical benefit, or may not be deemed cost-effective. A payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved.

The containment of health care costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. Given that the Inflation Reduction Act is now in place, potential implications for the biopharma industry are being assessed. In the meantime, third-party payors are increasingly challenging the prices charged for medical products and services and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. If these third-party payors do not consider our drugs to be cost-effective compared to other available therapies, they may not cover our drugs after approval as a benefit under their plans or, if they do, the level of reimbursement and/or restrictions in formulary placement may be such that they would significantly limit projected sales volumes. In addition to third-party payors, we will also need to negotiate formulary placement with hospitals, health systems and certain independent delivery networks. Such negotiations may be more protracted than anticipated and may be compromised because of similar considerations, relating to insufficient incremental medical benefit and/or cost-effectiveness.

Pricing and reimbursement schemes vary widely from country to country. For example, certain EU member states may approve a specific price and volume for a drug product after which incremental revenues or profits need to be paid back by way of rebates. They may also institutionalize utilization restrictions, curb physicians' drug budgets, provide conditional reimbursement schemes that require additional evidence to be generated post-marketing authorization, etc. The downward pressure on health care costs in general, including prescription drugs, has been evident in EU markets for some time and is now a major focus of federal and state governments in the U.S. As a result, increasingly high barriers are being erected to the pricing and reimbursement of new drugs, despite regulatory efforts to bring drugs to market sooner. Cross- border trade has existed for some time in the EU, allowing pharmacies in one country to import, at a lower price, drug from another country, further exerting pricing pressures across the EU. There is U.S. legislation that establishes a process for states to import less expensive drugs from Canada to the U.S. In January 2024, the FDA authorized the state of Florida to establish such a program, although Florida must take several other steps before drugs begin to be imported. There can be no assurance that any country that has price controls or reimbursement limitations for drug products will allow favorable reimbursement and pricing arrangements for any of our drugs.

The marketability of any drugs for which we receive regulatory approval for commercial sale may suffer if third-party payors and/or hospital administrators fail to provide adequate coverage, reimbursement or formulary placement. Coverage policies, third-party reimbursement rates and drug pricing regulations may change in the future. In addition, the States may continue to consider legislation of their own which could further restrict the ability to freely price drugs and/or curb utilization in the U.S. Even if favorable coverage and reimbursement status is attained for one or more drugs for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

**Employees**

As a mission driven organization, we believe the engagement and dedication of our employees is central to our success and employ talented individuals who have the skills and expertise to help us achieve our goals.

As of December 31, 2023, we had 160 full-time employees, 26 of whom have Ph.D. and/or M.D. degrees. Of these employees, 136 were engaged in or directly support research and development activities. We consider our relationship with our employees to be good.

We believe that our success depends in large part on our ability to attract and retain experienced and skilled employees. We endeavor to provide competitive compensation and benefits packages designed to attract, retain and reward talented individuals who possess the skills necessary to support our business objectives, assist in the achievement of our strategic goals and increase stockholder value. We employ a pay for performance philosophy. Annual salary increases, incentive bonuses and stock option grants are available to all employees and are based on merit and include individual and corporate performance factors.

Much of our success is rooted in the diversity of our teams and our commitment to inclusion. We value diversity at all levels and continue to focus on extending our diversity and inclusion initiatives across our entire workforce. We believe that our business benefits from the different perspectives that a diverse workforce brings.

We are committed to the health, safety and well-being of our employees at all times. We follow federal, state and local rules and guidelines to ensure the safety of our workforce and provide resources to assist our employees in managing their overall physical and mental health.

**Research and Development**

We have dedicated a significant portion of our resources to our efforts to develop our drug candidates. We incurred research and development expenses of $118.0 million, $82.3 million and $53.3 million during the years ended December 31, 2023, 2022 and 2021, respectively. We anticipate that a significant portion of our operating expenses will continue to be related to research and development in 2024 as we continue to advance our drug candidates through clinical development.

**Corporate and Available Information**

We are incorporated in Delaware. Our website is located at *http://www.celldex.com.* On our website, investors can obtain, free of charge, a copy of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, our Code of Conduct and Business Ethics, including disclosure related to any amendments or waivers thereto, other reports and any amendments thereto filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, as amended, as soon as reasonably practicable after we file such material electronically with, or furnish it to, the Securities and Exchange Commission, or the SEC. None of the information posted on our website is incorporated by reference into this Annual Report. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us and other companies that file materials with the SEC electronically.

**Item 1A. RISK FACTORS**

You should consider carefully these risk factors together with all of the information included or incorporated by reference in this Annual Report in addition to our financial statements and the notes to our financial statements. This section includes forward-looking statements.

The following is a discussion of the risk factors that we believe are material to us at this time. These risks and uncertainties are not the only ones facing us, and there may be additional matters that we are unaware of or that we currently consider immaterial. All of these could adversely affect our business, results of operations, financial condition and cash flows.

**Summary of Risk Factors**

**Risks Related to Our Financial Condition and Capital Requirements**

- Risks related to our need for additional capital to fund our operations.

- Risks related to the Merger Agreement and related Settlement Agreement with Kolltan.

**Risks Related to Development and Regulatory Approval of Drug Candidates**

- Risks related to our ability to fund and complete the research and development activities and obtain regulatory approval for our program assets.

- Risks related to the extensive and lengthy regulatory scrutiny to which we are subject.

- Risks related to our ability to commence, enroll, manage and complete our clinical trials.

- Risk of serious adverse or unacceptable side effects identified related to our drug candidates.

- We may enter collaboration agreements for our lead drug candidates that may not meet our expectations.

**Risks Related to Commercialization of Our Drug Candidates**

- Risks related to delays, difficulties or unanticipated costs in establishing sales, marketing and distribution capabilities.

- Risks related to the acceptance of our drug candidates by physicians, patients and third-party payors.

- Risks related to reimbursement decisions by third-party payors.

- Risks, including the terms of FDA approval, that could affect the demand for and sales and profitability of any of our drug candidates.

- Risks related to the failure to obtain regulatory approvals in foreign jurisdictions and risks related to international operations if we do obtain regulatory approval in foreign jurisdictions.

**Risks Related to Reliance on Third Parties**

- Risks related to our reliance on third parties.

**Risks Related to Business Operations**

- Risks related to strategic transactions.

- Risks related to managing our growth.

- Risks related to our ability to integrate and modify our technologies to create new drugs.

- Risks related to computer systems that we and third parties use and potential security breaches.

- Risks related to hazardous materials.

- Risks related to product liability claims.

**Risks Related to Intellectual Property**

- Risks related to intellectual property.

**Regulatory Risks**

- Risks related to the regulatory approval process for our drugs.

- Risks related to changes in product candidate manufacturing or formulation.

- Risks related to our compliance with laws and regulations.

**Risks Related to Our Capital Stock**

- Risks related to our history of losses and uncertainty of future profitability.

- Risks relates to the volatility of our common stock.

- Risks related to our use of our net operating loss carryforwards.

**General Risk Factors**

- Risks related to internal controls over financial reporting.

- Risks that our competitors may develop technologies that make ours obsolete.

- Risks related to health epidemics and outbreaks.

- Risks related to the global economy and supply chain disruptions.

- Risks related to the loss of our key executives and scientists.

- Risks that our employees may engage in misconduct or other improper activities.

- Risks related to our compliance with the Nasdaq Listing Rules.

**Risks Related to Our Financial Condition and Capital Requirements**

***We currently have no product revenue and will need to raise capital to operate our business.***

To date, we have generated no product revenue and cannot predict when and if we will generate product revenue. We had an accumulated deficit of $1.4 billion as of December 31, 2023. Until, and unless, we complete clinical trials and other development activity, and receive approval from the FDA and other regulatory authorities, for our drug candidates, we cannot sell our drugs and will not have product revenue. We expect to spend substantial funds to continue the research, development and testing of our products that are in the preclinical and clinical testing stages of development and to prepare to commercialize products in anticipation of FDA approval. Therefore, for the foreseeable future, we will have to fund all of our operations and development expenditures from cash on hand, equity or debt financings, licensing fees and grants. Additional financing will be required to meet our liquidity needs. If we do not succeed in raising additional funds on acceptable terms, we might not be able to complete planned preclinical and clinical trials or obtain approval of any drug candidates from the FDA and other regulatory authorities. In addition, we could be forced to discontinue product development, reduce or forego sales and marketing efforts, forego attractive business opportunities or curtail operations. Any additional sources of financing could involve the issuance of our equity securities, which would have a dilutive effect on our stockholders. No assurance can be given that additional financing will be available to us when needed on acceptable terms, or at all.

We cannot be certain that we will achieve or sustain profitability in the future. Failure to achieve profitability could diminish our ability to sustain operations, pay dividends on our common stock, obtain additional required funds and make required payments on our present or future indebtedness.

### *We expect to incur future losses and we may never become profitable.*

We have incurred operating losses of $154.5 million, $115.2 million and $71.2 million during 2023, 2022 and 2021, respectively, and expect to incur an operating loss in 2024 and beyond. We believe that operating losses will continue in 2024 and beyond because we are planning to incur significant costs associated with the development of our drug candidates. During the years ended December 31, 2023, 2022 and 2021, we incurred $32.4 million, $23.8 million and $8.0 million in clinical trial expense and $24.1 million, $4.5 million and $1.7 million in contract manufacturing expense. Our net losses have had and will continue to have an adverse effect on, among other things, our stockholders' equity, total assets and working capital. We expect that losses will fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial. We cannot predict when we will become profitable, if at all.

### *We will need additional capital to fund our operations, including the development, manufacture and potential commercialization of our drug candidates. If we do not have or cannot raise additional capital when needed, we may be unable to develop and ultimately commercialize our drug candidates successfully.*

We expect to incur significant costs as we develop our drug candidates. The continuing development and commercialization of our drug candidates requires additional capital beyond our current resources. As of December 31, 2023, we had cash, cash equivalents and marketable securities of $423.6 million. During the next twelve months and beyond, we will take further steps to raise additional capital to fund our long-term liquidity needs. Our capital raising activities may include, but may not be limited to, one or more of the following:

- licensing of drug candidates with existing or new collaborative partners;

- possible business combinations;

- issuance of debt; or

- issuance of common stock or other securities via private placements or public offerings.

While we may seek capital through a number of means, there can be no assurance that additional financing will be available on acceptable terms, if at all, and our negotiating position in capital-raising efforts may worsen as existing resources are used. There is also no assurance that we will be able to enter into further collaborative relationships. Additional equity financing may be dilutive to our stockholders; debt financing, if available, may involve significant cash payment obligations and covenants that restrict our ability to operate as a business; and licensing or strategic collaborations may result in royalties or other terms which reduce our economic potential from drug candidates under development. If we are unable to raise the funds necessary to meet our liquidity needs, we may have to delay or discontinue the development of one or more programs, discontinue or delay ongoing or anticipated clinical trials, discontinue or delay our commercial manufacturing efforts, discontinue or delay our efforts to expand into additional indications for our drug product candidates, license out programs earlier than expected, raise funds at significant discount or on other unfavorable terms, if at all, or sell all or part of our business.

***Our stockholders may be subject to substantial dilution if we elect to pay future milestone consideration to the former Kolltan stockholders in shares of common stock. If we elect to pay future milestone consideration in cash, we would likely need to raise additional capital.***

In connection with the agreement pursuant to which we acquired Kolltan in 2016 (the "Merger Agreement") as modified by the definitive settlement agreement (the "Settlement Agreement") we entered on July 15, 2022 related to litigation arising from the Kolltan merger, in the event that regulatory approval by the United States Food and Drug Administration or European Medicines Agency of certain drug candidates are achieved, we will be required to pay to the former stockholders of Kolltan a milestone payment of $52,500,000, which milestone payment may be made, at our sole election, in cash, in shares of our common stock or a combination of both, subject to provisions of the Merger Agreement. If we elect to issue shares of our common stock to make this milestone payment, you will experience further dilution.

We may require additional capital to fund the milestone payment in cash, depending on the facts and circumstances at the time such payment becomes due. The number of shares of our common stock issuable in connection with a milestone payment, if any, will be determined based on the average closing price per share of our common stock for the five trading day period ending three calendar days prior to the achievement of such milestone. If we elect to pay the milestone payment in shares of our common stock, our stockholders would experience substantial dilution.

**Risks Related to Development and Regulatory Approval of Drug Candidates**

***Our long-term success depends heavily on our ability to fund and complete the research and development activities and obtain regulatory approval for our program assets.***

Only a small minority of all research and development programs ultimately result in commercially successful drugs. Clinical failure can occur at any stage of clinical development. Clinical and preclinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical or preclinical trials. In addition, data obtained from trials are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a drug candidate. As part of development, we also must show that we can formulate and manufacture our product candidates in compliance with regulatory requirements.

We will need substantial additional financing to complete the development of our drug candidates and comply with the regulatory requirements governing this process. Further, even if we complete the development of our drug candidates and gain marketing approvals from the FDA and comparable foreign regulatory authorities in a timely manner, we cannot be sure that such drug candidates will be commercially successful in the pharmaceutical market. If the results of clinical trials, the anticipated or actual timing of marketing approvals, or the market acceptance of any of our drug candidates, if approved, do not meet the expectations of investors or public market analysts, the market price of our common stock would likely decline.

***Our drug candidates are subject to extensive regulatory scrutiny.***

All of our drug candidates are at various stages of development, and our activities and drug candidates are significantly regulated by a number of governmental entities, including the FDA in the United States and by comparable authorities in other countries. These entities regulate, among other things, the manufacture, testing, safety, effectiveness, labeling, documentation, advertising and sale of drugs and drug candidates. We or our partners must obtain regulatory approval for a drug candidate in all of these areas before we can commercialize any of our drug candidates. Product development within this regulatory framework takes a number of years and involves the expenditure of substantial resources. This process typically requires extensive preclinical and clinical testing, which may take longer or cost more than we anticipate, and may prove unsuccessful due to numerous factors. Many drug candidates that initially appear promising ultimately do not reach the market because they are found to be unsafe or ineffective when tested. Companies in the pharmaceutical, biotechnology and immunotherapeutic drug industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. Our inability to commercialize a drug candidate would impair our ability to earn future revenues.

***Premarket review of our product candidates by the FDA and/or other regulatory authorities is a lengthy and uncertain process and approval may be delayed, limited or denied, any of which would adversely affect our ability to generate operating revenues.***

We are not permitted to market our drug product candidates in the United States until we receive approval of an application by the FDA. The time required to obtain approval by the FDA is unpredictable, but typically takes multiple years following the commencement of clinical trials, and depends upon numerous factors, including the substantial discretion of the FDA and the type, complexity and novelty of the product candidates involved. Similar processes are used in countries outside of the U.S. We have not submitted a marketing application such as BLA or NDA to the FDA or any similar application to any other regulatory authority in any jurisdiction.

The FDA has substantial discretion in the drug approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. For example, the FDA:

- could determine that the information provided by us as part of an IND or BLA/NDA is inadequate, contains clinical deficiencies or otherwise fails to demonstrate safety and effectiveness of any of our product candidates for any indication;

- may not find the data from pre-clinical and clinical trials sufficient to support the submission of a marketing application or to obtain marketing approval, including any findings that the safety risks outweigh clinical and other benefits of our product candidates;

- may require us to perform additional studies to demonstrate the safety, efficacy, pharmacokinetics, or other properties of our product candidates prior to approval, or require such studies as a condition of approval;

- may disagree with our clinical trial designs or our interpretation of data from product development manufacturing data, bioequivalence studies and/or clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our trials;

- may identify deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we enter into agreements for the supply of the API used in our product candidates;

- may identify deficiencies in our own manufacturing processes or our proposed scale-up of the manufacturing processes or facilities for the production of our product candidates;

- may approve our product candidates for fewer or more limited indications than we request, or may grant approval contingent on the performance of costly post-approval clinical trials;

- may change its approval policies or adopt new regulations; or

- may not approve the labeling claims that we believe are necessary or desirable for the successful commercialization of our product candidates.

The time and expense of the approval process, as well as the unpredictability of future clinical trial results and other contributing factors, may result in our failure to obtain regulatory approval to market, in the United States or other jurisdictions, barzolvolimab and other drug candidates that we are developing or may seek to develop in the future, which would significantly harm our business, results of operations and prospects. In such case, we may also not have the resources to conduct new clinical trials and/or we may determine that further clinical development of any such drug candidate is not justified and may discontinue any such programs.

***If our drug candidates do not pass required tests for safety and effectiveness, we will not be able to obtain regulatory approval and derive commercial revenue from them.***

In order to succeed, we will need to obtain regulatory approval for our drug candidates. The FDA has not approved any of our drug candidates for sale to date. Our drug candidates are in various stages of preclinical and clinical testing. Preclinical tests are performed at an early stage of a product's development and provide information about a drug candidate's safety and effectiveness before initiating human clinical trials. Preclinical tests can last years. If a product passes its preclinical tests satisfactorily and we determine that further development is warranted, we would file an IND application for the product with the FDA, and, if the FDA gives its approval, we would begin Phase 1 clinical tests. Phase 1 testing generally lasts between 6 and 24 months. If Phase 1 test results are satisfactory and the FDA gives its approval, we can begin Phase 2 clinical tests. Phase 2 testing generally lasts between 6 and 36 months. If Phase 2 test results are satisfactory and the FDA gives its approval, we can begin Phase 3 pivotal studies. Phase 3 studies generally last between 12 and 48 months. Once clinical testing is completed and a BLA or NDA is filed with the FDA, it may take more than a year to receive FDA approval.

In all cases we must show that a drug candidate is both safe and effective before the FDA, or drug approval agencies of other countries where we intend to sell the product, will approve it for sale. Our research and testing programs must comply with drug approval requirements both in the United States and in other countries, since we are developing our drug candidates with the intention to, or could later decide to, commercialize them both in the U.S. and abroad. A product may fail for safety or effectiveness at any stage of the testing process. A major risk we face is the possibility that none of our products under development will come through the testing process to final approval for sale, with the result that we cannot derive any commercial revenue from them after investing significant amounts of capital in multiple stages of preclinical and clinical testing.

***Success in early clinical trials does not ensure that later clinical trials will be successful, and we cannot assure you that any of the clinical trials that we may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval.***

The results of preclinical studies and early clinical trials may not be predictive of the results of later- stage clinical trials, and interim results of a clinical trial do not necessarily predict final results. Preclinical and clinical data are susceptible to various interpretations and analyses, and many companies that have believed their drug candidates performed satisfactorily in preclinical studies and early-stage clinical trials have nonetheless failed to replicate such results in later-stage clinical trials and subsequently failed to obtain marketing approval. Drug candidates in later-stage clinical trials may fail to show the desired safety and efficacy despite having progressed through preclinical and initial clinical trials, even if certain analyses of primary or secondary endpoints in those early trials showed trends towards efficacy. Later-stage clinical trials with larger numbers of patients or longer durations of therapy may also reveal safety concerns that were not identified in earlier smaller or shorter trials. Our failure to demonstrate efficacy and safety data sufficient to support marketing approval for any of our other drug candidates would substantially harm our business, prospectus, financial condition and results of operations.

***Product testing is critical to the success of our drug candidates but subject to delay or cancellation if we have difficulty enrolling patients.***

As our portfolio of drug candidates moves from preclinical testing to clinical testing, and then through progressively larger and more complex clinical trials, we will need to enroll an increasing number of patients with the appropriate characteristics. At times we have experienced difficulty enrolling patients, and we may experience more difficulty as the scale of our clinical testing program increases. The factors that affect our ability to enroll patients are largely uncontrollable and include principally the following:

- the nature of the clinical test;

- the size of the patient population;

- patients' willingness to receive a placebo or less effective treatment on the control arm of a clinical study;

- the distance between patients and clinical test sites; and

- the eligibility criteria for the trial.

If we cannot enroll patients as needed, our costs may increase, or we may be forced to delay or terminate testing for a product.

***We may have delays in commencing, enrolling and completing our clinical trials, and we may not complete them at all.***

We have not completed the clinical trials necessary to obtain FDA approval to market any of our drug candidates in development. Clinical trials for our products in development may be delayed or terminated as a result of many factors, including the following:

- inability to reach agreements on acceptable terms with prospective contract research organizations (CROs) and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

- difficulty in enrolling patients in our clinical trials;

- inability to maintain necessary supplies of study drug and comparator to maintain predicted enrollment rates at clinical trial sites;

- patients failing to complete clinical trials due to dissatisfaction with the treatment, side effects or other reasons;

- failure by regulators to authorize us to commence a clinical trial;

- suspension or termination by regulators of clinical research for many reasons, including concerns about patient safety, bias or failure of our contract manufacturers to comply with cGMP requirements;

- delays or failure to obtain clinical supply for our products necessary to conduct clinical trials from contract manufacturers, including commercial grade-clinical supply for our Phase 3 clinical trials;

- inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication as our product candidates;

- drug candidates demonstrating a lack of efficacy during clinical trials;

- inability to continue to fund clinical trials or to find a partner to fund the clinical trials;

- competition with ongoing clinical trials and scheduling conflicts with participating clinicians; and

- delays in completing data collection and analysis for clinical trials.

Any delay or failure to commence, enroll or complete clinical trials, fulfill regulatory requirements and obtain FDA approval for our drug candidates could have a material adverse effect on our cost to develop and commercialize, and our ability to generate revenue from, a particular drug candidate.

***If serious adverse or unacceptable side effects are identified during the development of our drug candidates, such events could prevent us from obtaining regulatory approval or achieving market acceptance of our drug candidates, and we may need to abandon or limit our development of some of our drug candidates.***

If our drug candidates are associated with serious adverse events or undesirable side effects in clinical trials or have characteristics that are unexpected, such events could prevent us from obtaining regulatory approval or achieving market acceptance of our drug candidates, and we may need to abandon their development or limit development to more narrow uses or subpopulations in which the serious adverse events, undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. In pharmaceutical development, many drugs that initially show promise in early-stage testing are later found to cause side effects that prevent further development of the drug. Currently marketed therapies for the treatment of cancer and inflammatory diseases are generally limited to some extent by their toxicity. In addition, some of our drug candidates would be chronic therapies or be used in pediatric populations, for which safety concerns may be particularly important. Use of our drug candidates as monotherapies may also result in adverse events consistent in nature with those associated with other marketed therapies. In addition, when used in combination with other marketed therapies, our drug candidates may exacerbate adverse events associated with the marketed therapy.

Our drug candidates, including barzolvolimab, are monoclonal antibodies, which are biologics. Side effects from biologics may include hypersensitivity; severe reactions such as anaphylaxis or cytokine release syndrome; immune-mediated adverse reactions that may occur in any organ system or tissue, such as pneumonitis, colitis, hepatitis, endocrinopathies, nephritis, and dermatologic reactions; as well as infusion-related reactions, cellulitis, sepsis, pneumonia, urinary tract infection, fatigue, rash, and diarrhea.

Most biologics, including our drug candidates, are injected, either subcutaneously or intravenously. There are risks inherent in subcutaneous injections, such as injection-site reactions (including redness, itching, swelling, pain, and tenderness) and other side effects. In addition, there are risks inherent in intravenous administration such as infusion-related reactions (including nausea, pyrexia, rash, and dyspnea). These and other complications or side effects could harm further development and/or commercialization of our antibody-based products and product candidates utilizing this method of administration.

In addition to the safety, efficacy, manufacturing, and regulatory hurdles faced by our product candidates, the administration of biologics frequently causes an immune response, sometimes resulting in the creation of antibodies against the drug candidate which can impact the safety and/or efficacy associated with the treatment.

***We may expend our resources to pursue a particular drug candidate or indication and forgo the opportunity to capitalize on drug candidates or indications that may ultimately be more profitable or for which there is a greater likelihood of success.***

Because we have limited financial and managerial resources, we intend to focus on developing drug candidates for specific indications that we identify as most likely to succeed, in terms of both their potential for regulatory approval and commercialization. As a result, we may forego or delay pursuit of opportunities with other drug candidates or for other indications that may prove to have greater commercial potential.

Our resource allocation decisions may cause us to fail to capitalize on viable commercial drugs or profitable market opportunities. Our spending on current and future research and development programs and drug candidates for specific indications may not yield any commercially viable drug candidates. If we do not accurately evaluate the commercial potential or target market for a particular drug candidate, we may relinquish valuable rights to that drug candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to the drug candidate.

***We may be unable to manage multiple late-stage clinical trials for a variety of drug candidates simultaneously.***

As our current clinical trials progress, we may need to manage multiple late-stage clinical trials simultaneously in order to continue developing all of our current products. The management of late-stage clinical trials is more complex and time consuming than early-stage trials. Typically, early-stage trials involve several hundred patients in no more than 10 to 30 clinical sites. Late-stage (Phase 3) trials may involve up to several thousand patients in up to several hundred clinical sites and may require facilities in several countries. Therefore, the project management required to supervise and control such an extensive program in a compliant manner is substantially larger than early-stage programs. As the need for these resources is not known until some months before the trials begin, it is necessary to recruit large numbers of experienced and talented individuals very quickly. If the labor market does not allow this team to be recruited quickly, we could be faced with a decision to delay the program or to initiate it with inadequate management resources. This may result in recruitment of inappropriate patients, inadequate monitoring of clinical investigators and inappropriate handling of data or data analysis. Consequently, it is possible that conclusions of efficacy or safety may not be acceptable to permit filing of a BLA or NDA for any one of the above reasons or a combination of several.

***Failure to successfully validate, develop and obtain regulatory approval for companion diagnostics for our drug candidates, if needed, could harm our drug development strategy and operational results.***

As an element of our clinical development approach, we may seek to screen and identify subsets of patients that express a certain biomarker or that have a certain genetic alteration who may derive meaningful benefit from our development drug candidates. To achieve this, one or more of our drug development programs may be dependent on the development and commercialization of a companion diagnostic by us or by third-party collaborators. Companion diagnostics are developed in conjunction with clinical programs for the associated drug candidate. Companion diagnostics are subject to regulation as medical devices and must themselves be approved for marketing by the FDA or certain other foreign regulatory agencies before the related drug candidate may be commercialized. The approval of a companion diagnostic as part of the product label will limit the use of the drug candidate to only those patients who express the specific biomarker it was developed to detect. We or our third-party collaborators may also experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners or negotiating insurance reimbursement for such companion diagnostic, all of which may prevent us from completing our clinical trials or commercializing our drugs on a timely or profitable basis, if at all.

We and our third-party collaborators may encounter difficulties in developing and obtaining approval for these companion diagnostics. Any delay or failure by us or third-party collaborators to develop or obtain regulatory approval of a companion diagnostic could delay or prevent approval of our related drug candidates or, if regulatory approval is obtained, delay or limit our ability to commercialize our related drug candidates.

### *Any delay in obtaining regulatory approval would have an adverse impact on our ability to earn future revenues.*

It is possible that none of the drug candidates that we develop will obtain the regulatory approvals necessary for us to begin commercializing them. The time required to obtain FDA and other approvals is unpredictable but in general takes years following the commencement of clinical trials, depending upon the nature of the drug candidate. Any analysis we perform of data from clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenues from the particular drug candidate including, but not limited to, loss of patent term during the approval period. Furthermore, if we, or our partners, do not reach the market with our products before our competitors offer products for the same or similar uses, or if we, or our partners, are not effective in marketing our products, our revenues from product sales, if any, will be reduced.

We face intense competition in our development activities. We face competition from many companies in the United States and abroad, including a number of large pharmaceutical companies, firms specialized in the development and production of vaccines, adjuvants and vaccine and immunotherapeutic delivery systems and major universities and research institutions. Most of our competitors have substantially greater resources, more extensive experience in conducting preclinical studies and clinical testing and obtaining regulatory approvals for their products, greater operating experience, greater research and development and marketing capabilities and greater production capabilities than those of ours. These companies might succeed in obtaining regulatory approval for competitive products more rapidly than we can for our products, especially if we experience any delay in obtaining required regulatory approvals.

### *We may enter into collaboration agreements for the licensing, development and ultimate commercialization of some of our drug candidates including, where appropriate, for our lead drug candidates. In such cases, we will depend greatly on our third-party collaborators to license, develop and commercialize such drug candidates, and they may not meet our expectations.*

We may enter into co-development and commercialization partnerships for our drug candidates where appropriate. The process of identifying collaborators and negotiating collaboration agreements for the licensing, development and ultimate commercialization of some of our drug candidates may cause delays and increased costs. We may not be able to enter into collaboration agreements on terms favorable to us or at all. Furthermore, some of those agreements may give substantial responsibility over our drug candidates to the collaborator. Some collaborators may be unable or unwilling to devote sufficient resources to develop our drug candidates as their agreements require. They often face business risks similar to ours, and this could interfere with their efforts. Also, collaborators may choose to devote their resources to products that compete with ours. If a collaborator does not successfully develop any one of our products, we will need to find another collaborator to do so. The success of our search for a new collaborator will depend on our legal right to do so at the time and whether the product remains commercially viable.

If we enter into collaboration agreements for one or more of our lead drug candidates, the success of such drug candidates will depend in great part upon our and our collaborators' success in promoting them as superior to other treatment alternatives. We believe that our drug candidates can be proven to offer disease treatment with notable advantages over drugs in terms of patient compliance and effectiveness. However, there can be no assurance that we will be able to prove these advantages or that the advantages will be sufficient to support the successful commercialization of our drug candidates.

**Risks Related to Commercialization of Our Drug Candidates**

***We may face delays, difficulties or unanticipated costs in establishing sales, marketing and distribution capabilities or seeking a partnership for the commercialization of our drug candidates, even if regulatory approval is obtained.***

We may retain full economic rights to our drug candidates or seek favorable economic terms through advantageous commercial partnerships. As a result, we may have full responsibility for commercialization of one or more of our drug candidates if and when they are approved for sale. We currently lack sufficient marketing, sales and distribution capabilities to carry out this strategy. If any of our drug candidates are approved by the FDA, we will need a drug sales force with technical expertise prior to the commercialization of any of our drug candidates. We may not succeed in developing such sales and distribution capabilities, the cost of establishing such sales and distribution capabilities may exceed any product revenue, or our direct marketing and sales efforts may be unsuccessful. We may find it necessary to enter into strategic partnerships, co-promotion or other licensing arrangements. To the extent we enter into such strategic partnerships, co- promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold such drugs, and some or all of the revenues we receive will depend upon the efforts of third parties, which may not be successful and may not be within our control. If we are unable to enter into such strategic partnerships, co-promotion or other licensing arrangements on acceptable terms or at all, we may not be able to successfully commercialize our existing and future drug candidates. If we are not successful in commercializing any drug candidates for which we obtain regulatory approval, either on our own or through collaborations with one or more third parties, our future product revenue will suffer, and we may never achieve profitability or become unable to continue the operation of our business.

***If our drug candidates for which we obtain regulatory approval do not achieve broad acceptance from physicians, patients and third-party payors, we may be unable to generate significant revenues, if any.***

Even if we obtain regulatory approval for our drug candidates, our approved drugs may not gain market acceptance among physicians and patients. We believe that effectively marketing our drug candidates, if any of them are approved, will require substantial efforts, both prior to commercial launch and after approval. Physicians may elect not to prescribe our drugs, and patients may elect not to request or take them, for a variety of reasons, including:

- limitations or warnings contained in a drug's FDA-approved labeling;

- changes in the standard of care or the availability of alternative drugs for the targeted indications for any of our drug candidates;

- limitations in the approved indications for our drug candidates;

- the approval, availability, market acceptance and reimbursement for the companion diagnostic, where applicable;

- demonstrated clinical safety and efficacy compared to other drugs;

- significant adverse side effects;

- effectiveness of education, sales, marketing and distribution support;

- timing of market introduction and perceived effectiveness of competitive drugs;

- cost-effectiveness;

- adverse publicity about our drug candidates or favorable publicity about competitive drugs;

- convenience and ease of administration of our drug candidates; and

- willingness of third-party payors to reimburse for the cost of our drug candidates.

If our future drugs fail to achieve market acceptance, we will not be able to generate significant revenues and may never achieve profitability.

***Even if any of our drug candidates receive FDA approval, the terms of the approval may limit such drug's commercial potential. Additionally, even after receipt of FDA approval, such drug would be subject to substantial, ongoing regulatory requirements.***

The FDA has complete discretion over the approval of our drug candidates. If the FDA grants approval, the scope of the approval may limit our ability to commercialize such drug, and in turn, limit our ability to generate substantial product revenue. For example, the FDA may grant approval contingent on the performance of costly post-approval clinical trials or subject to warnings or contraindications or under a Risk Evaluation and Mitigation Strategy (REMS) drug safety program. Additionally, even after granting approval, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for such drug will be subject to extensive and ongoing regulatory requirements. In addition, manufacturers of our drug candidates are required to comply with cGMP regulations, which include requirements related to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, regulatory authorities must inspect and approve these manufacturing facilities before they can be used to manufacture our drug candidates, and these facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP regulations. If we or a third party discover previously unknown problems with a drug, such as adverse events of unanticipated severity or frequency, or problems with the facility where the drug is manufactured, a regulatory authority may impose restrictions on that product, the manufacturer or us, including requiring withdrawal of the drug from the market or suspension of manufacturing. If we, our drug candidates or the manufacturing facilities for our drug candidates fail to comply with regulatory requirements of the FDA and/or other non-U.S. regulatory authorities, we could be subject to administrative or judicially imposed sanctions, including the following:

- warning letters;

- civil or criminal penalties and fines;

- injunctions;

- consent decrees;

- suspension or withdrawal of regulatory approval;

- suspension of any ongoing clinical studies;

- voluntary or mandatory product recalls and publicity requirements;

- refusal to accept or approve applications for marketing approval of new drugs;

- restrictions on operations, including costly new manufacturing requirements; or

- seizure or detention of drugs or import bans.

The regulatory requirements and policies may change, and additional government regulations may be enacted with which we may also be required to comply. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or in other countries. If we are not able to maintain regulatory compliance, we may not be permitted to market our future products and our business may suffer.

***Reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance of any of our drug candidates. If there is not sufficient reimbursement for our future drugs, it is less likely that such drugs will be widely used.***

Market acceptance and sales of any of our drug candidates for which we obtain regulatory approval will depend on reimbursement policies and may be affected by future health care reform measures in both the United States and foreign jurisdictions. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. In addition, government authorities and these third-party payors are increasingly attempting to contain health care costs by demanding price discounts or rebates and limiting both the types and variety of drugs that they will cover and the amounts that they will pay for these drugs. In addition, we might need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of any future drugs to such payors' satisfaction. Such studies might require us to commit a significant amount of management time and financial and other resources.

Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on payments allowed for lower-cost products that are already reimbursed, may be incorporated into existing payments for other products or services and may reflect budgetary constraints and/or imperfections in Medicare or Medicaid data used to calculate these rates. Net prices for drugs may be reduced by mandatory discounts or rebates required by government health care programs. Such programs, or regulatory changes or relaxation of laws that restrict imports of drugs from other countries, could reduce the net price we receive for any future marketed drugs. In addition, our future drugs might not ultimately be considered cost-effective.

We cannot be certain that reimbursement will be available for any drug candidates that we develop. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, any future drugs. If reimbursement is not available or is available on a limited basis, we may not be able to successfully commercialize any drug candidates that we develop.

***Other factors could affect the demand for and sales and profitability of any drug candidates that we may commercialize in the future.***

In general, other factors that could affect the demand for and sales and profitability of our future drugs include, but are not limited to:

- the timing of regulatory approval, if any, of competitive drugs;

- our or any other of our partners' pricing decisions, as applicable, including a decision to increase or decrease the price of a drug, and the pricing decisions of our competitors;

- government and third-party payor reimbursement and coverage decisions that affect the utilization of our future drugs and competing drugs;

- negative safety or efficacy data from new clinical studies conducted either in the U.S. or internationally by any party, which could cause the sales of our future drugs to decrease or a future drug to be recalled;

- the degree of patent protection afforded our future drugs by patents granted to or licensed by us and by the outcome of litigation involving our or any of our licensor's patents;

- marketing exclusivity, if any, awarded by the FDA to our drugs;

- the outcome of litigation involving patents of other companies concerning our future drugs or processes related to production and formulation of those drugs or uses of those drugs;

- the increasing use and development of alternate therapies;

- the rate of market penetration by competing drugs; and

- the termination of, or change in, existing arrangements with our partners.

Any of these factors could have a material adverse effect on the sales of any drug candidates that we may commercialize in the future.

***Failure to obtain regulatory approvals in foreign jurisdictions will prevent us from marketing our products internationally.***

We may seek approval for our drug candidates outside the United States and may market future products in international markets. In order to market our future products in the European Economic Area, or EEA, and many other foreign jurisdictions, we must obtain separate regulatory approvals. Specifically, in the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA.

Before granting the MA, the European Medicines Agency or the competent authorities of the member states of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

The approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Clinical studies conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals, and even if we file, we may not receive necessary approvals to commercialize our products in any market.

***If we obtain approval to commercialize any approved products outside of the United States, a variety of risks associated with international operations could materially adversely affect our business.***

If our drug candidates are approved for commercialization outside of the United States, we expect that we will be subject to additional risks related to international operations and entering into international business relationships, including:

- different regulatory requirements for drug approvals;

- reduced protection for intellectual property rights, including trade secret and patent rights;

- unexpected changes in tariffs, trade barriers and regulatory requirements;

- economic weakness, including inflation, uncertain interest rate environments or political instability in particular foreign economies and markets;

- compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

- foreign taxes, including withholding of payroll taxes;

- foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

- workforce uncertainty in countries where employment regulations are different than, and labor unrest is more common than, in the United States;

- production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

- business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters, including earthquakes, hurricanes, floods and fires; and

- difficulty in importing and exporting clinical trial materials and study samples.

**Risks Related to Reliance on Third Parties**

***We rely on third parties to plan, conduct and monitor our clinical tests, and their failure to perform as required would interfere with our product development.***

We rely on third parties to conduct a significant portion of our clinical development activities. These activities include clinical patient recruitment and observation, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. We conduct project management and medical and safety monitoring in-house for some of our programs and rely on third parties for the remainder of our clinical development activities. If any of these third parties is unable to perform in a quality and timely manner, and at a feasible cost, our clinical studies will face delays. Further, if any of these third parties fails to perform as we expect or if their work fails to meet regulatory standards, our testing could be delayed, cancelled or rendered ineffective.

***We rely on contract manufacturers over whom we have limited control. Should the cost, delivery and quality of clinical materials manufactured by us in our Fall River facility or supplied by contract manufacturers vary to our disadvantage, our business operations could suffer significant harm.***

We have limited experience in commercial manufacturing. We rely on CMOs to manufacture drug substance and drug product for any late-stage clinical studies of our drug candidates as well as for future commercial supplies. Our ability to conduct late-stage clinical trials, manufacture and commercialize our drug candidates, if regulatory approval is obtained, depends on the ability of such CMOs to manufacture our drug candidates on a large scale at a competitive cost and in accordance with cGMP and foreign regulatory requirements, if applicable. We also rely on CMOs for labeling and storage for studies inside and outside the US. In order for us to establish our own commercial manufacturing facility, we would require substantial additional funds and would need to make facility modifications, hire and retain significant additional personnel and comply with extensive cGMP regulations applicable to such a facility. The commercial manufacturing facility would also need to be licensed for the production of our drug candidates by the FDA and meet other regulatory standards. We therefore work with CMOs under established manufacturing arrangements that comply with the FDA's requirements and other regulatory standards, although there is no assurance that the manufacturing will be successful.

We also currently manufacture barzolvolimab and CDX-585 drug substance in our Fall River facility for our current and planned Phase 1 and Phase 2 clinical trials. All products are then filled at CMOs.

Prior to approval of any drug candidate, the FDA must review and approve validation studies for both drug substance and drug product. The manufacturing processes for our drug candidates and immunotherapeutic delivery systems utilize known technologies. We believe that the products we currently have under development can be scaled up to permit manufacture in commercial quantities. However, there can be no assurance that we will not encounter difficulties in scaling up the manufacturing processes. Significant scale-up of manufacturing may result in unanticipated technical challenges and may require additional validation studies that the FDA must review and approve. CMOs may encounter difficulties in scaling up production, including problems involving supply chain, raw material suppliers, production yields, technical difficulties, scaled-up product characteristics, quality control and assurance, shortage of qualified personnel, capacity constraints, changing priorities within the CMOs, compliance with FDA and foreign regulations, environmental compliance, production costs and development of advanced manufacturing techniques and process controls. Any of these difficulties, if they occur and are not overcome to the satisfaction of the FDA or other regulatory agency, could lead to significant delays and possibly the termination of the development program for such drug candidate. These risks become more acute as we scale up for commercial quantities, where reliable sources of drug substance and drug product become critical to commercial success. The commercial viability of any of our drug candidates, if approved, will depend on the ability of our contract manufacturers to produce drug substance and drug product on a large scale. Failure to achieve this level of supply can jeopardize and prevent the successful commercialization of the drug.

Our leading drug candidates require specialized manufacturing capabilities and processes. We may face difficulty in securing commitments from U.S. and foreign contract manufacturers as these manufacturers could be unwilling or unable to accommodate our needs. Relying on foreign manufacturers involves peculiar and increased risks, including the risk relating to the difficulty foreign manufacturers may face in complying with cGMP requirements as a result of language barriers, lack of familiarity with cGMP or the FDA regulatory process, supply chain issues or other causes, economic or political instability in or affecting the home countries of our foreign manufacturers, shipping delays, potential changes in foreign regulatory laws governing the sales of our product supplies, fluctuations in foreign currency exchange rates and the imposition or application of trade restrictions.

There can be no assurances that contract manufacturers will be able to meet our timetable and requirements. While we believe that there is currently sufficient capacity worldwide for the production of our potential products through CMOs, establishing long-term relationships with CMOs and securing multiple sources for the necessary quantities of clinical and commercial materials required can be a challenge due to increasing industry demand for CMO services. Qualifying the initial source of clinical and ultimately commercial material is a time consuming and expensive process due to the highly regulated nature of the pharmaceutical/biotech industry. The key difficulty in qualifying more than one source for each product is the duplicated time and expense in doing so without the potential to mitigate these costs if the secondary source is never utilized.

Further, contract manufacturers must operate in compliance with cGMP and failure to do so could result in, among other things, the disruption of product supplies. As noted above, non-U.S. contract manufacturers may face special challenges in complying with cGMP requirements, and although we are not currently dependent on non-U.S. collaborators or contract manufacturers, we may choose or be required to rely on non-U.S. sources in the future as we seek to develop stable supplies of increasing quantities of materials for ongoing clinical trials of larger scale.

Use of third-party manufacturers also limits our control over and ability to monitor the manufacturing process. As a result, we may not be able to detect a variety of problems that may arise and may face additional costs in the process of interfacing with and monitoring the progress of our contract manufacturers. If third-party manufacturers fail to meet our manufacturing needs in an acceptable manner or fail to comply with regulatory requirements, we would face delays and additional costs while we develop internal manufacturing capabilities or find alternate third-party manufacturers. It may not be possible to have multiple third-party manufacturers ready to supply us with needed material at all or without incurring significant costs. Our dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop, manufacture, sell and deliver products on a timely and competitive basis. Any manufacturing failures, supply chain delays or compliance issues at our Fall River facility or at our CMOs could cause delays in our clinical studies for our drug candidates.

***We may need to rely on third-party collaborators to develop and commercialize companion diagnostic tests for our drug candidates.***

We do not have experience or capabilities in developing, administering, obtaining regulatory approval for, or commercializing companion diagnostic tests and will need to rely in large part on third-party collaborators to perform these functions. Companion diagnostic tests are subject to regulation by the FDA and similar regulatory authorities outside of the United States as medical devices and require separate regulatory approval prior to commercialization. We may need to rely on such third-party collaborators to obtain regulatory approval and commercialize such companion diagnostic tests. Such third-party collaborators:

- may not perform its obligations as expected or as required under our collaboration agreement;

- may encounter production difficulties that could constrain the supply of the companion diagnostic test;

- may have difficulties gaining acceptance of the use of the companion diagnostic test in the clinical community;

- may not pursue commercialization of the companion diagnostic test even if they receive any required regulatory approvals;

- may elect not to continue the development or commercialization of the companion diagnostic test based on changes in the third parties' strategic focus or available funding, or external factors such as an acquisition, that divert resources or create competing priorities;

- may be susceptible to third party cyber-attacks on our and their information security systems;

- may not commit sufficient resources to the marketing and distribution of the companion diagnostic test; and

- may terminate their relationship with us.

If such third-party collaborators fail to develop, obtain regulatory approval or commercialize the companion diagnostic test, we may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative diagnostic test for use in connection with the development and commercialization of our drug candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of our drug candidates.

***Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them.***

Because we rely on third parties to develop our drug candidates, we must share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically restrict the ability of our collaborators, advisors, employees and consultants to publish data potentially relating to our trade secrets. Our academic collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by us, although in some cases we may share these rights with other parties. We also conduct joint research and development programs which may require us to share trade secrets under the terms of research and development partnership or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication. A competitor's discovery of our trade secrets would impair our competitive position.

**Risks Related to Business Operations**

***We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.***

From time to time we may consider strategic transactions, including acquisitions of companies, asset purchases and out-licensing or in-licensing of products, drug candidates or technologies. Additional potential transactions that we may consider include a variety of different business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations, acquisitions of assets and investments. Any such transaction may require us to incur non-recurring or other charges, may increase our near and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could adversely affect our operations and financial results. For example, these transactions may entail numerous operational and financial risks, including:

- exposure to unknown liabilities;

- disruption of our business and diversion of our management's time and attention in order to develop acquired products, drug candidates or technologies;

- incurrence of substantial debt or dilutive issuances of equity securities to pay for acquisitions;

- higher than expected acquisition and integration costs;

- write-downs of assets or impairment charges;

- increased amortization expenses;

- difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel;

- impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

- inability to retain key employees of any acquired businesses.

Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete could have a material adverse effect on our business, results of operations, financial condition and prospects.

***We may expand our clinical development, regulatory and sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.***

We expect that if our drug candidates continue to progress in development, we may require significant additional investment in personnel, management systems and resources, particularly in the build out of our commercial capabilities. To date we have hired a core commercial team to plan for potential commercial launches if any of our drug candidates are approved. Over the next several years, we may experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, regulatory affairs and sales and marketing. To manage this potential future growth, we may continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

***We may not be able to successfully integrate our existing technology or to modify our technologies to create new immunotherapeutic drugs.***

If we are able to integrate our acquired assets and licensed assets with our immunotherapy technologies, we believe these assets will give our immunotherapeutic drugs a competitive advantage. However, if we are unable to successfully integrate licensed assets, or other technologies which we have acquired or may acquire in the future, with our existing technologies and potential products currently under development, we may be unable to realize any benefit from our acquisition of these assets, or other technologies which we have acquired or may acquire in the future, and we may face the loss of our investment of financial resources and time in the integration process.

We believe that our immunotherapy technology portfolio may offer opportunities to develop immunotherapeutic drugs that treat a variety of cancers and inflammatory and infectious diseases by stimulating a patient's immune system against those diseases. If our immunotherapy technology portfolio cannot be used to create effective immunotherapeutic drugs against a variety of diseases, we may lose all or portions of our investment in development efforts for new drug candidates.

***Our internal computer systems, or those of our CROs, CMOs, or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our drug development programs.***

Our computer systems and those of our CROs, CMOs, and other contractors and consultants are vulnerable to damage from cyberattacks, malicious intrusion, computer viruses, unauthorized access, data breaches, phishing attacks, cybercriminals, natural disasters, terrorism, war and telecommunication, electrical failures or other significant disruption even with a cybersecurity risk mitigation program developed by our enterprise. Such information technology systems are additionally vulnerable to security breaches from inadvertent or intentional actions by our employees, third-party vendors, contractors, consultants, business partners, and/or other third parties. The risks of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by traditional computer "hackers," threat actors, personnel (such as through theft, inadvertent mistake or misuse), sophisticated nation-state and nation-state-supported actors, sovereign governments and cyber terrorists, have generally increased over time, including for geopolitical reasons and in conjunction with military conflicts and defense activities, along with the number, intensity and sophistication of attempted attacks and intrusions from around the world. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including cyber-attacks that could materially disrupt our systems and operations, supply chain and ability to produce and distribute our products and product candidates. If any such events were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs and commercialization efforts. For example, the loss of clinical study data from completed or ongoing clinical studies for any of our drug candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Further, the risk of cyber-attacks or other privacy or data security incidents may be heightened due to common, external attempts to attack our information technology systems and data using means such as phishing, other social engineering and vulnerability exploitation. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development or commercialization of our drug candidates could be delayed.

While we have not experienced any material disruptions to our business, systems or operations as a result of a cybersecurity incident to date, if such an event were to occur and cause material interruptions in our operations, it could result in a material disruption of our independent drug development programs and our business overall. For example, the loss of clinical trial data from ongoing or future clinical trials for any of our product candidates could result in delays in regulatory approval efforts and significantly increase costs to recover or reproduce the data. Our information security systems are also subject to laws and regulations requiring that we take measures to protect the privacy and security of certain information we gather and use in our business. For example, HIPAA and its implementing regulations impose, among other requirements, certain regulatory and contractual requirements regarding the privacy and security of personal health information. In the European Union, the General Data Protection Regulation, or GDPR, further restricts all applicable personal data, including information masked by a coding system that is not considered deidentified data under applicable law. In addition to HIPAA and GDPR, numerous other federal and state laws, including, without limitation, state security breach notification laws, state health information privacy laws and federal and state consumer protection laws, govern the collection, use, disclosure, protection and storage of personal information. To the extent that any disruption or security breach of our information technology systems were to result in a loss of or damage to data or applications, or inappropriate disclosure of third-party notifiable confidential or proprietary information, personal health information, personal information or personal data, we could incur substantial liability under laws that protect the privacy of personal information, our reputation would be damaged, and the further development of our product candidates could be delayed, any of which could adversely affect our business. The costs related to significant security breaches or disruptions could be material and exceed the limits of the cybersecurity insurance we maintain against such risks.

We cannot anticipate all possible types of security threats and we cannot guarantee that our data protection efforts and our investments in information technology will prevent significant breakdowns, data leakages, security breaches in our systems, or those of our third-party vendors and other contractors and consultants, or other cyber incidents that could have a material adverse effect upon our reputation, business, operations, or financial condition.

***Our business requires us to use hazardous materials, which increases our exposure to dangerous and costly accidents.***

Our research and development activities involve the use of biological materials and small amounts of hazardous chemicals. The company has internal policies and procedures for the safe handling and disposal of these materials, in full compliance with applicable laws and regulations, including applicable OSHA, EPA, state and local regulations, and utilizing EPA licensed disposal companies and facilities. Although we believe we have reduced our risk and impacts from these materials through our safety procedures, we cannot completely eliminate the risk of accidental contamination or injury from these materials. The ongoing cost of complying with environmental laws and regulations is significant and may increase in the future. All risks of environmental damage inherent to our operations cannot be mitigated and failure to comply with applicable government regulations could result in the imposition of fines, restrictions, or increased operational costs, which could impact our ability to carry on with our operations.

***We face the risk of product liability claims, which could exceed our insurance coverage, and product recalls, each of which could deplete our cash resources.***

As a participant in the pharmaceutical, biotechnology and immunotherapeutic drug industries, we are exposed to the risk of product liability claims alleging that use of our drug candidates caused an injury or harm. These claims can arise at any point in the development, testing, manufacture, marketing or sale of our drug candidates and may be made directly by patients involved in clinical trials of our products, by consumers or health care providers or by individuals, organizations or companies selling our products. Product liability claims can be expensive to defend, even if the drug or drug candidate did not actually cause the alleged injury or harm.

Insurance covering product liability claims becomes increasingly expensive as a drug candidate moves through the development pipeline to commercialization. However, there can be no assurance that such insurance coverage is or will continue to be adequate or available to us at a cost acceptable to us or at all. We may choose or find it necessary under our collaborative agreements to increase our insurance coverage in the future. We may not be able to secure greater or broader product liability insurance coverage on acceptable terms or at reasonable costs when needed. Any liability for damages resulting from a product liability claim could exceed the amount of our coverage, require us to pay a substantial monetary award from our own cash resources and have a material adverse effect on our business, financial condition and results of operations. Moreover, a product recall, if required, could generate substantial negative publicity about our products and business and inhibit or prevent development of our drug candidates and, if approval is obtained, commercialization of our future drugs.

## Risks Related to Intellectual Property

***We license technology from other companies to develop products, and those companies could influence research and development or restrict our use of it. In addition, if we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.***

Companies that license technologies to us that we use in our research and development programs may require us to achieve milestones or devote minimum amounts of resources to develop products using those technologies. They may also require us to make significant royalty and milestone payments, including a percentage of any sublicensing income, as well as payments to reimburse them for patent costs. The number and variety of our research and development programs require us to establish priorities and to allocate available resources among competing programs. From time to time, we may choose to slow down or cease our efforts on particular products. If in doing so we fail to fully perform our obligations under a license, the licensor can terminate the license or permit our competitors to use the technology. Termination of these licenses or reduction or elimination of our licensed rights may result in our having to negotiate new or reinstated licenses with less favorable terms. Moreover, we may lose our right to market and sell any products based on the licensed technology. The occurrence of such events could materially harm our business.

***Our ability to successfully develop and, if regulatory approval is obtained, commercialize our drug candidates may be materially adversely affected if we are unable to obtain and maintain effective intellectual property rights for our drug candidates and technologies.***

Our success depends in part on our ability to obtain and maintain patent protection and other intellectual property protection for our drug candidates and proprietary technology. We have sought to protect our proprietary position by filing patent applications in the United States and abroad related to our drug candidates and technology that are important to our business. This process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technologies or from developing competing drugs and technologies. We may also be unable to obtain patent term adjustments or extensions (or similar rights, such as Supplementary Protection Certificates, in foreign countries) at the relevant times, or the duration of any such adjustments, extensions or the like may be less than requested.

Biotechnology patents involve complex legal, scientific and factual questions and are highly uncertain and may also result in different outcomes in different territories. To date, there is no consistent policy regarding the breadth of claims allowed in biotechnology patents, particularly in regard to patents for technologies for human uses like those we use in our business. We cannot predict whether the patents we or our licensors seek will issue. If such patents are issued, a competitor may challenge them and may potentially have them revoked or limit their scope, for example based on existing or newly identified prior art or other issues of validity. Moreover, our patents may not afford effective protection against competitors with similar technology. A successful challenge to any one of our patents could result in a third party's ability to use the technology covered by the patent. We also face the risk that others will infringe, avoid or circumvent our patents. Technology that we license from others is subject to similar risks and this could harm our ability to use that technology. If we, or a company that licenses technology to us, were not the first creator of an invention that we use, and/or if inventorship were to be decided against us (or our licensor) in any relevant litigation, our use of the underlying product or technology will face restrictions, including elimination, and our ability to defend and/or enforce any affected patent rights could also be materially harmed.

If we must defend against suits brought against us or prosecute suits against others involving intellectual property rights, we will incur substantial costs. In addition to any potential liability for significant monetary damages, a decision against us may require us to obtain licenses to patents or other intellectual property rights of others on potentially unfavorable terms. If those licenses from third parties are necessary but we cannot acquire them, we would attempt to design around the relevant technology, which would cause higher development costs and delays and may ultimately prove impracticable.

***We may need to license intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.***

A third party may hold intellectual property, including patent rights, that are important or necessary to the development of our drug candidates. It may be necessary for us to use the patented or proprietary technology of a third party to commercialize our own technology or drug candidates, in which case we would be required to obtain a license from such third party. A license to such intellectual property may not be available or may not be available on commercially reasonable terms, which could have a material adverse effect on our business and financial condition.

***We may be unable to protect the confidentiality of our trade secrets, thus harming our business and competitive position.***

We rely upon trade secrets, including unpatented know-how, technology and other proprietary information to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our employees and our collaborators and consultants. We also have agreements with our employees that obligate them to assign their inventions to us. However, it is possible that technology relevant to our business will be independently developed by a person that is not a party to such an agreement. Furthermore, if the employees, consultants or collaborators that are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations. Further, our trade secrets could be disclosed, misappropriated or otherwise become known or be independently discovered by our competitors. In addition, intellectual property laws in foreign countries may not protect our intellectual property to the same extent as the laws of the United States. If our trade secrets are disclosed or misappropriated, it would harm our ability to protect our rights and have a material adverse effect on our business.

***We may become involved in lawsuits to protect or enforce our patents, which could be expensive, time- consuming and unsuccessful.***

Competitors may infringe our patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

***Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.***

Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our drug candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the proprietary rights or intellectual property of third parties. We may become party to, or be threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our drug candidates and technology. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. If we are found to infringe a third-party's intellectual property rights, we could be required to obtain a license from such third-party to continue developing our drug candidates and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease developing the infringing technology or product. In addition, we could be found liable for monetary damages. Claims that we have misappropriated the confidential information or trade secrets of third parties can have a similar negative impact on our business.

***Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.***

We employ individuals who were previously employed at universities or other diagnostic or biopharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

**Regulatory Risks**

***We may not be able to obtain or maintain orphan drug designation or exclusivity for our product candidates.***

We may seek orphan drug designation for some of our product candidates in the United States. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same indication for that drug during that time period. The applicable period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or the EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

We cannot assure you that any future application for orphan drug designation with respect to any product candidate will be granted. If we are unable to obtain orphan drug designation in the United States, we will not be eligible to obtain the period of market exclusivity that could result from orphan drug designation or be afforded the financial incentives associated with orphan drug designation. Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

***Any fast track designation or grant of priority review status by the FDA may not actually lead to a faster development or regulatory review or approval process, nor will it assure FDA approval of our product candidates. Additionally, our product candidates may treat indications that do not qualify for priority review vouchers.***

We may seek fast track designation for some of our product candidates or priority review of applications for approval of our product candidates. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA fast track designation. If a product candidate offers major advances in treatment, the FDA may designate it eligible for priority review. The FDA has broad discretion whether or not to grant these designations, so even if we believe a particular product candidate is eligible for these designations, we cannot assure you that the FDA would decide to grant them. Even if we do receive fast track designation or priority review, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

***Any breakthrough therapy designation granted by the FDA for our product candidates may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.***

We may seek a breakthrough therapy designation for some of our product candidates. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs and biologics that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA may also be eligible for accelerated approval if the relevant criteria are met.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the products no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

***If our processes and systems are not compliant with regulatory requirements, we could be subject to delays in submitting BLAs, NDAs or restrictions on marketing of drugs after they have been approved.***

We currently are developing drug candidates for regulatory approval and are in the process of implementing regulated processes and systems required to obtain and maintain regulatory approval for our drug candidates. Certain of these processes and systems for conducting clinical trials and manufacturing material must be compliant with regulatory requirements before we can apply for regulatory approval for our drug candidates. These processes and systems will be subject to continual review and periodic inspection by the FDA and other regulatory bodies. If we are unable to achieve compliance in a timely fashion or if compliance issues are identified at any point in the development and approval process, we may experience delays in filing for regulatory approval for our drug candidates or delays in obtaining regulatory approval after filing. In addition, any later discovery of previously unknown problems or safety issues with approved drugs or manufacturing processes, or failure to comply with regulatory requirements may result in restrictions on such drugs or manufacturing processes, withdrawal of drugs from the market, the imposition of civil or criminal penalties or a refusal by the FDA and/or other regulatory bodies to approve pending applications for marketing approval of new drugs or supplements to approved applications, any of which could have a material adverse effect on our business. In addition, we are a party to agreements that transfer responsibility for complying with specified regulatory requirements, such as filing and maintenance of marketing authorizations and safety reporting or compliance with manufacturing requirements, to our collaborators and third-party manufacturers. If our collaborators or third-party manufacturers do not fulfill these regulatory obligations, any drugs for which we or they obtain approval may be subject to later restrictions on manufacturing or sale or may even risk withdrawal, which could have a material adverse effect on our business.

***We have conducted and are conducting clinical trials outside the United States and anticipate conducting additional clinical trials outside the United States, and the FDA may not accept data from such trials.***

We are currently conducting clinical trials for our product candidates in countries outside of the United States and we anticipate that we will conduct additional clinical trials in countries outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of such study data by the FDA is subject to certain conditions. For example, the clinical trial must be conducted in accordance with GCP requirements and the FDA must be able to validate the data from the clinical trial through an onsite inspection if it deems such inspection necessary. Where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the United States, the FDA will not approve the application on the basis of foreign data alone unless those data are considered applicable to the U.S. patient population and U.S. medical practice, the clinical trials were performed by clinical investigators of recognized competence, and the data is considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, such clinical trials would be subject to the applicable local laws of the foreign jurisdictions where the clinical trials are conducted. A description of any studies related to overdosage is also required, including information on dialysis, antidotes, or other treatments, if known. There can be no assurance the FDA will accept data from clinical trials conducted outside of the United States. If the FDA does not accept any such data, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay aspects of our development plan.

Risks inherent in conducting international clinical trials include, but are not limited to:

- foreign regulatory requirements that could burden or limit our ability to conduct our clinical trials;

- administrative burdens of conducting clinical trials under multiple foreign regulatory schema;

- foreign currency fluctuations which could negatively impact our financial condition since certain payments are paid in local currencies;

- manufacturing, customs, shipment and storage requirements;

- cultural differences in medical practice and clinical research; and

- diminished protection of intellectual property in some countries.

***Changes in product candidate manufacturing or formulation may result in additional costs or delay.***

As product candidates are developed through preclinical studies to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. During the course of a development program, sponsors may also change the contract manufacturers used to produce the product candidates. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of clinical trials. Such changes may also require additional testing, notification or approval by the FDA, EMA or other regulatory authorities. This could delay completion of clinical trials; require the conduct of bridging clinical trials or studies, or the repetition of one or more clinical trials; increase clinical trial costs; delay or prevent approval of our product candidates and jeopardize our ability to commence product sales and generate revenue.

***Even if we receive regulatory approval for a drug candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and subject us to penalties if we fail to comply with applicable regulatory requirements.***

Once regulatory approval has been granted, the approved product and its manufacturer are subject to continual review by the FDA and/or non-U.S. regulatory authorities. Any regulatory approval that we or our collaboration partners receive for our drug candidates may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing follow-up studies to monitor the safety and efficacy of the product. In addition, if the FDA and/or non-U.S. regulatory authorities approve any of our drug candidates, we will be subject to extensive and ongoing regulatory requirements by the FDA and other regulatory authorities with regard to the labeling, packaging, adverse event reporting, storage, advertising, promotion and recordkeeping for our products. In addition, manufacturers of our drug products are required to comply with cGMP regulations, which include requirements related to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, regulatory authorities must inspect and approve these manufacturing facilities before they can be used to manufacture our drug products, and these facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP regulations. If we or a third party discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency or problems with the facility where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturer or us, including requiring withdrawal of the product from the market or suspension of manufacturing. If we, our drug candidates or the manufacturing facilities for our drug candidates fail to comply with regulatory requirements of the FDA and/or other non-U.S. regulatory authorities, we could be subject to administrative or judicially imposed sanctions, including the following:

- warning letters;

- civil or criminal penalties and fines;

- injunctions;

- consent decrees;

- suspension or withdrawal of regulatory approval;

- suspension of any ongoing clinical studies;

- voluntary or mandatory product recalls and publicity requirements;

- refusal to accept or approve applications for marketing approval of new drugs;

- restrictions on operations, including costly new manufacturing requirements; or

- seizure or detention of drugs or import bans.

The regulatory requirements and policies may change and additional government regulations may be enacted with which we may also be required to comply. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or in other countries. If we are not able to maintain regulatory compliance, we may not be permitted to market our future products, and our business may suffer.

***We may be subject, directly or indirectly, to federal and state health care fraud and abuse laws, false claims laws, transparency and pricing laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.***

If we obtain FDA approval for any of our drug candidates and begin commercializing those products in the United States, our operations will be directly, or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act. These laws may affect, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

- the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal health care program, such as the Medicare and Medicaid programs;

- federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent;

- the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information;

- the federal transparency requirements under the Patient Protection and Affordable Care Act of 2010 ("ACA") requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests;

- state law and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and

- state and federal laws, such as the Physician Sunshine Act, directed at generating transparency on financial issues, including drug prices and payments made by drug companies to various entities and individuals involved in healthcare.

Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including exclusion from payment by federal health care programs, civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

***Compliance with laws and regulations pertaining to the privacy and security of health information may be time consuming, difficult and costly, particularly in light of increased focus on privacy issues in countries around the world, including the U.S. and the EU.***

We are subject to various domestic and international privacy and security regulations related to personal information, including health information, that are appliable to our business and associated data processing activities. The confidentiality, collection, use and disclosure of personal data, including clinical trial patient-specific information, are subject to governmental regulation generally in the country that the personal data were collected or used. In the United States, we are subject to various state and federal privacy and data security regulations, including but not limited to HIPAA and as amended by the HITECH Act. HIPAA imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information, and mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common health care transactions, as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. We may also be subject to state security breach notification laws, state laws protecting the privacy and security of health and personal information, and federal and state consumer protections laws which regulate the collection, use, disclosure and transmission of personal information. These laws may overlap and conflict with each other, and each of these laws is subject to varying interpretations by courts and government agencies, creating complex compliance issues for us. In the EU, personal data includes any information that relates to an identified or identifiable natural person with health information carrying additional obligations, including obtaining the explicit consent from the individual for collection, use or disclosure of the information. We are also subject to the EU General Data Protection Regulation 2016/679 ("GDPR"). Violations of the GDPR can carry hefty fines. In addition, we may be subject to additional national laws and regulations that govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts. If we fail to comply with applicable data protection laws and regulations, we could be subject to penalties or sanctions, including criminal penalties. Furthermore, the legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing amount of focus on privacy and data protection issues.

Compliance with these laws may be time-consuming, difficult and costly. If we fail to comply with applicable laws, regulations or duties relating to the use, privacy or security of personal data we could be subject to the imposition of significant civil and criminal penalties, be forced to alter our business practices and suffer reputational harm.

***Changes in health care law and implementing regulations, including government restrictions on pricing and reimbursement, as well as health care policy and other health care payor cost-containment initiatives, may have a material adverse effect on us.***

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the regulatory system, health care system and efforts to control health care costs, including drug prices, that could have a significant negative impact on our business, including preventing, limiting or delay regulatory approval of our drug candidates and reducing the sales and profits derived from our products once they are approved. For example, in the United States, the ACA substantially changed the way health care is financed by both governmental and private insurers and significantly affects the pharmaceutical industry. Many provisions of ACA impact the biopharmaceutical industry, including that in order for a biopharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the drug pricing program under the Public Health Services Act, or PHS. Since its enactment, there have been judicial and Congressional challenges and amendments to certain aspects of ACA. There is continued uncertainty about the implementation of ACA, including the potential for further amendments to the ACA and legal challenges to or efforts to repeal the ACA.

In addition, the Inflation Reduction Act of 2022, enacted in August 2022, empowers the Centers for Medicare and Medicaid Services to negotiate directly with pharmaceutical companies to set the prices for a limited set of high-cost drugs covered by Medicare, and puts penalties in place for drug manufacturers who increase their Medicare prices by more than the rate of inflation.

Other examples of proposed changes include, but are not limited to, expanding post-approval requirements, changing the Orphan Drug Act, and restricting sales and promotional activities for pharmaceutical products.

We cannot be sure whether additional legislative changes will be enacted, or whether government regulations, guidance or interpretations will be changed, or what the impact of such changes would be on the marketing approvals, sales, pricing, or reimbursement of our drug candidates or products, if any, may be.

**Risks Related to Our Capital Stock**

***Our history of losses and uncertainty of future profitability make our common stock a highly speculative investment.***

We have had no commercial revenue to date from sales of our drug candidates. We had an accumulated deficit of $1.4 billion as of December 31, 2023. We expect to spend substantial funds to continue the research and development testing of our drug candidates.

In anticipation of FDA approval of these products, we will need to make substantial investments to establish sales, marketing, quality control, regulatory compliance capabilities and commercial manufacturing alliances. These investments will increase if and when any of these drug candidates receive FDA approval. We cannot predict how quickly our lead drug candidates will progress through the regulatory approval process. As a result, we may continue to lose money for several years.

We cannot be certain that we will achieve or sustain profitability in the future. Failure to achieve profitability could diminish our ability to sustain operations, pay dividends on our common stock, obtain additional required funds and make required payments on our present or future indebtedness.

***Our share price has been and could remain volatile.***

The market price of our common stock has historically experienced and may continue to experience significant volatility. From January 2022 through December 2023, the market price of our common stock has fluctuated from a high of $48.40 per share in the first quarter of 2023, to a low of $19.85 per share in the second quarter of 2022. Our progress in developing and commercializing our products, the impact of government regulations on our products and industry, the potential sale of a large volume of our common stock by stockholders, our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us or our competitors could cause the market price of our common stock to fluctuate substantially with significant market losses. If our stockholders sell a substantial number of shares of common stock, especially if those sales are made during a short period of time, those sales could adversely affect the market price of our common stock and could impair our ability to raise capital. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition, we could be subject to a securities class action litigation as a result of volatility in the price of our stock, which could result in substantial costs and diversion of management's attention and resources and could harm our stock price, business, prospects, results of operations and financial condition.

***Our ability to use our net operating loss carryforwards will be subject to limitation and, under certain circumstances, may be eliminated.***

As of December 31, 2023, we had net operating loss carryforwards, or NOLs, of approximately $618.4 million for federal income tax purposes, and $1.0 billion for state income tax purposes. Utilization of these NOLs depends on many factors, including our future income, which cannot be assured. In addition, utilization of our net operating loss and research and development credit carryforwards may be subject to substantial annual limitation due to ownership change limitations that have occurred previously or that could occur in the future provided by Section 382 of the Internal Revenue Code of 1986, or Section 382, as well as similar state provisions. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period.

In October 2007, June 2009, December 2009 and December 2013, we experienced a change in ownership as defined by Section 382. Historically, we have raised capital through the issuance of capital stock on several occasions which, combined with shareholders' subsequent disposition of those shares, has resulted in three changes of control, as defined by Section 382. As a result of these ownership changes, utilization of at least some of our federal NOL carryforwards is subject to an annual limitation. We have not undertaken a study to assess whether an ownership change or multiple ownership changes have occurred for (i) acquired businesses with NOLs prior to being acquired by the Company, (ii) the Company on the state level, (iii) the Company since March 2015 or (iv) research and development credits. If, based on such a study, we were to determine that there has been an ownership change at any time, utilization of net operating loss or tax credit carryforwards would be subject to an annual limitation under Section 382 (or similar state provisions).

Any unused annual limitation may be carried over to later years, and the amount of the limitation may, under certain circumstances, be subject to adjustment if the fair value of our net assets is determined to be below or in excess of the tax basis of such assets at the time of the ownership change, and such unrealized loss or gain is recognized during the five-year period after the ownership change. Subsequent ownership changes, as defined in Section 382, could further limit the amount of net operating loss carryforwards and research and development credits that can be utilized annually to offset future taxable income. Additionally, the Tax Cuts and Jobs Act limited the deduction for net operating losses to 80% of taxable income while providing that net operating loss carryovers for years after 2017 will not expire. The CARES Act provides relief to corporate taxpayers by permitting a five year carryback of 2018 – 2020 NOLs, removing the 80% limitation on the carryback of those NOLs, and accelerates refunds for minimum tax credit carryforwards, along with a few other provisions. During the twelve months ended December 31, 2023, no material adjustments were made to provision amounts recorded as a result of the enactment of the CARES Act.

Refer to Note 15, "Income Taxes," in the accompanying notes to the financial statements for additional discussion on income taxes.

**General Risk Factors**

***If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.***

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. We have designed, implemented and tested the internal control over financial reporting required to comply with this obligation, which was and is time consuming, costly, and complicated. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. Any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

***We have many competitors in our field, and they may develop technologies that make ours obsolete.***

Biotechnology, pharmaceuticals and therapeutics are rapidly evolving fields in which scientific and technological developments are expected to continue at a rapid pace. We have many competitors in the U.S. and abroad. The competitors of which we are aware that have initiated a Phase 3 study or have obtained marketing approval for a potentially competitive drug to barzolvolimab for treatment of CSU, CIndU, PN and EoE include: Allakos (lirentelimab for EoE), Celltrion (CT-P39; omalizumab biosimilar for CSU), Galderma/Chugai (nemolizumab for PN), Novartis (remibrutinib for CSU), and Regeneron/Sanofi (Dupixent for CSU, CIndU, PN and EoE). Our success depends upon our ability to develop and maintain a competitive position in the product categories and technologies on which we focus. Many of our competitors have greater capabilities, experience and financial resources than we do. Competition is intense and is expected to increase as new products enter the market and new technologies become available. Our competitors may:

- develop technologies and products that are more effective than ours, making ours obsolete or otherwise noncompetitive;

- obtain regulatory approval for products more rapidly or effectively than us; and

- obtain patent protection or other intellectual property rights that would block our ability to develop competitive products.

***We or the third parties upon whom we depend may be adversely affected by natural disasters or other unforeseen events and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.***

Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, power shortage, telecommunication failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities, or the manufacturing facilities of our third-party CMOs, could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. For example, our operations are located primarily on the east coast of the United States, and any adverse weather event or natural disaster, such as a hurricane or heavy snowstorm, could have a material adverse effect on a substantial portion of our operations. If any event occurred that prevented us from using all or a significant portion of our manufacturing and lab facilities, damaged critical infrastructure, such as third-party manufacturing facilities, or otherwise disrupted operations and travel, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

### We face risks related to health epidemics and outbreaks, including COVID-19, which could significantly disrupt our preclinical studies and clinical trials.

Disease outbreaks, epidemics and pandemics, including COVID-19, in regions where we have concentrations of clinical trial sites and other business operations, could adversely affect our business, including by causing significant disruptions in our operations and/or in the operations of manufacturers and CROs upon whom we rely. Disease outbreaks, epidemics and pandemics may have negative impacts on our ability to initiate new clinical trial sites, enroll new patients and maintain existing patients who are participating in clinical trials, which may result in increased clinical trial costs, longer timelines and delay in our ability to obtain regulatory approvals of our product candidates, if at all. For example, patient enrollment and recruitment could be delayed due to local clinical trial site protocols designed to protect staff and patients from certain outbreaks, which could delay the expected timelines for data readouts of our preclinical studies and clinical trials. Additionally, general supply chain issues may be exacerbated during disease outbreaks, epidemics or pandemics and may also impact the ability of our clinical trial sites to obtain basic medical supplies used in our trials in a timely fashion, if at all. Moreover, the extent to which disease outbreaks, epidemics and pandemics may impact our business, results of operations and financial position will depend on future developments, which are highly uncertain and cannot be predicted with confidence. New health epidemics or pandemics may emerge that result in similar or more severe disruptions to our business. A future disease outbreak, epidemic or pandemic adversely affects our business, financial condition, results of operations and growth prospects.

The future progression of the COVID-19 epidemic and its effects on our business and operations are uncertain. The impacts of a potential resurgence of COVID-19 could pose the risk that we or our employees, suppliers, customers and others may be restricted or prevented from conducting business activities for indefinite or intermittent periods of time, including as a result of employee health and safety concerns, shutdowns, shelter in place orders, travel restrictions and other actions and restrictions that may be prudent or required by governmental authorities. This could disrupt our ability to operate our business, including producing drug product and administering our preclinical and clinical studies. In addition, fluctuations in demand and other implications associated with the COVID-19 pandemic have resulted in, and could continue resulting in, certain supply chain constraints and challenges.

### Disruptions in the global economy and supply chains may have a material adverse effect on our business, financial condition and results of operations.

The disruptions to the global economy due to geopolitical events have impeded, and may continue to impede in the future, global supply chains, resulting in longer lead times and also increased critical component costs and freight expenses. We have taken steps to minimize the impact of these increased costs by working closely with our suppliers. Despite the actions we have undertaken to minimize the impacts from disruptions to the global economy, there can be no assurances that unforeseen future events in the global supply chain, and inflationary pressures, will not have a material adverse effect on our business, financial condition and results of operations.

### We depend greatly on the intellectual capabilities and experience of our key executives and scientists, and the loss of any of them could affect our ability to develop our products.

The loss of any of our executive officers could harm us. We entered into employment agreements with each of our executive officers, although an employment agreement as a practical matter does not guarantee retention of an employee. We also depend on our scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to us. In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial and marketing personnel, particularly as we expand our activities in clinical trials, the regulatory approval process and sales and manufacturing. We routinely enter into consulting agreements with our scientific and clinical collaborators and advisors, key opinion leaders and heads of academic departments in the ordinary course of our business. We also enter into contractual agreements with physicians and institutions who recruit patients into our clinical trials on our behalf in the ordinary course of our business.

Notwithstanding these arrangements, we face significant competition for this type of personnel from other companies, research and academic institutions, government entities and other organizations. We cannot predict our success in hiring or retaining the personnel we require for continued growth.

***Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.***

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with applicable privacy laws, comply with manufacturing standards we have established, comply with federal and state health care fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Business Conduct and Ethics and launched a Health Care Compliance program, but it is not always possible to identify and deter employee misconduct. The precautions we take and the investments we make to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant effect on our business and results of operations, including the imposition of significant fines or other sanctions.

***We may not be able to maintain compliance with the Listing Rules of the NASDAQ Stock Exchange.***

There can be no assurance that in the future we will be able to maintain compliance with the Nasdaq Listing Rules, including the minimum bid price requirement and other applicable corporate governance requirements. If we fail to maintain compliance with the minimum bid requirement or to meet the other applicable continued listing requirements for the NASDAQ Capital Market in the future and NASDAQ determines to delist our common stock, the delisting could adversely affect the market price and liquidity of our common stock and reduce our ability to raise additional capital. In addition, if our common stock is delisted from NASDAQ and the trading price remains below $5.00 per share, trading in our common stock might also become subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trade involving a stock defined as a "penny stock" (generally, any equity security not listed on a national securities exchange or quoted on NASDAQ that has a market price of less than $5.00 per share, subject to certain exceptions).

## Item 1B. UNRESOLVED STAFF COMMENTS

None.

## Item 1C. CYBERSECURITY

*Cybersecurity Risk Management and Strategy*

To effectively prevent, detect and respond to cybersecurity threats, we maintain a cyber risk management program under the responsibility of the head of the Information Technology ("IT") function. Management and administration of cybersecurity systems and activities are primarily outsourced to consultants who have cross-functional expertise in cyber security and who perform the work under the supervision of the IT head. Our IT head, in turn reports to the Senior Vice-President and General Counsel who is responsible for and knowledgeable of legal and contractual cybersecurity risk for the organization. The program is comprised of policies, standards, architecture, and processes, which are reviewed and updated on a periodic basis. The program leverages a multilayered approach of utilizing different practices, technologies, vendors or techniques without an overreliance on a single vendor. We engage with consultants to help develop and evidence the policies, standards, and processes in a manner consistent with applicable legal requirements, and also evaluate and adopt cybersecurity software from reputable vendors in cybersecurity, some that provide software as a service solutions backed by a Security Operations Center. We also engage separate third parties to provide penetration testing, risk consulting, cybersecurity incident assessment and forensics, as necessary and in addition to IT's internal risk assessment processes. We work with many companies that provide hosted software or support for software systems. It is important for these companies to also have effective cybersecurity measures to protect data and systems. We have a self-attestation form to assess cybersecurity readiness that is sent to select vendors based on a risk assessment. For certain vendors, we request System and Organization Controls (SOC) reports or similar documents to provide assurance that the vendors have audited practices or practices in keeping with our legal requirements even if SOC audit documentation does not exist. We have also engaged legal counsel to advise on cybersecurity matters and we have developed an escalation protocol to report cybersecurity incidents as legally required. No material cybersecurity incidents have occurred to date.

The program also includes training that reinforces our policies, standards, and practices, as well as the expectation that employees comply with these policies. The training engages personnel on how to identify potential cybersecurity risks and protect our resources and information. This training is mandatory for all employees on a periodic basis, and it is supplemented by testing initiatives, including periodic phishing tests. We maintain a cybersecurity risk insurance policy.

*Governance; Board Oversight*

Our Audit Committee is responsible for reviewing our information security programs, including cybersecurity. IT provides regular updates to the Audit Committee on our IT security strategy, secure score assessments, penetration testing results, and status of risk mitigation activities, where applicable. IT also notifies the Audit Committee and Executive Committee of any cybersecurity incidents (suspected or actual) and provides updates on the incidents as well as cybersecurity risk mitigation activities, as appropriate.

## Item 2. PROPERTIES

As of December 31, 2023, our significant leased properties are described below.

| Property Location | Approximate Square Feet | Use | Lease Expiration Date |
|---|---|---|---|
| Hampton, New Jersey | 33,400 | Headquarters, Office and Laboratory | July 2025[1] |
| Fall River, Massachusetts | 33,900 | Manufacturing, Office and Laboratory | July 2025[2] |
| New Haven, Connecticut | 17,700 | Office and Laboratory | April 2025 |

(1) Lease includes one renewal option of two years followed by one renewal option of three years.

(2) Lease includes one renewal option of two years followed by one renewal option of three years.

## Item 3. LEGAL PROCEEDINGS

We are not currently a party to any material legal proceedings.

## Item 4. MINE SAFETY DISCLOSURES

Not applicable.

**PART II**

**Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Our common stock currently trades on the Nasdaq Capital Market (NASDAQ) under the symbol "CLDX." As of February 14, 2024, there were approximately 133 shareholders of record of our common stock. On February 14, 2024 the closing price of our common stock, as reported by NASDAQ, was $36.26 per share. We have not paid any dividends on our common stock since our inception and do not intend to pay any dividends in the foreseeable future.

**CELLDEX THERAPEUTICS, INC., NASDAQ MARKET INDEX — U.S. AND PEER GROUP INDICES**

The graph below compares the cumulative total stockholder return on the common stock for the period from December 31, 2018 through December 31, 2023, with the cumulative return on (i) NASDAQ U.S. Benchmark TR Index and (ii) NASDAQ Pharmaceutical (Subsector) Index. The comparison assumes investment of $100 on December 31, 2018 in our common stock and in each of the indices and, in each case, assumes reinvestment of all dividends. The points on the graph are as of December 31 of the year indicated.



| | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 |
|---|---|---|---|---|---|---|
| Celldex Therapeutics, Inc. | $ 100 | $ 75 | $ 590 | $ 1,302 | $ 1,501 | $ 1,336 |
| NASDAQ U.S. Benchmark TR Index. | $ 100 | $ 131 | $ 159 | $ 200 | $ 161 | $ 203 |
| NASDAQ Pharmaceutical (Subsector) Index. | $ 100 | $ 115 | $ 127 | $ 157 | $ 175 | $ 182 |

**Item 6. [Reserved]**

**Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

**OVERVIEW**

We are a biopharmaceutical company dedicated to exploring the science of mast cell biology and developing therapeutic antibodies which have the ability to engage the human immune system and/or directly affect critical pathways to improve the lives of patients with severe inflammatory, allergic, autoimmune and other devastating diseases. Our drug candidates include monoclonal and bispecific antibodies designed to address mast cell mediated diseases for which available treatments are inadequate.

We are focusing our efforts and resources on the continued research and development of

- Barzolvolimab (also referred to as CDX-0159), a monoclonal antibody that specifically binds the KIT receptor and potently inhibits its activity, which is currently being studied across multiple mast cell driven diseases including

    – Chronic Urticarias: In November 2023, we announced that our Phase 2 study in chronic spontaneous urticaria (CSU) achieved the primary efficacy endpoint (statistically significant mean change from baseline to week 12 of urticaria activity score compared to placebo) and was well tolerated. The study is ongoing and patients will continue to receive barzolvolimab for 52 weeks of treatment; we plan to report topline 52 week data in the second half of 2024. We are currently planning for the initiation of Phase 3 studies in CSU in summer 2024. A Phase 2 study in chronic inducible urticaria (CIndU) is currently enrolling patients and we expect to report data from this study in the second half of 2024;

    – Prurigo Nodularis (PN): In November 2023, we reported positive data from a Phase 1b study in PN that supports further development of barzolvolimab in this indication and we are currently planning for the initiation of a Phase 2 study in PN in early 2024;

    – Eosinophilic Esophagitis (EoE): A Phase 2 study in EoE was initiated in June 2023 and enrollment is ongoing.

- Our next generation bispecific antibody platform to support pipeline expansion with additional candidates for inflammatory diseases and oncology. Targets are being selected based on new science as well as their compatibility to be used in bispecific antibody formats with our existing antibody programs. Development is focused on emerging, important pathways controlling inflammatory diseases or immunity to tumors.

Our goal is to build a fully integrated, commercial-stage biopharmaceutical company that develops important therapies for patients with unmet medical needs. We believe our program assets provide us with the strategic options to either retain full economic rights to our innovative therapies or seek favorable economic terms through advantageous commercial partnerships. This approach allows us to maximize the overall value of our technology and product portfolio while best ensuring the expeditious development of each individual product.

The expenditures that will be necessary to execute our business plan are subject to numerous uncertainties. Completion of clinical trials may take several years or more, and the length of time generally varies substantially according to the type, complexity, novelty and intended use of a drug candidate. It is not unusual for the clinical development of these types of drug candidates to each take five years or more, and total development costs could exceed hundreds of millions of dollars for each drug candidate. We estimate that clinical trials of the type we generally conduct are typically completed over the following timelines:

| Clinical Phase | Estimated Completion Period |
|---|---|
| Phase 1 | 1 – 2 Years |
| Phase 2 | 1 – 5 Years |
| Phase 3 | 1 – 5 Years |

The duration and the cost of clinical trials may vary significantly over the life of a project as a result of differences arising during the clinical trial protocol, including, among others, the following:

- the number of patients that ultimately participate in the trial;

- the duration of patient follow-up that seems appropriate in view of results;

- the number of clinical sites included in the trials;

- the length of time required to enroll suitable patient subjects; and

- the efficacy and safety profile of the drug candidate.

We test potential drug candidates in numerous preclinical studies for safety, toxicology and immunogenicity. We may then conduct multiple clinical trials for each drug candidate. As we obtain results from trials, we may elect to discontinue or delay clinical trials for certain drug candidates in order to focus our resources on more promising drug candidates.

An element of our business strategy is to pursue the discovery, research and development of a broad portfolio of drug candidates. This is intended to allow us to diversify the risks associated with our research and development expenditures. To the extent we are unable to maintain a broad range of drug candidates, our dependence on the success of one or a few drug candidates increases.

Regulatory approval is required before we can market our drug candidates as therapeutic products. In order to proceed to subsequent clinical trial stages and to ultimately achieve regulatory approval, the regulatory agencies must conclude that our clinical data demonstrate that our product candidates are safe and effective. Historically, the results from preclinical testing and early clinical trials (through Phase 2) have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in early clinical trials but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals.

Furthermore, our business strategy includes the option of entering into collaborative arrangements with third parties to complete the development and commercialization of our drug candidates. In the event that third parties take over the clinical trial process for one of our drug candidates, the estimated completion date would largely be under control of that third party rather than us. We cannot forecast with any degree of certainty which proprietary products, if any, will be subject to future collaborative arrangements, in whole or in part, and how such arrangements would affect our development plan or capital requirements. Our programs may also benefit from subsidies, grants, contracts or government or agency-sponsored studies that could reduce our development costs.

As a result of the uncertainties discussed above, among others, it is difficult to accurately estimate the duration and completion costs of our research and development projects or when, if ever, and to what extent we will receive cash inflows from the commercialization and sale of a product. Our inability to complete our research and development projects in a timely manner or our failure to enter into collaborative agreements, when appropriate, could significantly increase our capital requirements and could adversely impact our liquidity. These uncertainties could force us to seek additional, external sources of financing from time to time in order to continue with our business strategy. Our inability to raise additional capital, or to do so on terms reasonably acceptable to us, would jeopardize the future success of our business.

During the past five years through December 31, 2023, we incurred an aggregate of $338.8 million in research and development expenses. The following table indicates the amount incurred for each of our significant research programs and for other identified research and development activities during the years ended December 31, 2023, 2022 and 2021. The amounts disclosed in the following table reflect direct research and development costs, license fees associated with the underlying technology and an allocation of indirect research and development costs to each program.

| | Year Ended December 31, 2023 | | Year Ended December 31, 2022 | | Year Ended December 31, 2021 | |
|---|---|---|---|---|---|---|
| | | | (In thousands) | | | |
| Barzolvolimab/Anti-KIT Program . . . . . . . . . . . . . . | $ | 79,913 | $ | 51,220 | $ | 24,395 |
| CDX-585 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 6,357 | | 9,793 | | 7,133 |
| Other Programs . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 31,741 | | 21,245 | | 21,783 |
| Total R&D Expense . . . . . . . . . . . . . . . . . . . . . . . | $ | 118,011 | $ | 82,258 | $ | 53,311 |

## Clinical Development Programs

### *Barzolvolimab (also referred to as CDX-0159)*

Barzolvolimab is a humanized monoclonal antibody that specifically binds the receptor tyrosine kinase KIT and potently inhibits its activity. KIT is expressed in a variety of cells, including mast cells, and its activation by its ligand SCF regulates mast cell growth, differentiation, survival, chemotaxis and degranulation. Barzolvolimab is designed to block KIT activation by disrupting both SCF binding and KIT dimerization. By targeting KIT, barzolvolimab has been shown to inhibit mast cell activity and decrease mast cell numbers, which we believe could provide potential clinical benefit in mast cell related diseases.

Barzolvolimab was initially studied in chronic spontaneous urticaria (CSU) and chronic inducible urticaria (CIndU), diseases where mast cell degranulation plays a central role in the onset and progression of the disease. Phase 1 studies in CSU and CIndU were successfully completed and Phase 2 studies are ongoing. In November 2023, we reported that barzolvolimab achieved the primary efficacy endpoint in the ongoing Phase 2 CSU study, with a statistically significant mean change from baseline to week 12 of UAS7 (weekly urticaria activity score) compared to placebo and was well tolerated. We are currently planning Phase 3 studies in CSU which are expected to initiate in summer 2024.

Based on the positive results reported in urticaria, we expanded development of barzolvolimab into additional indications where mast cells are believed to play an important role. We are conducting an ongoing Phase 2 study in eosinophilic esophagitis (EoE) and are preparing to initiate a Phase 2 study in prurigo nodularis (PN) in early 2024 after reporting positive data from a Phase 1b study in PN in late 2023. We continue to assess potential opportunities for barzolvolimab in other diseases where mast cells play an important role, such as dermatologic, respiratory, allergic, gastrointestinal and ophthalmic conditions.

### *Chronic Spontaneous Urticaria (CSU)*

CSU presents as itchy hives, angioedema or both for at least six weeks without a specific trigger; multiple episodes can play out over years or even decades. It is one of the most frequent dermatologic diseases with a prevalence of 0.5-1.0% of the total population or up to approximately 1 to 3 million patients in the United States (Weller et al. 2010. Hautarzt. 61(8), Bartlett et al. 2018. DermNet.Org). Approximately 50% of patients with CSU achieve symptomatic control with antihistamines. Omalizumab, an IgE inhibitor, provides relief for roughly half of the remaining antihistamine refractory patients. Consequently, there is a need for additional therapies.

We have completed a Phase 1b randomized, double-blind, placebo-controlled multi-center study of barzolvolimab in CSU. The study was designed to assess the safety of multiple ascending doses of barzolvolimab in patients with CSU who remain symptomatic despite treatment with antihistamines. Secondary and exploratory objectives included pharmacokinetic and pharmacodynamic assessments, clinical activity outcomes and quality of life assessments. Barzolvolimab was administered intravenously as add on treatment to H1-antihistamines, either alone or in combination with H2-antihistamines and/or leukotriene receptor agonists. 45 patients with moderate to severe CSU refractory to antihistamines were enrolled and treated [35 barzolvolimab (n=9 in 0.5 mg/kg; n=8 in 1.5 mg/kg; n=9 in 3.0 mg/kg; n=9 in 4.5 mg/kg) and 10 placebo].

At saturating doses (1.5 mg/kg and higher), barzolvolimab resulted in rapid, marked and durable responses in patients with moderate to severe CSU refractory to antihistamines. The 1.5 mg/kg, 3.0 mg/kg and 4.5 mg/kg dose groups showed similar markedly improved urticaria symptoms, including rapid onset of responses (as early as 1 week after the first dose) and prolonged disease control with sustained durability up to 24 weeks. Patients with prior omalizumab therapy also had similar symptom improvement as all patients.

- Mean reduction from baseline in weekly urticaria activity score (UAS7) at week 12 was 67% in the 1.5 mg/kg dose group (n=8), 67% in the 3.0 mg/kg dose group (n=9) and 82% in the 4.5 mg/kg dose group (n=9). Mean reduction from baseline in UAS7 at week 24 was 80% in the 1.5 mg/kg dose group (n=7), 70% in the 3.0 mg/kg dose group (n=6) and 77% in the 4.5 mg/kg dose group (n=7).

- Complete response (UAS7=0) at week 12 was 57% in the 1.5 mg/kg dose group, 44% in the 3.0 mg/kg dose group and 67% in the 4.5 mg/kg dose group. Complete response (UAS7=0) at week 24 was 57% in the 1.5 mg/kg dose group, 67% in the 3.0 mg/kg dose group and 43% in the 4.5 mg/kg dose group.

- Well-controlled disease (UCT≥ 12) at week 12 was 75% in the 1.5 mg/kg dose group, 63% in the 3.0 mg/kg dose group and 89% in the 4.5 mg/kg dose group. Well-controlled disease (UCT≥ 12) at week 24 was 75% in the 1.5 mg/kg dose group, 67% in the 3.0 mg/kg dose group and 67% in the 4.5 mg/kg dose group.

- During post-treatment follow up, 71% (10 of 14) of patients who had been treated with doses greater than or equal to 1.5 mg/kg and had a complete response (UAS7=0) at week 12, remained urticaria free at week 24 (patients received last dose of barzolvolimab at week 8).

- Profound and durable improvement in angioedema symptoms as measured through the weekly angioedema activity score (AAS7) was achieved across all dose levels evaluated with sustained activity observed with the 1.5 mg/kg and greater dose levels.

- Patients also reported improvements in quality of life outcomes as assessed by the Dermatology Life Quality Index (DLQI) which surveys patients' perceptions of symptoms and feelings, daily activities, leisure, work and school performance, personal relationships and treatment.

- Tryptase suppression, indicative of mast cell depletion, paralleled symptom improvement, demonstrating the impact of mast cell depletion on CSU disease activity.

- Barzolvolimab was well tolerated. Most AEs were mild or moderate in severity and resolved while on study. The most common treatment emergent adverse events were hair color changes, COVID-19, headache, neutropenia and urinary tract infections (UTIs). UTIs and COVID-19 were reported as unrelated to treatment. Generally transient, asymptomatic and mild changes in hematologic parameters were observed, consistent with observations from prior studies. No pattern of further decrease was observed with multiple dose administration.

Data from this study were reported across multiple medical meetings, including the American Academy of Allergy, Asthma & Immunology (AAAAI) Annual Meeting in February 2023, the European Academy of Allergy and Clinical Immunology (EAACI) Annual Congress in June 2023 and the European Academy of Dermatology & Venereology (EADV) Congress in October 2023.

In June 2022, we initiated dosing in a Phase 2 study in patients with CSU who remained symptomatic despite antihistamine therapy; in July 2023, we announced that enrollment was complete. The study is being conducted at approximately 75 sites across 9 countries. The study is a randomized, double-blind, placebo-controlled, parallel group Phase 2 study evaluating the efficacy and safety profile of multiple dose regimens of barzolvolimab to determine the optimal dosing strategy. 208 patients have been randomly assigned on a 1:1:1:1 ratio to receive subcutaneous injections of barzolvolimab at 75 mg every 4 weeks, 150 mg every 4 weeks, 300 mg every 8 weeks or placebo during a 16-week placebo-controlled treatment phase. After 16 weeks, patients then enter a 36-week active treatment period, in which patients receiving placebo or the 75 mg dose are randomized to receive barzolvolimab 150 mg every 4 weeks or 300 mg every 8 weeks; patients already randomized to the 150 mg and 300 mg treatment arms remain on the same regimen as during the placebo-controlled treatment period. After 52 weeks, patients then enter a follow-up period for an additional 24 weeks. The primary endpoint of the study is mean change in baseline to week 12 in UAS7 (weekly urticaria activity score). Secondary endpoints include safety and other assessments of clinical activity including ISS7 (weekly itch severity score), HSS7 (weekly hive severity score) and AAS7 (weekly angioedema activity score).

Topline data from this study were presented in November of 2023 and 12 week treatment results were presented at the American Academy of Allergy, Asthma & Immunology (AAAAI) Annual Meeting in February 2024. Data from the 208 patients randomized in the study showed that barzolvolimab achieved the primary efficacy endpoint, with a statistically significant mean change from baseline to week 12 in UAS7 compared to placebo at all dose levels. Secondary and exploratory endpoints in the study were also achieved at week 12 and strongly support the primary endpoint results, including changes in ISS7 and HSS7 and responder analyses. Importantly, barzolvolimab demonstrated rapid, durable and clinically meaningful responses in patients with moderate to severe CSU refractory to antihistamines, including patients with prior omalizumab treatment. Demographics and baseline disease characteristics were well balanced across treatment groups. The majority of patients on study had severe disease (UAS7≥28).

| Summary of Clinical Activity Assessments at Week 12 | | | | |
|---|---|---|---|---|
| | 300 mg Q8W (n=51) | 150 mg Q4W (n=52) | 75 mg Q4W (n=53) | Placebo (n=51) |
| **UAS7 Changes** | | | | |
| Baseline UAS7 (mean) | 31.33 | 30.75 | 30.30 | 30.09 |
| LS Mean change at Week 12 | -23.87 | -23.02 | -17.06 | -10.47 |
| LS Mean difference from placebo (Confidence Interval, p value) | -13.41 (CI: -17.47, -9.34) **p<0.0001** | -12.55 (CI:-16.56, -8.55) **p<0.0001** | -6.60 (CI:-10.71, -2.49) p=0.0017 | |
| **HSS7 Changes** | | | | |
| Baseline HSS7 (mean) | 14.92 | 15.05 | 14.86 | 14.47 |
| LS Mean change at Week 12 | -12.19 | -11.19 | -8.25 | -4.95 |
| LS Mean difference from placebo (Confidence Interval, p value) | -7.24 (CI:-9.36, -5.12) **p<0.0001** | -6.24 (CI:-8.33, -4.16), **p<0.0001** | -3.31 (CI:-5.40, -1.22), p=0.0020 | |
| **ISS7 Changes** | | | | |
| Baseline ISS7 (mean) | 16.42 | 15.70 | 15.44 | 15.61 |
| LS Mean change at Week 12 | -11.79 | -11.68 | -8.62 | -5.47 |
| LS Mean difference from placebo (Confidence Interval, p value) | -6.32 (CI: -8.50, -4.13), **p<0.0001** | -6.21 (CI: -8.38, -4.04), **p<0.0001** | -3.16 (CI: -5.41, -0.91), p=0.0061 | |
| **Responder Analyses/Clinical Responses** | | | | |
| UAS7=0 (Complete Control) | 37.5% | 51.1% | 22.9% | 6.4% |
| UAS7≤6 (Well-controlled) | 62.5% | 59.6% | 41.7% | 12.8% |

UAS7, HSS7 and ISS7 data were analyzed using ANCOVA model and multiple imputation.

Barzolvolimab demonstrated strong improvement in UAS7 independent of omalizumab status at Week 12. Approximately 20% (n=41) of enrolled patients received prior treatment with omalizumab and more than half of these patients had omalizumab-refractory disease. These patients experienced a similar clinical benefit as the overall treated population within their individual dosing groups consistent with the barzolvolimab mechanism of action.

Barzolvolimab was well tolerated with a favorable safety profile. Most adverse events were mild to moderate in severity; through 12 weeks, the most common treatment emergent adverse events in barzolvolimab treated patients were urticaria/CSU (10%), hair color changes (9%), and neutropenia/ANC decrease (8%). The rate of infections was similar between barzolvolimab treated patients and placebo with no association between neutropenia and infections.

Patients on study will continue to receive barzolvolimab for 52 weeks and we plan to report 52 week data in late 2024. We believe these results strongly support the further development of barzolvolimab in CSU and are currently planning two Phase 3 studies of barzolvolimab which we plan to initiate in summer 2024.

*Chronic Inducible Urticaria (CIndU)*

CIndUs are forms of urticaria that have an attributable cause or trigger associated with them, typically resulting in hives or wheals. The prevalence of CIndU is estimated at 0.5% of the total population and is reported to overlap in up to 36% of CSU patients (Weller et al. 2010. Hautarzt. 61(8), Bartlett et al. 2018. DermNet.Org). There are currently no approved therapies for chronic inducible urticarias other than antihistamines and patients attempt to manage symptoms associated with their disease through avoidance of triggers. We are currently exploring cold-induced and dermographism (scratch-induced) urticarias in an ongoing Phase 2 study.

We completed a Phase 1b open label clinical trial in CIndU in patients refractory to antihistamines, conducted in Germany. This study was designed to evaluate the safety of a single intravenous dose (3 mg/kg) of barzolvolimab in patients with cold urticaria (ColdU) or symptomatic dermographism (SD). The study was expanded to include a cohort (single dose, 3 mg/kg) in patients with cholinergic urticaria ("CholU") and a cohort at a lower dose (single dose, 1.5 mg/kg) in ColdU. Patient's symptoms were induced via provocation testing that resembles real life triggering situations. Secondary and exploratory objectives included pharmacokinetic and pharmacodynamic assessments, including changes from baseline provocation thresholds, measurement of tryptase and stem cell factor levels, clinical activity outcomes, quality of life assessments and measurement of tissue mast cells through skin biopsies.

Generally patients on study had high disease activity at baseline that was poorly controlled and marked impairment in quality of life. At 3 mg/kg in the ColdU and SD cohorts, safety results were reported for 21 patients and activity results were reported for the 20 patients who received a full dose of barzolvolimab. At 1.5 mg/kg in the ColdU cohort, safety results were reported for 10 patients and activity results were reported for the 9 patients who received a full dose of barzolvolimab. At 3 mg/kg in the cholinergic cohort, safety results were reported for 21 patients and activity results were reported for the 20 patients who received a full dose of barzolvolimab.

Rapid (as early as 1 week) and durable responses were observed in patients as assessed by provocation testing.

- A complete response was achieved in 95% (n=19/20) of patients with ColdU and SD treated with a single dose at 3 mg/kg (n=10/10 ColdU; n=9/10 SD), including 3 patients who experienced insufficient response to prior omalizumab treatment. The median duration (range) of complete response through the 12-week observation period was 77+ days (29–86; n=10) for patients with ColdU and 57+ days (16–70; n=9) for patients with SD. A UCT score of ≥12 (well controlled) was achieved by 80% (n=16/20) of the patients within week 4 post-treatment. By week 8, all patients (100%; n=20/20) achieved well-controlled urticaria, which was sustained to week 12 post-dose by 80% (n=16/20) of patients. Complete urticaria control (UCT=16) was achieved by 35% (n=7/20), 65% (n=13/20), and 40% (n=8/20) at weeks 4, 8, and 12, respectively.

- A complete response was achieved in 100% (n=9 of 9) patients with ColdU treated with a single dose at 1.5 mg/kg, including 4 patients with disease refractory to omalizumab. The median duration of complete response through the 12-week observation period was 51+ days (7+ weeks). Following barzolvolimab administration, all patients achieved well controlled disease (UCT>12) with 7 of 9 achieving complete control (UCT=16).

- A complete response was achieved in 56% (n=5 of 9) patients with cholinergic urticaria treated with a single dose at 3 mg/kg. Most responses remained durable through to week 12. 63% (5/8) patients reported well controlled disease (UCT ≥12) at week 8 and 50% (4/8) at week 12, respectively.

- Patients also reported improvements in quality of life outcomes as assessed by the Dermatology Life Quality Index (DLQI) which surveys patients' perceptions of symptoms and feelings, daily activities, leisure, work and school performance, personal relationships and treatment.

- A single dose of barzolvolimab led to marked decreases in tryptase and in skin mast cells. The kinetics correlated with improvements in provocation testing and clinical activity, consistent with a central role for mast cells in the pathogenesis of ColdU and SD. This confirmed that serum tryptase level is a robust pharmacodynamic biomarker for assessing mast cell burden and clinical activity in inducible urticaria and potentially in other diseases with mast cell driven involvement.

- Barzolvolimab was well tolerated across all cohorts. In the 3 mg/kg ColdU and SD cohorts, most adverse events were mild, and the most common ($\geq$3 patients) were hair color changes (76%; n=16/21), infusion reactions (43%; n=9/21), taste changes (38%; n=8/21), nasopharyngitis (24%; n=5/21), malaise (24%; n=5/21), and headache (19%; n=4/21). Hair color changes (generally small areas of hair color lightening) and taste disorders (generally partial changes of ability to taste salt or umami) are consistent with inhibiting KIT signaling in other cell types and completely resolved over time during follow-up. One patient with a history of fainting experienced loss of consciousness during infusion. The patient rapidly recovered. Importantly, no evidence of mast cell activation as measured by serum tryptase monitoring was observed in this patient. Barzolvolimab was also generally well tolerated by patients in the 1.5 mg/kg ColdU cohort and the 3.0 mg/kg cholinergic cohort with a similar safety profile to that reported previously. Across the Phase 1b inducible urticaria study, mean hematology parameters generally remained within the normal ranges—an important finding for a KIT inhibitor. Mild, transient, and asymptomatic decreases in hemoglobin and white blood cell parameters occurred for some patients.

- Long term follow up data was collected from the 3.0 mg/kg cohorts in cold urticaria and symptomatic dermographism. 14 patients consented to the optional evaluation (6 cold, 8 symptomatic dermographism); 10 of the 14 still had complete control of their disease as assessed by provocation testing at week 12. Data were collected at one or more timepoints beyond week 12 through week 36. Most patients had return of symptoms and/or loss of urticaria control between 12 and 36 weeks. Remarkably, two patients remained provocation negative at 36 weeks, and four had well controlled disease (UCT $\geq$12) 36 weeks post dosing. Serum tryptase exhibits a similar rate of recovery as clinical symptoms, while skin mast cells return at a slower rate. Tissue KIT signaling, as approximated by SCF levels, was rapidly inhibited after dose administration and fully reactivated approximately 18 weeks after dosing. Tryptase levels return to pretreatment levels during follow up, while mast cells continue to recover. Drug related adverse events noted during the study all resolved.

Data from this study were reported in Allergy (Nov 2022) and across multiple medical meetings, including the GA²LEN Global Urticaria Forum (GUF) in December and the European Academy of Allergy and Clinical Immunology (EAACI) Annual Congress in June 2022.

In July 2022, we announced that the first patient had been dosed in a Phase 2 study in patients with CIndU who remain symptomatic despite antihistamine therapy. The study is being conducted at approximately 85 sites across approximately 12 countries. The randomized, double-blind, placebo-controlled, parallel group Phase 2 study is evaluating the efficacy and safety profile of multiple dose regimens of barzolvolimab in patients with CIndU to determine the optimal dosing strategy. Approximately 180 patients in 2 cohorts (differentiated by CIndU subtype) including 90 patients with cold urticaria and 90 patients with symptomatic dermographism will be randomly assigned on a 1:1:1 ratio to receive subcutaneous injections of barzolvolimab at 150 mg every 4 weeks, 300 mg every 8 weeks or placebo during a 20-week treatment phase. Patients will then enter a follow-up phase for an additional 24 weeks. In addition, the study includes the option for patients who have symptoms following the treatment phase, including patients who were on placebo, to enroll in an open label extension where all patients receive 300 mg of barzolvolimab every 8 weeks. The primary endpoint of the study is the percentage of patients with a negative provocation test at week 12 (using TempTest(R) and FricTest(R)). Secondary endpoints include safety and other assessments of clinical activity including CTT (Critical Temperature Threshold), CFT (Critical Friction Threshold) and WI-NRS (Worst itch numeric rating scale). Data from this study are expected in the second half of 2024.

*Prurigo Nodularis (PN)*

We have expanded clinical development of barzolvolimab into prurigo nodularis (PN). PN is a chronic skin disease characterized by the development of hard, intensely itchy (pruritic) nodules on the skin. Mast cells through their interactions with sensory neurons and other immune cells are believed to play an important role in amplifying chronic itch and neuroinflammation, both of which are a hallmark of PN. There is currently only one FDA approved therapy for PN, representing an area of significant unmet need. Industry sources estimate there are approximately 154,000 patients in the United States with PN who have undergone treatment within the last 12 months and, of these, approximately 75,000 would be biologic-eligible.

We have completed a Phase 1b multi-center, randomized, double-blind, placebo-controlled intravenous study in PN. Data from the study, including 24 weeks of follow-up, were presented at the 12th World Congress on Itch (WCI) held in November 2023. 24 adults (evaluable: n=23 safety; n=22 efficacy) with moderate to severe PN were randomized across three arms: (1) barzolvolimab 3.0 mg/kg (n=9), barzolvolimab 1.5 mg/kg (n=7) and placebo (n=8). The primary endpoint of the study was safety; key secondary endpoints include changes from baseline in Worst Itch-Numerical Rating Scale (WI-NRS) & Investigator Global Assessment (IGA). The primary timepoint for evaluation of clinical activity was 8 weeks; patients were followed for safety and efficacy endpoints to 24 weeks. Patients on study generally had moderate to severe disease with mean baselines scores across all arms of 8.6 for WI-NRS and 3.3 for IGA.

A single IV dose of 3.0 mg/kg barzolvolimab resulted in rapid and durable reductions in itch and healing of skin lesions in patients with moderate to severe PN and that barzolvolimab was generally well tolerated.

- At week 8, the percentage of patients with ≥4-point decrease in WI-NRS was 57% and 43% for the single dose 3.0 or 1.5 mg/kg barzolvolimab arms, respectively, and 25% for the placebo arm; this level of response generally persisted out to week 16. In the 3.0 mg/kg arm, a ≥4-point decrease in WI-NRS reduction was seen as early as the first week and reached a high of 71% of patients at week six which was distinct from both the 1.5 mg/kg barzolvolimab and placebo arms.

| % of Subjects with ≥4-point decrease in WI-NRS | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Dose | Week 1 | Week 2 | Week 3 | Week 4 | Week 5 | Week 6 | Week 7 | Week 8 |
| 1.5 mg/kg | 0 | 14 | 29 | 14 | 29 | 29 | 29 | 43 |
| **3.0 mg/kg** | **14** | **29** | **29** | **29** | **57** | **71** | **57** | **57** |
| placebo | 0 | 0 | 13 | 13 | 25 | 38 | 38 | 25 |

- At week 8, 29% of patients achieved clear or almost clear skin according to IGA following a single dose of barzolvolimab 3.0 mg/kg. This effect was noted as early as week 2 (the first clinic visit) and was maintained out to week 12/16. No patients treated at 1.5 mg/kg barzolvolimab or placebo achieved clear or almost clear skin according to IGA through week 8. 2 additional patients in the 1.5 mg/kg arm, 2 additional patients in the 3.0 mg/kg arm and 1 patient on placebo had IGA 0/1 at timepoints between weeks 8 and 24.

| % of Subjects with IGA 0/1 | | | | |
|---|---|---|---|---|
| Dose | Baseline | Week 2 | Week 4 | Week 8 |
| 1.5 mg/kg | 0 | 0 | 0 | 0 |
| **3.0 mg/kg** | **0** | **14** | **14** | **29** |
| placebo | 0 | 0 | 0 | 0 |

- Clinical activity was associated with profound serum tryptase reduction. At the 3.0 mg/kg dose, tryptase was profoundly reduced to, or below, the level of quantification and this level of reduction was maintained at least through 8 weeks. Tryptase reduction was observed in the 1.5 mg/kg arm but to a lesser extent.

- Adverse Events were generally mild to moderate in intensity and considered unrelated to treatment. During the initial 8 week observation period in the 3.0 mg/kg dosing arm, an anaphylactic reaction occurred in a complicated patient with multiple comorbidities; the event fully resolved without sequelae. Generally, AEs seen during the 24-week follow-up period were consistent with comorbidities commonly observed in the PN population.

We are currently planning for the initiation of a Phase 2 subcutaneous study in PN in early 2024. This randomized, double-blind, placebo-controlled, parallel group study will evaluate the efficacy and safety profile of 2 dose levels of barzolvolimab compared to placebo in approximately 120 patients with moderate to severe PN who had inadequate response to prescription topical medications, or for whom topical medications are medically inadvisable (such as concerns for safety). Patients will be randomly assigned on a 1:1:1

ratio to receive barzolvolimab injections of 150 mg Q4W after an initial loading dose of 450 mg, 300 mg Q4W after an initial loading dose of 450 mg, or placebo during a 24-week Treatment Phase. Participants will then enter a follow-up phase with no study treatment for an additional 16 weeks through week 40. The primary objective of this study is to evaluate the clinical effect of barzolvolimab, compared to placebo, on itch response as measured by the proportion of participants with ≥ 4-point improvement in the worst intensity itch per a numeric rating scale (WI-NRS). Secondary objectives include but are not limited to additional measures of itch response from baseline compared to different timepoints, the assessment of skin lesions as measured by the Investigator Global Assessment (IGA), QoL outcomes and safety. The study will include approximately 50 clinical trial centers worldwide, including the United States.

*Eosinophilic Esophagitis (EoE)*

In July of 2023, we announced that the first patient had been dosed in a Phase 2 study of eosinophilic esophagitis (EoE). EoE, the most common type of eosinophilic gastrointestinal disease, is a chronic inflammatory disease of the esophagus characterized by the infiltration of eosinophils. This chronic inflammation can result in trouble swallowing, chest pain, vomiting and impaction of food in the esophagus, a medical emergency. Several studies have suggested that mast cells may be an important driver in the disease, demonstrating that the number and activation state of mast cells are greatly increased in EoE biopsies and that mast cell signatures correlate with markers of inflammation, fibrosis, pain and disease severity. Currently, there is only one FDA approved therapy for EoE, representing an area of significant unmet need. Industry sources estimate there are approximately 160,000 patients in the United States with EoE who have undergone treatment within the last 12 months and, of these, approximately 48,000 would be biologic-eligible. Given the lack of effective therapies for EoE and barzolvolimab's potential as a mast cell depleting agent, we believe EoE is an important indication for future study.

The randomized, double-blind, placebo-controlled, parallel group Phase 2 study is evaluating the efficacy and safety profile of subcutaneous barzolvolimab in patients with active EoE. To optimize potential efficacy signal in this difficult to treat indication, we have recently amended the protocol to dose 300 mg every 4 weeks rather than 8 weeks. Approximately 75 patients will be enrolled in total. In the revised protocol, patients will be randomly assigned on a 1:1 ratio to receive subcutaneous injections of barzolvolimab at 300 mg every 4 weeks or placebo during a 16-week placebo-controlled treatment phase. Patients then enter a 12-week active treatment phase, in which all patients will receive barzolvolimab 300 mg every 4 weeks. Patients then enter a follow-up phase for an additional 16 weeks. The primary endpoint of the study is reducing esophageal intraepithelial infiltration of mast cells as assessed by peak esophageal intraepithelial mast cell count. Secondary endpoints include the reduction of symptoms of dysphagia and esophageal intraepithelial infiltration of eosinophils and safety. The study includes approximately 60 clinical trial centers across 8 countries, including the United States. Enrollment is ongoing.

*Additional Barzolvolimab Development Activities*

In 2023, we completed the transfer of our current barzolvolimab manufacturing process to a CMO and successfully scaled up the drug substance manufacturing process to produce larger cGMP batches in support of late-stage trials and to prepare for potential commercialization. Drug product manufacturing into 1 mL pre-filled syringes has been completed in support of Phase 3 trials. We are in the process of scaling up our drug product manufacturing. We believe that barzolvolimab can be scaled up to permit drug product manufacturing in commercial quantities.

In February 2022, we reported interim data after completing the in-life dosing portion of our six-month chronic toxicology study in non-human primates. The only clinically adverse finding at the completion of dosing was a profound impact on spermatogenesis, an expected and well understood effect of KIT inhibition. As a standard part of toxicology studies, some animals from each group continued to be observed through a recovery period to understand the reversibility of any adverse findings. Due to the very high concentrations of barzolvolimab at the end of dosing, the recovery period was approximately one year. As we expected, and consistent with previous findings with KIT blocking antibodies, we were pleased to report in December 2022, that during this recovery period spermatogenesis fully recovered in all male animals as measured by both sperm count and motility. The final histologic analysis and study report were completed in early 2023 and were consistent with previously reported results. We are encouraged with these findings and believe these data strongly support continued development of barzolvolimab.

*Bispecific Platform*

Our next generation bispecific antibody platform is supporting the expansion of our pipeline with additional candidates for inflammatory diseases and oncology. Targets are being selected based on new science as well as their compatibility to be used in bispecific antibody formats with our existing antibody programs. Development is focused on emerging, important pathways controlling inflammatory diseases or immunity to tumors.

*CDX-585*

CDX-585 combines our proprietary highly active PD-1 blockade and anti-ILT4 blockade to overcome immunosuppressive signals in T cells and myeloid cells, respectively. ILT4 is emerging as an important immune checkpoint on myeloid cells and is thought to contribute to resistance to PD-1 blockade. Interactions of PD-1 and ILT4 with their ligands are known to deliver immune suppressive signals that can attenuate anti-tumor immune responses. The concept behind CDX-585 is to simultaneously inhibit both T cell and myeloid suppressive signals to potentiate the anti-tumor activity of both cell types, and potentially overcome PD-1 resistance. In preclinical studies, CDX-585 was demonstrated to be a potent inhibitor of PD-1 signaling in comparison to the approved PD-1 antibody, nivolumab. In addition, CDX-585 activated and promoted a strong inflammatory phenotype in human macrophage and dendritic cell cultures. Together these activities of CDX-585 enhanced the response in a mixed lymphocyte reaction assay above that observed for either parental mAb or the combination of the PD-1 and ILT4 mAbs. The *in vivo* efficacy of CDX-585 was also demonstrated in a melanoma humanized mouse model. CDX-585 has successfully completed GMP manufacturing and IND-enabling studies to support clinical development. CDX-585 will initially be developed for the treatment of solid tumors either as monotherapy or in combination with other oncologic treatments.

In late May 2023, we announced that the first patient had been dosed in the Phase 1 study of CDX-585. This open-label, multi-center, intravenous study of CDX-585 is being evaluated in patients with advanced or metastatic solid tumors that have progressed during or after standard of care therapy. The dose-escalation phase of the study (n=~30 patients) is designed to determine a maximum tolerated dose (MTD) and to select CDX-585 dose(s) for future evaluation in tumor specific expansion cohorts. In the first phase, increasing doses of CDX-585 will be administered intravenously (0.03 mg/kg up to 10.0 mg/kg) every 2 weeks until confirmed disease progression, intolerance, or for a maximum of 2 years. In the second phase, potential expansion cohorts will evaluate the safety, tolerability and biologic effects, including anti-tumor activity, of selected dose level(s) of CDX-585 in specific tumor types. Enrollment is ongoing.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our significant accounting policies are described in Note 2 to the financial statements included in Item 8 of this Form 10-K. We believe our most critical accounting policies include accounting for contingent consideration, revenue recognition, intangible and long-lived assets, research and development expenses and stock-based compensation expense.

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate and different assumptions or estimates about the future could materially change our reported results. We believe the following accounting policies are the most critical to us in that they are important to the portrayal of our financial statements and they require our most difficult, subjective or complex judgments in the preparation of our financial statements:

*Contingent Consideration*

We record contingent consideration resulting from a business combination at its fair value on the acquisition date. We determine the fair value of the contingent consideration based primarily on the following factors:

- timing and probability of success of clinical events or regulatory approvals;

- timing and probability of success of meeting clinical and commercial milestones; and

- discount rates.

Our contingent consideration arose in connection with our acquisition of Kolltan. On a quarterly basis, we revalue these obligations and record increases or decreases in their fair value as an adjustment to operating earnings. As of December 31, 2023, the fair value of our contingent consideration was $0.0 million. Changes to contingent consideration obligations can result from adjustments to discount rates, accretion of the discount rates due to the passage of time, changes in our estimates of the likelihood or timing of achieving development or commercial milestones, changes in the probability of certain clinical events or changes in the assumed probability associated with regulatory approval.

The assumptions related to determining the value of contingent consideration include a significant amount of judgment, and any changes in the underlying estimates could have a material impact on the amount of contingent consideration adjustment recorded in any given period.

*Revenue Recognition*

Revenues are recognized when performance obligations under agreements or contracts are satisfied, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company determines revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when, or as, the Company satisfies a performance obligation.

Revenue for the Company is derived from product development agreements with collaborative partners for the research and development of therapeutic drug candidates. The terms of the agreements may include nonrefundable signing and licensing fees, funding for research, development and manufacturing, milestone payments and royalties on any product sales derived from collaborations. The Company assesses the multiple obligations typically within product development contracts to determine the distinct performance obligations and how to allocate the arrangement consideration to each distinct performance obligation. Under product development agreements, revenue is generally recognized using a cost-to-cost measure of progress. Revenue is recognized based on the costs incurred to date as a percentage of the total estimated costs to fulfill the contract. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Due to the nature of the work performed in these arrangements, the estimation of cost at completion is complex, subject to many variables, such as expected clinical trial costs, and requires significant judgements. Circumstances can arise that change original estimates of costs or progress toward completion. Any revisions to estimates are reflected in revenue on a cumulative catch-up basis in the period in which the change in circumstances became known.

Revenue for the Company is also derived from manufacturing and research and development arrangements. The Company owns and operates a cGMP manufacturing facility in Fall River, Massachusetts, to produce drug substance for its current and planned early-stage clinical trials. In order to utilize excess capacity, the Company has, from time to time, entered into contract manufacturing and research and development arrangements in which services are provided on a time-and-material basis or at a negotiated fixed- price. Revenue from time-and-material contracts is generally recognized on an output basis as labor hours and/or direct expenses are incurred. Under fixed-price contracts, revenue is generally recognized on an output basis as progress is made toward completion of the performance obligations using surveys of performance completed to date.

*Intangible and Long-Lived Assets*

We evaluate the recoverability of our long-lived assets, including property and equipment when circumstances indicate that an event of impairment may have occurred. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written down to their estimated fair values.

IPR&D assets acquired in a business combination initially are recorded at fair value and accounted for as indefinite-lived intangible assets. These assets are capitalized on our balance sheets until either the project underlying them is completed or the assets become impaired. If a project is completed, the carrying value of the related intangible asset is amortized over the remaining estimated life of the asset beginning in the period in which the project is completed. If a project becomes impaired or is abandoned, the carrying value of the related intangible asset is written down to its fair value and an impairment charge is taken in the period in which the impairment occurs. Discounted cash flow models are typically used in these tests, and the models require the use of significant estimates and assumptions including but not limited to:

- timing and costs to complete the in-process projects;

- timing and probability of success of clinical events or regulatory approvals;

- estimated future cash flows from product sales resulting from completed products and in-process projects; and

- discount rates

Each IPR&D asset is assessed for impairment at least annually or when impairment indicators are present. The Company has the option to assess qualitative factors to determine if it is more likely than not that the IPR&D asset is impaired and whether it is necessary to perform a quantitative impairment test.

*Research and Development Expenses*

Research and development costs, including internal and contract research costs, are expensed as incurred. Research and development expenses consist mainly of clinical trial costs, manufacturing of clinical material, toxicology and other preclinical studies, personnel costs, depreciation, license fees and funding of outside contracted research.

Clinical trial expenses include expenses associated with clinical research organization, or CRO, services. Contract manufacturing expenses include expenses associated with contract manufacturing organization, or CMO, services. The invoicing from CROs and CMOs for services rendered can lag several months. We accrue the cost of services rendered in connection with CRO and CMO activities based on our estimate of costs incurred. We maintain regular communication with our CROs and CMOs to assess the reasonableness of our estimates. Differences between actual expenses and estimated expenses recorded have not been material and are adjusted for in the period in which they become known.

*Stock-Based Compensation Expense*

We record stock-based compensation expense for all stock-based awards made to employees, consultants and non-employee directors based on the estimated fair values of the stock-based awards expected to vest at the grant date and adjust, if necessary, to reflect actual forfeitures. Our estimates of employee, consultant and non-employ director stock option values rely on estimates of future uncertain events. Significant assumptions include the use of historical volatility to estimate the expected stock price volatility. We also estimate expected term based on historical exercise patterns. For consultant and non-employee director grants, we may elect to use the contractual term as the expected term in the option-pricing model. Actual volatility and lives of options may be significantly different from our estimates. Compensation expense for all stock-based awards is recognized using the straight-line method over the term of vesting or performance.

## RESULTS OF OPERATIONS

### *Year Ended December 31, 2023 compared with Year Ended December 31, 2022*

| | Year Ended December 31, | | Increase/ (Decrease) | Increase/ (Decrease) |
|---|---|---|---|---|
| | 2023 | 2022 | $ | % |
| | (In thousands) | | | |
| Revenues: | | | | |
| Product development and licensing agreements | $ 278 | $ 56 | $ 222 | 396 % |
| Contracts and grants | 6,605 | 2,301 | 4,304 | 187 % |
| Total revenues | $ 6,883 | $ 2,357 | $ 4,526 | 192 % |
| Operating expenses: | | | | |
| Research and development | 118,011 | 82,258 | 35,753 | 43 % |
| General and administrative | 30,914 | 27,195 | 3,719 | 14 % |
| Gain on fair value remeasurement of contingent consideration | — | (6,862) | (6,862) | (100)% |
| Litigation settlement related loss | 12,500 | 15,000 | (2,500) | (17)% |
| Total operating expenses | 161,425 | 117,591 | 43,834 | 37 % |
| Operating loss | (154,542) | (115,234) | 39,308 | 34 % |
| Investment and other income, net | 13,113 | 2,909 | 10,204 | 351 % |
| Net loss | $ (141,429) | $ (112,325) | $ 29,104 | 26 % |

### *Net Loss*

The $29.1 million increase in net loss for the year ended December 31, 2023, as compared to the year ended December 31, 2022, was primarily due to an increase in research and development expenses and a decrease in the gain on fair value remeasurement of contingent consideration, partially offset by increases in contracts and grants revenue and investment and other income, net.

### *Revenue*

The $4.3 million increase in contracts and grants revenue for the year ended December 31, 2023, as compared to the year ended December 31, 2022, was primarily related to an increase in services performed under our manufacturing and research and development agreements with Rockefeller University. We expect revenue to remain relatively consistent over the next twelve months, although there may be fluctuations on a quarterly basis.

### *Research and Development Expense*

Research and development expenses consist primarily of (i) personnel expenses, (ii) laboratory supply expenses relating to the development of our technology, (iii) facility expenses and (iv) product development expenses associated with our drug candidates as follows:

| | Year Ended December 31, | | Increase/ (Decrease) | |
|---|---|---|---|---|
| | 2023 | 2022 | $ | % |
| | (In thousands) | | | |
| Personnel | $ 40,121 | $ 32,674 | $ 7,447 | 23 % |
| Laboratory supplies | 5,358 | 6,310 | (952) | (15)% |
| Facility | 4,970 | 4,764 | 206 | 4 % |
| Product development | 59,319 | 32,156 | 27,163 | 84 % |

Personnel expenses primarily include salary, benefits, stock-based compensation and payroll taxes. The $7.4 million increase in personnel expenses for the year ended December 31, 2023, as compared to the year ended December 31, 2022, was primarily due to higher stock-based compensation expense and an increase in employee headcount. We expect personnel expenses to increase over the next twelve months as a result of additional headcount to support the expanded development of barzolvolimab.

Laboratory supplies expenses include laboratory materials and supplies, services and other related expenses incurred in the development of our technology. The $1.0 million decrease in laboratory supply expenses for the year ended December 31, 2023, as compared to the year ended December 31, 2022, was primarily due to lower laboratory services, materials and supplies purchases. We expect laboratory supplies expenses to remain relatively consistent over the next twelve months, although there may be fluctuations on a quarterly basis.

Facility expenses include depreciation, amortization, utilities, rent, maintenance and other related expenses incurred at our facilities. The $0.2 million increase in facility expenses for the year ended December 31, 2023, as compared to the year ended December 31, 2022, was primarily due to higher repairs and depreciation expense. We expect facility expenses to remain relatively consistent over the next twelve months, although there may be fluctuations on a quarterly basis.

Product development expenses include clinical investigator site fees, external trial monitoring costs, data accumulation costs, contracted research and outside clinical drug product manufacturing. The $27.2 million increase in product development expenses for the year ended December 31, 2023, as compared to the year ended December 31, 2022, was primarily due to an increase in barzolvolimab clinical trial and contract manufacturing expenses. We expect product development expenses to increase over the next twelve months as a result of the expanded development of barzolvolimab, although there may be fluctuations on a quarterly basis.

*General and Administrative Expense*

The $3.7 million increase in general and administrative expenses for the year ended December 31, 2023, as compared to the year ended December 31, 2022, was primarily due to higher stock-based compensation, recruiting and barzolvolimab commercial planning expenses, partially offset by a decrease in legal expenses. We expect general and administrative expenses to increase over the next twelve months as a result of the expanded development of barzolvolimab and an increase in commercial planning efforts, although there may be fluctuations on a quarterly basis.

*Gain on Fair Value Remeasurement of Contingent Consideration*

The $6.9 million gain on fair value remeasurement of contingent consideration for the year ended December 31, 2022 was primarily due to our decision to deprioritize the CDX-1140 program.

*Litigation Settlement Related Loss*

We recorded a loss of $15.0 million in the second quarter of 2022 related to the Initial Payment due under the binding settlement term sheet entered with SRS, which was subsequently memorialized in a Settlement Agreement with SRS. During the fourth quarter of 2023, we announced positive topline results from our Phase 2 clinical trial of barzolvolimab in patients with moderate to severe CSU, which satisfied the requirement of "successful completion" of a Phase 2 Clinical Trial of barzolvolimab such that we were obligated to make the applicable milestone payment under the Settlement Agreement in the amount of $12.5 million. During the fourth quarter of 2023, we paid the $12.5 million milestone in cash and recorded a litigation settlement related loss of $12.5 million.

*Investment and Other Income, Net*

The $10.2 million increase in investment and other income, net for the year ended December 31, 2023, as compared to the year ended December 31, 2022, was primarily due to higher interest rates on fixed income investments and higher other income related to our sale of New Jersey tax benefits. We expect investment and other income to increase over the next twelve months due to higher interest rates and higher levels of cash as a result of our November 2023 underwritten public offering, although there may be fluctuations on a quarterly basis.

*Year Ended December 31, 2022 compared with Year Ended December 31, 2021*

| | Year Ended December 31, | | Increase/ (Decrease) | Increase/ (Decrease) |
|---|---|---|---|---|
| | 2022 | 2021 | $ | % |
| | (In thousands) | | | |
| Revenues: | | | | |
| Product development and licensing agreements | $ 56 | $ 31 | $ 25 | 81 % |
| Contracts and grants | 2,301 | 4,620 | (2,319) | (50)% |
| Total revenues | $ 2,357 | $ 4,651 | $ (2,294) | (49)% |
| Operating expenses: | | | | |
| Research and development | 82,258 | 53,311 | 28,947 | 54 % |
| General and administrative | 27,195 | 20,488 | 6,707 | 33 % |
| Intangible asset impairment | — | 3,500 | (3,500) | (100)% |
| Gain on fair value remeasurement of contingent consideration | (6,862) | (1,405) | 5,457 | 388 % |
| Litigation settlement related loss | 15,000 | — | 15,000 | n/a |
| Total operating expenses | 117,591 | 75,894 | 41,697 | 55 % |
| Operating loss | (115,234) | (71,243) | 43,991 | 62 % |
| Investment and other income, net | 2,909 | 505 | 2,404 | 476 % |
| Net loss before income tax benefit | (112,325) | (70,738) | 41,587 | 59 % |
| Income tax benefit | — | 227 | (227) | (100)% |
| Net loss | $ (112,325) | $ (70,511) | $ 41,814 | 59 % |

*Net Loss*

The $41.8 million increase in net loss for the year ended December 31, 2022, as compared to the year ended December 31, 2021, was primarily due to the $15.0 million litigation settlement related loss recorded in the second quarter of 2022 and increases in research and development and general and administrative expenses, partially offset by an increase in the gain on fair value remeasurement of contingent consideration.

*Revenue*

Product development and licensing agreements revenue for the year ended December 31, 2022 was relatively consistent with the year ended December 31, 2021. The $2.3 million decrease in contracts and grants revenue for the year ended December 31, 2022, as compared to the year ended December 31, 2021, was primarily related to a decrease in services performed under our manufacturing and research and development agreements with Rockefeller University and Gilead Sciences.

*Research and Development Expense*

Research and development expenses consist primarily of (i) personnel expenses, (ii) laboratory supply expenses relating to the development of our technology, (iii) facility expenses and (iv) product development expenses associated with our drug candidates as follows:

| | Year Ended December 31, | | Increase/ (Decrease) | |
|---|---|---|---|---|
| | 2022 | 2021 | $ | % |
| | (In thousands) | | | |
| Personnel | $ 32,674 | $ 26,424 | $ 6,250 | 24 % |
| Laboratory supplies | 6,310 | 5,981 | 329 | 6 % |
| Facility | 4,764 | 4,771 | (7) | 0 % |
| Product development | 32,156 | 12,230 | 19,926 | 163 % |

Personnel expenses primarily include salary, benefits, stock-based compensation and payroll taxes. The $6.3 million increase in personnel expenses for the year ended December 31, 2022, as compared to the year ended December 31, 2021, was primarily due to higher stock-based compensation expense and an increase in employee headcount.

Laboratory supplies expenses include laboratory materials and supplies, services and other related expenses incurred in the development of our technology. The $0.3 million increase in laboratory supply expenses for the year ended December 31, 2022, as compared to the year ended December 31, 2021, was primarily due to higher laboratory services, materials and supplies purchases.

Facility expenses include depreciation, amortization, utilities, rent, maintenance and other related expenses incurred at our facilities. Facility expenses for the year ended December 31, 2022 were relatively consistent with the year ended December 31, 2021.

Product development expenses include clinical investigator site fees, external trial monitoring costs, data accumulation costs, contracted research and outside clinical drug product manufacturing. The $19.9 million increase in product development expenses for the year ended December 31, 2022, as compared to the year ended December 31, 2021, was primarily due to an increase in barzolvolimab clinical trial and contract manufacturing expenses.

*General and Administrative Expense*

The $6.7 million increase in general and administrative expenses for the year ended December 31, 2022, as compared to the year ended December 31, 2021, was primarily due to higher stock-based compensation, legal and barzolvolimab commercial planning expenses.

*Intangible Asset Impairment*

During the third quarter of 2021, we evaluated the TAM program IPR&D asset for potential impairment as a result of a lack of interest in the program from third parties. We concluded that the TAM program IPR&D asset was fully impaired, and a non-cash impairment charge of $3.5 million was recorded in the third quarter of 2021.

*Gain on Fair Value Remeasurement of Contingent Consideration*

The $6.9 million gain on fair value remeasurement of contingent consideration for the year ended December 31, 2022 was primarily due to our decision to deprioritize the CDX-1140 program.

*Litigation Settlement Related Loss*

We recorded a loss of $15.0 million in the second quarter of 2022 related to the Initial Payment due under the binding settlement term sheet entered with SRS, which was subsequently memorialized in the Settlement Agreement with SRS.

*Investment and Other Income, Net*

The $2.4 million increase in investment and other income, net for the year ended December 31, 2022, as compared to the year ended December 31, 2021, was primarily due to higher interest rates on fixed income investments.

*Income Tax Benefit*

A $0.2 million non-cash income tax benefit was recorded for the year ended December 31, 2021 related to the impairment of the TAM program IPR&D asset in the third quarter of 2021.

## LIQUIDITY AND CAPITAL RESOURCES

Our cash equivalents are highly liquid investments with a maturity of three months or less at the date of purchase and consist primarily of investments in money market mutual funds with commercial banks and financial institutions. We maintain cash balances with financial institutions in excess of insured limits. We do not anticipate any losses with respect to such cash balances. We invest our excess cash balances in marketable securities, including municipal bond securities, U.S. government agency securities and high-grade corporate bonds that meet high credit quality standards, as specified in our investment policy. Our investment policy seeks to manage these assets to achieve our goals of preserving principal and maintaining adequate liquidity.

The use of our cash flows for operations has primarily consisted of salaries and wages for our employees; facility and facility-related costs for our offices, laboratories and manufacturing facility; fees paid in connection with preclinical studies, clinical studies, contract manufacturing, laboratory supplies and services; and consulting, legal and other professional fees. We anticipate that our cash flows from operations will continue to be focused in these areas as we progress our current drug candidates through the clinical trial process and develop additional drug candidates. To date, the primary sources of cash flows from operations have been payments received from our collaborative partners and from government entities and payments received for contract manufacturing and research and development services provided by us. The timing of any new contract manufacturing and research and development agreements, collaboration agreements, government contracts or grants and any payments under these agreements, contracts or grants cannot be easily predicted and may vary significantly from quarter to quarter.

At December 31, 2023, our principal sources of liquidity consisted of cash, cash equivalents and marketable securities of $423.6 million. We have had recurring losses and incurred a loss of $141.4 million for the year ended December 31, 2023. Net cash used in operations for the year ended December 31, 2023 was $107.3 million. We believe that the cash, cash equivalents and marketable securities at December 31, 2023 are sufficient to meet estimated working capital requirements and fund current planned operations into 2026. This could be impacted if we elect to pay the future milestone under the Settlement Agreement with SRS, if any, in cash.

During the next twelve months, we may take further steps to raise additional capital to meet our long-term liquidity needs including, but not limited to, one or more of the following: the licensing of drug candidates with existing or new collaborative partners, possible business combinations, issuance of debt, or the issuance of common stock or other securities via private placements or public offerings. Although we have been successful in raising capital in the past, there can be no assurance that additional financing will be available on acceptable terms, if at all, and our negotiating position in capital raising efforts may worsen as existing resources are used. There is also no assurance that we will be able to enter into further collaborative relationships. Additional equity financings may be dilutive to our stockholders; debt financing, if available, may involve significant cash payment obligations and covenants that restrict our ability to operate as a business; and licensing or strategic collaborations may result in royalties or other terms which reduce our economic potential from products under development. Our ability to continue funding our planned operations into and beyond twelve months from the issuance date is also dependent on the timing and manner of payment of the future milestone under the Settlement Agreement with SRS, in the event that we achieve the milestone related to that payment. We may decide to pay that milestone payment in cash, shares of our common stock or a combination thereof. If we are unable to raise the funds necessary to meet our long-term liquidity needs, we may have to delay or discontinue the development of one or more programs, discontinue or delay ongoing or anticipated clinical trials, discontinue or delay our commercial manufacturing efforts, discontinue or delay our efforts to expand into additional indications for our drug product candidates, license out programs earlier than expected, raise funds at a significant discount or on other unfavorable terms, if at all, or sell all or a part of our business.

*Operating Activities*

Net cash used in operating activities was $107.3 million for the year ended December 31, 2023 compared to $103.7 million for the year ended December 31, 2022. The increase in net cash used in operating activities was primarily due to increases in research and development and general and administrative expenses, partially offset by an increase in revenue and a decrease in payments made under the Settlement Agreement with SRS. We expect that cash used in operating activities will increase over the next twelve months as a result of the expanded development of barzolvolimab.

Net cash used in operating activities was $103.7 million for the year ended December 31, 2022 compared to $60.9 million for the year ended December 31, 2021. The increase in net cash used in operating activities was primarily due to increases in research and development and general and administrative expenses and the $15.0 million Initial Payment made to SRS under the Settlement Agreement.

We have incurred and will continue to incur significant costs in the area of research and development, including preclinical and clinical trials and clinical drug product manufacturing as our drug candidates are developed. We plan to spend significant amounts to progress our current drug candidates through the clinical trial processes as well as to develop additional drug candidates. As our drug candidates progress through the clinical trial process, we may be obligated to make significant milestone payments, pursuant to our existing arrangements and arrangements we may enter in the future.

*Investing Activities*

Net cash used in investing activities was $105.8 million for the year ended December 31, 2023 compared to net cash provided by investing activities of $89.9 million for the year ended December 31, 2022. The increase in net cash used in investing activities was primarily due to net purchases of marketable securities of $104.0 million for the year ended December 31, 2023 as compared to net sales and maturities of marketable securities of $91.7 million for the year ended December 31, 2022. We expect that cash provided by investing activities will increase over the next twelve months as we fund our operations through the combination of net proceeds from the sales and maturities of marketable securities, cash provided by financing activities and/or new partnerships, although there may be significant fluctuations on a quarterly basis based on the amount of cash provided by financing activities and/or new partnerships.

Net cash provided by investing activities was $89.9 million for the year ended December 31, 2022 compared to net cash used in investing activities of $216.2 million for the year ended December 31, 2021. The increase in net cash provided by investing activities was primarily due to net sales and maturities of marketable securities of $91.7 million for the year ended December 31, 2022 as compared to net purchases of $214.9 million for the year ended December 31, 2021.

*Financing Activities*

Net cash provided by financing activities was $218.5 million for the year ended December 31, 2023 compared to $4.1 million for the year ended December 31, 2022. The increase in net cash provided by financing activities was primarily due to an increase in net proceeds from stock issuances.

Net cash provided by financing activities was $4.1 million for the year ended December 31, 2022 compared to $272.4 million for the year ended December 31, 2021. The decrease in net cash provided by financing activities was primarily due to a decrease in net proceeds from stock issuances.

*Equity Offerings*

In November 2023, we filed an automatic shelf registration statement with the SEC to register for sale any combination of the types of securities described in the shelf registration statement.

On February 26, 2024, we entered into a controlled equity offering sales agreement with Cantor Fitzgerald & Co. ("Cantor") to allow us to issue and sell shares of our common stock having an aggregate offering price of up to $300.0 million from time to time through Cantor, acting as agent. On February 26, 2024, we terminated our prior Controlled Equity Offering sales agreement, dated May 19, 2016, with Cantor.

During the third quarter of 2021, we issued 6,845,238 shares of common stock in an underwritten public offering resulting in net proceeds of $269.9 million, after deducting underwriting fees and offering expenses.

During the fourth quarter of 2023, we issued 8,538,750 shares of common stock in an underwritten public offering resulting in net proceeds of $216.2 million, after deducting underwriting fees and offering expenses.

## Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We own financial instruments that are sensitive to market risk as part of our investment portfolio. Our investment portfolio is used to preserve our capital until it is used to fund operations, including our research and development activities. None of these market-risk sensitive instruments are held for trading purposes. We invest our cash primarily in money market mutual funds. These investments are evaluated quarterly to determine the fair value of the portfolio. From time to time, we invest our excess cash balances in marketable securities, including municipal bond securities, U.S. government agency securities, and high-grade corporate bonds that meet high credit quality standards, as specified in our investment policy. Our investment policy seeks to manage these assets to achieve our goals of preserving principal and maintaining adequate liquidity. Because of the short-term nature of these investments, we do not believe we have material exposure due to market risk. The impact to our financial position and results of operations from changes in interest rates is not material.

We do not utilize derivative financial instruments. The carrying amounts reflected in the balance sheet of cash and cash equivalents, accounts receivables and accounts payable approximates fair value at December 31, 2023 due to the short-term maturities of these instruments.

**Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**


**Report of Independent Registered Public Accounting Firm**


To the Board of Directors and Stockholders of Celldex Therapeutics, Inc.

***Opinions on the Financial Statements and Internal Control over Financial Reporting***

We have audited the accompanying consolidated balance sheets of Celldex Therapeutics, Inc. and its subsidiary (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

***Basis for Opinions***

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

### Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

### Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

### Research and Development Expenses and Accruals Related to Clinical Research Organization and Contract Manufacturing Organization Activities

As described in Notes 2 and 9 to the consolidated financial statements, research and development costs, including internal and contract research costs, are expensed as incurred. Research and development expenses consist mainly of clinical trial costs and manufacturing of clinical material, toxicology and other preclinical studies, personnel costs, depreciation, license fees and funding of outside contracted research. Clinical trial expenses include expenses associated with clinical research organization, or CRO, services. Contract manufacturing expenses include expenses associated with contract manufacturing organization, or CMO, services. The invoicing from CROs and CMOs for services rendered can lag several months. Management accrues the cost of services rendered in connection with CRO and CMO activities based on their estimate of costs incurred. Management maintains regular communication with their CROs and CMOs to assess the reasonableness of its estimates. Research and development expenses for the year ended December 31, 2023 were $118 million, a portion of which related to CRO and CMO activities. Within accrued expenses, total accrued research and development contract costs as of December 31, 2023 amounted to $10.9 million, a majority of which related to CRO and CMO activities.

The principal consideration for our determination that performing procedures relating to research and development expenses and accruals related to CRO and CMO activities is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's research and development expenses and accruals.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimated research and development accruals, including those related to CRO and CMO activities. These procedures also included, among others (i) testing management's process for developing the estimate of research and development accruals related to CROs and CMOs, (ii) evaluating the appropriateness of the methods used by management to develop the estimate, (iii) testing, on a sample basis, the completeness and accuracy of costs incurred for services that have been performed and for which the Company has been invoiced by comparing amounts to CRO and CMO contracts and invoices, and evaluating the reasonableness of the cost incurred for the services for which the Company has not yet been invoiced by comparing estimated amounts to information received from the CROs and CMOs, and (iv) testing, on a sample basis, classification of research and development expenses.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 26, 2024

We have served as the Company's auditor since 2008.

# CELLDEX THERAPEUTICS, INC.

## CONSOLIDATED BALANCE SHEETS
### (In thousands, except share and per share amounts)

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 34,814 | $ 29,429 |
| Marketable securities | 388,784 | 275,523 |
| Accounts and other receivables | 2,628 | 347 |
| Prepaid and other current assets | 5,467 | 12,394 |
| Total current assets | 431,693 | 317,693 |
| Property and equipment, net | 4,060 | 3,747 |
| Operating lease right-of-use assets, net | 2,577 | 4,001 |
| Intangible assets | 27,190 | 27,190 |
| Other assets | 107 | 104 |
| Total assets | $ 465,627 | $ 352,735 |
| **Liabilities and stockholders' equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 3,494 | $ 3,340 |
| Accrued expenses | 22,029 | 12,835 |
| Current portion of operating lease liabilities | 1,614 | 1,445 |
| Current portion of long-term liabilities | 3,988 | 990 |
| Total current liabilities | 31,125 | 18,610 |
| Long-term portion of operating lease liabilities | 928 | 2,588 |
| Other long-term liabilities | 4,403 | 5,333 |
| Total liabilities | 36,456 | 26,531 |
| Commitments and contingent liabilities (Note 14) | | |
| Stockholders' equity: | | |
| Convertible preferred stock, $.01 par value; 3,000,000 shares authorized; no shares issued and outstanding at December 31, 2023 and 2022 | — | — |
| Common stock, $.001 par value; 297,000,000 shares authorized; 55,883,377 and 47,200,695 shares issued and outstanding at December 31, 2023 and 2022, respectively | 56 | 47 |
| Additional paid-in capital | 1,823,168 | 1,580,829 |
| Accumulated other comprehensive income | 3,308 | 1,260 |
| Accumulated deficit | (1,397,361) | (1,255,932) |
| Total stockholders' equity | 429,171 | 326,204 |
| Total liabilities and stockholders' equity | $ 465,627 | $ 352,735 |

The accompanying notes are an integral part of the consolidated financial statements.

# CELLDEX THERAPEUTICS, INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
### (In thousands, except per share amounts)

| | Year Ended December 31, 2023 | | Year Ended December 31, 2022 | | Year Ended December 31, 2021 | |
|---|---|---|---|---|---|---|
| **Revenues:** | | | | | | |
| Product development and licensing agreements | $ | 278 | $ | 56 | $ | 31 |
| Contracts and grants | | 6,605 | | 2,301 | | 4,620 |
| Total revenues | | 6,883 | | 2,357 | | 4,651 |
| **Operating expenses:** | | | | | | |
| Research and development | | 118,011 | | 82,258 | | 53,311 |
| General and administrative | | 30,914 | | 27,195 | | 20,488 |
| Intangible asset impairment | | — | | — | | 3,500 |
| Gain on fair value remeasurement of contingent consideration | | — | | (6,862) | | (1,405) |
| Litigation settlement related loss | | 12,500 | | 15,000 | | — |
| Total operating expenses | | 161,425 | | 117,591 | | 75,894 |
| Operating loss | | (154,542) | | (115,234) | | (71,243) |
| Investment and other income, net | | 13,113 | | 2,909 | | 505 |
| Net loss before income tax benefit | $ | (141,429) | $ | (112,325) | $ | (70,738) |
| Income tax benefit | | — | | — | | 227 |
| Net loss | $ | (141,429) | $ | (112,325) | $ | (70,511) |
| Basic and diluted net loss per common share | $ | (2.92) | $ | (2.40) | $ | (1.64) |
| Shares used in calculating basic and diluted net loss per share | | 48,449 | | 46,888 | | 42,870 |
| **Comprehensive loss:** | | | | | | |
| Net loss | $ | (141,429) | $ | (112,325) | $ | (70,511) |
| Other comprehensive income (loss): | | | | | | |
| Unrealized gain (loss) on marketable securities | | 2,048 | | (634) | | (695) |
| Comprehensive loss | $ | (139,381) | $ | (112,959) | $ | (71,206) |

The accompanying notes are an integral part of the consolidated financial statements.

# CELLDEX THERAPEUTICS, INC.

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

### (In thousands, except share amounts)

| | Common Stock Shares | Common Stock Par Value | Additional Paid-In Capital | Accumulated Other Comprehensive Income | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| **Balance at December 31, 2020** | **39,603,771** | **$ 40** | **$ 1,279,824** | **$ 2,589** | **$ (1,073,096)** | **$ 209,357** |
| Shares issued under stock option and employee stock purchase plans | 281,189 | | 2,479 | — | — | 2,479 |
| Shares issued in underwritten offering, net | 6,845,238 | 7 | 269,886 | — | — | 269,893 |
| Stock-based compensation | — | — | 8,953 | — | — | 8,953 |
| Unrealized loss on marketable securities | — | — | — | (695) | — | (695) |
| Net loss | — | — | — | — | (70,511) | (70,511) |
| **Balance at December 31, 2021** | **46,730,198** | **$ 47** | **$ 1,561,142** | **$ 1,894** | **$ (1,143,607)** | **$ 419,476** |
| Shares issued under stock option and employee stock purchase plans | 470,497 | — | 4,076 | — | — | 4,076 |
| Stock-based compensation | — | — | 15,611 | — | — | 15,611 |
| Unrealized loss on marketable securities | — | — | — | (634) | — | (634) |
| Net loss | — | — | — | — | (112,325) | (112,325) |
| **Balance at December 31, 2022** | **47,200,695** | **$ 47** | **$ 1,580,829** | **$ 1,260** | **$ (1,255,932)** | **$ 326,204** |
| Shares issued under stock option and employee stock purchase plans | 143,932 | — | 2,236 | — | — | 2,236 |
| Shares issued in underwritten offering, net | 8,538,750 | 9 | 216,213 | — | — | 216,222 |
| Stock-based compensation | — | — | 23,890 | — | — | 23,890 |
| Unrealized gain on marketable securities | — | — | — | 2,048 | — | 2,048 |
| Net loss | — | — | — | — | (141,429) | (141,429) |
| **Balance at December 31, 2023** | **55,883,377** | **$ 56** | **$ 1,823,168** | **$ 3,308** | **$ (1,397,361)** | **$ 429,171** |

The accompanying notes are an integral part of the consolidated financial statements.

## CELLDEX THERAPEUTICS, INC.

### CONSOLIDATED STATEMENTS OF CASH FLOWS
**(In thousands)**

| | Year Ended December 31, 2023 | Year Ended December 31, 2022 | Year Ended December 31, 2021 |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net loss | $ (141,429) | $ (112,325) | $ (70,511) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | |
| Depreciation and amortization | 3,008 | 2,896 | 3,068 |
| Amortization and premium of marketable securities, net | (6,222) | 844 | (3,209) |
| Loss (gain) on sale or disposal of assets | — | 2 | (24) |
| Intangible asset impairment | — | — | 3,500 |
| Gain on fair value remeasurement of contingent consideration | — | (6,862) | (1,405) |
| Non-cash income tax benefit | — | — | (227) |
| Stock-based compensation expense | 23,890 | 15,611 | 8,953 |
| Changes in operating assets and liabilities: | | | |
| Accounts and other receivables | (2,281) | (175) | 1,574 |
| Prepaid and other current assets | 5,900 | (9,572) | (1,871) |
| Other assets | (3) | — | (5) |
| Accounts payable and accrued expenses | 9,384 | 3,123 | 3,653 |
| Other liabilities | 462 | 2,726 | (4,405) |
| Net cash used in operating activities | (107,291) | (103,732) | (60,909) |
| **Cash flows from investing activities:** | | | |
| Sales and maturities of marketable securities | 320,597 | 280,666 | 174,947 |
| Purchases of marketable securities | (424,561) | (188,965) | (389,881) |
| Acquisition of property and equipment | (1,818) | (1,828) | (1,249) |
| Proceeds from sale or disposal of assets | — | 69 | 27 |
| Net cash (used in) provided by investing activities | (105,782) | 89,942 | (216,156) |
| **Cash flows from financing activities:** | | | |
| Net proceeds from stock issuances | 216,222 | — | 269,893 |
| Proceeds from issuance of stock from employee benefit plans | 2,236 | 4,076 | 2,479 |
| Net cash provided by financing activities | 218,458 | 4,076 | 272,372 |
| Net increase (decrease) in cash and cash equivalents | 5,385 | (9,714) | (4,693) |
| Cash and cash equivalents at beginning of period | 29,429 | 39,143 | 43,836 |
| Cash and cash equivalents at end of period | $ 34,814 | $ 29,429 | $ 39,143 |
| **Non-cash investing activities** | | | |
| Accrued construction in progress | $ 77 | $ 113 | $ 289 |

The accompanying notes are an integral part of the consolidated financial statements.

# CELLDEX THERAPEUTICS, INC.

## NOTES TO FINANCIAL STATEMENTS

### (1) Nature of Business and Overview

Celldex Therapeutics, Inc. (the "Company" or "Celldex") is a biopharmaceutical company dedicated to developing therapeutic monoclonal and bispecific antibodies that address diseases for which available treatments are inadequate. The Company is primarily focusing its efforts and resources on the continued research and development of barzolvolimab (also referred to as CDX-0159) and CDX-585.

At December 31, 2023, the Company had cash, cash equivalents and marketable securities of $423.6 million. The Company has had recurring losses and incurred a loss of $141.4 million for the year ended December 31, 2023. Net cash used in operations for the year ended December 31, 2023 was $107.3 million. The Company believes that the cash, cash equivalents and marketable securities at the filing date of this Form 10-K will be sufficient to meet estimated working capital requirements and fund planned operations for at least the next twelve months from the date of issuance of these financial statements.

During the next twelve months and beyond, the Company may take further steps to raise additional capital to meet its long-term liquidity needs including, but not limited to, one or more of the following: the licensing of drug candidates with existing or new collaborative partners, possible business combinations, issuance of debt, or the issuance of common stock or other securities via private placements or public offerings. Although the Company has been successful in raising capital in the past, there can be no assurance that additional financing will be available on acceptable terms, if at all, and the Company's negotiating position in capital-raising efforts may worsen as existing resources are used. There is also no assurance that the Company will be able to enter into further collaborative relationships. Additional equity financings may be dilutive to the Company's stockholders; debt financing, if available, may involve significant cash payment obligations and covenants that restrict the Company's ability to operate as a business; and licensing or strategic collaborations may result in royalties or other terms which reduce the Company's economic potential from products under development. The Company's ability to continue funding its planned operations beyond twelve months from the issuance date is also dependent on the timing and manner of payment of amounts due under the Settlement Agreement with Shareholder Representative Services LLC ("SRS") (refer to Note 17), in the event that the Company achieves the milestone related to that payment. The Company, at its option, may decide to pay that milestone payment in cash, shares of its common stock or a combination thereof. If the Company is unable to raise the funds necessary to meet its long-term liquidity needs, it may have to delay or discontinue the development of one or more programs, discontinue or delay ongoing or anticipated clinical trials, discontinue or delay our commercial manufacturing efforts, discontinue or delay our efforts to expand into additional indications for our drug product candidates, license out programs earlier than expected, raise funds at a significant discount or on other unfavorable terms, if at all, or sell all or a part of the Company.

### (2) Summary of Significant Accounting Policies

*Basis of Presentation*

The balance sheets and statements of operations and comprehensive loss, stockholders' equity, and cash flows, are consolidated for the years ended December 31, 2023, 2022 and 2021. These consolidated financial statements reflect the operations of the Company and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation. The Company operates in one segment, which is the business of development, manufacturing and commercialization of novel therapeutics for human health care.

*Use of Estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

The Company considers all highly liquid investments purchased with a maturity date of 90 days or less at the date of purchase to be cash equivalents. Cash equivalents consist principally of money market funds and debt securities.

*Marketable Securities*

The Company invests its excess cash balances in marketable securities, including municipal bond securities, U.S. government agency securities, and highly rated corporate bonds. The Company classifies all of its marketable securities as current assets on the balance sheets because they are available-for-sale and available to fund current operations. Marketable securities are stated at fair value with unrealized gains and losses included as a component of accumulated other comprehensive income (loss), which is a separate component of stockholders' equity. Each reporting period, the Company evaluates its investment portfolio to determine if any security is impaired and if an allowance for credit losses should be recorded. As part of this evaluation, the Company considers whether it has the ability and intent to hold the investment until recovery of its amortized cost basis and whether the decline in fair value is due to any credit related factors. If an impairment is the result of a credit loss, the Company recognizes an allowance for credit losses. Realized gains and losses are determined on the specific identification method and are included in investment and other income, net.

*Concentration of Credit Risk and of Significant Customers and Suppliers*

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash, cash equivalents, marketable securities and accounts receivable. The Company invests its cash, cash equivalents and marketable securities in debt instruments and interest-bearing accounts at major financial institutions in excess of insured limits. The Company mitigates credit risk by limiting the investment type and maturity to securities that preserve capital, maintain liquidity and have a high credit quality. The Company has not historically experienced credit losses from its accounts receivable and therefore has not established an allowance for doubtful accounts.

Revenue from Rockefeller University represented 95% and 75% of total Company revenue for the years ended December 31, 2023 and 2022, respectively. Revenue from Rockefeller University and Gilead Sciences represented 88% of total Company revenue for the year ended December 31, 2021.

The Company relies on contract manufacturing organizations (CMO) to manufacture drug substance and drug product as well as for future commercial supplies. The Company also relies on CMOs for supply of raw materials as well as filling, packaging, storing and shipping our drug products.

*Fair Value Measurements*

The Company has certain assets and liabilities that are measured at fair value in the financial statements. The Company seeks to maximize the use of observable inputs (market data obtained from sources independent from the Company) and to minimize the use of unobservable inputs (the Company's assumptions about how market participants would price assets and liabilities) when measuring the fair value of its assets and liabilities. These assets and liabilities are classified into one of three levels of the following fair value hierarchy as defined by U.S. GAAP:

Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices, such as quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on the Company's assessment of the assumptions that market participants would use in pricing the asset or liability.

*Property and Equipment*

Property and equipment are stated at cost and depreciated over the estimated useful lives of the related assets using the straight-line method. Laboratory equipment and office furniture and equipment are depreciated over five years, and computer equipment is depreciated over three years. Manufacturing equipment is depreciated over seven to ten years. Leasehold improvements are amortized over the shorter of the estimated useful life or the non-cancelable term of the related lease, including any renewals that are reasonably assured of occurring. Property and equipment under construction is classified as construction in progress and is depreciated or amortized only after the asset is placed in service. Expenditures for maintenance and repairs are charged to expense whereas the costs of significant improvements which extend the life of the underlying asset are capitalized. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are eliminated and any resulting gain or loss is reflected in the Company's statements of operations and comprehensive loss.

The treatment of costs to construct property and equipment depends on the nature of the costs and the stage of construction. Costs incurred in the project planning, design, construction and installation phases are capitalized as part of the cost of the asset. The Company stops capitalizing these costs when the asset is substantially complete and ready for its intended use. For manufacturing property and equipment, the Company also capitalizes the cost of validating these assets for the underlying manufacturing process. The Company completes the capitalization of validation costs when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and fringe benefits, and direct consultancy services.

*Leases*

The Company has operating leases of office, manufacturing and laboratory space, which have remaining lease terms of one to two years and may include one or more options to renew or terminate early.

The Company determines if an arrangement contains a lease at inception. Operating lease right-of-use assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. Certain adjustments to the right-of-use asset may be required for items such as prepaid or accrued lease payments, initial direct costs paid or incentives received. The Company's leases do not contain an implicit rate, and therefore the Company uses an estimated incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. Options to extend or terminate the lease are reflected in the calculation when it is reasonably certain that the option will be exercised. The Company has elected to account for lease and non-lease components as a single lease component, however non-lease components that are variable, such as common area maintenance and utilities, are generally paid separately from rent based on actual costs incurred and therefore are not included in the right-of-use asset and operating lease liability and are reflected as an expense in the period incurred. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

*Contingent Consideration*

The Company records contingent consideration resulting from a business combination at its fair value on the acquisition date. The Company determines the fair value of the contingent consideration based primarily on the (i) timing and probability of success of clinical events or regulatory approvals; (ii) timing and probability of success of meeting clinical and commercial milestones; and (iii) discount rates. The Company's contingent consideration liabilities arose in connection with its acquisition of Kolltan. On a quarterly basis, the Company revalues these obligations and records increases or decreases in their fair value as an adjustment to operating earnings. Changes to contingent consideration obligations can result from adjustments to discount rates, accretion of the discount rates due to the passage of time, changes in the Company's estimates of the likelihood or timing of achieving development or commercial milestones, changes in the probability of certain clinical events or changes in the assumed probability associated with regulatory approval. The assumptions related to determining the value of contingent consideration include a significant amount of judgment, and any changes in the underlying estimates could have a material impact on the amount of contingent consideration adjustment recorded in any given period.

*Intangible Assets*

IPR&D assets acquired in a business combination initially are recorded at fair value and accounted for as indefinite-lived intangible assets. The valuation model used to measure the fair value of the Company's IPR&D assets was primarily a discounted cash flow approach. The assumptions used in determining the fair value of the Company's IPR&D assets include (i) probability of success; (ii) probability of partnership; (iii) partnership milestones; and (iv) discount rate. These assets are capitalized on the Company's balance sheets until either the project underlying them is completed or the assets become impaired. If a project is completed, the carrying value of the related intangible asset is amortized over the remaining estimated life of the asset beginning in the period in which the project is completed. If a project becomes impaired or is abandoned, the carrying value of the related intangible asset is written down to its fair value and an impairment charge is taken in the period in which the impairment occurs.

Each IPR&D asset is assessed for impairment at least annually or when impairment indicators are present. The Company has the option to assess qualitative factors to determine if it is more likely than not that the IPR&D asset is impaired and whether it is necessary to perform a quantitative impairment test.

*Impairment of Intangible and Long-Lived Assets*

The Company evaluates the recoverability of its long-lived assets, including property and equipment, right-of-use assets, and intangible assets when circumstances indicate that an event of impairment may have occurred. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written-down to their estimated fair values.

*Revenue Recognition*

Revenues are recognized when performance obligations under agreements or contracts are satisfied, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company determines revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when, or as, the Company satisfies a performance obligation.

Revenue for the Company is derived from product development agreements with collaborative partners for the research and development of therapeutic drug candidates. The terms of the agreements may include nonrefundable signing and licensing fees, funding for research, development and manufacturing, milestone payments and royalties on any product sales derived from collaborations. The Company assesses the multiple obligations typically within product development contracts to determine the distinct performance obligations and how to allocate the arrangement consideration to each distinct performance obligation. Under product development agreements, revenue is generally recognized using a cost-to-cost measure of progress. Revenue is recognized based on the costs incurred to date as a percentage of the total estimated costs to fulfill the contract. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Due to the nature of the work performed in these arrangements, the estimation of cost at completion is complex, subject to many variables, such as expected clinical trial costs, and requires significant judgements. Circumstances can arise that change original estimates of costs or progress toward completion. Any revisions to estimates are reflected in revenue on a cumulative catch-up basis in the period in which the change in circumstances became known.

Revenue for the Company is also derived from manufacturing and research and development arrangements. The Company owns and operates a cGMP manufacturing facility in Fall River, Massachusetts, to produce drug substance for its current and planned early-stage clinical trials. In order to utilize excess capacity, the Company has, from time to time, entered into contract manufacturing and research and development arrangements in which services are provided on a time-and-material basis or at a negotiated fixed price. Revenue from time-and-material contracts is generally recognized on an output basis as labor hours and/or direct expenses are incurred. Under fixed-price contracts, revenue is generally recognized on an output basis as progress is made toward completion of the performance obligations using surveys of performance completed to date.

*Contract Assets and Liabilities*

The Company classifies the right to consideration in exchange for products or services transferred to a client as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time.

The Company's contract liabilities result from arrangements where the Company has received payment in advance of performance under the contract. These amounts are included as deferred revenue within current portion of long-term liabilities on the consolidated balance sheets.

*Research and Development Expenses*

Research and development costs, including internal and contract research costs, are expensed as incurred. Research and development expenses consist mainly of clinical trial costs, manufacturing of clinical material, toxicology and other preclinical studies, personnel costs, depreciation, license fees and funding of outside contracted research.

Clinical trial expenses include expenses associated with clinical research organization, or CRO, services. Contract manufacturing expenses include expenses associated with contract manufacturing organization, or CMO, services. The invoicing from CROs and CMOs for services rendered can lag several months. The Company accrues the cost of services rendered in connection with CRO and CMO activities based on our estimate of costs incurred. The Company maintains regular communication with our CROs and CMOs to assess the reasonableness of its estimates. Differences between actual expenses and estimated expenses recorded have not been material and are adjusted for in the period in which they become known.

*Patent Costs*

Patent costs are expensed to general and administrative expense as incurred. Certain patent costs are reimbursed by the Company's product development and licensing partners. Any reimbursed patent costs are recorded as product development and licensing agreement revenues in the Company's consolidated financial statements.

*Stock-Based Compensation*

The Company records stock-based compensation expense for all stock-based awards made to employees, consultants and non-employee directors based on the estimated fair values of the stock-based awards expected to vest at the grant date and adjusts, if necessary, to reflect actual forfeitures. Compensation expense for all stock-based awards is recognized using the straight-line method over the term of vesting or performance.

*Foreign Currency Translation*

Net unrealized gains and losses resulting from foreign currency translation are included in accumulated other comprehensive income. At December 31, 2023 and 2022, accumulated other comprehensive income includes a net unrealized gain related to foreign currency translation of $2.6 million.

*Income Taxes*

The Company uses the asset and liability method to account for income taxes, including the recognition of deferred tax assets and deferred tax liabilities for the anticipated future tax consequences attributable to differences between financial statement amounts and their respective tax basis. Quarterly, the Company reviews its deferred tax assets for recovery. A valuation allowance is established when the Company believes that it is more likely than not that its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company's tax provision in the period of change.

The Company records uncertain tax positions in the financial statements only if it is more likely than not that the uncertain tax position will be sustained upon examination by the taxing authorities. The Company records interest and penalties related to uncertain tax positions in income tax expense.

*Comprehensive Loss*

Comprehensive loss is comprised of net loss and certain changes in stockholders' equity that are excluded from net loss. The Company includes foreign currency translation adjustments and unrealized gains and losses on marketable securities in other comprehensive loss. The statements of operations and comprehensive loss reflect total comprehensive loss for the years ended December 31, 2023, 2022 and 2021.

*Net Loss Per Share*

Basic net loss per common share is based upon the weighted-average number of common shares outstanding during the period, excluding restricted stock that has been issued but is not yet vested. Diluted net loss per common share is based upon the weighted-average number of common shares outstanding during the period plus additional weighted-average potentially dilutive common shares outstanding during the period when the effect is dilutive. In periods in which the Company reports a net loss, there is no difference between basic and diluted net loss per share because dilutive shares of common stock are not assumed to have been issued as their effect is anti-dilutive. The potentially dilutive common shares that have not been included in the net loss per common share calculations because the effect would have been anti-dilutive are as follows:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Stock options | 6,378,924 | 5,085,662 | 4,077,667 |

*Newly-Adopted Accounting Pronouncements*

On January 1, 2023, the Company adopted ASU 2016-13: Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance requires that credit losses be reported using an expected losses model rather than the incurred losses model and establishes additional disclosure requirements related to credit risks. For available-for-sale debt securities with unrealized losses, the standard requires allowances to be recorded instead of reducing the amortized cost of the investment. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements and related disclosures.

*Recent Accounting Pronouncements*

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies that are adopted by the Company as of the specified effective date. The Company has reviewed recently issued accounting pronouncements and concluded they are either not applicable to the business or not expected to have a material impact on the Company's consolidated financial statements as a result of future adoption.

## (3) Accumulated Other Comprehensive Income

The changes in accumulated other comprehensive income, which is reported as a component of stockholders' equity, for the year ended December 31, 2023 are summarized below:

| | Unrealized Gain (Loss) on Marketable Securities | Foreign Currency Items | Total |
| --- | --- | --- | --- |
| | (In thousands) | | |
| Balance at December 31, 2022 | $ (1,336) | $ 2,596 | $ 1,260 |
| Other comprehensive gain | 2,048 | — | 2,048 |
| Balance at December 31, 2023 | $ 712 | $ 2,596 | $ 3,308 |

No amounts were reclassified out of accumulated other comprehensive income during the years ended December 31, 2023, 2022 and 2021.

**(4) Fair Value Measurements**

The following tables set forth the Company's financial assets and liabilities subject to fair value measurements:

| | As of December 31, 2023 | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| | (In thousands) | | | |
| Assets: | | | | |
| Money market funds and cash equivalents.................... | $ 19,803 | — | $ 19,803 | — |
| Marketable securities...................................... | 388,784 | — | 388,784 | — |
| | $ 408,587 | — | $ 408,587 | — |

| | As of December 31, 2022 | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| | (In thousands) | | | |
| Assets: | | | | |
| Money market funds and cash equivalents.................... | $ 16,813 | — | $ 16,813 | — |
| Marketable securities...................................... | 275,523 | — | 275,523 | — |
| | $ 292,336 | — | $ 292,336 | — |

The Company's financial assets consist mainly of cash equivalents and marketable securities and are classified as Level 2 within the valuation hierarchy. The Company values its marketable securities utilizing independent pricing services which normally derive security prices from recently reported trades for identical or similar securities, making adjustments based on significant observable transactions. At each balance sheet date, observable market inputs may include trade information, broker or dealer quotes, bids, offers or a combination of these data sources.

Contingent consideration liabilities measured at fair value using Level 3 inputs were $0.0 million as of December 31, 2023 and December 31, 2022. The valuation technique used to measure fair value of the Company's Level 3 liabilities, which consist of contingent consideration related to the acquisition of Kolltan Pharmaceuticals, Inc. ("Kolltan") in 2016, is primarily an income approach. The significant unobservable inputs used in the fair value measurement of the contingent consideration are estimates including probability of success, discount rates and amount of time until the conditions of the milestone payment are met.

During the year ended December 31, 2022, the Company recorded a $6.9 million gain on fair value remeasurement of contingent consideration primarily due to the Company's decision to deprioritize the CDX-1140 program. The assumptions related to determining the value of contingent consideration include a significant amount of judgment, and any changes in the underlying estimates could have a material impact on the amount of contingent consideration adjustment recorded in any given period.

The Company did not have any transfers of assets or liabilities between the fair value measurement classifications during the years ended December 31, 2023 and 2022.

### (5) Marketable Securities

The following is a summary of marketable debt securities, classified as available-for-sale:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| | | (In thousands) | | |
| **December 31, 2023** | | | | |
| Marketable securities | | | | |
| U.S. government and municipal obligations | | | | |
| Maturing in one year or less | $ 132,459 | $ 143 | $ (53) | $ 132,549 |
| Maturing after one year through three years | 26,009 | 77 | — | 26,086 |
| Total U.S. government and municipal obligations | $ 158,468 | $ 220 | $ (53) | $ 158,635 |
| Corporate debt securities | | | | |
| Maturing in one year or less | $ 183,625 | $ 300 | $ (10) | $ 183,915 |
| Maturing after one year through three years | 45,977 | 257 | — | 46,234 |
| Total corporate debt securities | $ 229,602 | $ 557 | $ (10) | $ 230,149 |
| Total marketable securities | $ 388,070 | $ 777 | $ (63) | $ 388,784 |
| **December 31, 2022** | | | | |
| Marketable securities | | | | |
| U.S. government and municipal obligations | | | | |
| Maturing in one year or less | $ 97,246 | $ 5 | $ (369) | $ 96,882 |
| Maturing after one year through three years | — | — | — | — |
| Total U.S. government and municipal obligations | $ 97,246 | $ 5 | $ (369) | $ 96,882 |
| Corporate debt securities | | | | |
| Maturing in one year or less | $ 179,613 | $ — | $ (972) | $ 178,641 |
| Maturing after one year through three years | — | — | — | — |
| Total corporate debt securities | $ 179,613 | $ — | $ (972) | $ 178,641 |
| Total marketable securities | $ 276,859 | $ 5 | $ (1,341) | $ 275,523 |

The Company holds investment grade marketable securities. Unrealized losses are generally attributable to changes in interest rates. The aggregate fair value of marketable securities held by the Company in an unrealized loss position as of December 31, 2023 and December 31, 2022 was $80.4 million and $133.9 million, respectively. The Company has the intent and ability to hold its marketable securities until recovery and has determined that there has been no material change to the Company's credit risk. As a result, the Company determined it did not hold any investments with a credit loss at December 31, 2023.

Marketable securities include $1.9 million and $0.8 million in accrued interest at December 31, 2023 and December 31, 2022, respectively.

### (6) Property and Equipment, Net

Property and Equipment, net includes the following:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | (In thousands) | |
| Laboratory equipment | $ 9,848 | $ 9,250 |
| Manufacturing equipment | 2,419 | 2,558 |
| Office furniture and equipment | 3,738 | 3,454 |
| Leasehold improvements | 9,653 | 9,613 |
| Construction in progress | 787 | 498 |
| Total property and equipment | 26,445 | 25,373 |
| Less: accumulated depreciation and amortization | (22,385) | (21,626) |
| Property and equipment, net | $ 4,060 | $ 3,747 |

Depreciation and amortization expense related to property and equipment was $1.5 million, $1.4 million and $1.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

## (7) Leases

The Company has operating leases of office, manufacturing and laboratory space, which have remaining lease terms of one to two years and may include one or more options to renew.

During the years ended December 31, 2023, 2022 and 2021, the Company recorded right of use assets and lease liabilities of $0.1 million, $2.5 million and $1.0 million related to new leases and lease extensions, respectively.

Operating lease expense was $1.9 million, $1.9 million and $1.9 million for years ended December 31, 2023, 2022 and 2021, respectively. Variable lease expense was $0.8 million, $0.8 million and $0.7 million for years ended December 31, 2023, 2022 and 2021, respectively. Cash paid for amounts included in the measurement of operating lease liabilities was $2.0 million, $1.9 million and $1.8 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, the weighted-average remaining lease term was 2 years and the weighted-average discount rate was 10.0%, compared to a weighted-average remaining lease term of 2 years and weighted average discount rate of 10.0% as of December 31, 2022.

Future minimum lease payments under non-cancellable leases as of December 31, 2023 were as follows:

| | | |
|---|---|---:|
| 2024 | $ | 1,788 |
| 2025 | | 949 |
| Total lease payments | | 2,737 |
| Less imputed interest | | (195) |
| Present value of operating lease liabilities | $ | 2,542 |

## (8) Intangible Assets

At December 31, 2023 and 2022, the carrying value of the Company's indefinite-lived intangible assets was $27.2 million. Indefinite-lived intangible assets consist of acquired in-process research and development ("IPR&D") related to the development of the anti-KIT program (including barzolvolimab). Barzolvolimab is in Phase 2 development. As of December 31, 2023, the IPR&D asset related to the anti-KIT program had not reached technological feasibility nor did the asset have alternative future uses.

The Company performs an impairment test on IPR&D assets at least annually, or more frequently if events or changes in circumstances indicate that IPR&D assets may be impaired. During the third quarter of 2021, the Company evaluated its TAM program IPR&D asset for potential impairment as a result of a lack of interest in the program from third parties. The Company concluded that the TAM program IPR&D asset was fully impaired, and a non-cash impairment charge of $3.5 million was recorded in the third quarter of 2021.

The Company performed its annual impairment test of the IPR&D asset related to the development of the anti-KIT program (including barzolvolimab) during the fourth quarter of 2023 and concluded that the IPR&D asset was not impaired. Due to the nature of IPR&D projects, the Company may experience future delays or failures to obtain regulatory approvals to conduct clinical trials, failures of such clinical trials or other failures to achieve a commercially viable product, and as a result, may recognize further impairment losses in the future.

## (9) Accrued Expenses

Accrued expenses include the following:

|  | December 31, 2023 | | December 31, 2022 | |
|---|---|---|---|---|
|  | (In thousands) | | | |
| Accrued payroll and employee benefits | $ | 9,348 | $ | 7,526 |
| Accrued research and development contract costs. | | 10,864 | | 4,223 |
| Accrued professional fees | | 1,439 | | 766 |
| Other accrued expenses | | 378 | | 320 |
| | $ | 22,029 | $ | 12,835 |

## (10) Other Long-Term Liabilities

Other long-term liabilities include the following:

|  | December 31, 2023 | | December 31, 2022 | |
|---|---|---|---|---|
|  | (In thousands) | | | |
| Net deferred tax liabilities related to IPR&D (Note 15) | $ | 1,613 | $ | 1,613 |
| Deferred income from sale of tax benefits | | 3,720 | | 4,650 |
| Deferred revenue (Note 13) | | 3,058 | | 60 |
| Total | | 8,391 | | 6,323 |
| Less current portion | | (3,988) | | (990) |
| Long-term portion | $ | 4,403 | $ | 5,333 |

In March 2022, the Company received approval from the New Jersey Economic Development Authority and agreed to sell New Jersey tax benefits of $5.0 million to an independent third party for $4.7 million. Under the agreement, the Company must maintain a base of operations in New Jersey for five years or the tax benefits must be paid back on a pro-rata basis based on the number of years completed. The Company recognized $0.9 million in other income related to the sale of these tax benefits during the year ended December 31, 2023.

## (11) Stockholders' Equity

*Common Stock*

In November 2023, the Company filed an automatic shelf registration statement with the SEC to register for sale any combination of the types of securities described in the shelf registration statement.

On February 26, 2024, the Company entered into a controlled equity offering sales agreement with Cantor Fitzgerald & Co. ("Cantor") to allow the Company to issue and sell shares of its common stock having an aggregate offering price of up to $300.0 million from time to time through Cantor, acting as agent. On February 26, 2024, the Company terminated its sales agreement dated May 19, 2016 with Cantor.

In November 2023, the Company issued 8,538,750 shares of its common stock in an underwritten public offering resulting in net proceeds to the Company of $216.2 million, after deducting underwriting fees and offering expenses.

In July 2021, the Company issued 6,845,238 shares of its common stock in an underwritten public offering resulting in net proceeds to the Company of $269.9 million, after deducting underwriting fees and offering expenses.

*Convertible Preferred Stock*

At December 31, 2023, the Company had authorized 3,000,000 shares of preferred stock all of which have been designated Class C Preferred Stock including 350,000 shares which have been designated Series C-1 Junior Participating Cumulative Preferred Stock (the "Series C-1 Preferred Stock"). No shares of Series C-1 Preferred Stock were outstanding at December 31, 2023 or 2022.

**(12) Stock-Based Compensation**

The Company has the following stock-based compensation plans: the 2004 Employee Stock Purchase Plan (the "2004 ESPP Plan"), the 2008 Stock Option and Incentive Plan (the "2008 Plan") and the 2021 Omnibus Equity Incentive Plan (the "2021 Plan"). There are no shares available for future grant under the 2008 Plan. Outstanding options under the 2008 Plan will be rolled into the 2021 Plan if canceled.

*Employee Stock Purchase Plan*

At December 31, 2023, a total of 276,666 shares of common stock are reserved for issuance under the 2004 ESPP Plan. Under the 2004 ESPP Plan, each participating employee may purchase shares of common stock through payroll deductions at a purchase price equal to 85% of the lower of the fair market value of the common stock at either the beginning of the offering period or the applicable exercise date. During the years ended December 31, 2023, 2022 and 2021, the Company issued 12,729, 12,243 and 21,867 shares under the 2004 ESPP Plan, respectively. At December 31, 2023, 163,503 shares were available for issuance under the 2004 ESPP Plan.

*Employee Stock Option Plan*

The 2021 Plan permits the granting of incentive stock options (intended to qualify as such under Section 422A of the Internal Revenue Code of 1986, as amended), non-qualified stock options, stock appreciation rights, performance share units, restricted stock and other awards of restricted stock in lieu of cash bonuses to employees, consultants and non-employee directors.

The 2021 Plan allows for grants of new awards until April 19, 2031. As of December 31, 2023, there were 2,055,002 shares outstanding under the 2008 Plan that will be rolled into the 2021 Plan if canceled. The Company's Board of Directors determines the term of each option, option price, and number of shares for which each option is granted and the rate at which each option vests. Options generally vest over a period not to exceed four years. The term of each option cannot exceed ten years (five years for options granted to holders of more than 10% of the voting stock of the Company), and the exercise price of stock options cannot be less than the fair market value of the common stock at the date of grant (110% of fair market value for incentive stock options granted to holders of more than 10% of the voting stock of the Company). Vesting of all employee and non-employee director stock option awards may accelerate upon a change in control as defined in the 2021 Plan.

A summary of stock option activity for the year ended December 31, 2023 is as follows:

| | Shares | | Weighted Average Exercise Price Per Share | Weighted Average Remaining Contractual Term (In Years) |
|---|---|---|---|---|
| Options outstanding at December 31, 2022 | 5,085,662 | $ | 29.26 | 7.9 |
| Granted | 1,612,175 | $ | 36.58 | — |
| Exercised | (131,203) | $ | 14.92 | — |
| Canceled | (187,710) | $ | 87.30 | — |
| Options outstanding at December 31, 2023 | 6,378,924 | $ | 29.69 | 7.5 |
| Options vested and expected to vest at December 31, 2023 | 6,264,180 | $ | 29.67 | 7.5 |
| Options exercisable at December 31, 2023 | 3,261,890 | $ | 29.21 | 6.4 |
| Shares available for grant under the 2021 Plan | 1,013,503 | | — | — |

The total intrinsic value of stock options exercised during the years ended December 31, 2023, 2022 and 2021 was $2.7 million, $12.8 million and $9.4 million, respectively. The weighted average grant-date fair value of stock options granted during the years ended December 31, 2023, 2022 and 2021 was $28.15, $17.60 and $22.16, respectively. The total fair value of stock options vested during the years ended December 31, 2023, 2022 and 2021 was $20.4 million, $15.6 million and $5.9 million, respectively.

The aggregate intrinsic value of stock options outstanding at December 31, 2023 was $98.6 million. The aggregate intrinsic value of stock options vested and expected to vest at December 31, 2023 was $97.6 million. The aggregate intrinsic value of stock options exercisable at December 31, 2023 was $68.9 million. As of December 31, 2023, total compensation cost related to non-vested employee and non-employee director stock options not yet recognized was approximately $61.9 million, net of estimated forfeitures, which is expected to be recognized as expense over a weighted average period of 2.6 years.

*Valuation and Expenses Information*

Stock-based compensation expense for the years ended December 31, 2023, 2022 and 2021 was recorded as follows:

|  | 2023 | 2022 | 2021 |
|---|---|---|---|
|  |  | (In thousands) |  |
| Research and development | $ 11,948 | $ 8,082 | $ 4,525 |
| General and administrative | 11,942 | 7,529 | 4,428 |
| Total stock-based compensation expense | $ 23,890 | $ 15,611 | $ 8,953 |

The fair values of employee and director stock options granted during the years ended December 31, 2023, 2022 and 2021 were valued using the Black-Scholes option pricing model with the following assumptions:

|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Expected stock price volatility | 92% | 90 - 97% | 97 - 98% |
| Expected option term | 6.0 Years | 6.0 Years | 6.0 Years |
| Risk-free interest rate | 3.5 - 4.7% | 1.7 - 4.2% | 0.8 - 1.4% |
| Expected dividend yield | None | None | None |

The Company estimates expected term based on historical exercise patterns. The Company uses its historical stock price volatility consistent with the expected term of grant as the basis for its expected volatility assumption. The risk-free interest rate is based upon the yield of U.S. Treasury securities consistent with the expected term of the option. The dividend yield assumption is based on the Company's history of zero dividend payouts and expectation that no dividends will be paid in the foreseeable future.

## (13) Revenue

*Contract and Grants Revenue*

The Company has entered into the Rockefeller Agreement and an agreement with Gilead Sciences pursuant to which the Company performs manufacturing and research and development services on a time-and-materials basis or at a negotiated fixed price. The Company recognized $6.6 million, $1.8 million and $4.1 million in revenue under these agreements during the years ended December 31, 2023, 2022 and 2021, respectively.

During the third quarter of 2020, the Company was awarded a Small Business Innovation Research ("SBIR") grant from the National Institutes of Health (NIH) to support the Company's CDX-1140 and CDX-301 programs. The Company recognized $0.0 million, $0.5 million and $0.4 million in grant revenue under the award during the years ended December 31, 2023, 2022 and 2021, respectively.

*Contract Assets and Liabilities*

At December 31, 2023 and 2022, the Company's right to consideration under all contracts was considered unconditional, and as such, there were no recorded contract assets. At December 31, 2023, the Company had $3.1 million in contract liabilities recorded, which is expected to be recognized during the next 12 months as manufacturing and research and development services are performed. At December 31, 2022, the Company had $0.1 million in contract liabilities recorded. Revenue recognized from contract liabilities as of December 31, 2022 during the year ended December 31, 2023 was $0.1 million.

## (14) Collaboration Agreements

The Company has entered into license agreements whereby the Company has received licenses or options to license technology, specified patents and/or patent applications. These license and collaboration agreements generally provide for royalty payments equal to specified percentages of product sales, annual license maintenance fees, continuing patent prosecution costs and potential future milestone payments to third parties upon the achievement of certain development, regulatory and/or commercial milestones. Nonrefundable license fee expense of $0.3 million, $0.1 million and $0.1 million was recorded to research and development expense for the years ended December 31, 2023, 2022 and 2021, respectively.

*Yale University (Yale)*

Under a license agreement with Yale, the Company may be required to make a one-time payment to Yale of $3.0 million with respect to barzolvolimab upon achievement of a specified commercial milestone. In addition, the Company may be required to pay a low single-digit royalty on annual worldwide net sales of barzolvolimab. Unless earlier terminated by us or Yale, the Yale license agreement is due to expire no later than May 2038 but may expire earlier on a country-by-country basis under specified circumstances.

## (15) Income Taxes

The components of income tax benefit (provision) are as follows:

| | Year Ended December 31, | | |
| | 2023 | 2022 | 2021 |
|---|---|---|---|
| | | (In thousands) | |
| Income tax benefit (provision): | | | |
| Federal | $ 36,067 | $ 17,484 | $ 18,513 |
| State | 13,691 | 9,606 | 7,082 |
| Expiration of NOLs and R&D credit | (15,141) | (16,862) | (14,210) |
| | 34,617 | 10,228 | 11,385 |
| Deferred tax valuation allowance | (34,617) | (10,228) | (11,158) |
| | $ — | $ — | $ 227 |

A reconciliation between the amount of reported income tax and the amount computed using the U.S. statutory rate is as follows:

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| | | (In thousands) | |
| Pre-tax loss | $ (141,429) | $ (112,325) | $ (70,738) |
| Loss at statutory rates | (29,700) | (23,588) | (14,855) |
| Research and development credits | (5,237) | (3,876) | (2,422) |
| State taxes | (13,691) | (9,606) | (7,082) |
| Other | (1,130) | 11,421 | (941) |
| Change in fair value remeasurement of contingent consideration | — | (1,441) | (295) |
| Expiration of NOLs and R&D credit | 15,141 | 16,862 | 14,210 |
| Change in valuation allowance | 34,617 | 10,228 | 11,158 |
| Income tax (benefit) provision | $ — | $ — | $ (227) |

Deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and tax basis of assets and liabilities using future expected enacted rates. The principal components of the deferred tax assets and liabilities at December 31, 2023 and 2022 are as follows:

|  | December 31, 2023 | December 31, 2022 |
|---|---|---|
|  | (In thousands) | |
| Gross deferred tax assets | | |
| Net operating loss carryforwards | $ 197,618 | $ 188,255 |
| Tax credit carryforwards | 56,830 | 50,688 |
| Deferred research and development expenses | 82,077 | 67,494 |
| Stock-based compensation | 14,671 | 9,993 |
| Fixed assets | 1,019 | 1,193 |
| Accrued expenses and other | 398 | 373 |
|  | 352,613 | 317,996 |
| Gross deferred tax liabilities | | |
| IPR&D intangibles | (6,840) | (6,840) |
| Total deferred tax assets and liabilities | 345,773 | 311,156 |
| Valuation allowance | (347,386) | (312,769) |
| Net deferred tax liability | $ (1,613) | $ (1,613) |

The Company has evaluated the positive and negative evidence bearing upon the realizability of its net deferred tax assets and considered its history of losses, ultimately concluding that it is "more likely than not" that the Company will not recognize the benefits of federal, state and foreign deferred tax assets and, as such, has maintained a full valuation allowance on its deferred tax assets.

In response to COVID-19, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was enacted on March 27, 2020. Among other provisions, the CARES Act included (i) the ability to use net operating losses to offset income without the 80% taxable income limitation enacted as part of the Tax Cuts and Jobs Act ("TCJA") for net operating losses incurred in the 2018, 2019 or 2020 tax years; and (ii) the ability to claim a current deduction for interest expense up to 50% of adjusted taxable income for the 2019 and 2020 tax years (rather than 30% of adjusted taxable income pursuant to the TCJA). We do not expect that any of the provisions of the CARES Act will result in a material impact to the financial statements.

The net deferred tax liability of $1.6 million at December 31, 2023 and 2022, relates to the temporary differences associated with the IPR&D intangible assets acquired in previous business combinations and are not deductible for tax purposes. The Company recorded an income tax benefit of $0.2 million during the year ended December 31, 2021 due to a decrease in deferred tax liabilities resulting from the impairment of the TAM program IPR&D asset in the third quarter of 2021.

As of December 31, 2023, the Company had federal and state net operating loss carryforwards of $618.4 million and $1.0 billion, respectively, which may be available to offset certain future income tax liabilities and begin to expire in 2024 and 2029, respectively. Of the federal net operating loss carryforwards of $618.4 million, approximately $442.2 million are from 2018 through 2023 and have no expiration date. As of December 31, 2023, the Company also had federal and state research and development tax credit carryforwards of $46.7 million and $12.9 million, respectively, which may be available to offset future income tax liabilities and begin to expire in 2023 and 2022, respectively.

Utilization of the net operating loss carryforwards and research and credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986, or Section 382, due to ownership changes that occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has estimated the amounts of net operating loss and research and development tax credit carryforwards which will expire unutilized as a result of its estimated annual limitations under Section 382 and has excluded those amounts from the carryforward amounts disclosed above and in the deferred tax assets and liabilities table included in this footnote. The Company has concluded Section 382 studies through 2015 for Celldex generated NOLs.

As of December 31, 2023 and 2022, the Company did not have any unrecognized tax benefits.

Massachusetts, New Jersey, New York and Connecticut are the jurisdictions in which the Company primarily operates or has operated and has income tax nexus. The Company is not currently under examination by these or any other jurisdictions for any tax year. Generally, in U.S. federal and state taxing jurisdictions, all years which generated net operating losses and/or tax credit carryforwards remain subject to examination to the extent those carryforwards are utilized in a subsequent period.

## (16) Retirement Savings Plan

The Company maintains a 401(k) Plan which is available to substantially all employees. Under the terms of the 401(k) Plan, participants may elect to contribute up to 60% of their compensation or the statutory prescribed limits. The Company may make 50% matching contributions on up to 4% of a participant's annual salary. Benefit expense for the 401(k) Plan was $0.5 million, $0.4 million and $0.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

## (17) Kolltan Acquisition

On November 29, 2016, the Company acquired all of the share and debt interests of Kolltan, a clinical-stage biopharmaceutical company, in exchange for 1,217,200 shares of the Company's common stock plus contingent consideration in the form of development, regulatory approval and sales-based milestones ("Kolltan Milestones") of up to $172.5 million payable in cash, in shares of Celldex's common stock or a combination of both, in the sole discretion of Celldex and subject to provisions of the Agreement and Plan of Merger, dated November 1, 2016 (the "Merger Agreement").

In October 2019, the Company received a letter from SRS, the hired representative of the former stockholders of Kolltan, notifying the Company that it objected to the Company's characterization of the development, regulatory approval and sales-based Kolltan Milestones relating to CDX-0158 as having been abandoned and contending instead that the related milestone payments are due from Celldex to the Kolltan stockholder.

On August 18, 2020, Celldex filed a Verified Complaint in the Court of Chancery of the State of Delaware against SRS (acting in its capacity as the representative of the former stockholders of Kolltan pursuant to the Merger Agreement) seeking declaratory relief with respect to the rights and obligations of the parties relating to certain contingent milestone payments under the Merger Agreement relating to the discontinued CDX-0158 program (the "Litigation").

On July 15, 2022, the Company entered into a definitive settlement agreement between the Company and SRS (the "Settlement Agreement") and the Company and SRS jointly filed a Stipulation of Dismissal with prejudice relating to the Litigation on July 19, 2022.

Pursuant to the terms of the Settlement Agreement, all milestone payments provided for by the Merger Agreement were replaced in their entirety with the following payments, each of which is payable only once:

(i) The Company paid $15.0 million upon execution of the Settlement Agreement (the "Initial Payment").

(ii) The Company paid $12.5 million upon the Successful Completion (as defined in the Settlement Agreement) of a Phase 2 Clinical Trial (as defined in the Merger Agreement) of barzolvolimab.

(iii) The Company shall pay $52.5 million upon the first United States Food and Drug Administration or European Medicines Agency, or, in each case, any successor organization, regulatory approval of a Surviving Company Product (as defined the Settlement Agreement).

The above payment obligations replace, in their entirety, the contingent consideration in the form of development, regulatory approval and sales-based milestones of up to $172.5 million contained in the Merger Agreement.

Under the Settlement Agreement, each of the Company and SRS provided broad mutual releases of all claims relating to or arising out of the Merger Agreement, including without limitation, all claims brought in the Litigation or that could have been brought in the Litigation.

The Company paid the Initial Payment in cash in July 2022. During the fourth quarter of 2023, the Company announced positive topline results from our Phase 2 clinical trial of barzolvolimab in patients with moderate to severe CSU, which satisfied the requirement of "successful completion" of a Phase 2 Clinical Trial of barzolvolimab such that the Company was obligated to make the applicable milestone payment under the Settlement Agreement with SRS in the amount of $12.5 million. During the fourth quarter of 2023, the Company paid the $12.5 million milestone in cash and recorded a litigation settlement related loss of $12.5 million.

A future milestone payment related to the barzolvolimab program, which was subject to the Litigation, will be recorded when and if payment becomes probable and reasonably estimable in accordance with the loss contingency model under ASC 450. A future milestone payment related to the remaining Surviving Company Products are measured at fair value (refer to Note 4). When and if the remaining payment described above becomes due, it shall be payable, at the Company's sole election, in either cash or stock (as set forth in the Merger Agreement) or a combination thereof.

## Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## Item 9A. CONTROLS AND PROCEDURES

*Evaluation of Disclosure Controls and Procedures*

As of December 31, 2023, our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2023. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

*Management's Annual Report on Internal Control Over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with the authorizations of management and directors; and

- provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework provided in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in Item 8 above.

*Changes in Internal Control Over Financial Reporting*

There were no changes in our internal control over financial reporting during the three months ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## Item 9B. OTHER INFORMATION

On February 26, 2024, we entered into a controlled equity offering sales agreement (the "Sales Agreement") with Cantor Fitzgerald & Co. ("Cantor"), as sales agent, pursuant to which we may offer and sell, from time to time, through Cantor shares of our common stock, par value $0.001 per share.

We are not obligated to sell any shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, Cantor will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of The Nasdaq Capital Market to sell shares from time to time based upon our instructions, including any price, time or size limits specified by us. Under the Sales Agreement, Cantor may sell shares by any method deemed to be an "at the market offering" as defined in Rule 415 under the U.S. Securities Act of 1933, as amended, or any other method permitted by law. Cantor's obligations to sell shares under the Sales Agreement are subject to satisfaction of certain conditions, including customary closing conditions. We will pay Cantor a commission of up to 3.0% of the aggregate gross proceeds from each sale of shares and have agreed to provide Cantor with customary indemnification and contribution rights. We have also agreed to reimburse Cantor for certain specified expenses.

Sales of shares of common stock under the Sales Agreement will be made pursuant to the registration statement on Form S-3ASR (File No. 333-275300), which became effective upon filing with the U.S. Securities and Exchange Commission (the "SEC") on November 3, 2023, and a related prospectus supplement to be filed with the SEC on February 26, 2024, for an aggregate offering price of up to $300.0 million.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, which is filed herewith as Exhibit 1.1. A copy of the opinion of Lowenstein Sandler LLP relating to the validity of the securities issued in the offering is filed herewith as Exhibit 5.1.

This Annual Report on Form 10-K shall not constitute an offer to sell or the solicitation of an offer to buy any shares under the Sales Agreement, nor shall there be any sale of such shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Also on February 23, 2024, we provided notice of, and Cantor agreed to, termination of the controlled equity offering sales agreement, dated as of May 19, 2016, by and between us and Cantor, as agent, effective immediately.

## Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

**PART III**

## Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 will be included in the definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, or the 2024 Proxy Statement, under "Information Regarding Our Current Directors and Executive Officers," "Delinquent Section 16(a) Reports," "Code of Business Conduct and Ethics" and "The Board of Directors and Its Committees" and is incorporated herein by reference. If the 2024 Proxy Statement is not filed with the SEC within 120 days after the end of our most recent fiscal year, we will provide such information by means of an amendment to this Annual Report on Form 10-K.

## Item 11. EXECUTIVE COMPENSATION

The information required by this Item 11 will be included in the 2024 Proxy Statement under "Executive Compensation," and "Compensation Committee Interlocks and Insider Participation," and is incorporated herein by reference. If the 2024 Proxy Statement is not filed with the SEC within 120 days after the end of our most recent fiscal year, we will provide such information by means of an amendment to this Annual Report on Form 10-K.

## Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 will be included in the 2024 Proxy Statement under "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" and is incorporated herein by reference. If the 2024 Proxy Statement is not filed with the SEC within 120 days after the end of our most recent fiscal year, we will provide such information by means of an amendment to this Annual Report on Form 10-K.

## Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 will be included in the 2024 Proxy Statement under "Election of Directors" and "Approval of Related Person Transactions and Transactions with Related Persons" and is incorporated herein by reference. If the 2024 Proxy Statement is not filed with the SEC within 120 days after the end of our most recent fiscal year, we will provide such information by means of an amendment to this Annual Report on Form 10-K.

## Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 will be included in the 2024 Proxy Statement under "Independent Registered Public Accounting Firm" and is incorporated herein by reference. If the 2024 Proxy Statement is not filed with the SEC within 120 days after the end of our most recent fiscal year, we will provide such information by means of an amendment to this Annual Report on Form 10-K.

**PART IV**

## Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(A)      The following documents are filed as part of this Form 10-K:

*(1)  Financial Statements:*

The Financial Statements and Supplementary Data are included in Part II Item 8 of this report.

*(2)  Financial Statement Schedules:*

Schedules are omitted since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Financial Statements or Notes thereto.

*(3)  Exhibits:*

| No. | Description | Incorporated by Reference to | | |
| --- | --- | --- | --- | --- |
| | | Form and SEC File No. | Exhibit No. | SEC Filing Date |
| *Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession* | | | | |
| 1.1 | Sales Agreement, dated February 26, 2024, by and between Celldex Therapeutics, Inc. and Cantor Fitzgerald & Co. | Filed herewith | | |
| 2.1 | Agreement and Plan of Merger, dated as of November 1, 2016, by and among Kolltan Pharmaceuticals, Inc., Celldex Therapeutics, Inc., Connemara Merger Sub 1 Inc. and Connemara Merger Sub 2 LLC. | 8-K (000-15006) | 2.1 | 11/1/16 |
| *Articles of Incorporation and By-Laws* | | | | |
| 3.1 | Third Restated Certificate of Incorporation | S-4 (333-59215) | 3.1 | 7/16/98 |
| 3.2 | Certificate of Amendment of Third Restated Certificate of Incorporation | S-4 (333-59215) | 3.1 | 7/16/98 |
| 3.3 | Second Certificate of Amendment of Third Restated Certificate of Incorporation | S-4 (333-59215) | 3.2 | 7/16/98 |
| 3.4 | Third Certificate of Amendment of Third Restated Certificate of Incorporation | 10-Q (000-15006) | 3.1 | 5/10/02 |
| 3.5 | Fourth Certificate of Amendment of Third Restated Certificate of Incorporation | 8-K (000-15006) | 3.1 | 3/11/08 |
| 3.6 | Fifth Certificate of Amendment of Third Restated Certificate of Incorporation | 8-K (000-15006) | 3.2 | 3/11/08 |
| 3.7 | Sixth Certificate of Amendment of Third Restated Certificate of Incorporation | 10-Q (000-15006) | 3.7 | 11/10/08 |
| 3.8 | Seventh Certificate of Amendment of Third Restated Certificate of Incorporation | 8-K (000-15006) | 3.1 | 2/8/19 |
| 3.9 | Second Amended and Restated By-Laws of Celldex Therapeutics, Inc., dated November 3, 2022 | 10-Q (000-15006) | 3.1 | 11/9/22 |

*Instruments Defining the Rights of Security Holders*

| | | | | |
|---|---|---|---|---|
| 4.1 | Specimen of Common Stock Certificate | 8-K (000-15006) | 4.1 | 2/8/19 |
| 4.2 | Certificate of Designations, Preferences and Rights of a Series of Preferred Stock classifying and designating the Series C-1 Junior Participating Cumulative Preferred Stock | 8-A (000-15006) | 3.1 | 11/8/04 |
| 4.3 | Description of Securities | 10-K (000-15006) | 4.3 | 2/28/23 |
| 5.1 | Opinion of Lowenstein Sandler LLP | Filed herewith | | |

*Material Contracts-Leases*

| | | | | |
|---|---|---|---|---|
| *10.1 | Lease Agreement, by and between the Company and the Massachusetts Development Finance Agency, dated as of December 22, 2003 | 10-Q (000-15006) | 10.1 | 4/30/04 |
| 10.2 | First Amendment to Lease between Massachusetts Development Finance Agency and the Company dated March 17, 2005 | 10-K/A (000-15006) | 10.6 | 12/23/10 |
| 10.3 | Second Amendment to Lease by and between the Company and the Massachusetts Development Finance Agency dated as of November 4, 2005 | 10-K (000-15006) | 10.41 | 3/16/06 |
| 10.4 | Third Amendment to Lease between Massachusetts Development Finance Agency and the Company dated December 20, 2006 | 10-K/A (000-15006) | 10.7 | 12/23/10 |
| 10.5 | Fifth Amendment to Lease between Massachusetts Development Finance Agency and the Company dated October 3, 2008 | 10-K/A (000-15006) | 10.8 | 12/23/10 |
| 10.6 | Sixth Amendment to Lease between Massachusetts Development Finance Agency and the Company dated August 20, 2009 | 10-K/A (000-15006) | 10.9 | 12/23/10 |
| 10.7 | Seventh Amendment to Lease by and between the Company and the Massachusetts Development Finance Agency dated as of June 22, 2010 | 10-Q (000-15006) | 10.1 | 8/5/10 |
| 10.8 | Eighth Amendment to Lease by and between the Company and University of Massachusetts Dartmouth dated as of November 1, 2015 | 10-K/A (000-15006) | 10.12 | 2/25/16 |
| 10.9 | Ninth Amendment to Lease by and between the Company and University of Massachusetts Dartmouth dated as of October 1, 2019 | 10-K (000-15006) | 10.13 | 3/26/20 |
| 10.10 | Tenth Amendment to Lease by and between the Company and University of Massachusetts Dartmouth dated as of August 1, 2022 | 10-Q (000-15006) | 10.2 | 11/9/22 |
| 10.11 | Lease Agreement dated as of May 1, 2013 by and between Crown Perryville, LLC and the Company. | 10-Q (000-15006) | 10.1 | 5/03/13 |
| 10.12 | First Amendment to Lease between Company and Crown Perryville, LLC dated as of June 17, 2015 | 10-Q (000-15006) | 10.2 | 8/10/15 |
| 10.13 | Second Amendment to Lease Agreement between the Company and Crown Perryville, LLC dated as of March 8, 2019 | 10-Q (000-15006) | 10.1 | 5/7/19 |
| 10.14 | Third Amendment to Lease Agreement between the Company and Perryville SPE LLC (successor-in-interest) to Crown Perryville, LLC dated as of May 23, 2022 | 10-Q (000-15006) | 10.3 | 8/8/22 |

| | | | | |
|---|---|---|---|---|
| 10.15 | Extension of Lease Agreement between the Company and University of Massachusetts Dartmouth dated as of July 1, 2020 | 10-Q (000-15006) | 10.1 | 8/6/20 |

*Material Contracts-License, Collaboration, Supply and Distribution Agreements*

| | | | | |
|---|---|---|---|---|
| *10.16 | Amended and Restated License Agreement by and between the Company and Yale University dated as of July 26, 2022 | 10-Q (000-15006) | 10.1 | 11/9/22 |

*Material Contracts-Other*

| | | | | |
|---|---|---|---|---|
| 10.17 | Confidential Settlement Agreement and Mutual Release, dated July 15, 2022, by and between Shareholder Representatives Services LLC, solely in its capacity as Stockholders Representative, and Celldex Therapeutics, Inc. | 8-K (000-15006) | 10.1 | 7/18/22 |

*Material Contracts- Management Contracts and Compensatory Plans*

| | | | | |
|---|---|---|---|---|
| †10.18 | Celldex Therapeutics, Inc. 2021 Omnibus Equity Incentive Plan (as amended June 15, 2023) | 8-K (000-15006) | 10.1 | 6/15/23 |
| †10.19 | Celldex Therapeutics, Inc. 2021 Omnibus Equity Incentive Plan | 8-K (000-15006) | 10.1 | 6/17/21 |
| †10.20 | Celldex Therapeutics, Inc. Amended and Restated 2008 Stock Option and Incentive Plan (as amended, effective June 18, 2020). | 8-K (000-15006) | 10.1 | 6/18/20 |
| †10.21 | Celldex Therapeutics, Inc. Amended and Restated 2004 Employee Stock Purchase Plan (effective as of June 19, 2019) | 8-K (000-15006) | 10.2 | 6/19/19 |
| †10.22 | Amended and Restated Employment Agreement, dated as of July 1, 2021, by and between Celldex Therapeutics, Inc. and Anthony S. Marucci | 8-K (000-15006) | 10.1 | 7/1/21 |
| †10.23 | Amended and Restated Employment Agreement, dated as of July 1, 2021, by and between Celldex Therapeutics, Inc. and Sam Martin | 8-K (000-15006) | 10.2 | 7/1/21 |
| †10.24 | Amended and Restated Employment Agreement, dated as of July 1, 2021, by and between Celldex Therapeutics, Inc. and Tibor Keler, Ph.D. | 8-K (000-15006) | 10.3 | 7/1/21 |
| †10.25 | Amended and Restated Employment Agreement, dated as of July 1, 2021, by and between Celldex Therapeutics, Inc. and Ronald Pepin, Ph.D. | 8-K (000-15006) | 10.4 | 7/1/21 |
| †10.26 | Amended and Restated Employment Agreement, dated as of July 1, 2021, by and between Celldex Therapeutics, Inc. and Sarah Cavanaugh | 8-K (000-15006) | 10.5 | 7/1/21 |
| †10.27 | Amended and Restated Employment Agreement, dated as of July 1, 2021, by and between Celldex Therapeutics, Inc. and Margo Heath-Chiozzi, M.D. | 8-K (000-15006) | 10.6 | 7/1/21 |
| †10.28 | Amended and Restated Employment Agreement, dated as of July 1, 2021, by and between Celldex Therapeutics, Inc. and Elizabeth Crowley | 8-K (000-15006) | 10.7 | 7/1/21 |
| †10.29 | Amended and Restated Employment Agreement, dated as of July 1, 2021, by and between Celldex Therapeutics, Inc. and Richard Wright, Ph.D. | 8-K (000-15006) | 10.8 | 7/1/21 |
| †10.30 | Amended and Restated Employment Agreement, dated as of July 1, 2021, by and between Celldex Therapeutics, Inc. and Diane Young, M.D. | 8-K (000-15006) | 10.9 | 7/1/21 |
| †10.31 | Amended and Restated Employment Agreement, dated as of July 1, 2021, by and between Celldex Therapeutics, Inc. and Freddy Jimenez | 8-K (000-15006) | 10.10 | 7/1/21 |

| | | | | | |
|---|---|---|---|---|---|
| †10.32 | Celldex Therapeutics, Inc. 2021 Plan Form of Restricted Stock Award Agreement | 8-K (000-15006) | 10.2 | 6/17/21 |
| †10.33 | Celldex Therapeutics, Inc. 2021 Plan Form of Incentive Stock Option Grant Agreement | 8-K (000-15006) | 10.3 | 6/17/21 |
| †10.34 | Celldex Therapeutics, Inc. 2021 Plan Form of Nonqualified Stock Option Grant Agreement | 8-K (000-15006) | 10.4 | 6/17/21 |
| †10.35 | Celldex Therapeutics, Inc. 2021 Plan Form of Restricted Stock Unit Award Agreement | 8-K (000-15006) | 10.5 | 6/17/21 |
| †10.36 | 2008 Plan Form of Stock Option Agreement | 10-Q (000-15006) | 10.1 | 8/08/18 |
| †10.37 | 2008 Plan Form of Restricted Stock Award | 10-K (000-15006) | 10.42 | 3/12/10 |
| 21.1 | Subsidiaries of Celldex Therapeutics, Inc. | Filed herewith | | |
| 23.1 | Consent of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm | Filed herewith | | |
| 23.2 | Consent of Lowenstein Sandler LLP (included in Exhibit 5.1) | Filed herewith | | |
| 31.1 | Certification of President and Chief Executive Officer | Filed herewith | | |
| 31.2 | Certification of Senior Vice President and Chief Financial Officer | Filed herewith | | |
| 32 | Section 1350 Certifications | Furnished herewith | | |
| †97 | Celldex Therapeutics, Inc. Compensation Recovery Policy | Filed herewith | | |
| 101.INS | Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document | Filed herewith | | |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document | Filed herewith | | |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document | Filed herewith | | |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document | Filed herewith | | |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document | Filed herewith | | |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document | Filed herewith | | |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) | | | |

---

\* Certain confidential portions of this exhibit were redacted. Celldex Therapeutics, Inc. agrees to furnish supplementally to the U.S. Securities and Exchange Commission a copy of any omitted schedule and/or exhibit upon request. The confidential portions of this exhibit were omitted by means of marking such portions with asterisks because the identified confidential portions (i) are not material, (ii) would be competitively harmful if publicly disclosed and (iii) contain information that Celldex Therapeutics, Inc, customarily and actually treats as private or confidential.

† Indicates a management contract or compensation plan, contract or arrangement.

## Item 16. FORM 10-K SUMMARY

None.

# SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**CELLDEX THERAPEUTICS, INC.**

By:  /s/ ANTHONY S. MARUCCI

**Date**

February 26, 2024

Anthony S. Marucci
*President and Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ ANTHONY S. MARUCCI<br>Anthony S. Marucci | President, Chief Executive Officer, and Director<br>(Principal Executive Officer) | February 26, 2024 |
| /s/ SAM MARTIN<br>Sam Martin | Senior Vice President,<br>Chief Financial Officer and Treasurer<br>(Principal Financial and Accounting Officer) | February 26, 2024 |
| /s/ KAREN L. SHOOS<br>Karen L. Shoos | Director, Chair of the Board of Directors | February 26, 2024 |
| /s/ KEITH L. BROWNLIE<br>Keith L. Brownlie | Director | February 26, 2024 |
| /s/ CHERYL L. COHEN<br>Cheryl L. Cohen | Director | February 26, 2024 |
| /s/ HERBERT J. CONRAD<br>Herbert J. Conrad | Director | February 26, 2024 |
| /s/ RITA I. JAIN, M.D,<br>Rita I. Jain, M.D. | Director | February 26, 2024 |
| /s/ JAMES J. MARINO<br>James J. Marino | Director | February 26, 2024 |
| /s/ GARRY A. NEIL, M.D.<br>Garry A. Neil, M.D. | Director | February 26, 2024 |
| /s/ HARRY H. PENNER, JR.<br>Harry H. Penner, Jr. | Director | February 26, 2024 |

**Exhibit 31.1**

## CERTIFICATION

I, Anthony S. Marucci, certify that:

1.    I have reviewed this annual report on Form 10-K of Celldex Therapeutics, Inc.;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.    The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)  Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)  Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.    The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2024                                                      By /s/ ANTHONY S. MARUCCI
                                                                                         Name: Anthony S. Marucci
                                                                                         Title: *President and Chief Executive Officer*

**Exhibit 31.2**

# CERTIFICATION

I, Sam Martin, certify that:

1.  I have reviewed this annual report on Form 10-K of Celldex Therapeutics, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c)  Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d)  Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

    (a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2024

By /s/ SAM MARTIN
Name: Sam Martin
Title: *Senior Vice President and Chief Financial Officer*

**Exhibit 32**

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
AND CHIEF FINANCIAL OFFICER PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Each of the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of Celldex Therapeutics, Inc. (the "Company"), that, to his knowledge, the Annual Report of the Company on Form 10-K for the period ended December 31, 2023 (the "Form 10-K"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. §78m or 78o(d)) and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to the Form 10-K. A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: February 26, 2024                                       By:/s/ ANTHONY S. MARUCCI
                                                                              Name: Anthony S. Marucci
                                                                              Title: *President and Chief Executive Officer*

Date: February 26, 2024                                       By:/s/ SAM MARTIN
                                                                              Name: Sam Martin
                                                                              Title: *Senior Vice President and Chief Financial Officer*

This certification shall not be deemed "filed" for any purpose, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act.